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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
APR 12 2002
070

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

02025955

- Securities Act Rule 801 (Rights Offering) ☐
- Securities Act Rule 802 (Exchange Offer) ☒
- Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐
- Exchange Act Rule 14d-1 (c) (Third Party Tender Offer) ☐
- Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Clubhaus plc
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

England and Wales
(Jurisdiction of Subject Company's Incorporation or Organization)

Clubhaus plc
(Name of Person(s) Furnishing Form)

PROCESSED
APR 16 2002
P
THOMSON
FINANCIAL

G2212UAA4, 189476AA20, 189476AB0
(CUSIP Number of Class of Securities (if applicable))

Patrick A. Nolan	Rupert Horner
CT Corporation System	Clubhaus plc
111 8th Avenue, 13th Floor	Nizels Georgian House, Nizels Lane
New York, NY 10011	Hildenborough, Kent, United Kingdom TN11 8NT
1 (212) 590-9200	+44 (0)17 3283 5900

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

April 12, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

The Scheme Document, Form of Proxy, and Amendment and Restatement Deed relating to the proposed scheme of arrangement of Clubhaus plc ("Clubhaus") that describe, among other things, the restructuring proposals relating to £60,000,000 12.875 per cent senior notes due 2009 of Clubhaus pursuant to a scheme of arrangement pursuant to Section 425 of the United Kingdom Companies Act 1985, as well as the 2001 Report & Accounts of Clubhaus, are attached hereto.

Item 2. ***Informational Legends***

See page 11 of the Scheme Document.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not Applicable.

PART III – CONSENT TO SERVICE OF PROCESS

Concurrently with the submission of this Form CB with the Securities and Exchange Commission, Clubhaus is filing a written irrevocable consent and power of attorney on Form F-X.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLUBHAUS PLC

By: [signature]
Name: RUPERT HORNER
Title: COMPANY SECRETARY

April 12, 2002

LO43530

This document is important and requires your immediate attention. If you have sold, or otherwise transferred, or sell or otherwise transfer, your Senior Notes before the Record Date (as those terms are defined in the Scheme), you must deliver this document to the person or persons to whom you have sold or otherwise transferred, or sell or otherwise transfer, your Senior Notes. If you are in any doubt as to the action you should take, you should consult your professional adviser without delay. If you are not the beneficial owner of the Senior Notes, please forward a copy of this document and its enclosures to such person. A transferee of Senior Notes after the Record Date shall not, amongst other things, be entitled to vote at the Scheme Meeting. Such transferee will need to make arrangements with the transferor to ensure that the transferor votes in accordance with the wishes of the transferee. The Company will only issue New Shares to holders of Senior Notes on the Record Date if evidence acceptable to the Company is provided as to the holdings of Senior Notes of any person on the Record Date. Persons who have acquired Senior Notes after the Record Date should contact the person from whom they have acquired the Senior Notes for a transfer of the New Shares. Any transferor should provide a copy of this document to any transferee before the relevant Senior Notes are sold to the transferee.

Further copies of this document can be obtained from Deutsche Bank AG, Winchester House, 1 Great Winchester Street, London EC2N 2DB.

CLUBHAUS PLC

(Incorporated in England and Wales under the Companies Act 1985 with registered number 3125439)

Restructuring Proposals relating to £60,000,000 12.875 per cent. senior notes due 2009 (created pursuant to an indenture dated 24 May 1999 as duly supplemented by a first supplemental indenture dated 20 December 1999, a second supplemental indenture dated 5 February 2002 and a third supplemental indenture dated 12 April 2002)

ISIN: USG2212UAA46, US189476AA20, US189476AB03

Common Codes: 9762582, 9762892, 010197490

CUSIPS: G2212UAA4, 189476AA20, 189476AB0

(together, the "Senior Notes")

pursuant to a

SCHEME OF ARRANGEMENT

(under section 425 of the Companies Act 1985)

between

CLUBHAUS PLC

and its

SCHEME CREDITORS

(as defined in the Scheme of Arrangement)

A meeting of Scheme Creditors (as defined in the Scheme) (the "Scheme Meeting") to consider and, if thought fit, approve the Scheme of Arrangement set out in Part IV of this document will be held on 7 May 2002 commencing at 10.30 am at the offices of Ashurst Morris Crisp, Broadwalk House, 5 Appold Street, London EC2A 2HA. A copy of the notice convening the Scheme Meeting is set out on pages 46 and 47 of this document.

The action you should take is set out in Part II of this document. Whether or not you intend to be present at the Scheme Meeting, you are requested to complete and return the Form of Proxy enclosed with this document in accordance with the instructions and notes contained therein and in Part II of this document. The Form of Proxy should arrive no later than 10.30 am (London time) on 5 May 2002, at the Voting Agent, at either Deutsche Bank AG of Winchester House, 1 Great Winchester Street, London EC2N 2DB or Deutsche Bank Luxembourg SA of 2 Boulevard Konrad Adenauer, L-1115 Luxembourg (although the Form of Proxy may be handed to the Chairman of the Scheme Meeting before the start of the Scheme Meeting).

In the event that the Scheme is approved by Scheme Creditors, a hearing before the Court is necessary in order to sanction the Scheme. All Scheme Creditors are entitled to attend the Court hearing in person or by counsel to support or oppose the sanctioning of the Scheme. It is expected that the Court hearing will be held on 16 May 2002 at the Royal Courts of Justice, Strand, London WC2A 2LL.

The New Shares to be issued pursuant to the Scheme will be issued and the Senior Notes will be partially redeemed and amended in accordance with the provisions of the Scheme in reliance upon exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the "Securities Act"), including that provided by Rule 802 thereof, and have not been and will not be registered under the Securities Act nor under the securities laws of any state of the United States. Neither the United States Securities and Exchange Commission nor any state securities commission has reviewed, approved or disapproved of the Scheme or the New Shares or the partial redemption of and amendments to the Senior Notes or passed upon the adequacy or completeness of this document. Any representation to the contrary is a criminal offence in the United States.

This document shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale or distribution of the New Shares to be issued or of the Restated Senior Notes pursuant to the Scheme in any jurisdiction in which such offer or sale is not permitted.

12 April 2002

CONTENTS

Definitions

In this document (except in the text of the Scheme, which contains separate definitions), the following words and expressions have the following meanings, unless the context otherwise requires:

"Act"	the Companies Act 1985, as amended;
"Affiliate"	in relation to the Company, any body corporate which is its holding company or its subsidiary or another subsidiary of its holding company and the definitions "subsidiary" and "holding company" have the meaning given in section 736 of the Act with the word "company" in that section including any body corporate wherever incorporated;
"Amendment and Restatement Deed"	an amendment and restatement deed between the Company and the Trustee which effects the *amendments to the terms and conditions of the Senior* Notes and the Senior Notes Indenture comprised in the Scheme and a draft of which is enclosed with this document and a draft of which is also available for inspection as set out in paragraph 10 of Part III of this document;
"Bank of New York"	The Bank of New York, One Canada Square, Canary Wharf, London, E14 5AL;
"Barclays"	Barclays Bank PLC;
"Beneficial Holder"	a person who has the ultimate right as against any other person to receive a proportionate sum paid under the Senior Notes upon that sum being paid to the Holder as defined in the Senior Notes Indenture. Only one person will be the Beneficial Holder in respect of any particular proportionate sum paid under the Senior Notes, such person being the person whose right is not subject to a corresponding or superior obligation to another person, that obligation arising solely from the holding of the interest in the sum paid under the Senior Notes;
"Business Day"	any day other than Saturday, Sunday or any other day which is a public holiday in England and Wales;
"Capital Reorganisation"	the proposed reorganisation of the share capital of the Company as described in Part I of this document;
"Company"	Clubhaus plc, a company incorporated in England and Wales with registration number 3125439;
"Court"	the High Court of Justice of England and Wales;
"Directors"	the directors of the Company whose names are set out on page 8 of this document;

"Effective Date"	the Business Day on which an office copy of the order of the Court sanctioning the Scheme shall have been delivered to the Registrar of Companies for registration (which, subject to the sanctioning of the Scheme by the Court, is expected to be 17 May 2002);
"Existing Shares"	the ordinary shares of 50 pence each in the share capital of the Company in issue as at 12 April 2002;
"Explanatory Statement"	the explanatory statement circulated with this Scheme pursuant to section 426 of the Act;
"Extraordinary General Meeting"	the extraordinary general meeting of holders of Existing Shares convened by the Company to be held on 8 May 2002, or any adjournment thereof;
"Form of Proxy"	the form of proxy accompanying this document for use in connection with the Scheme Meeting;
"Group"	the Company and all its subsidiary companies;
"Guarantors"	each of the Company's subsidiaries which are listed in Appendix D of Part III which is to provide a guarantee and security in respect of the Company's obligations under the New Barclays Facilities and the Restated Senior Notes;
"Holder"	as defined in the Senior Notes Indenture, being Deutsche Bank Luxembourg SA as at the date of this document;
"liability" or "liabilities"	any liability of a person whether it is present, future, prospective or contingent, whether or not its amount is fixed or undetermined, whether or not it involves the payment of money and whether it arises at common law, in equity or by statute, in England and Wales or in any other jurisdiction, or in any other manner whatsoever, but such expression does not include any liability which is barred by statute or is otherwise unenforceable or arises under a contract which is void or, being voidable, has been duly avoided;
"New Barclays Facilities"	the £41 million term loan and £1.3 million overdraft facilities to be made available to the Company by Barclays in the event the Scheme becomes effective;
"New Shares"	ordinary shares of 0.1 pence each in the capital of the Company;
"PIK Notes"	means the notes which may be issued by the Company from time to time in lieu of the payment in cash of interest due under the Restated Senior Notes and which will have the same terms and conditions as the Restated Senior Notes and which will comprise a single series of notes with the Restated Senior Notes then in issue;

"Post"	delivery by pre-paid first class post or air mail;
"Preference Shareholder"	the holder of the Preference Shares;
"Preference Shares"	the 7,600,000 issued "B" redeemable preference shares of £1 each in the capital of the Company;
"Proceeding(s)"	any process, action, or other legal proceeding (including without limitation any demand, arbitration, alternative dispute resolution, judicial review, adjudication, execution, seizure, distraint, forfeiture, re-entry, lien, enforcement of judgment, or enforcement of any security (including, without limitation, enforcement of any letters of credit));
"Property"	all forms of property of the Company, tangible and intangible, including money, goods, things in action, land and every description of property wherever situated and also obligations and every description of interest, whether present or future, vested or contingent arising out of, or incidental to, property;
"Record Date"	5.00 pm (London time) on 12 April 2002;
"Registrar of Companies"	the Registrar of companies in England and Wales;
"Restated Senior Notes"	the £15 million of principal amount of the Senior Notes, as amended and restated pursuant to the terms of the Scheme and the Amendment and Restatement Deed;
"Scheme"	the Scheme in its present form or with or subject to any modification, addition or condition approved or imposed by the Court;
"Scheme Claim"	any claim which a Scheme Creditor is or may in any circumstances become entitled to bring against the Company as at and/or prior to the Effective Date pursuant to or arising out of the terms of the Senior Notes Indenture;
"Scheme Creditors"	the Holder, Beneficial Holders and the Trustee, all as defined in the Senior Notes Indenture together with any other person who may under the Senior Notes Indenture have any pecuniary claim against the Company;
"Scheme Meeting"	the meeting of Scheme Creditors convened in accordance with the leave of the Court pursuant to section 425 of the Act to consider and, if thought fit, approve the Scheme, including any adjournment thereof;
"Security Documents"	(i) the guarantee and debenture to be granted by the Company and the Guarantors and (ii) the separate share charges granted by each of the Company and Clubhaus

Operations Limited, in each case, to be dated on or about the Effective Date and granted in favour of the Bank of New York as security trustee;

"Second Supplemental Agency Agreement"	a second supplemental agency agreement to be dated on or about the Effective Date between, amongst others the Company, the Trustee and Bankers Trust as principal agent
"Senior Lenders"	Barclays, National Westminster Bank PLC, Sudwest Bank and HSBC Bank plc;
"Senior Notes"	the £60,000,000 12.875 per cent. senior notes due 2009 constituted by the Senior Notes Indenture;
"Senior Notes Indenture"	the indenture dated 24 May 1999 as amended and modified by a first supplemental indenture dated 20 December 1999, a second supplemental indenture dated 5 February 2002 and a third supplemental indenture dated 12 April 2002, governing the Senior Notes;
"Sterling" or "£"	pounds sterling or other lawful currency being the currency of the UK for the time being;
"Subordination Deed"	the subordination deed to be dated on or about the Effective Date between the Company, the Guarantors, the Trustee and Barclays;
"Trustee"	Bank of New York in its capacity as trustee of the Senior Notes or other trustee or trustees thereof for the time being; and
"Voting Agent"	Deutsche Bank AG of Winchester House, 1 Great Winchester Street, London EC2N 2DB and/or Deutsche Bank Luxembourg SA of 2 Boulevard Konrad Adenauer, L-1115 Luxembourg as appropriate.

KEY DATES AND EXPECTED TIMETABLE

Scheme Creditors should observe any deadlines set by any institution and settlement system through which they hold their Senior Notes to ensure the Form of Proxy is returned in time for the purposes of voting at the Scheme Meeting of Scheme Creditors.

	2002
Record Date*	5.00 pm (London time) on 12 April
Form of Proxy for use in connection with the Scheme Meeting to be returned by†	10.30 am (London time) on 5 May
Scheme Meeting of Scheme Creditors	10.30 am (London time) on 7 May
Extraordinary general meeting of ordinary shareholders in the Company	10.00 am (London time) on 8 May
Court hearing to sanction the Scheme#	16 May
Effective Date#	17 May
Dealings commence in New Shares#	20 May
Share certificates relating to New Shares to be despatched×#	31 May

* Scheme Claims are assessed as at the Record Date. Forms of Proxy should be completed by Scheme Creditors with interests in the Senior Notes acquired on or before the Record Date.

† Scheme Creditors are strongly urged to return their Forms of Proxy by 10.30 am (London time) on 5 May 2002 to enable them to vote at the Scheme Meeting. Forms of Proxy not returned by this time will be accepted if handed to the Chairman of the Scheme Meeting before the start of the Scheme Meeting, along with evidence of the Scheme Creditor's personal identity and proof that such person was a Scheme Creditor as at the Record Date.

These dates will depend, amongst other things, on the date upon which the Court sanctions the Scheme.

× In the case of the Scheme becoming effective and the Company being unable to ascertain to whom New Shares should be issued on account of a Beneficial Holder failing to return a Form of Proxy or to indicate in a returned Form of Proxy to whom the New Shares should be issued, such New Shares will be held by a trustee for unclaimed New Shares on trust for the benefit of those persons entitled to them. Such persons will be able to obtain such New Shares from such trustee for unclaimed New Shares at any time prior to the date falling 12 years after the Effective Date. If unclaimed after the expiry of the 12 year period, the unclaimed New Shares will be sold in the market and the proceeds retained for the benefit of the Company.

THE COMPANY'S OFFICERS AND ADVISERS

Directors:-

Robert Bourne (Chairman)
Charles Parker (Managing Director)
Rupert Horner (Finance Director)
Guy Buckley (Chief Operating Officer)
Alexander von Spoercken (German Director)
Norman Riddell (Non-executive Director)

Company Secretary:-

Rupert Horner

Financial advisers to the Company:-

In the UK

KBC Peel Hunt Ltd
62 Threadneedle Street
London, EC2R 8HP

Legal advisers to the Company:-

In England and Wales

Ashurst Morris Crisp
Broadwalk House
5 Appold Street
London, EC2A 2HA

In the United States of America

Fried, Frank, Harris, Shriver & Jacobson
99 City Road
London, EC1Y 1AX

IMPORTANT NOTICE TO SCHEME CREDITORS

A. Information

This document has been prepared in connection with a proposal in relation to a scheme of arrangement pursuant to section 425 of the Companies Act 1985 (the "**Scheme**") between Clubhaus plc (the "**Company**") and its Scheme Creditors (as defined in the Scheme). Nothing in this document or any other document issued or appended to it should be relied on for any other purpose.

The information contained in this document has been prepared by the Company based upon information available to it. To the best of the Company's knowledge, information and belief, the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information. The financial statements of the Company for the nine months ended 30 September 2001 which accompany this document and upon which the *pro forma* statement of net assets contained in Part V of this document is based have been prepared in accordance with UK GAAP; there may be differences between the way in which they are presented and the presentation of financial statements in public filings in other jurisdictions. The Company has taken reasonable steps to ensure, to the extent reasonably practicable in the circumstances, that this document contains, or is accompanied by, the information reasonably necessary to enable Scheme Creditors to make an informed decision on the Scheme.

In the course of formulating the terms of the Scheme the Company has had a series of meetings with certain Beneficial Holders, being the ad hoc committee, the members of which are listed at Appendix B to the Explanatory Statement (the "Ad Hoc Committee"). The members of the Ad Hoc Committee agreed, at an early stage of the restructuring discussions, to enter into confidentiality agreements which, *inter alia*, acknowledged that the Company would supply the Ad Hoc Committee with certain material non-public information which could potentially make them "insiders" within the meaning of section 52 of the Criminal Justice Act 1993 and for the purposes of laws governing the trading of securities in other jurisdictions.

Certain information supplied to the Ad Hoc Committee is not included in this document either because such information is of a commercially sensitive nature and public disclosure may damage the Company's or the Group's businesses or because such information was provided for illustrative purposes only, and in each case the Company does not believe such information is reasonably necessary to enable Scheme Creditors to make an informed decision on the Scheme.

None of the Company's financial or legal advisers, the Holder, the Ad Hoc Committee or its financial or legal advisers, the Bank of New York, as the Trustee or in any other capacity, the Voting Agent, the Senior Lenders or their respective advisers who engaged in discussions or consulted with the Company and its advisers concerning the Scheme and/or who assisted with the distribution of documentation relating to the Scheme, the submission of claims and/or the voting procedures in respect of the Scheme, has verified that the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information and each of these persons expressly disclaims responsibility for such information.

The statements contained herein are made as at the date of this document, unless some other time is specified in relation to them, and service of this document shall not give rise to any implication that there has been no change in the facts set forth herein since

such date. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the Company's or the Group's future financial performance except where otherwise specifically stated.

Where this document does include forward looking statements, statistics and projections, the accuracy and completeness of all such statements, including, without limitation, statements regarding the Group's (or any Affiliate's, including the Company's) future financial position, strategy, projected costs, and plans and objectives of management for future operations, is not warranted or guaranteed. Although the Company believes that the expectations reflected in such statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations include those set out in section 7.3 of Part III of this document.

No person has been authorised by the Company to make any representations concerning the Scheme which are inconsistent with the statements contained herein and any such representations, if made, may not be relied upon as having been so authorised.

Nothing contained herein shall constitute a warranty or guarantee of any kind, express or implied, and nothing contained herein shall constitute any admission of any fact or liability on the part of the Company or any Affiliate with respect to any asset to which it or they may be entitled or any claim against it or them.

The summary of the principal provisions of the Scheme contained in this document is qualified in its entirety by reference to the Scheme itself, the full text of which is set out in Part III of this document. Each Scheme Creditor is advised to read and consider carefully the text of the Scheme itself. This is because this document and, in particular, the Chairman's letter and Explanatory Statement have been prepared solely to assist Scheme Creditors in respect of voting on the Scheme.

Scheme Creditors should not construe the contents of this document as legal, tax or financial advice, and should consult with their own adviser as to the matters described herein.

The entitlement of Beneficial Holders to New Shares under the terms of the agreed restructuring proposal and the Scheme has been calculated on the basis of the redemption of an aggregate amount of £45 million of principal amount of the Senior Notes plus accrued but unpaid interest on £60 million of principal amount of the Senior Notes as at the Effective Date and the relevant proportion of the Company's enlarged ordinary share capital obtainable pursuant to the Scheme. Such entitlement has not been determined on the basis of any expectation as to the anticipated value of the New Shares or as to the price at which the New Shares may trade following commencement of dealings in them. The New Shares will be listed on the Alternative Investment Market of the London Stock Exchange ("AIM") – see section 3.4.2 of Part III of this document for descriptions of the potential trading rights and restrictions. The Senior Notes as amended pursuant to the Scheme and the Amendment and Restatement Deed (as so amended, the "Restated Senior Notes") will remain listed on the Luxembourg Stock Exchange after the Scheme becomes effective. Any PIK Notes issued from time to time in lieu of payment by the Company of cash interest due under the Restated Senior Notes will be listed on the Luxembourg Stock Exchange (and publication of applicable supplementary listing particulars in connection therewith will be made and filed with the Luxembourg Stock Exchange and

appropriate notice thereof will be given in the Luxemburger Wort) and will themselves constitute Restated Senior Notes and form a single series with the Restated Senior Notes then in issue.

The Scheme is made in relation to the securities of a non-U.S. company. The Scheme is subject to disclosure requirements of a non-U.S. country that are different from those of the United States. Financial statements of the Company included in this document, if any, have been prepared in accordance with non-U.S. accounting standards that may not be comparable to financial statements of United States companies.

It may be difficult for Scheme Creditors to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since the issuer is located in a non-U.S. country, and some or all of its officers and directors may be residents of a non-U.S. country. Scheme Creditors may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court's judgement.

Scheme Creditors should be aware that the Company may purchase securities otherwise than under the Scheme, such as in open market or privately negotiated purchases.

This document has been filed with the Luxembourg Stock Exchange on the date hereof. In addition, notice of the issue of this document and the date for the Scheme Meeting has on the date hereof been published in the Luxemburger Wort, the Wall Street Journal and the Financial Times. In the event that the Scheme becomes effective, notice of that fact and the Effective Date will be given in the Luxemburger Wort, the Wall Street Journal and the Financial Times and to the Luxembourg Stock Exchange.

B. Securities law issues

New Shares in the Company are being offered pursuant to the Scheme in lieu of the cash that would otherwise be required to redeem £45 million of principal amount of the Senior Notes and accrued but unpaid interest on £60 million of principal amount of the Senior Notes as at the Effective Date. The Scheme will be governed by English law. In the UK, the offer of New Shares will not require the Company to prepare and issue a prospectus pursuant to the Public Offers of Securities Regulations 1995 (the "**POS Regulations**") and will not constitute financial promotion within the meaning of section 21 of the Financial Services and Markets Act 2000. This is because the offer of the New Shares will not result in a contract for their issue by the Company, as required by Regulation 5 of the POS Regulations, and is exempted by virtue of Article 43 of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001.

The New Shares to be issued to Beneficial Holders under the Scheme will be issued and the partial redemption and the amendments to the Senior Notes will be made in reliance upon the exemption from the registration requirements of the United States Securities Act of 1933, as amended (the "**Securities Act**"), provided by Rule 802 thereof and, as a consequence, will not be registered thereunder or under the securities laws of any state or other jurisdiction of the United States. Beneficial Holders who are or will be affiliates of the Company prior to or after the completion of the Scheme will be subject to certain US transfer restrictions relating to the New Shares received in the Scheme and the Restated Senior Notes.

Under US securities laws, a Beneficial Holder who is deemed to be an affiliate of the Company may not resell the New Shares received pursuant to the Scheme or the Restated Senior Notes without registration under the Securities Act, except for sales outside the United States pursuant to Regulation S or pursuant to the applicable resale provisions of Rule 145(d) promulgated under the Securities Act or another applicable exemption from the registration requirements of the Securities Act or in a transaction not subject to such requirements. Whether a person is an affiliate of a company for such purposes depends upon the circumstances, but affiliates of a company can include certain officers and directors and significant shareholders.

The New Shares and the Restated Senior Notes have not been approved or disapproved by the United States Securities and Exchange Commission (the "**SEC**") or any United States state securities commission, nor has the SEC or any United States state securities commission passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

The Company is currently subject to the reporting requirements of the US Securities Exchange Act of 1934. It is anticipated, however, that upon the completion of the Scheme, because the Company has fewer than 300 US noteholders, the Company will seek to terminate its reporting requirements pursuant to Section 15 of the US Securities Exchange Act. Accordingly it is anticipated that the Company will cease supplying information to the SEC shortly following the completion of the Scheme.

This document shall not constitute an offer to sell or the solicitation of an offer to buy New Shares or the Restated Senior Notes nor shall there be any sale or distribution of the New Shares to be issued pursuant to the Scheme or the Restated Senior Notes in any jurisdiction in which such offer or sale is not permitted.

Beneficial Holders entitled to the issue of New Shares or to hold Restated Senior Notes under the Scheme must comply with all laws and regulations applicable to them in force in any jurisdiction and must obtain any consent, approval or permission required to be obtained by them under the laws and regulations applicable to them in force in any jurisdiction to which they are subject and neither the Company nor its Directors and advisers nor the Trustee shall have any responsibility therefor.

PART I

LETTER FROM THE CHAIRMAN
CLUBHAUS PLC

(Incorporated in England and Wales under the Companies Act 1985 with registered number 3125439)

Directors:
Robert Bourne *(Chairman)*
Charles Parker *(Managing Director)*
Guy Buckley *(Chief Operating Officer)*
Rupert Horner *(Finance Director)*
Alexander von Spoercken *(German Director)*
Norman Riddell *(Non-executive Director)*

Registered Office:
Nizels Georgian House
Nizels Lane
Hildenborough
Kent
TN11 8NT

12 April 2002

Dear Scheme Creditor,

Proposed restructuring of Senior Notes

Late last year we announced that we were working on a restructuring proposal to put to the holders of the Senior Notes and, after some months of intensive work, we are now able to propose the terms of the restructuring. Our proposals involve the issue by the Company of 731,691,332 New Shares to the Beneficial Holders in lieu of the cash payment which would otherwise be required to redeem £45 million of principal amount of the Senior Notes and to settle accrued but unpaid interest on £60 million of principal amount of the Senior Notes. The proposal involves, amongst other things, a restructuring of the interest payments under the remaining outstanding Senior Notes once the redemption has taken place. Immediately after the restructuring, the Beneficial Holders, will, in aggregate, hold, or will be entitled to hold 731,691,332 New Shares, representing approximately 80 per cent. of the Company's issued share capital, and £15 million of principal amount of Restated Senior Notes. The remaining 20 per cent. of the Company's issued share capital will be held by the existing ordinary shareholders and the Preference Shareholder, the latter of whose shareholding will be converted into ordinary shares, ranking *pari passu* with the existing ordinary shareholders rights, and deferred shares.

After the restructuring, the Restated Senior Notes will bear interest at a reduced level, which interest may, up to 31 December 2003, at the option of the Company, be satisfied by the issue of further Restated Senior Notes (further details are set out under "Summary of principal terms of the Scheme" on page 17). In addition, and amongst other things, as part of the restructuring, the Guarantors will jointly and severally guarantee payments under the Restated Senior Notes and will, together with the Company, grant second ranking security to the holders of Restated Senior Notes behind Barclays. This security will be over substantially all of the material assets of the Company and the Guarantors. In addition, the Company and Clubhaus Operations Limited will grant second ranking share pledges over certain of their respective subsidiaries.

This document contains full details of the restructuring proposal, including the Scheme, which is to be voted on at a Scheme Meeting to take place on 7 May 2002 at the offices of Ashurst Morris Crisp, Broadwalk House, 5 Appold Street, London EC2A 2HA at 10.30 am

(London time). It also explains why the Directors consider the proposals are in the best commercial interests of the, Beneficial Holders as well as in the wider interests of the Company and the Group and their respective shareholders, employees and customers.

You are being sent this document, including the Scheme and its enclosures, because the Company believes that you are a Scheme Creditor. The Company strongly recommends that you consider the restructuring proposal carefully.

For the reasons given in this document, the Directors unanimously recommend that you vote in favour of the Scheme at the Scheme Meeting.

In accordance with normal practice, the Trustee expresses no opinion as to the merits of the Scheme as presented to Scheme Creditors in this document. The Trustee has not been involved in formulating the Scheme and neither recommends for nor against a vote in favour of the Scheme. The Trustee recommends that Scheme Creditors who are in any doubt as to its impact seek their own financial and legal advice. The Trustee expresses no opinion with respect to the effect of the Scheme on the rights or remedies afforded to the Scheme Creditors under the US Trust Indenture Act of 1939 or otherwise.

Why do we need a restructuring?

The performance of the Group as a whole has been less than satisfactory. Without the Company restructuring its debts it is very likely that the Company will have to enter into insolvency proceedings.

Our current financial difficulties mean that we have been unable to make the scheduled interest payment of approximately £3.9 million on the Senior Notes that was due in December 2001. In addition the Company's existing facility from Barclays (the "Existing Barclays Facility") is an on demand facility and Barclays may demand repayment thereof at any time. Barclays are currently supportive of the restructuring proposal. The Company's facilities with Barclays and NatWest and the Company's obligations in relation to such facilities are secured by full fixed and floating charges over the assets of the Company and certain of its UK subsidiaries.

In the event that insolvency proceedings were to arise in respect of the Company and its subsidiaries, the Directors believe that the combination of the Group's financial position, its obligations to the Senior Lenders and the potential further reduction in asset values caused by such insolvency proceedings would be likely to have an adverse impact on returns to Beneficial Holders. Against this background, and in order to preserve the Group as a going concern, and to allow the Beneficial Holders the opportunity to participate in the Company's equity, the Company has developed this restructuring proposal in consultation with the Ad Hoc Committee.

In October 2001, FPD Savills were commissioned by the Company to prepare a valuation of the Group's principal property assets on an open market valuation. Their report concluded that the value of such property assets was less than their reported book value. Although the properties had been carried in the Company's accounts at an aggregate value of £192 million as at 31 December 2000, the valuation established a value of £92.8 million. The reduction in value has been recognised as an exceptional charge in the Company's profit and loss account in its audited accounts for the nine months ended 30 September 2001 in accordance with the UK Financial Reporting Standard 11 "Impairment of Fixed Assets and Goodwill". During the course of the revaluation exercise it became clear that a reduction in the carrying value of the properties would be required and the Company made an appropriate announcement through the Regulatory News Service of the London Stock

Exchange. As a consequence of the scale of the reduction in the property values, the Directors became aware that the net assets of the Company were less than half of its paid up share capital. Accordingly, the Company called an extraordinary general meeting of its shareholders in accordance with section 142 of the Act. That meeting was held on 7 January 2002 where that situation was discussed.

Notwithstanding these difficulties, the Directors believe that the Group's underlying UK country club business is performing to a respectable level and that it represents an attractive investment proposition. However, the Directors also believe that the Group's net liabilities coupled with the current high level and cost of the Senior Notes prohibits any new investment in the Company, which is necessary for the fulfilment of the Company's business plan. It is felt that there is potential to attract further investment from both existing shareholders and new equity providers, but this cannot be contemplated until the balance sheet has been restructured and changes have been made to the management of the Group to allow it to focus on its stated aim of concentrating on its core UK country club estate.

The trading performance of the Group in the nine months to 30 September 2001 was disappointing in several regards, most notably in Germany and France. Despite the uncertainty surrounding the Group's financial position, the UK country clubs as a whole performed satisfactorily. The Directors have been tackling all the issues within their control to redress the situation, including reducing costs. Although it is relatively early in the year and the important spring and summer seasons lie ahead, the operating and trading performance of the Group as a whole is modestly ahead of the corresponding period from September 2000 to March 2001 with the improvement resulting mainly from the increased subscription income generated by the UK country clubs. There is currently very limited capital available for development and investment and therefore the emphasis in the current financial year will continue to be on maximising profits from the Group's existing portfolio.

All capital expenditure and central overheads have been reduced and savings continue to be identified and implemented. We expect that the full effects of these reductions will not be apparent until later this year. The Group has continued to pursue non-core asset disposals. In February 2002 we sold Chesfield Downs for a consideration of £3.9 million. This followed the disposals in 2001 of Chelsfield Lakes, Stapleford Abbotts and Duke's Dene for a total consideration of £8.7 million.

Consultation with stakeholders

In October 2001, the Company appointed KBC Peel Hunt Ltd as financial advisers to assist in its review of strategic alternatives. Ashurst Morris Crisp, legal advisers to the Company since its listing in London in 1996, have assisted in this review and have been advising on legal issues arising out of the restructuring proposal. On 27 February 2002, the Company and the Ad Hoc Committee arrived at a proposal for the restructuring of the Company's debt obligations in respect of the Senior Notes. Negotiations between the Company, the Ad Hoc Committee, the Senior Lenders, the Preference Shareholder and a holder of approximately 9 per cent. of the Existing Shares have led to an agreement in principle as to the terms of a restructuring. The Ad Hoc Committee members have each given written undertakings to vote in favour of the Scheme at the Scheme Meeting.

Voting undertakings

Certain Beneficial Holders, who are interested in, in aggregate, 80.6 per cent. (in principal amount) of the Senior Notes, have entered into undertakings confirming that they will vote in favour of the Scheme. Details of the Beneficial Holders who have entered into such undertakings are set out in Appendix B.

The Scheme

The Company proposes to enter into a scheme of arrangement with the Scheme Creditors pursuant to section 425 of the Act. The Scheme would take effect as a compromise or arrangement between the Company and the Scheme Creditors and would not affect any other class of the Company's creditors. The proposed Scheme is set out in Part IV of this document.

The Scheme will become effective and legally binding on the Company and all Scheme Creditors in accordance with its terms if:

(i) a majority in number representing three-fourths in value of Scheme Creditors present and voting either in person or by proxy at the Scheme Meeting approve the Scheme (for the purpose of voting at the Scheme Meeting, a Form of Proxy is enclosed with this document);

(ii) the resolutions numbered 1 to 4 (inclusive) to be proposed as ordinary resolutions at the Extraordinary General Meeting are duly passed at that meeting; and

(iii) the Court subsequently sanctions the Scheme and a copy of the Court's Order is delivered for registration to the Registrar of Companies.

Why the proposed restructuring now?

The Company believes it must effect a restructuring of its obligations under the Senior Notes. It is currently unable to pay its debts as they fall due. The Company's continuing existence is only possible as a result of the current suspensions by the Senior Lenders, the members of the Ad Hoc Committee and the Preference Shareholder of their rights against the Company and the prospect of the restructuring becoming effective. If the restructuring does not take place, the Directors believe that the Company will have to seek the appointment of an administrative receiver or pursue other insolvency proceedings.

If the restructuring process is concluded successfully, the Group will be able to avail itself of a new £41 million term loan facility and a £1.3 million overdraft facility which it has conditionally agreed with Barclays. The Group will need to make further disposals or raise equity capital in order to comply with this facility which requires a significant reduction in the indebtedness of the Group post restructuring.

The purpose of the restructuring is, in short, to reduce the extent to which the Group's balance sheet is currently leveraged through, amongst other things, the reduction of the level of the Company's debt obligations under the Senior Notes and the consequential reduction of its annual interest payment obligations thereunder.

Since the Directors became aware of the Company's financial position, they have had a continuing duty to creditors to consider whether to place the Company into some form of insolvency proceedings or invite Barclays and NatWest to appoint an administrative receiver under the terms of their security. For as long as a restructuring of the Senior Notes has been a realistic prospect the Directors have been able to continue to pursue a restructuring without being in breach of their duties to creditors.

Whilst the principal purpose of any insolvency proceedings may be to save some or all of the Group's businesses through a sale of some or all of the Group's assets to a third party, the Directors consider that the impact of any such insolvency proceedings on the Group's operating performance and asset values combined with the prior ranking claims of Barclays, NatWest and HSBC Bank plc is likely to have an adverse effect on returns to the Benefcial Holders.

Accordingly, the Company considers that a restructuring of its financial obligations under the Senior Notes in accordance with the Scheme is a better alternative for Beneficial Holders than placing the Company into formal insolvency proceedings, which they believe to be the most likely alternative. The proposed restructuring should allow the Group to continue as a going concern, thereby giving Beneficial Holders a better prospect of enjoying some future return on their investment. The Company considers that the survival of the Group as a going concern is in the interests of all stakeholders in the Company including the Beneficial Holders who are thereby able to obtain an equity stake in the Company whilst retaining the Restated Senior Notes.

The Company's audited financial statements for the period ended 30 September 2001 accompanies this document. The Group's pro forma consolidated balance sheet as it would appear if the restructuring proposal had been effective at 30 September 2001 and as if the disposal of Chesfield Downs had been made on that date is set out in Part V of this document.

The Group's ability to continue as a going concern in the future is subject to certain operational and other risks. These specific risk factors associated with the Group are described in more detail in section 5 of Part III of this document.

Who will be affected by the Scheme?

In respect of amounts owed by the Company, the Scheme will have the effect of redeeming £45 million of principal amount of the Senior Notes on a *pro rata* basis by the issue of New Shares, paying all accrued but unpaid interest on £60 million of principal amount of the Senior Notes as at the Effective Date by the issue of New Shares and amending the terms and conditions of the £15 million of principal amount of Senior Notes which are not redeemed. All other creditors of the Company will be unaffected by the Scheme and are expected to be paid in full as their respective claims become due and payable in the ordinary course of the Company's business.

Summary of principal terms of the Scheme

If the Scheme becomes effective, the Beneficial Holders will be issued with New Shares in the Company in lieu of the cash payment which would otherwise be required to redeem £45 million of principal amount of the Senior Notes and accrued but unpaid interest in respect of £60 million of principal amount of the Senior Notes as at the Effective Date. In addition, if the Scheme becomes effective the following amendments will be made to the terms and conditions of the Senior Notes:

(i) The Restated Senior Notes will bear interest at the rate of:

(a) in the period from the Effective Date to 31 December 2002, 6.0 per cent. per annum or, in the event that the Company elects to pay interest by way of the issue of the PIK Notes, 10.0 per cent. per annum, in either case payable in arrear on 31 December 2002;

(b) in the period from 1 January 2003 to 31 December 2003, 8.0 per cent. per annum or, in the event that the Company elects to pay interest by way of the issue of PIK Notes, 10.0 per cent. per annum, in either case payable in arrear on 31 December 2003;

(c) thereafter, 12.0 per cent. per annum, with each interest payment payable semi-annually in arrear on 30 June and 31 December of each year until 31 December 2008 and thereafter on the maturity date of the Restated Notes, being 1 June 2009;

(ii) The Company will have the option to redeem the Restated Senior Notes at any time at its option at the principal amount of the Restated Senior Notes plus accrued interest to the date of such redemption (plus certain customary additional amounts, if any);

(iii) Upon a "Change of Control" of the Company (as defined in the Restated Senior Notes), a holder of Restated Senior Notes may require the Company to repurchase such holder's Restated Senior Notes at a purchase price equal to the outstanding principal amount of such Restated Senior Note plus accrued interest to the date of redemption (plus certain customary additional amounts, if any);

(iv) The negative pledge restriction in respect of the Restated Senior Notes permits the Company to incur secured indebtedness under, amongst other things, the New Barclays Facility and any loan facility to enable it to fund the purchase of the freehold of its Nizels club;

(v) The Guarantors will jointly and severally guarantee payments under the Restated Senior Notes and will, together with the Company, grant second ranking security to the holders of Restated Senior Notes behind Barclays. This security will be over substantially all of the material assets of the Company and the Guarantors. In addition the Company and Clubhaus Operations Limited will grant second ranking share pledges over certain of their respective subsidiaries; and

(vi) The Senior Notes will be subordinated to the claims of Barclays in respect of the New Barclays Facilities and accordingly there will be restrictions on the Company's ability to repay any principal in respect of the Restated Senior Notes before all sums due under the New Barclays Facilities have been repaid in full.

A draft of the Amendment and Restatement Deed effecting the amendments to the terms and conditions of the Senior Notes and the Senior Notes Indenture is enclosed with this document.

Basic entitlement of Beneficial Holders to receive New Shares

In respect of the partial redemption of the Senior Notes, each Beneficial Holder on the Record Date will be entitled to receive their *pro rata* proportion of 731,691,332 New Shares. With effect from the Effective Date, each Beneficial Holder as at the Record Date shall be entitled to be allotted, in accordance with the terms of the Scheme, X per cent. of 731,691,332 New Shares (rounded down to the nearest whole number of New Shares) where X equals the percentage that its aggregate interest in the Senior Notes as at the Record Date bears to the principal amount of the Senior Notes then outstanding.

Beneficial Holders will be entitled to receive an aggregate of up to 731,691,332 New Shares representing approximately 80 per cent. of the issued share capital of the Company on the Effective Date. Fractions of New Shares will be ignored and the entitlements of Beneficial Holders to receive New Shares will be rounded down to the nearest whole number. The New Shares will be issued credited as fully paid at approximately 7 pence per New Share.

The entitlements of Beneficial Holders to receive New Shares is based on (i) a number of New Shares representing approximately 80 per cent. of the issued share capital of the Company on the Effective Date; (ii) the principal amount of £45 million of the Senior Notes; and (iii) the accrued but unpaid interest on the Senior Notes at the close of business on the Effective Date, in aggregate being an amount of approximately £7.5 million.

Worked example

As an example, if a Beneficial Holder held £1.0 million of principal amount of the Senior Notes it would be entitled to receive 12,194,855 New Shares. In addition, the Beneficial Holder would continue to hold £250,000 of principal amount of Restated Senior Notes.

All New Shares will have the same voting and dividend rights as between themselves. There will be statutory pre-emption rights for all holders of New Shares in respect of new issues of shares in the Company for cash, but no pre-emption rights on transfers.

Whom does the Scheme bind?

Once the Scheme becomes effective, it will bind the Company and all the Scheme Creditors, whether or not they voted for the Scheme and whether or not they received notice of the Scheme Meeting. **Certain Beneficial Holders, who are interested in, in aggregate, 80.6 per cent. (in principal amount) of the Senior Notes, have entered into written undertakings to vote in favour of the Scheme at the Scheme Meeting.**

What happens if the Scheme does not become effective?

If the Scheme does not become effective, given the financial position of the Company, the Directors will have a duty to consider whether to place the Company into some form of insolvency proceedings or invite Barclays and NatWest to appoint an administrative receiver under the terms of their security. This may be followed by insolvency proceedings for the other principal companies within the Group. Whilst the principal purpose of any insolvency proceedings may be to save some or all of the Group's businesses through a sale of some or all of the Group's assets to a third party, the Directors consider that the impact of any such insolvency proceedings on the Group's operating performance and asset values combined with the prior ranking claims of Barclays, NatWest and HSBC Bank plc is likely to have an adverse effect on returns to Beneficial Holders. Implementation of the Scheme, however, will enable Beneficial Holders to take a substantial equity stake in the Group in a proportion that is equitable as between themselves and which will enable them to participate in the Group's business going forward whilst continuing to hold £15 million of principal amount of Restated Senior Notes.

Trading in the New Shares

Under US securities laws, a Beneficial Holder who is deemed to be an affiliate of the Company, may not resell the New Shares received pursuant to the Scheme or the Restated Senior Notes without registration under the Securities Act, except for sales outside of the United States pursuant to Regulation S or pursuant to the applicable resale provisions of Rule 145(d) promulgated under the Securities Act or another applicable exemption from the registration requirements of the Securities Act or in a transaction not subject to such requirements. Whether a person is an affiliate of a company for such purposes depends upon the circumstances, but affiliates of a company can include certain officers and directors and significant shareholders.

The New Shares will constitute new securities for which there is currently a market, but there can be no assurance as to the development or liquidity of the market for the New Shares. The Company intends to apply for a listing of the New Shares on the AIM exchange of the London Stock Exchange. The New Shares could trade at prices that may be lower than the initial market values thereof or the amount of a Scheme Creditor's Scheme Claim which has been converted into New Shares under the Scheme, depending on many factors, including prevailing interest rates, transfer restrictions and the markets for similar securities, as well as technological, market, economic, legislative, political, regulatory and other factors.

Application of the City Code on Takeovers and Mergers (the "City Code")

The Panel on Takeovers and Mergers has advised the Company that the Beneficial Holders who receive New Shares will not be deemed to constitute a "concert party" for the purposes of the City Code if the Scheme becomes effective.

Board changes

On the Scheme becoming effective the Board of the Company will be reorganised. It is proposed that I will stand down as executive chairman of the Company but will remain as non-executive chairman on reduced remuneration. Alexander von Spoercken will resign as a director but will continue to work for the Group as President of the Company's German operations. Guy Buckley will resign from the Board on 1 June 2002 and will, on that date, commence a 12 month notice period with the Company. It has been my wish to continue as Chairman for a short period to oversee the implementation of the restructuring. A new Chairman will then be found by the Board to take over this role.

Charles Parker will continue as the Company's Managing Director and Rupert Horner will continue as the Company's Finance Director. Both Mr Parker and Mr Horner will continue to be employed on their current terms and conditions save that Mr Parker has agreed to a reduced salary following implementation of the Capital Reorganisation.

Norman Riddell will continue as a non-executive director of the Company.

The Directors are currently seeking to identify suitable candidates to strengthen the Board and expect to announce further changes during the course of the current calendar year.

Capital Reorganisation

The Company currently has approximately 103 million ordinary shares of 50 pence each in issue. The issue of New Shares to the Beneficial Holders will require the passing of ordinary resolutions (requiring a simple majority vote in favour) at an extraordinary general meeting of the holders of Existing Shares. An extraordinary general meeting of the holders of Existing Shares has been convened for 10.00 am on 8 May 2002 at which appropriate resolutions will be proposed. If passed these resolutions will,

(i) sub-divide each Existing Share into one ordinary share of 0.1 pence and one "A" deferred share of 49.9 pence (" "A" Deferred Shares");

(ii) sub-divide each issued Preference Share into ten ordinary shares of 0.1 pence each and one "B" deferred share of 99 pence (" "B" Deferred Shares");

(iii) sub-divide each authorised but unissued ordinary share of 50 pence each in the capital of the Company into 500 ordinary shares of 0.1 pence each; and

(iv) grant the Directors authority to allot shares up to a maximum of £1,820,877.167 in nominal value.

The Preference Shares carry a coupon of 5 per cent. per annum. The Company currently owes the Preference Shareholder an unpaid preference dividend of £380,000 in respect of the year ended 31 December 2000. The Preference Shareholder has agreed, conditional upon the passing of the appropriate resolutions at the Extraordinary General Meeting, the approval of the Scheme at the Scheme Meeting and the Scheme becoming effective, to sub-divide and re-designate its 7,600,000 Preference Shares into 76,000,000 ordinary shares of 0.1 pence each ranking *pari passu* with the New Shares. In addition, the Preference Shareholder has agreed to the satisfaction of all its outstanding dividend rights and claims by the issue of 3,800,000 ordinary shares of 0.1 pence each (ranking *pari passu* with the New Shares).

To avoid the sub-division of the ordinary shares and the sub-division and re-designation of the Preference Shares giving rise to a reduction in the capital of the Company, which is prohibited under the terms of the Act, the holders of ordinary shares will be issued with "A" Deferred Shares and the Preference Shareholder will be issued with "B" Deferred Shares. The rights attaching to the "A" Deferred Shares and the "B" Deferred Shares will be minimal thereby rendering them effectively valueless. No certificates will be issued in respect of the "A" Deferred Shares and the "B" Deferred Shares and they will not be listed.

If the Scheme becomes effective the issued ordinary share capital of the Company will be owned as to approximately 80 per cent. by the Beneficial Holders, as to approximately 9 per cent. by the Preference Shareholder and as to approximately 11 per cent. by the holders of Existing Shares.

Action to be taken

Scheme Creditors must return their Form of Proxy so as to be received by the Voting Agent by no later than 10.30 am, London time, on 5 May 2002. Further details of the action to be taken by Scheme Creditors are set out in Part II of this document. If a Scheme Creditor wishes to attend the Scheme Meeting in person it should complete the notice of attendance section of the Form of Proxy.

Recommendation

The Directors believe that, in the circumstances, and particularly given the Company's financial position and its reliance on continuing support from the Senior Lenders, the proposed restructuring is in the best interests of all stakeholders, including the holders of the Senior Notes.

The alternative is stark. If the restructuring is not approved, the severity of the Company's financial position is such that the Directors would almost certainly have to conclude that there was no reasonable prospect of avoiding insolvency proceedings. The Directors consider that the impact of any such insolvency proceeding on the Group's operating performance and asset values combined with the prior ranking claims of the Senior Lenders are likely to have an adverse impact on returns to the holders of Senior Notes. **Accordingly, the Directors unanimously recommend that the Scheme Creditors vote in favour of the Scheme at the Scheme Meeting.**

Yours sincerely,

Robert Bourne
Chairman

PART II

ACTION TO BE TAKEN

1. **Scheme Meeting of Scheme Creditors**

Before the Scheme can become effective and binding on the Company and the Scheme Creditors, a resolution to approve it must be passed by the statutory majority required by section 425 of the Act. This statutory majority is a majority in number representing three-fourths in value of the Scheme Claims of those Scheme Creditors who, being so entitled, are present in person (or, if a corporation, by a duly authorised representative) or by proxy and vote at the Scheme Meeting. **The Scheme Meeting has been ordered to be summoned by the Court to take place at 10.30 am on 7 May 2002 at the offices of Ashurst Morris Crisp, Broadwalk House, 5 Appold Street, London EC2A 2HA.** A formal notice of the Scheme Meeting is enclosed with this document. Each Scheme Creditor or his proxy will be required to register his attendance at the Scheme Meeting prior to its commencement. Registration will commence at 10.00 am on the day of the Scheme Meeting.

2. **Completion of Form of Proxy**

Enclosed with this document is a Form of Proxy which each Scheme Creditor (or its duly authorised agent) should complete (in accordance with this Part II and the instructions and notes printed on the Form of Proxy) whether or not they intend to be present at the Scheme Meeting.

Beneficial Holders should indicate in the appropriate boxes in the Form of Proxy, whether the New Shares they are entitled to pursuant to the Scheme, assuming the Scheme becomes effective, should be issued directly to them or a nominee. If a Beneficial Holder wishes to elect for the New Shares to be issued to a nominee, the name and specified address of such nominee should be included in the Form of Proxy. Failure by any Beneficial Holder to indicate in the Form of Proxy whether it wishes its entitlement to New Shares under the Scheme to be issued directly to it or a nominee, will result in the issue of its entitlement to New Shares under the Scheme to a trustee for unclaimed shares (the "Unclaimed Shares Trustee") to be held for a maximum period of 12 years. **Beneficial Holders entitled to New Shares being so held by the Unclaimed Shares Trustee should contact the Unclaimed Shares Trustee immediately and in any event within 12 years of the Effective Date after which date a Beneficial Holder's right to receive New Shares will lapse and they will be sold in the market for the benefit of the Company. Contact details of the Unclaimed Shares Trustee will be notified to Scheme Creditors in due course.** The Unclaimed Shares Trustee will transfer New Shares held by it to the relevant Beneficial Holder entitled to such New Shares, following request by the Beneficial Holder and receipt of proof to the satisfaction of the Unclaimed Shares Trustee, of such Beneficial Holder's identity and entitlement as a Beneficial Holder.

A Scheme Creditor who wishes to attend the Scheme Meeting in person must complete the Notice of Attendance section which forms part of the Form of Proxy and either return it to the Voting Agent prior to 10.30 am (London time) by 5 May 2002 or bring it

along in person to the Scheme Meeting. A Scheme Creditor who attends the Scheme Meeting in person will also need to provide evidence of its personal identity and entitlement as a Scheme Creditor as at the Record Date.

3. Return of Forms of Proxy to Voting Agent

To be considered valid, any Forms of Proxy submitted by Scheme Creditors must be transmitted to the Voting Agent properly completed and duly executed in accordance with the instructions printed thereon, prior to 10.30 am (London time) by 5 May 2002. A faxed or e-mailed Form of Proxy is acceptable provided the original Form of Proxy is posted so as to be received no later than the business day before the Scheme Meeting, although if not so returned, Forms of Proxy will be accepted at any time prior to the start of the Scheme Meeting upon a Scheme Creditor providing evidence of its personal identity and entitlement as a Scheme Creditor as at the Record Date.

Accordingly, a Beneficial Holder must submit its completed Form of Proxy to its custodian bank or brokerage firm through which it holds Senior Notes. The custodian bank or brokerage firm must, in turn, complete specific sections of the Form of Proxy (as stated thereon) and forward the duly completed and executed Form of Proxy to the Voting Agent. The custodian bank or brokerage firm must also send a custody instruction to the DTC participant, Euroclear or Clearstream, as applicable, that repeats the substance of certain information contained in the Form of Proxy. The DTC participant, Euroclear and Clearstream will forward summaries of the substance of such custody instructions to the Voting Agent, thus confirming the validity of the signed Form of Proxy.

The Form of Proxy will require the Scheme Creditor to make certain representations in order for the Company to determine whether the holder is entitled to participate in the Scheme and to be issued with New Shares under the Scheme. Authorised signatories signing on behalf of more than one Scheme Creditor must complete and execute a separate Form of Proxy for each such Scheme Creditor. Further copies of the Form of Proxy can be obtained from the Voting Agent. A duly completed photocopy of a Form of Proxy will be accepted.

4. Casting of votes

In respect of the Senior Notes, the Company has taken legal advice as to whom, in accordance with English law, is the creditor for the purposes of the Scheme. The advice the Company has received is that in relation to the Senior Notes, the creditor is thought to be the Trustee and Deutsche Bank Luxembourg SA as the Holder of the global notes relating to the Senior Notes. By virtue of the manner in which the Senior Notes are held and issued, the creditor is thought to be an entity other than the Beneficial Holder (namely the Trustee and the Holder). However, the Company recognises that a narrow interpretation of the law in this instance is unhelpful.

Accordingly, the Company has entered into a third supplemental indenture with the Trustee pursuant to which the Senior Notes Indenture has been amended to provide that a Beneficial Holder may take direct action against the Company for the enforcement of payments under the Senior Notes. Therefore Beneficial Holders will be creditors for the purposes of the Scheme and will, as far as reasonably practicable, receive notice of the Scheme Meeting and be given the opportunity to register their vote in respect of the Scheme. The Trustee and the Holder are not expected to vote at the Scheme Meeting so as to avoid the double counting of votes. However, only the

Beneficial Holders as at the Record Date will be entitled to vote, notwithstanding that they have subsequently sold, transferred or assigned such interest after the Record Date.

Scheme Creditors may attend and vote in person (or, if a corporation, by a duly authorised representative) at the Scheme Meeting by attending with suitable evidence of personal identity and entitlement. Alternatively, Scheme Creditors may vote by proxy. Where it appears to the Chairman of the Scheme Meeting that two votes have been cast in respect of a single Senior Note, the Chairman may disregard one of those votes at his absolute discretion. The completion and submission of a Form of Proxy does not prevent a Scheme Creditor from attending in person and voting at the Scheme Meeting. Scheme Creditors attending the Scheme Meeting in person should complete the Notice of Attendance section of the Form of Proxy and bring it with them to the Scheme Meeting along with evidence of its personal identity and entitlement as a Scheme Creditor as at the Record Date.

Voting in Person: Any Scheme Creditor may vote in person at the Scheme Meeting upon submitting a duly executed Form of Proxy (including the Notice of Attendance section) and providing suitable evidence of its personal identity and entitlement to the Chairman of the Scheme Meeting.

Voting by Proxy: Any Scheme Creditor who does not wish to attend and vote in person at the Scheme Meeting should complete the Form of Proxy according to the instructions printed thereon and contained in this Part II and return the Form of Proxy to the Voting Agent via (in the case of Beneficial Holders) the custodian bank or brokerage firm through which it holds Senior Notes. Votes cast by proxy can only be accepted if the Company has sufficient evidence that the person completing the Form of Proxy is a Scheme Creditor as at the Record Date and had validly completed and returned the appropriate Form of Proxy to the Voting Agent by 10.30 am (London time) on 5 May 2002 or has handed the completed Form of Proxy to the Chairman prior to the start of the Scheme Meeting together with evidence of its personal identity and entitlement as a Scheme Creditor as at the Record Date.

Any Beneficial Holder may appoint its custodian bank or brokerage firm as its proxy. Such proxy shall provide suitable evidence of his or her personal identity and authority to vote to the Chairman at the Scheme Meeting.

Further details regarding completion of the Form of Proxy are provided on the form and notes thereto. Please ensure that all relevant parts of the Form of Proxy are completed. Failure to complete relevant parts may mean that your votes cannot be counted.

5. Counting of votes and valuation of claims

Scheme Claims will be of a value equal to that element of the principal amount of the Senior Notes in which each Scheme Creditor has an interest, plus a proportionate amount of any accrued and unpaid interest on such Senior Notes at the Effective Date. Where Scheme Claims are disputed by the Company, Scheme Creditors will be eligible to vote at the Scheme Meeting to approve the Scheme for an amount to be determined by the Chairman of the Scheme Meeting. Such adjudication will only be for the purposes of voting at the Scheme Meeting, and not for the purpose of the allocation and

issue of New Shares. The acceptance of a Form of Proxy for the purpose of voting at the Scheme Meeting to approve the Scheme is without prejudice to the Company's right to dispute such claim (in whole or in part) for the purposes of allotting New Shares.

6. Sanction by the Court

For the Scheme to become effective and binding, the Court must sanction the Scheme after it has been approved by the requisite majority of Scheme Creditors. The date of the Court hearing for the sanction of the Scheme is expected to be 16 May 2002.

The New Shares to be issued pursuant to the Scheme will be issued and the Senior Notes will be redeemed and amended in accordance with the provisions of the Scheme in reliance upon exemptions from the registration requirements of the Securities Act, including that provided by Rule 802 thereof, and the New Shares and the Restated Senior Notes have not been and will not be registered under the Securities Act nor under the securities laws of any state of the U.S.

7. Effective Date of the Scheme

The Scheme will become effective once an office copy of the Court order sanctioning the Scheme is delivered to the Registrar of Companies for registration. In the event that the Scheme becomes effective, notice of that fact will be given to Scheme Creditors (including by notice in the Luxemburger Wort, the Wall Street Journal and the Financial Times) and to the Luxembourg Stock Exchange.

Scheme Creditors should read the Scheme itself carefully (the full text is set out in Part IV of this document). The Scheme sets out pre-conditions to the allotment and issue of the New Shares, as well as the partial release of Scheme Creditors' claims against the Company, and the partial redemption of the Senior Notes and the amendments to the terms and conditions of the Senior Notes as described herein.

8. Acquisition of Senior Notes after the Record Date

No assignment or transfer of a Senior Note after the Record Date shall be recognised by the Company for the purposes of determining entitlements under the Scheme, provided that where the Company has received from the relevant parties in writing notice of such assignment or transfer, the Company may, in its sole discretion, and subject to the production of such other evidence as it may require, and to any other terms and conditions which it may consider necessary or desirable, agree to recognise such assignment or transfer for the purposes of determining entitlements under the Scheme. No transferee of Senior Notes following the Record Date will be entitled to vote at the Scheme Meeting.

Accordingly, a transferee of Senior Notes after the Record Date should make arrangements with the transferor to ensure that the transferor votes in accordance with the wishes of the transferee. The arrangements described above should be documented in a contract between the transferee and the transferor at the time the Senior Notes are sold to the transferee.

Any transferor should provide a copy of this document to any transferee before the relevant Senior Notes are sold to the transferee.

PART III

EXPLANATORY STATEMENT

(in compliance with section 426 of the Companies Act 1985)

in relation to a

SCHEME OF ARRANGEMENT

between

CLUBHAUS PLC

and its

SCHEME CREDITORS

(as defined in the Scheme of Arrangement)

EXPLANATORY STATEMENT

1. Business overview

1.1 *Overview of Group's business*

The Group is an owner and operator of golf clubs and golf and country clubs (being golf clubs with health and fitness facilities).

The Group's operations include 13 clubs in the UK (of which seven are golf clubs with health and fitness clubs attached, five are golf clubs and one is a private members' club in central London), four golf clubs in Germany, one golf club in France and one golf club in Spain.

The property portfolio of the Group was recently valued by FPD Savills as having a total value of £92.8 million.

1.2 *History and development*

In 1988, IMG Developments Limited ("IMG") began to develop and operate European golf courses. In 1991, IMG entered into a joint venture with The Ex-Lands P.L.C. ("Ex-Lands") in order to take advantage of the growing demand for golf in Europe through owning and operating golf courses as well as through golf related spectator, sponsorship and real estate opportunities. By 1994 the joint venture had interests in five sites in Europe. As a prelude to the flotation of Clubhaus, the joint venture was unwound and Ex-Lands took 100 per cent. control of the business. The golf club business was demerged from Ex-Lands and in 1996 was listed on the official list of the London Stock Exchange as Clubhaus plc.

1.3 *Markets and competition*

The health and fitness sector in the UK and Europe has experienced dramatic growth over the last two to three years. This growth is forecast by market research commissioned by the Company to continue in the medium term due to a combination of factors including (1) the increasing numbers and wealth of persons over 50 increasing demand for health and fitness products; and (2) opportunities for secondary spending particularly in the country club environment.

As a result of the growth factors mentioned, membership and sector expenditure are forecast to grow.

The health and fitness industry as a whole is fragmented with a significant number of outlets owned by small chains or individuals. The main parties involved in the health and fitness sector in the UK are Esporta, Holmes Place, Cannons, Whitbread, Fitness First and LA Fitness.

There are approximately 2,500 golf courses in the UK, a significant proportion of which are owned by single site operators. The shifting demographic factors noted above may lead to increased demand for the Group's services, particularly the multi-leisure country club.

1.4 *Ownership and funding structure*

The chart on page 29 shows the structure of the Group certain subsidiaries which are incorporated in foreign jurisdictions and nominee shareholdings.

The Group is currently funded by an interim on demand credit facility of £41 million (the "Existing Barclays Facility") with Barclays. Barclays have conditionally agreed to make available a new £41 million term loan facility and £1.3 million overdraft facility in the event that the Scheme becomes effective. The Existing Barclays Facility currently has the benefit of fixed and floating security granted by the Company and certain of its subsidiaries over substantially all of their respective assets. This security will continue to serve as security for the Company's obligations under the New Barclays Facilities. In addition, if the Scheme becomes effective and the New Barclays Facilities become available, each of the Guarantors will jointly and severally guarantee the payment obligations of the Company under the New Barclays Facilities and will together with the Company, grant new fixed and floating charges over all of their material assets. In addition, the Company and Clubhaus Operations Limited will grant second ranking share pledges over the shares of certain of their respective subsidiaries.

National Westminster Bank PLC ("NatWest") has made available to Clubhaus (The Essex) Limited and Clubhaus (Chartham Park) Limited facilities of £4.5 million in aggregate (the "NatWest Facilities"), for which those companies have granted first ranking security and cross guarantees in favour of NatWest.

Sudwest Bank has made available to certain of the Company's German subsidiaries secured facilities of DM6.5 million in aggregate (the "German Facilities"). Furthermore, HSBC Bank plc has made available to Operations El Bosque SL ("El Bosque") facilities (of which approximately £371,150 remains outstanding) (the "El Bosque Facilities") which are secured over certain of El Bosque's assets (Barclays, NatWest, Sudwest Bank and HSBC Bank plc together being the "Senior Lenders" and the Existing Barclays Facility (or, after the Scheme becoming effective, the New Barclays Facilities), the NatWest Facilities, the German Facilities and the El Bosque Facilities together being the "Senior Facilities").

Ownership and funding structure showing loan financing and cross guarantee structure


CLUBHAUS PLC
BARCLAYS
Existing Barclays Facility/
New Barclays Facilities
NATWEST
Natwest Facilities
Natwest Facilities
HSBC
El Bosque Facilities
SUDWEST BANK
German Facilities
Clubhaus (Chartham Park) Limited
Golf Fund Limited
Tytherington Limited
Vichy Leisure Project Limited
Clubhaus Hospitality Limited
Clubhaus (Nizels) Limited
Clubhaus (Three Rivers) Limited
The Golf Club Limited
Benton Hall Golf Course Limited
Clubhaus (Castle Royle) Limited
Clubhaus Operations Limited
Fox Club Limited
Clubhaus European Holdings Limited
Clubhaus (The Essex) Limited
Starwild Limited
Betavalue Limited
The Family Golf Academy Limited
Hilink Limited
Mercator Consultants Limited
Family Golf (Aylesbury Park) Limited
Family Golf (Meyrick Park) Limited
Clubhaus Dormant Company No 2 Limited
Stonevine Limited
Menzmore Golf & Country Club plc
Clubhaus Dormant Company No 1 Limited
Operations El Bosque S.L. (Spain)
The Warwickshire Golf and Country Club Limited
The Warwickshire Club Limited
Clubhaus Group Limited
Golf Fund (Seedy Mill) Limited
The Seedy Mill Golf Club Limited
Golf Fund (Stanstead) Limited
Golf Fund (Lock Wootton) Limited
Clubhaus Investments Limited (Jersey)
Clubhaus Holdings Netherlands B.V. (Holland)
Clubhaus (Duke's Dene) Limited
French Subsidiaries
German Subsidiaries
Belgian Subsidiaries
Unless otherwise indicated, all subsidiaries are incorporated under the laws of England and Wales
1 Dormant/Non Trading subsidiary
2 Guarantor
3 Subsidiary's shares pledged

29

2. Background to and reasons for the restructuring

The reasons for the restructuring are also set out in the letter from the Chairman of the Company in Part I of this document which should be read together with this Part III and which forms part of the explanatory statement. That letter contains the unanimous recommendation by the Directors to Scheme Creditors to vote in favour of the Scheme at the Scheme Meeting.

2.1 Difficult trading conditions

The trading performance of the group in 2001 was disappointing in several regards, most notably in Germany and France. Despite the uncertainly surrounding the Group's financial position the Directors believe, the UK country clubs as a whole performed satisfactorily. The Directors have been tackling all the issues within their control to redress the situation, including reducing costs.

2.2 Current trading and prospects

Although it is relatively early in the year and the important spring and summer seasons lie ahead, the operating and trading performance of the Group as a whole is modestly ahead of the corresponding period from September 2000 to March 2001 with the improvement resulting mainly from the increased subscription income generated by the UK country clubs.

2.3 Appointment of advisers

In October 2001, the Company appointed KBC Peel Hunt as financial advisers to assist in its review of strategic alternatives available to the Company. Ashurst Morris Crisp, legal advisers to the Company since its listing in London in 1996, have assisted in this review and have been advising on legal issues arising out of the restructuring proposal. In October 2001, FPD Savills were commissioned by the Company to prepare a valuation of the Group's principal property assets on an open market valuation.

2.4 Alternative to the restructuring

The alternative to the restructuring proposals is stark. If the restructuring is not approved, the severity of the Company's financial position is such that the Directors would almost certainly have to conclude that there was no reasonable prospect of avoiding insolvency proceedings. The Directors consider that the impact of any such insolvency proceedings on the Group's operating performance and asset values combined with prior ranking claims of Barclays, NatWest and HSBC Bank plc is likely to have an adverse effect on returns to the Beneficial Holders.

2.5 Business planning

There is currently very limited capital available for development and investment and therefore the emphasis in the current financial year will continue to be maximising profits from the Group's existing portfolio.

3. The restructuring proposal

3.1 *Overview*

The Company is proposing a restructuring of its financial obligations under the Senior Notes governed by the Senior Notes Indenture. It is intended that the restructuring should be implemented by way of the Scheme. The full text of the Scheme is available

for inspection as set out in section 10 of this Part III. Subject to the terms of the Scheme, Scheme Creditors will irrevocably and unconditionally receive an allotment and issue of New Shares. Settlement will not be made to those persons who have acquired Senior Notes after the Record Date.

3.2 *Scheme Claims*

If the Scheme becomes effective, as at the Effective Date, the Scheme will apply to all Scheme Claims regardless of whether a Scheme Creditor votes in favour of the Scheme.

No assignment or transfer of a Senior Note after the Record Date shall be recognised by the Company for the purposes of determining entitlements under the Scheme, provided that where the Company has received from the relevant parties in writing notice of such assignment or transfer, the Company may, in its sole discretion and subject to the production of such other evidence as it may require and to any other terms and conditions which it may consider necessary or desirable, agree to recognise such assignment or transfer for the purposes of determining entitlements under the Scheme. No transferee of interests in Senior Notes following the Record Date will be entitled to vote at the Scheme Meeting.

Accordingly, a transferee of interests in Senior Notes after the Record Date should make arrangements with the transferor to ensure that the transferor votes in accordance with the wishes of the transferee. The arrangements described above should be documented in a contract between the transferee and the transferor at the time the interests in the Senior Notes are sold to the transferee.

Any transferor should provide a copy of this document to any transferee before the relevant interests in the Senior Notes are sold to the transferee.

3.3 *Compromise of Scheme Claims*

On the Effective Date, the Beneficial Holders will be irrevocably and unconditionally issued with an aggregate of 731,691,332 New Shares in the Company in lieu of the cash payment which would otherwise be required to redeem £45 million of principal amount of the Senior Notes and accrued but unpaid interest on £60 million of principal amount of the Senior Notes as at the Effective Date. In addition, the terms of the Senior Notes Indenture will be amended to, amongst other things, restructure the interest payments thereunder. In addition, each of the Guarantors will jointly and severally guarantee the payment obligations of the Company under the Restated Senior Notes and will, together with the Company, grant second ranking fixed and floating charges over substantially all of their respective assets and grant share pledges over the shares of certain of the Guarantors and other subsidiaries of the Company, in each case, in favour of the Bank of New York (as security trustee) as security therefor. The Bank of New York is not responsible for the creation, perfection or validity of the security created by the Company and the Guarantors under the Security Documents.

All other general unsecured creditors of the Company, other than the Scheme Creditors, will remain unaffected by the proposed restructuring and their claims are expected to be paid in full as such claims become due and payable in the normal course of trading.

3.4 *The New Shares*

3.4.1 *Listing regulation*

In the UK, the offer of the New Shares in the Company will not require the Company to prepare and issue a prospectus in the UK pursuant to the POS Regulations and will not constitute financial promotion within the meaning of section 21 of the Financial Services and Markets Act 2000.

The New Shares to be issued pursuant to the Scheme will be issued and the Senior Notes will be redeemed and amended in accordance with the provisions of the Scheme in reliance upon exemptions from the registration requirements of the Securities Act, including that provided by Rule 802 thereof, and the New Shares and the Restated Senior Notes have not been and will not be registered under the Securities Act nor under the securities laws of any state of the U.S. The applicable restrictions on resale are described in section 7.2.2 of this Part III.

Each Scheme Creditor entitled to be issued New Shares or to hold Restated Senior Notes under the Scheme must comply with all laws and regulations applicable to it in force in any jurisdiction and must obtain any consent, approval or permission required to be obtained by it under the laws and regulations applicable to it in force in any jurisdiction to which it is subject and the Company and the Trustee shall have no responsibility therefor.

3.4.2 *Trading*

Under US securities laws, a Beneficial Holder who is deemed to be an affiliate of the Company, may not resell the New Shares received pursuant to the Scheme or the Restated Senior Notes as the case may be without registration under the Securities Act, except for sales outside of the United States pursuant to Regulation S or pursuant to the applicable resale provisions of Rule 145(d) promulgated under the Securities Act or another applicable exemption from the registration requirements of the Securities Act or in a transaction not subject to such requirements. Whether a person is an affiliate of a company for such purposes depends upon the circumstances, but affiliates of a company can include certain officers and directors and significant shareholders.

The New Shares will constitute new securities for which there is currently a market but there can be no assurance as to the development or liquidity of the market for the New Shares. The Company intends to apply for a listing of the New Shares on the AIM exchange of the London Stock Exchange. The New Shares could trade at prices that may be lower than the initial market values thereof, or the amount of a Scheme Creditor's Scheme Claim which has been converted into New Shares under the Scheme, depending on many factors, including prevailing interest rates, transfer restrictions and the markets for similar securities, as well as technological, market, economic, legislative, political, regulatory and other factors.

3.4.3 *Equity dilution*

Immediately following completion of the proposed restructuring, Beneficial Holders or their nominees or the Unclaimed Shares Trustee on their behalf will collectively hold approximately 80 per cent. of the entire issued share capital of the Company.

The remaining 20 per cent. will be held as to approximately 9 per cent. by the Preference Shareholder and as to approximately 11 per cent. by the holders of the Existing Shares.

3.4.4 *Rights attaching to New Shares*

Immediately following the restructuring all New Shares will be ordinary shares and will have the same voting rights. In the event of any liquidation or winding up of the Company, the New Shares shall rank equally and there shall be no liquidation preference. In addition, there will be statutory pre-emption rights for holders in respect of new issues (but not transfers) of shares in the Company for cash.

3.4.5 *Application of the City Code*

The Panel on Takeovers and Mergers has confirmed that the Beneficial Holders who hold New Shares will not be deemed to constitute a "concert party" for the purposes of the City Code once the Scheme becomes effective.

3.4.6 *Entitlement to information*

The Company will be subject to the reporting requirements imposed by the Act. It is anticipated that the Company will seek to terminate its requirement to file reports with the U.S. Securities and Exchange Commission after the Effective Date. The Company proposes to produce: (i) unaudited half yearly financial statements; and (ii) audited annual financial summaries in accordance with UK GAAP and make these available to its shareholders. This information will be made available to all shareholders of the Company immediately following the Scheme becoming effective.

3.4.7 *Dividends*

Under applicable English law, companies are prohibited from paying dividends unless such payments are made out of profits available for distribution. In addition, the terms of the Senior Notes will be amended under the Scheme to prohibit the Company from declaring or paying any dividend for so long as the Company is fulfilling its obligation to pay interest under the Restated Senior Notes by way of the issue of PIK Notes.

The directors of the Company in due course will adopt a dividend policy that is consistent with: (i) the requirement to produce a financial return for its shareholders; (ii) the Group's capital expenditure programme; and (iii) the Group's overall financial performance.

3.5 *Amendments to the Senior Notes*

The restructuring of and amendments to the Senior Notes proposed under the Scheme will be effected by the Amendment and Restatement Deed, a Security Documents, Second Supplemental Agency Agreement and a second supplemental notes depositary agreement dated on or about the Effective Date between, amongst others, the Company, the Trustee and the Holder (the "Second Supplemental Notes Depositary Agreement"). Under the terms of the Scheme, the Scheme Creditors are treated as having authorised and directed the Trustee to enter into such documents and all such other deeds, instruments, acts and things as may be necessary or appropriate to give effect to the proposed amendments to the Senior Notes. The Trustee takes no responsibility for the effectiveness of such amendments including,

without limitation, the effectiveness of any amendments under the US Trust Indenture Act of 1939. A draft copy of the Amendment and Restatement Deed is enclosed with this document.

3.5.1 *Interest payments*

After the restructuring, the Restated Senior Notes will bear interest at a rate of:

(i) in the period from the Effective Date to 31 December 2002, 6.0 per cent. per annum or, in the event that the Company elects to pay interest by way of the issue of PIK Notes, 10.0 per cent. per annum, in either case payable on 31 December 2002;

(ii) in the period from 1 January 2003 to 31 December 2003, 8.0 per cent. per annum or, in the event that the Company elects to pay interest by way of the issue of PIK Notes, 10.0 per cent. per annum, in either case payable on 31 December 2003; and

(iii) thereafter, 12.0 per cent. per annum, with each interest payment payable semi-annually on 30 June and 31 December of each year until 31 December 2008 and thereafter on the maturity date of the Restated Senior Notes, being 1 June 2009.

3.5.2 *PIK Notes*

Until 31 December 2003 the Company may elect to pay interest due on the Restated Senior Notes by way of the issue of PIK Notes to the holders of the Restated Senior Notes in principal amounts corresponding to the interest payable. In such event, the rate of interest payable in respect of the relevant period will be increased to the levels indicated in paragraph 3.5.1 above. The PIK Notes will have identical terms and conditions to the Restated Senior Notes other than in respect of any payment obligations or other liabilities arising prior to the date of issue of such PIK Notes. Such PIK Notes will be listed on the Luxembourg Stock Exchange and will be consolidated and constitute a single series of notes with the Restated Senior Notes then in issue.

3.5.3 *Security*

As part of the restructuring, each of the Guarantors will jointly and severally guarantee the payment obligations of the Company under the Restated Senior Notes and will, together with the Company, grant second ranking fixed and floating charges over all their material assets on broadly similar terms (other than as to ranking) as the security granted by them in favour of Barclays. In addition, the Company and Clubhaus Operations Limited will grant second ranking share pledges over the shares of certain of their respective subsidiaries.

The respective rights of Barclays and the holders of Restated Senior Notes in respect of the security granted to them by the Company will be governed by the terms of a subordination deed, to be entered into between the Trustee, the Company, the Guarantors and Barclays, the terms of which will provide for the claims of the holders of Restated Senior Notes to be subordinated to the claims of Barclays in respect of the New Barclays Facilities.

3.5.4 *Other amendments*

(i) The Company will have the option to redeem the Restated Senior Notes at any time at its option at the principal amount of the Restated Senior Notes plus accrued interest to the date of such redemption (plus certain customary additional amounts, if any);

(ii) Upon a "Change of Control" of the Company (as defined in the Restated Senior Notes), a holder of Restated Senior Notes may require the Company to repurchase such holder's Restated Senior Notes at a purchase price equal to the outstanding principal amount of such Restated Senior Notes plus accrued interest to the date of redemption (plus certain customary additional amounts, if any);

(iii) The negative pledge restriction in respect of the Restated Senior Notes permits the Company to incur secured indebtedness under, *inter alia*, the New Barclays Facility and any loan facility to enable it to fund the purchase of the freehold of its Nizels club;

(iv) The provisions of the U.S. Trust Indenture Act 1939 will not apply to the Restated Senior Notes and, accordingly, amendments to the terms and conditions of the Restated Senior Notes relating to principal or interest or other fundamental terms will require an extraordinary resolution passed by 75 per cent. by principal amount of those holders of the Restated Senior Notes voting at a meeting of the holders (and not unanimous consent as would otherwise be required pursuant to the terms of the U.S. Trust Indenture Act 1939).

4. General matters relating to the restructuring

4.1 *Scheme becoming effective*

The Scheme will not become effective in accordance with English Law until the Company has delivered an office copy of the Court order sanctioning the Scheme to the Registrar of Companies for registration following its approval by the requisite majority of Scheme Creditors (if that is their decision) at the Scheme Meeting, the requisite majority of the holders of Existing Shares at the Extraordinary General Meeting (if that is their decision) and the sanction of the Scheme by the Court.

4.2 *Resolutions of the Company's existing shareholders*

Certain elements of the restructuring require the holders of the Existing Shares to pass shareholder resolutions in accordance with the procedures set out in the Act and the Company's articles of association. The holders of Existing Shares will be asked to pass the following resolutions, namely resolutions authorising:

(i) the sub-division of each of the Existing Shares into one ordinary share of 0.1 pence and one "A" deferred share of 49.9 pence;

(ii) the sub-division of each of the Preference Shares into ten ordinary shares of 0.1 pence each and one "B" deferred share of 99 pence;

(iii) the sub-division of each of the authorised but unissued ordinary shares of 50 pence into 500 ordinary shares of 0.1 pence each; and

(iv) the allotment of equity securities with a nominal value of up to £1,820,877.167.

5. Tax issues

5.1 *Certain UK tax consequences*

The following summary describes certain UK tax consequences of the ownership of the Senior Notes or the Restated Senior Notes (as the case may be) and the New Shares but does not purport to be comprehensive. Except where noted, it relates only to the position of Beneficial Holders who are currently the absolute beneficial owners of their Senior Notes and may not apply to special situations, such as those of dealers in securities. Furthermore, the discussion below is generally based upon the provisions of the UK tax laws and UK Inland Revenue practice as of the date hereof, and such provisions may be repealed, revoked or modified (possibly with retrospective effect) so as to result in UK tax consequences different from those discussed below.

Persons considering the proposals included within these documents should consult their own tax advisers concerning UK tax consequences in the light of their particular situations as well as any consequences arising under the law of any other relevant tax jurisdiction. No representations with respect to the tax consequences to any particular Beneficial Holder are made hereby. Specifically, the comments below do not address the tax consequences in the country of residence (for tax purposes or otherwise) of Beneficial Holders of the transactions set out in these Scheme documents and any subsequent disposal or transfer of Restated Senior Notes or New Shares and Beneficial Holders are strongly urged to consult their professional advisers to determine their own tax position in this regard.

(i) Redemption of Senior Notes and issue of New Shares

(a) UK corporation tax payers

In general, Beneficial Holders which are within the charge to UK corporation tax will be charged to tax on all returns on and fluctuations in value of the Senior Notes (whether attributable to currency fluctuations or otherwise) broadly in accordance with their statutory accounting treatment. Such Beneficial Holders will generally be charged to tax in each accounting period by reference to interest accrued in that period and any profits, gains and losses which, in accordance with such Beneficial Holders' authorised accounting method, are applicable to that period including profits, gains and losses (if any) which arise as a consequence of the redemption of certain Senior Notes pursuant to the Scheme. In general, such Beneficial Holders who receive New Shares as a result of the transactions outlined in this document will be subject to corporation tax on capital gains in respect of any future disposal of those New Shares.

(b) Other UK tax payers

The Senior Notes constitute "qualifying corporate bonds" within the meaning of section 117 of the Taxation of Chargeable Gains Act 1992. Accordingly, the redemption of Senior Notes held by UK resident non-corporate Beneficial Holders and issue of New Shares to such Beneficial Holders will be treated as a disposal of such Senior Notes and an acquisition of New Shares. Such disposal should not give rise to a chargeable gain or an allowable loss for the purposes of the UK taxation of chargeable gains. The accrued income scheme will, however apply in

relation to any accrued but unpaid interest which is satisfied by the issue of New Shares and this may, depending on the Beneficial Holder's individual circumstances, give rise to a charge to UK income tax.

For all UK resident individuals, taper relief will apply so that the effective rate of capital gains tax on any gain on a disposal by an individual of the New Shares will decrease the longer the New Shares are held.

(c) *Other persons*
Persons who are neither resident nor ordinarily resident in the UK for taxation purposes should not be within the charge to UK tax on capital gains on the disposal of their Senior Notes or New Shares unless they carry on a trade in the UK through a branch or agency to which the Senior Notes or New Shares are attributable.

(ii) *Variation to terms of Senior Notes*
It is not considered that the amendments made to the Senior Notes pursuant to the Amendment and Restatement Deed will constitute a disposal of such Senior Notes for tax purposes

(iii) *Stamp duty and stamp duty reserve tax*
No UK stamp duty or stamp duty reserve tax is payable on the issue of the New Shares or the redemption of or amendments to the Senior Notes.

(iv) *Interest on the Senior Notes and Restated Senior Notes*

The Senior Notes and Restated Senior Notes will constitute "quoted Eurobonds" within the meaning of section 349 of the Income and Corporation Taxes Act 1988 ("ICTA"). The Senior Notes are and Restated Senior Notes will be listed on the Luxembourg Stock Exchange which is a recognised stock exchange for the purpose of the rules on payments under deduction of tax. Payments of interest (or deemed payments of interest arising in respect of the transactions set out in these documents) on the Senior Notes and, if the Scheme becomes effective, the Restated Senior Notes may therefore be made without withholding on account of UK income tax even where, in the case of the Restated Senior Notes, the Company elects to make such payment by way of an issue of PIK Notes.

(v) *Dividends in respect of the New Shares*
When paying a dividend, the Company is not required to withhold tax at source.

A shareholder resident in the UK who receives a dividend will be entitled to a tax credit. The net cash dividend received by an individual, together with the tax credit, are included in arriving at the individual's total income for UK tax purposes. The tax credit is then set against the individual's overall tax liability. The lower rate of income tax on dividend income is currently 10 per cent. This means that the tax credit will discharge the income tax liability of an individual shareholder who is liable to income tax at a rate that is not greater than the basic rate. The higher rate of income tax on dividends is currently 32.5 per cent. so that a shareholder who is a higher rate taxpayer will have further income tax to pay at a rate of 22.5 per cent. of the dividend and related tax credit.

Tax credits are not generally repayable to shareholders, subject to specific relief for charities. However, individuals who hold their New Shares in an Individual Savings Account or a Personal Equity Plan will be entitled to recover the tax credit on dividend income paid by the Company until 5 April 2004.

A UK resident corporate shareholder should not generally be liable to UK corporation tax on any dividend received.

The entitlement of shareholders of the Company who are resident in countries other than the UK to a payment from the Inland Revenue of a proportion of the tax credit in respect of dividends depends upon the provisions of any double tax convention agreement which exists between such countries and the UK. Persons who are not resident in the UK should consult their own professional advisers as to whether they are entitled to reclaim any part of the tax credit, on the procedure for claiming payment of the tax credit and on what relief or credit may be claimed in the jurisdiction in which they are resident for tax purposes for such tax credit.

5.2 *Certain United States Federal income tax consequences*

Holders of Senior Notes which are resident in the United States for tax purposes ("US Noteholder") are urged to consult their own tax advisers concerning the US federal, state, local and non-US tax consequences of the ownership, partial redemption and amendment of the Senior Notes, the issue of New Shares and the issue, if any, of PIK Notes. No representations with respect to the tax consequences to any particular US Noteholder are made hereby.

6. Material contracts

After reaching agreement with the Company on the terms of the restructuring proposal, the members of the Ad Hoc Committee signed undertakings which require them to vote in favour of the Scheme at the Scheme Meeting. The undertakings also enjoin the members of the Ad Hoc Committee from commencing or participating in other proceedings relating to the Company or from taking any other inconsistent action.

7. Risk factors

In addition to other information contained in this document, the following factors should be considered carefully by Scheme Creditors in evaluating whether to vote in favour of the Scheme.

7.1 *Substantial leverage*

7.1.1 Debt service obligations

Following the Scheme becoming effective and the restructuring being implemented the Company will still have substantial indebtedness. The Senior Facilities will, subject to certain limitations, permit additional indebtedness to be incurred. Whatever the amount or priority ranking of the Group's indebtedness, it will in all cases rank ahead of the New Shares. This may impact on the future value of the New Shares.

The value of the New Shares will depend largely upon the Company's financial position and ultimately its ability to make scheduled payments (and to refinance its obligations) with respect to its indebtedness, including its ability to pay the interest on,

and to repay the principal of, the Senior Facilities and the Restated Senior Notes. This is dependent upon its future financial and operating performance, which, in turn, is subject to general economic and competitive conditions and to financial, business and other factors, many of which are beyond the Company's control, including operating difficulties, increases in operating costs, decreases in product prices, market cyclicality, actions of competitors and regulatory developments. Although the Company believes that, based on its current projections, the Group will have sufficient cash flow from operations and disposals of non-core assets to service its obligations with respect to its indebtedness, there can be no assurance that the Group will be able to meet such obligations. In the event that the Group is unable to generate cash flow from operations, or from completed disposals of non-core assets, that is sufficient to service its obligations in respect of its indebtedness, including the Senior Facilities and the Restated Senior Notes, the Group may be required to take certain actions, including delaying or reducing capital expenditures, attempting to restructure or refinance its indebtedness, selling material assets or operations or seeking additional equity. There can be no assurance that any of such actions could be effected or would be effective to allow the Group to service such obligations. The failure to generate sufficient cash flow from operations, or from completed disposals of non-core assets, or to effect any of such actions could, amongst other things, materially adversely affect (i) the Company's ability to pay dividends on the New Shares, (ii) the market value of the New Shares, (iii) the Company's ability to make repayments of principal under the Restated Senior Notes and (iv) the Company's ability to pay the cash interest on the Restated Senior Notes.

7.1.2 Restrictive debt covenants

The Senior Facilities require the Company to maintain specified financial ratios and tests, including a minimum interest coverage ratio, debt to EBITDA ratios, a cash flow to debt service ratio and a minimum net worth. The ability of the Company to comply with these and other provisions of the Senior Facilities may be affected by changes in general economic and competitive conditions and by financial, business and other factors that are beyond the Company's control. The failure to comply with the provisions of the Senior Facilities could result in an event of default under the Senior Facilities which could permit acceleration of all amounts borrowed thereunder, together with accrued interest. In such circumstances, the lenders under the Senior Facilities would have the right to proceed against the collateral granted to them to secure such indebtedness.

If the indebtedness outstanding under the Senior Facilities were to be accelerated, the assets of the Company, including its equity holdings in its subsidiaries, might not be sufficient to repay in full such indebtedness, and there might not be sufficient assets remaining after such repayments to pay amounts due in respect of any or all of the Company's other debt liabilities. If this were the case, the holders of the New Shares would not receive any return on their investment and holders of the Restated Senior Notes may receive no, or very little return.

In addition, the Senior Facilities will contain certain covenants that, amongst other things, restrict the ability of the Company and its subsidiaries to incur additional indebtedness, pay dividends on and redeem its shares and those of its subsidiaries, redeem certain subordinated obligations, make investments, undertake sales of assets and subsidiary stock, engage in certain transactions with affiliates, sell or issue capital

stock, permit liens to exist, operate in other lines of business, engage in certain sale and leaseback transactions and engage in mergers, consolidations or sales of all or substantially all the assets of the Company. A failure to comply with the restrictions contained in the Senior Facilities could result in an event of default under the Senior Facilities.

7.1.3 UK Insolvency Law and other considerations

The Company and the Guarantors (other than Clubhaus Investments Limited and Clubhaus Holdings Netherlands B.V.) are incorporated under the laws of England and Wales and a substantial portion of the Company's operations are located in the UK. Further, the New Barclays Facilities and the Restated Senior Notes are governed by English law and will be secured by fixed and floating charges (to the extent permitted by law) in the case of the Restated Senior Notes such security ranking second in priority to that of the New Barclays Facilities, over substantially all the assets, properties and undertakings of the Company and the Guarantors (which represent the majority of the UK assets of the Group). The procedural and substantive provisions of UK insolvency and administrative laws generally are more favourable to secured creditors than comparable provisions of U.S. law and afford debtors and unsecured creditors only limited protection from the rights of secured creditors. In the event of a default under the New Barclays Facilities, Barclays and (subject to the terms of the Subordination Deed, in the event of a default under the Restated Senior Notes) the Trustee would be entitled to appoint administrative receivers over the assets of the Company and the Guarantors. The administrative receivers would have power and authority to realise value from the assets and apply the proceeds in satisfaction of the indebtedness of the Company under amongst other things the New Barclays Facilities and the Restated Senior Notes, save to the extent proceeds are applied in satisfaction of the claims of certain creditors preferred by statute (as described below). During an administrative receivership, unsecured creditors can seek to wind-up (liquidate) a company. However, the administrative receivers would maintain control over the assets and would continue to enjoy their powers in respect of the assets. In addition, a court cannot appoint an administrator (which appointment triggers a moratorium on security enforcement) to administer the assets of a company which has granted fixed and floating charges over substantially all of its assets before or during an administrative receivership or without the consent of the persons holding the benefit of the floating charges.

Under English insolvency and security law in a liquidation or other UK insolvency proceeding the liabilities of the Group, (including the Company and the Guarantors), will be paid before any return on the New Shares is made. Such liabilities may include secured indebtedness of the Group, especially of the Company, and the Guarantors under the New Barclays Facilities and the Restated Senior Notes and preferential creditors that may include (i) amounts owed to UK Inland Revenue and H.M. Customs and Excise, (ii) amounts owed in respect of UK social security contributions, (iii) amounts owed in respect of occupational pension schemes and (iv) certain amounts owed to employees. In addition, to the extent sufficient assets exist, any unsecured creditors of the Group must be paid in full before any amount is repaid to holders of the New Shares.

7.2 *The New Shares*

7.2.1 Lack of public market for the New Shares

There can be no assurance as to the development or liquidity of the market for the New Shares. The Company intends to apply for a listing of the New Shares on the AIM exchange of the London Stock Exchange. The New Shares could trade at prices that may be lower than the initial market values thereof or the amount of a Scheme Creditor's Scheme Claim which has been converted into New Shares under the Scheme, depending on many factors, including prevailing interest rates and the markets for similar securities as well as technological market, economic, legislative, political, regulatory and other factors.

The liquidity of, and trading market for, the New Shares also may be adversely affected by general declines in the market for similar securities. Such declines may adversely affect such liquidity and trading market independently of the financial performance of, and prospects for, the Group.

7.2.2 Restrictions on resale

The New Shares to be issued to Beneficial Holders under the Scheme will be issued and the amendments to the Senior Notes will be made in reliance upon the exemption from the registration requirements of the Securities Act provided by Rule 802 thereof and, as a consequence, will not be registered thereunder or under the securities laws of any state or other jurisdiction of the United States. Beneficial Holders who are or will be affiliates of the Company prior to or after the completion of the Scheme will be subject to certain US transfer restrictions relating to the New Shares received in the Scheme and the Restated Senior Notes.

Under US securities laws, a Beneficial Holder who is deemed to be an affiliate of the Company, may not resell the New Shares received pursuant to the Scheme or the Restated Senior Notes without registration under the US Securities Act, except for sales outside the United States pursuant to Regulation S pursuant to the applicable resale provisions of Rule 145(d) promulgated under the Securities Act or another applicable exemption from the registration requirements of the Securities Act or in a transaction not subject to such requirements. Whether a person is an affiliate of a company for such purpose depends upon the circumstances, but affiliates of a company can include certain officers and directors and significant shareholders.

7.2.3 Restrictions on payment of dividends

Under English law, companies are prohibited from paying dividends unless such payments are made out of profits available for distribution. In addition, if the Scheme becomes effective, the terms and conditions of the Restated Senior Notes will prohibit the Company from declaring or paying a dividend for so long as the Company is electing to issue PIK Notes in lieu of the payment of cash interest under the Restated Senior Notes. The Company does not anticipate that dividends will be paid during the two years following the Effective Date and cannot guarantee any level of dividend payment thereafter.

7.3 *Other operational risk factors*

7.3.1 Risks associated with cost reduction strategy

In effecting its cost reduction strategy, the Company will be subject to the risk that it will be unable to implement on a timely basis planned reductions or rationalisation. The Company also will be subject to the risk that the costs involved will be significantly greater than is currently anticipated and the risk that litigation will ensue as a result of such reductions in costs. No assurance can be given as to the Company's ability to achieve estimated cost and expense savings or the Company's ability to effect the proposed cost reduction strategy on a timely basis or at all. The inability to do so, or litigation arising out of certain of the measures, could have a material adverse effect on the Company's results of operations and ability to service its debt.

7.3.2 International operations

Approximately 22 per cent. of the Group's income is derived from operations outside the UK. Operations outside the UK may be subject to various risks which are not present in the UK market, including political, economic and currency instability and uncertainty and foreign exchange risks.

7.3.3 Risk of foreign exchange rate fluctuations and introduction of the Euro

The business of the Group is conducted in various countries. Approximately 22 per cent. of the Group's revenues and operating costs in the period ended 30 September 2001 were denominated in currencies other than sterling. Accordingly, the Group's results of operations are subject to currency translation risk and currency transaction risk. In addition, as the value of sterling has appreciated against other European currencies, non-UK companies with which the Group competes and whose costs are denominated in such currencies have had a competitive advantage over the Group.

With respect to currency translation risk, the results of operations in the various countries where the Group has operating businesses are reported in the relevant local currency and then translated into pounds sterling at the applicable currency exchange rate for inclusion in the Group's financial statements. The appreciation of sterling against local currencies will have a negative translation impact on the Group's reported sales and operating profit. Conversely, the depreciation of sterling against such currencies will have a positive impact. Fluctuations in the exchange rate between sterling and the other currencies in which the Group conducts its operations may also affect the book value of the Group's assets and ultimately the value of the New Shares.

In addition to currency translation risk, the Group incurs currency transaction risk to the extent that the Group's operations involve transactions in differing currencies. Fluctuations in currency exchange rates will impact the Group's results of operations to the extent that the costs incurred by the Group's operating businesses are denominated in currencies that differ from the currencies in which the related sale proceeds are denominated, and there is normally a time lag between the incurrence of such costs and collection of the related sales proceeds. Currency hedging by the Group reduces, but does not eliminate, transaction risk. Given the volatility of currency exchange rates, there can be no assurance that the Group will be able effectively to manage its currency transaction risks.

Under the treaty (the "Treaty") on the European Economic and Monetary Union ("EMU"), to which the UK is not a signatory, on 1 January 1999, the "Euro" replaced most of the currencies of the member states of the EU, including countries in which the Group operates. There can be no assurance that the introduction of the Euro will not increase the volatility of sterling exchange rates or result in the future appreciation of sterling. If the UK were to become a signatory of the Treaty, the pound sterling could be replaced by the Euro, and the payment of principal of and interest on the New Barclays Facilities, the NatWest Facilities and the outstanding Restated Senior Notes might be made in Euros in conformity with legally applicable measures taken pursuant to, or by virtue of, the Treaty. The circumstances and consequences described in this paragraph do not entitle the Company, Barclays, NatWest or the holders of Restated Senior Notes to early redemption, rescission, notice, repudiation, adjustment or renegotiation of the terms and conditions of the New Barclays Facilities, the NatWest Facilities or the Restated Senior Notes or to raise other defences or to make any compensation claim, nor will they affect any of the other obligations of the Company under the New Barclays Facilities, the NatWest Facilities or the Restated Senior Notes. It is not clear on what terms the UK would become a signatory to the Treaty. The current policy of the government of the UK is that any decision to join EMU will only be taken after a national referendum.

The Group will continue to evaluate the hedging arrangements it needs to minimise its currency exposure after the Scheme becomes effective.

7.3.4 Dependence on key personnel

The Company is dependent on the continued services of its senior management team which includes considerable technical expertise and market knowledge required to run the business. Although the Company believes that it will be able to retain these key employees, and the Company believes that it would be able to replace these key employees should the need arise, the loss of these key employees could have a material adverse effect on the Company's business, financial condition or results of operations and hence the Scheme Creditors investment in the New Shares.

7.3.5 Maintenance of operating assets and capital expenditure

The continued efficient operation of the Group's operating assets is critical to the Group's future performance. Although the Company believes that its historical and proposed capital expenditure programme will be sufficient to achieve this objective satisfactorily, this may well not be the case. In such circumstances the Group would have to either amend the quantum and/or timing of its capital expenditure programme or accept the financial and operational consequences of not doing so. Either of these occurrences could materially adversely effect the Group's financial performance, ability to service its debt obligations and the Company's ability to pay dividends on its ordinary share capital.

8. Directors' interests

None of the directors of the companies in the Group has any material interest (whether as director, member, creditor or otherwise) in the Scheme except as disclosed below:

As Shareholders

As at 11 April 2002 the following Directors and/or their Connected Persons as defined in the Act held the following numbers of Existing Shares:

Robert Bourne	453,595
Charles Parker	30,585
Guy Buckley	30,574
Rupert Horner	10,000
Alexander von Spoercken	1,757,208
Norman Riddell	–

9. The Ad Hoc Committee

As part of the restructuring process, the Ad Hoc Committee retained financial and legal advisers. The Company has agreed to meet such advisers' fees.

10. Documents available for inspection

The following documents will be available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of Cadwalader, Wickersham & Taft, 55 Gracechurch Street, London EC3V 0EE between the hours of 10.00 am and 5.00 pm, (London time) and at the offices of Deutsche Bank Luxembourg S.A., 2 Boulevard Konrad Adenauer, L-1115 Luxembourg, between the hours of 10.00 am and 5.00 pm (Luxembourg time), in each case (by appointment) up to and including 7 May 2002:

(a) the financial statements of the Company for the nine months ended 30 September 2001;

(b) the New Barclays Facilities;

(c) the voting undertakings given by members of the Ad Hoc Committee and Fidelity Investment Fund Extra Income Fund;

(d) the draft form of the Amendment and Restatement Deed;

(e) the Security Documents;

(f) the form of the Subordination Deed;

(g) the memorandum and articles of association of the Company;

(h) the draft Scheme of Arrangement;

(i) the draft form of Second Supplementary Agency Agreement; and

(j) the draft form of Second Supplemental Notes Depositary Agreement.

APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX A

NOTICE OF SCHEME MEETING

No. 2255 of 2002

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT
MR. REGISTRAR JAQUES

IN THE MATTER OF CLUBHAUS PLC
and
IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that by an Order dated 11 April 2002 made in the above matters, the Court has directed a Scheme Meeting to be convened of the Scheme Creditors (as defined in the Scheme of Arrangement hereinafter mentioned) of the above-named company (hereinafter called the "Company") for the purpose of considering and, if thought fit, approving (with or without modification) a Scheme of Arrangement proposed to be made between the Company and the Scheme Creditors and that such Scheme Meeting will be held at 10.30 am on 7 May 2002 at the offices of Ashurst Morris Crisp, Broadwalk House, 5 Appold Street, London EC2A 2HA.

Copies of the Scheme of Arrangement and the Statement required to be furnished pursuant to section 426 of the Companies Act 1985 are incorporated in the document of which this notice forms part.

A Form of Proxy for use at the said Scheme Meeting is enclosed herewith.

Scheme Creditors may attend and vote in person (or, if a corporation, by a duly authorised representative) at the Scheme Meeting or they may appoint another person, whether such person is or is not a Scheme Creditor, as their proxy to attend and vote in their place. Whether or not they intend to attend the Scheme Meeting, Scheme Creditors are requested to complete the Form of Proxy and return it to the Voting Agent, at either Deutsche Bank AG of Winchester House, 1 Great Winchester Street, London EC2N 2DB or Deutsche Bank Luxembourg SA of 2 Boulevard Konrad Adenauer, L-1115 Luxembourg. Scheme Creditors should return their Forms of Proxy so as to be received by 10.30 am (London time) on 5 May 2002 but, if not so received, a Form of Proxy may be handed to the Chairman of the Scheme Meeting at the start of the Scheme Meeting itself. Scheme Creditors wishing to attend the Scheme Meeting, should complete and return the section of the Form of Proxy entitled Notice of Attendance to the Voting Agent by 10.30 am (London time) on 5 May 2002, but if not so returned the Form of Proxy with such section duly completed may be handed to the Chairman of the Scheme Meeting at the Scheme Meeting itself, along with evidence of the Scheme Creditor's personal identity and entitlement as a Scheme Creditor as at the Record Date.

Each Scheme Creditor or his proxy will be required to register his attendance at the Scheme Meeting prior to its commencement. Registration will commence at 10.00 am on 7 May 2002. Each Scheme Creditor or his proxy should arrive in sufficient time prior to the commencement of the Scheme Meeting in order to ensure completion of registration.

By the said Order, the Court has appointed Charles Parker or, failing him, Robert Bourne, to act as Chairman at the said Scheme Meeting, and has directed the Chairman to report the result of the Scheme Meeting to the Court.

In the event that the Scheme of Arrangement is approved by Scheme Creditors, a hearing before the Court is necessary in order to sanction the Scheme of Arrangement. All Scheme Creditors are entitled to attend the Court hearing in person or through Counsel to support or oppose the sanctioning of the Scheme of Arrangement. It is expected that the Court hearing will be held on 16 May 2002 at the Royal Courts of Justice, Strand, London WC2A 2LL.

The Scheme of Arrangement will be subject to the subsequent sanction of the Court.

Dated this 12 day of April 2002

Ashurst Morris Crisp
Broadwalk House
5 Appold Street
London
EC2A 2HA

APPENDIX B

Ad Hoc Committee/Beneficial Holders who have entered into voting undertakings

The Ad Hoc Committee comprises the following:

Aberdeen Asset Managers Limited
Morley Fund Management
AIB Capital Markets
Deutsche Bank
Royal Bank of Scotland plc
M&G Investment Management
Commerzbank

*The aggregate principal amount of Senior Notes in which the Ad Hoc Committee are interested together with those in which Fidelity Investment Fund Extra Income Fund are interested represents 80.6 per cent. in principal amount of the Senior Notes.

APPENDIX C

Summary of articles of association

The articles of association (the "Articles"), which may be adopted by the Company with effect from the Effective Date*, contain provisions, amongst others, to the following effect:

1. Memorandum and articles of association of Clubhaus

(a) Memorandum of association

The objects of the Company are set out in clause 4 of its memorandum of association. The principal object of the Company is to carry on the business of a holding and investment company.

(b) Articles of association

The articles of association of the Company contain provisions, *inter alia*, to the *following effect:*

Share capital

Subject to the provisions of the Act and any resolution of the Company passed at a general meeting, the issue of shares is at the discretion of the directors of the Company.

(i) Income

The holders of Ordinary Shares shall be entitled to receive the distributable profits of the Company in proportion to the nominal amount paid up or credited as paid up on each share. The holders of the "A" Deferred Shares and "B" Deferred Shares shall not be entitled to any participation in the profits of the Company.

(ii) Capital distribution

On a return of capital, or a winding up or otherwise (other than a redemption or purchase of shares), the assets of the Company remaining after (in the case of a winding up) payment of its debts and liabilities and of the costs, charges and expenses of such winding up, shall be distributed amongst the holders of the Ordinary Shares in proportion to the nominal amounts paid up or credited as paid up thereon. The holders of the "A" Deferred Shares and "B" Deferred Shares shall not be entitled to any participation in the assets of the Company.

(iii) Votes of members

At general meetings of the Company, every holder of Ordinary Shares present in person shall, on a show of hands, have one vote and every holder of Ordinary Shares present in person or by proxy shall, on a poll, have one vote for every Ordinary Share held by him. The holders of the "A" Deferred Shares and the "B" Deferred Shares shall not be entitled to receive notice of attend or vote on any resolution at a general meeting of the Company.

* The amendments to the Articles are not a pre-condition to the Scheme becoming effective. The amendments to the Articles would be an administrative convenience for the Company but are not essential. The amendments to the Articles require a special resolution of the holders of the Existing Shares. If the special resolution is not passed the Scheme may nonetheless become effective.

(iv) Deferred Shares

The Company may, at any time, appoint any person to execute (on behalf of the holders of the "A" Deferred Shares and "B" Deferred Shares) a transfer and/or an agreement to transfer the "A" Deferred Shares and "B" Deferred Shares, for consideration of not more than an aggregate sum (for all the "A" Deferred Shares and "B" Deferred Shares) of 2p, to such persons as the Company may determine as custodian.

The Company may, at any time, purchase the "A" Deferred Shares and "B" Deferred Shares (in accordance with the provisions of the Act) for not more than an aggregate sum (for all the "A" Deferred Shares and "B" Deferred Shares) of 2p, without any requirement to obtain the consent or sanction of the holders. For the purposes of such purchase the Company can appoint a person to execute (on behalf of the holders of the "A" Deferred Shares and "B" Deferred Shares) a contract for the sale to the Company of the "A" Deferred Shares and "B" Deferred Shares.

(v) Variation of rights

All or any of the rights or privileges attached to any class of share may, subject to the Act, be varied or abrogated in such manner (if any) as may be provided by such rights or in the absence of any such provision either with the consent in writing of the holders of at least three-quarters of the nominal amount of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the issued shares of that class, but not otherwise.

(vi) Changes in capital

The Company may, by ordinary resolution, consolidate its shares into shares of a larger nominal amount. The Company may, by ordinary resolution, sub-divide its shares into shares of a smaller nominal amount. The Company may, by ordinary resolution, increase its capital by the creation of new shares and cancel any unissued shares not taken by any person.

The Company may, by special resolution, reduce its share capital, any capital redemption reserve fund and any share premium account in any manner authorised by law and, subject to the provisions of the Act, may purchase its own shares.

(vii) Dividends

All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by the directors of the Company for the benefit of the Company until claimed. Subject to a resolution by the directors of the Company, all dividends unclaimed for a period of 12 years after having been declared shall be forfeited and shall revert to the Company.

(viii) Transfer of shares

The instrument of transfer of any share in the Company shall be in common form or in such other form as shall be approved by the directors, and shall be signed by or on behalf of the transferor. The directors may decline to register any transfer of shares upon which the Company has a lien or in respect of shares which are not

fully paid up. In order to be registered in the name of the transferee, every instrument of transfer must be left at the registered office of the Company, or at such other place as the directors may from time to time determine. Such instrument of transfer shall be accompanied by the certificate for the shares comprised therein, and such evidence as the directors may reasonably require to prove the title of the transferor.

APPENDIX D

Guarantors

Each of the companies listed below is incorporated in England and Wales, unless otherwise stated, and registered under the number shown adjacent to its name.

Name	Company number
Clubhaus plc	3125439
Clubhaus European Holdings Limited	1504383
Clubhaus Operations Limited	2461105
Clubhaus (Castle Royle) Limited	3223622
Fox Club Limited	3090746
Mentmore Golf and Country Club plc	2497000
Stonevine Limited	2595527
Golf Fund (Leek Wootton) Limited	2424326
Golf Fund Limited	2359721
Vichy Leisure Project Limited	1975842
Clubhaus Investments Limited (a Jersey Company)	N/A
Clubhaus Holdings Netherlands B.V. (a Dutch Company)	N/A
Golf Fund (Stanstead) Limited	2447560
The Warwickshire Club Limited	2549370
Clubhaus Hospitality Limited	2778041
Clubhaus (Three Rivers) Limited	3345570
Tytherington Limited	904206
Benton Hall Golf Course Limited	2459224
Starwild Limited	3490540
Clubhaus (Nizels) Limited	3177853
Family Golf (Aylesbury Park) Limited	2786640
Family Golf (Meyrick Park) Limited	3347097
The Seedy Mill Golf Club Limited	2528676
Golf Fund (Seedy Mill) Limited	2528686
Betavalue Limited	3490574
Hilink Limited	3488610
The Family Golf Academy Limited	2697843
Mercator Consultants Limited	2697846
The Warwickshire Golf and Country Club Limited	2549361
Clubhaus (Duke's Dene) Limited	3102329
The Golf Club Limited	3156125
Clubhaus Group Limited	2360252
Clubhaus Dormant Company No 1 Limited (formerly Chelsfield Lakes Limited)	2683882
Clubhaus Dormant Company No 2 Limited (formerly Family Golf (Stapleford Abbots Limited)	3347115

PART IV

No. 2255 of 2002

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT

IN THE MATTER OF CLUBHAUS PLC

- and -

IN THE MATTER OF THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT

(Pursuant to section 425 of the Companies Act 1985)

between

CLUBHAUS PLC

and its

SCHEME CREDITORS

(as defined in the Scheme of Arrangement)

Ashurst Morris Crisp
Broadwalk House
5 Appold Street
London, EC2A 2HA

PART I

PRELIMINARY

1.1 Definitions

In this Scheme, unless the context otherwise requires or otherwise expressly provides for, the following expressions shall bear the following meanings:

"Act"	the Companies Act 1985, as amended;
"Ad Hoc Committee"	a committee of Beneficial Holders, the members of which are listed in Appendix B to the Explanatory Statement in Part III of the Scheme document posted to Scheme Creditors by the Company on 12 April 2002;
"Affiliate"	in relation to the Company, any body corporate which is its holding company or its subsidiary or another subsidiary of its holding company and the definitions "subsidiary" and "holding company" have the meaning given in section 736 of the Act with the word "company" in that section including any body corporate wherever incorporated;
"Amendment and Restatement Deed"	an amendment and restatement deed between the Company and the Trustee which effects the amendments to the terms and conditions of the Senior Notes and the Senior Notes Indenture comprised in the Scheme and a draft of which was sent with the Scheme document posted to Scheme Creditors by the Company on 12 April 2002, and has been available for inspection as set out in paragraph 10 of Part III of the aforesaid Scheme document;
"Bank of New York"	The Bank of New York, One Canada Square, Canary Wharf, London, E14 5AL;
"Barclays"	Barclays Bank PLC;
"Beneficial Holder"	a person who has the ultimate right as against any other person to receive a proportionate sum paid under the Senior Notes upon that sum being paid to the Holder as defined in the Senior Notes Indenture. Only one person will be the Beneficial Holder in respect of any particular proportionate sum paid under the Senior Notes, such person being the person whose right is not subject to a corresponding or superior obligation of another person, that obligation arising solely from the holding of the interest in the sum paid under the "Senior Notes";
"Business Day"	any day other than Saturday, Sunday or any other day which is a public holiday in England and Wales;

"Company"	Clubhaus plc, a company incorporated in England and Wales with registration number 3125439;
"Court"	the High Court of Justice of England and Wales;
"Court Hearing"	the hearing of the petition by the Court to consider whether or not to sanction the Scheme;
"Effective Date"	the Business Day on which an office copy of the order of the Court sanctioning the Scheme shall have been delivered to the Registrar of Companies in England and Wales for registration (which, subject to the sanctioning of the Scheme by the Court, is expected to be 17 May 2002);
"Existing Shares"	the issued ordinary shares of 50 pence each in the share capital of the Company in issue as at 12 April 2002;
"Form of Proxy"	the form of proxy accompanying the document dated 12 April 2002 circulated to Scheme Creditors in connection with the Scheme for use at the Scheme Meeting;
"Group"	the Company and all its subsidiary companies;
"Guarantors"	each subsidiary of the Company which is to provide a guarantee and security in respect of the Company's obligations under the New Barclays Facilities and the Restated Senior Notes;
"Holder"	as defined in the Senior Notes Indenture, being Deutsche Bank Luxembourg SA as at the date of this document;
"liability" or "liabilities"	any liability of a person whether it is present, future, prospective or contingent, whether or not its amount is fixed or undetermined, whether or not it involves the payment of money and whether it arises at common law, in equity or by statute, in England and Wales or in any other jurisdiction, or in any other manner whatsoever, but such expression does not include any liability which is barred by statute or is otherwise unenforceable or arises under a contract which is void or, being voidable, has been duly avoided;
"New Barclays Facilities"	the £41 million term loan and £1.3 million overdraft facilities to be made available by Barclays to the Company in the event the Scheme becomes effective;
"New Shares"	ordinary shares of 0.1 pence each in the capital of the Company;
"PIK Notes"	means the notes which may from time to time be issued by the Company in lieu of the payment in cash of interest due under the Restated Senior Notes and which

will have the same terms and conditions as the Restated Senior Notes and which will comprise a single series of notes with the Restated Senior Notes then in issue;

"Post"	delivery by pre-paid first class post or air mail;
"Preference Shareholder"	the holder of the Preference Shares;
"Preference Shares"	the 7,600,000 issued "B" redeemable preference shares of £1 each in the capital of the Company;
"Proceeding(s)"	any process, action, or other legal proceeding (including without limitation any demand, arbitration, alternative dispute resolution, judicial review, adjudication, execution, seizure, distraint, forfeiture, re-entry, lien, enforcement of judgment, or enforcement of any security (including, without limitation, enforcement of any letters of credit));
"Property"	all forms of property of the Company, tangible and intangible, including money, goods, things in action, land and every description of property wherever situated and also obligations and every description of interest, whether present or future, vested or contingent arising out of, or incidental to, property;
"Record Date"	5.00 pm (London time) on 12 April 2002;
"Registrar of Companies"	the Registrar of companies in England and Wales;
"Restated Senior Notes"	the £15 million of principal amount of the Senior Notes as amended and restated pursuant to the terms of the Scheme and the Amendment and Restatement Deed;
"Scheme"	this Scheme in its present form or with or subject to any modification, addition or condition approved or imposed by the Court;
"Scheme Claim"	any claim which a Scheme Creditor is or may in any circumstances become entitled to bring against the Company pursuant to or arising out of the terms of the Senior Notes Indenture as at and/or prior to the Effective Date;
"Scheme Creditors"	the Holder Beneficial Holders and the Trustee, all as defined in the Senior Notes Indenture together with any other person who may under the terms of the Senior Notes Indenture have any pecuniary claim against the Company;

"Scheme Meeting"	the meeting of Scheme Creditors convened in accordance with the leave of the Court pursuant to section 425 of the Act to consider and, if thought fit, approve the Scheme, including any adjournment thereof;
"Security Documents"	(i) the guarantee and debenture to be granted by the Company and the Guarantors and (ii) the separate share charges granted by each of the Company and Clubhaus Operations Limited, in each case, to be dated on or about the Effective Date and granted in favour of the Bank of New York as security trustee;
"Senior Notes"	the £60,000,000 12.875 per cent. senior notes due 2009 constituted by the Senior Notes Indenture;
"Senior Notes Indenture"	the indenture dated 24 May 1999 as amended and modified by a first supplemental indenture dated 20 December 1999, a second supplemental indenture dated 5 February 2002 and a third supplemental indenture dated 12 April 2002 governing the Senior Notes;
"Sterling" or "£"	pounds sterling or other lawful currency being the currency of the UK for the time being;
"Subordination Deed"	the subordination deed to be dated on or about the Effective Date between the Company, the Guarantors, the Trustee and Barclays;
"Trustee"	Bank of New York in its capacity as trustee of the Senior Notes or other trustee or trustees thereof for the time being; and
"Voting Agent"	means Deutsche Bank AG of Winchester House, 1 Great Winchester Street, London EC2N 2DB and/or Deutsche Bank Luxembourg SA of 2 Boulevard Konrad Adenauer L-1115 Luxembourg as appropriate.

1.2 Interpretation

In this Scheme, unless the context otherwise requires or otherwise expressly provides for:

1.2.1 references to Parts, Clauses and Appendices are references to the Parts, Clauses and Appendices respectively of the Scheme;

1.2.2 references to a "person" include references to an individual, firm, partnership, company, corporation, unincorporated body of persons or any state or state agency;

1.2.3 references to a statute or a statutory provision include the same as subsequently modified, amended or re-enacted from time to time;

1.2.4 the singular includes the plural and vice versa and words importing one gender shall include all genders; and

1.2.5 headings to Parts, Clauses and Appendices are for ease of reference only and shall not affect the interpretation of the Scheme.

1.3 The Company

1.3.1 The Company was incorporated in England and Wales on 8 November 1995 as a public limited company under company number 3125439.

1.3.2 At the date hereof the Company has an authorised share capital of £72,500,000 divided into 129,000,000 ordinary shares of 50 pence each and 8,000,000 "B" redeemable preference shares of £1 each. 103,122,833 ordinary shares of 50 pence each have been issued and are fully paid and the remainder remain authorised but unissued. 7,600,000 "B" redeemable preference shares of £1 each have been issued and fully paid and the remainder remain authorised and unissued following a conversion of 400,000 "B" redeemable preference shares into ordinary shares of 50 pence each on 16 May 1999.

Following the Effective Date, the authorised share capital of the Company will be £60,982,293.67 divided into 103,122,833 "A" deferred shares of 49.9 pence each, 7,600,000 "B" deferred shares of 99 pence each and 2,000,000,000 ordinary shares of 0.1 pence each of which 103,122,833 "A" deferred shares of 49.9 pence each will be issued and fully paid, 7,600,000 "B" deferred shares of 99 pence each will be issued and fully paid and 914,614,165 ordinary shares of 0.1 pence each will be issued and fully paid.

1.4 Guarantors

The Guarantors have agreed to appear by Counsel at the Court Hearing to consent to this Scheme and to undertake to the Court to be bound by this Scheme and do, or procure to be executed or done, all such documents, acts or things as may be necessary or desirable to be executed or done by them or on their behalf for the purpose of giving effect to the Scheme.

1.5 Effective Date

The Scheme shall become effective as soon as an office copy of the order of the Court sanctioning the Scheme under section 425 of the Act shall have been delivered to the Registrar of Companies for registration.

PART II

THE SCHEME

2.1 Application of the Scheme

The Scheme shall apply to and be binding on all Scheme Creditors and the Company in respect of Scheme Claims.

2.2 Compromise of Scheme Claims

2.2.1 With effect from the Effective Date, each Scheme Creditor who was a Beneficial Holder as at the Record Date shall be entitled to be allotted, in accordance with the terms of the Scheme, X per cent. of 731,691,332 New Shares (rounded down to the nearest whole number of New Shares) where X equals the percentage that its aggregate beneficial interest in the Senior Notes as at the Record Date bears to the principal amount of the Senior Notes then outstanding.

2.2.2 With effect from the Effective Date, 75 per cent. of the outstanding principal amount of each Senior Note shall be treated as having been redeemed by the agreement of the Company to allot New Shares to the Beneficial Holders.

2.2.3 With effect from the Effective Date, the interest accrued on the Senior Notes but unpaid shall be treated as having been paid in accordance with the terms of the Senior Notes Indenture by the agreement of the Company to allot New Shares to the Beneficial Holders.

2.2.4 On the Effective Date, each of the Scheme Creditors (other than the Trustee) shall be treated as having authorised and directed (a) the Trustee and the Company to enter into and deliver an amendment and restatement deed in substantially the draft form of the Amendment and Restatement Deed, a subordination deed in substantially the form of the Subordination Deed, the other Security Documents and all other documents to be entered into in connection with the Scheme and to concur in and do all such other deeds, instruments, acts and things as may be necessary or appropriate to carry out and give effect to the implementation of the Scheme and (b) the Company to provide indemnification of, and to procure delivery of opinions of Counsel to, the Trustee in accordance with and pursuant to the Senior Notes Indenture.

2.2.5 On the Effective Date the Company and the Guarantors will execute the Subordination Deed and the Security Documents to which they are expressed to be a party.

2.3 Stay of Proceedings

2.3.1 No Scheme Creditor shall be permitted to commence or continue any Proceeding or other judicial, quasi-judicial, administrative or regulatory process whatsoever against the Company or any Affiliate or their Property in any jurisdiction whatsoever to establish the existence or amount of a Scheme Claim for a period of six months after the Effective Date.

2.3.2 If, and to the extent that, a Scheme Creditor obtains against the Company or any Affiliate in relation to a Scheme Claim an order, judgment, decision or award of a court or tribunal in contravention of Clause 2.3.1, such order, judgment, decision or award shall not give rise to a Scheme Claim and shall be disregarded when determining the liability of the Company or its Affiliate to an entitlement to New Shares in respect of a Scheme Claim.

2.3.3 Except to the extent that the Company has failed to perform an obligation to allot and issue New Shares under the provisions of the Scheme and, subject to Clause 3.2.2., following the Effective Date no Scheme Creditor shall be entitled to take any Proceeding against the Company and its Affiliates or their Property in any jurisdiction whatsoever in respect of any Scheme Claim.

2.4 Assignments or transfers after the Record Date

No assignment or transfer of interests in a Senior Note after the Record Date shall be recognised by the Company for the purposes of determining entitlements under the Scheme, provided that where the Company has received from the relevant parties in writing notice of such assignment or transfer, the Company may, in its sole discretion and subject to the production of such other evidence as it may require and to any other terms and conditions which it may consider necessary or desirable, agree to recognise such assignment or transfer for the purposes of determining entitlements under the Scheme. No transferee of interests in Senior Notes following the Record Date will be entitled to vote at the Scheme Meeting.

PART III

DETERMINATION OF SCHEME CLAIMS

3.1 Record Date

All Scheme Claims shall be determined as at the Record Date. Entitlements to New Shares shall be determined to be X per cent. of 731,691,332 New Shares (rounded down to the nearest whole number of New Shares) where X equals the percentage that is the aggregate interest in the Senior Notes as at the Record Date of a Scheme Creditor who is a Beneficial Holder as at the Record Date bears to the principal amount of the Senior Notes then outstanding.

3.2 Allotment and issue of New Shares

3.2.1 On the Effective Date, the New Shares shall be allotted and issued fully paid as soon as it is reasonably practicable for the Company to do so, to the following persons;

(i) to the Scheme Creditor who is a Beneficial Holder, if it has properly indicated on a duly completed Form of Proxy that it wishes New Shares to be allotted and issued to it; or

(ii) to the nominee of the Beneficial Holder as specified on a duly completed Form of Proxy; or

(iii) to a trustee for unclaimed shares ("Unclaimed Shares Trustee") in the event that the Beneficial Holder has not indicated on a duly completed Form of Proxy to whom the New Shares should be allotted and issued.

3.2.2 If a Scheme Creditor becomes entitled to the allotment and issue of New Shares at a time when the Company is prevented by provisions of law or regulation from allotting and/or issuing New Shares, such Scheme Creditor shall not be entitled to the allotment and issue of New Shares, but shall be entitled to be paid by the Company a sum of money equal to the fair value of the number of New Shares to which it would otherwise be entitled at the date at which it would otherwise become so entitled, such value to be determined by an independent chartered accountant selected by the Company.

3.2.3 Fractions of New Shares shall be disregarded and not issued.

3.3 Share certificates

Within 21 days after the allotment and issue of any New Shares the Company shall deliver to the Beneficial Holder entitled to such New Shares, the nominee thereof or the Unclaimed Shares Trustee, as appropriate, a share certificate in respect of those New Shares to the address provided by the Beneficial Holder for this purpose on the Form of Proxy.

3.4 Effect of settlement

On the Effective Date, pursuant to the Amendment and Restatement Deed, the amendments to the Senior Notes and the Senior Notes Indenture as described therein will become effective by the execution and delivery thereof by the parties thereto.

PART IV

GENERAL SCHEME PROVISIONS

4.1 Effective Date

4.1.1 The Scheme shall become effective on the Effective Date.

4.1.2 The Company shall give notification of the Effective Date to Scheme Creditors and the Luxembourg Stock Exchange.

4.2 The purpose of the Scheme

The purpose of the Scheme is:

4.2.1 to redeem £45 million of principal amount of the Senior Notes and to discharge all accrued but unpaid interest as at the Effective Date by way of the issue to the Scheme Creditors of up to 731,691,332 New Shares in lieu of the requisite cash payments;

4.2.2 to effect certain amendments to the terms and conditions of the Senior Notes and the Senior Notes Indenture pursuant to the Amendment and Restatement Deed including but not limited to the restructuring of the interest payment obligations under the Senior Notes;

4.2.3 to provide full and effective releases and waivers in respect of the Company's and its Affiliates' historical breaches under and with respect to the Senior Notes and the Senior Notes Indenture (if any), (for the avoidance of doubt this excludes failure by the Company to pay interest due on the Senior Notes up to and including the Effective Date);

4.2.4 to enable the Company and the Guarantors to grant guarantees and/or security in favour of the Trustee for the benefit of the holders from time to time of the Restated Senior Notes in respect of the Company's obligations under the Restated Senior Notes and to rank the security and claims of the holders under the Subordination Deed; and

4.2.5 to enable the Group to continue to carry on business as a going concern.

4.3 Costs

4.3.1 There shall be paid in full by the Company all costs, charges, expenses and disbursements reasonably incurred by the Company in connection with the negotiation, preparation and implementation of the Scheme as and when they arise, including the costs of holding the Scheme Meeting and the costs of obtaining the sanction of the Court and the costs of placing the notices required by the Scheme.

4.3.2 The Company has agreed to meet the costs, charges, expenses and disbursements of the Ad Hoc Committee (including those of its legal and financial advisers) reasonably incurred in connection with the negotiation, preparation and implementation of the Scheme.

4.3.3 The Company has agreed to meet the costs, charges, expenses and disbursements of the Trustee (including those of its legal advisers) reasonably incurred in connection with the negotiation, preparation and implementation of the Scheme.

4.4 Modifications of the Scheme

The Company may, at any hearing to sanction the Scheme, consent on behalf of all Scheme Creditors to any modification of the Scheme or any terms or conditions which the Court may think fit to approve or impose and which would not in the opinion of the financial advisers to the Ad Hoc Committee directly or indirectly have a materially adverse effect on the interests of any Scheme Creditor under the Scheme.

4.5 Notice

4.5.1 Any notice or other written communication to be given under or in relation to this Scheme shall be given in writing and shall be deemed to have been duly given if it is delivered by hand or sent by Post, and by air mail where it is addressed to a different country from that in which it is posted, to:

(i) In the case of the Company, Nizels Georgian House, Nizels Lane, Hildenborough, Kent, TN11 8NT England Tel: 01732 835900 Fax: 01732 835990

(ii) In the case of a Scheme Creditor, to the Trustee, Holder or to Beneficial Holders in accordance with condition 22 of the terms and conditions of the Senior Notes Indenture for onward transmission to the Beneficial Holders.

(iii) In the case of any other person, to any address set forth for that person in any agreement entered into in connection with the Scheme.

4.5.2 Any notice or other written communication to be given under the Scheme shall be deemed to have been served:

(i) If delivered by hand, on the first Business Day following delivery; and

(ii) If sent by Post, on the second Business Day after posting, if the recipient is in the country of dispatch, or otherwise on the seventh Business Day after posting.

4.5.3 In proving service, it shall be sufficient proof, in the case of a notice sent by Post, that the envelope was properly stamped, addressed and placed in the Post.

4.5.4 The accidental omission to send any notice, written communication or other document in accordance with this Clause, or the non-receipt of any such notice by any Scheme Creditor, shall not affect the provisions of the Scheme.

4.6 *Governing law and jurisdiction*

The Scheme shall be governed by, and construed in accordance with, the laws of England and Wales and the Scheme Creditors hereby agree that the Court shall have exclusive jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute which may arise out of the Explanatory Statement or any provision of the Scheme, or out of any action taken or omitted to be taken under the Scheme or in connection with the administration of the Scheme, and for such purposes, the Scheme Creditors irrevocably submit to the jurisdiction of the Court, provided, however, that nothing in this Clause 4.6 shall affect the validity of other provisions determining governing law and jurisdiction as between the Company and any of its Scheme Creditors, whether contained in any contract or otherwise.

Dated this 12th day of April 2002

PART V

FINANCIAL INFORMATION

The Company's results for the nine months ended 30 September 2001, published on 12 April 2002 accompany this document.

Set out below is an unaudited pro forma statement of the consolidated net assets of the Group which has been prepared to reflect the Capital Reorganisation as if it had occurred on 30 September 2001. It is based on the audited consolidated balance sheet of the Group at 30 September 2001, as adjusted to reflect the matters referred to in the notes below.

The pro forma statement is provided for illustrative purposes only and, because of its nature, may not give a true picture of the financial position of the Group.

CLUBHAUS PLC
PRO FORMA CONSOLIDATED BALANCE SHEET

	Consolidated balance sheet at 30/09/01 Note 1 £000	Redesignated share capital Note 2 £000	Sale Chesfield Downs Note 3 £000	Bond interest to Effective Date Note 4 £000	Bond redemption and interest payment Note 4 £000	Preference Share and dividend redesignation Note 5 £000	New term loan Note 6 £000	Related costs Note 7 £000	Pro forma consolidated balance sheet £000
Tangible assets	92,843	–	(3,900)	–	–	–	–	–	88,943
Current assets									
Stocks	1,135	–	–	–	–	–	–	–	1,135
Debtors	4,269	–	100	–	–	–	–	–	4,369
Cash in bank and in hand	992	–	–	–	–	–	2,500	–	3,492
Creditors: Amounts falling due within one year	(58,308)	–	3,800	(4,850)	7,425	–	38,500	(3,500)	(16,933)
Net current (liabilities)/assets	(51,912)	0	3,900	(4,850)	7,425	0	41,000	(3,500)	(7,937)
Creditors: Amounts falling due after more than one year	(59,227)	–	–	–	42,563	–	(41,000)	–	(57,664)
Provisions for liabilities and charges	(581)	–	–	–	–	–	–	–	(581)
Net assets/(liabilities)	(18,877)	0	0	(4,850)	49,988	0	0	(3,500)	22,761
Existing Shares	51,561	(51,561)	–	–	–	–	–	–	0
New Shares	–	103	–	–	732	80	–	–	915
"A" Deferred Shares	–	51,458	–	–	–	–	–	–	51,458
"B" Deferred Shares	–	–	–	–	–	7,524	–	–	7,524
Share premium account	22,910	–	–	–	49,256	376	–	(1,596)	70,946
Other reserves	7,472	–	–	–	–	(380)	–	–	7,092
Profit and loss account	(108,610)	–	–	(4,850)	–	–	–	(1,904)	(115,364)
Preference Shares	7,600	–	–	–	–	(7,600)	–	–	0
Minority interests	190	–	–	–	–	–	–	–	190
	(18,877)	0	0	(4,850)	49,988	0	0	(3,500)	22,761

Notes:

1. The consolidated balance sheet of the Group as at 30 September 2001 is extracted from the Company's audited accounts dated 12 April 2002.
2. The adjustment reflects the sub-division of the 103,122,833 Existing Shares into 103,122,833 New Shares and 103,122,833 'A' Deferred Shares.
3. The adjustment reflects the disposal of Chesfield Downs announced on 6 February 2002. £100,000 is due to be received 18 months from completion and the proceeds have been used to reduce bank borrowings.
4. The adjustment relates to the issue of 731,691,332 New Shares at an approximate price of 7 pence per share on the redemption of £45 million of the principal amount of Senior Notes, £2.6 million of accrued but unpaid interest up to 30 September 2001 and £4.9 million of interest due between 1 October 2001 and the effective date of 17 May 2002. In accordance with FRS4 "Capital Instruments", the 30 September 2001 balance sheet included £3.2 million of unamortised costs in respect of the original bond issue. 75 per cent. of the principal amount of Senior Notes has been converted into equity and as such the share premium account is reduced by £2.4 million. The remaining 25 per cent. of unamortised costs will be amortised over the life of the Restated Senior Notes.
5. The adjustment relates to the sub-division of the Preference Shares into 76,000,000 New Shares and 7,600,000 'B' Deferred Shares and the satisfaction of the unpaid preference share dividend of £380,000 by the issue of 3,800,000 New Shares.
6. Creditor reclassification and draw down of the Barclays term loan arising from the conversion of the drawn on-demand Barclays facility to a term loan.
7. The adjustment relates to the £3.5 million estimated costs and expenses of the proposals. £1.6 million relates to the estimated costs and expenses of issuing the New Shares, "A" Deferred Shares and "B" Deferred Shares.
8. No adjustments have been made to reflect the effects of trading of the Group since 30 September 2001.

IN THE MATTER OF CLUBHAUS PLC
-and-
IN THE MATTER OF THE COMPANIES ACT 1985
SCHEME OF ARRANGEMENT

Record Date: 5 pm (London time) on 12 April 2002	Deadline: 10.30 am (London time) on 5 May 2002

FORM OF PROXY

for use in connection with the meeting of Scheme Creditors
to be held at the offices of Ashurst Morris Crisp, Broadwalk House, 5 Appold Street, London EC2A 2HA
on 7 May 2002
regarding the Scheme of Arrangement in respect of
the following notes issued by Clubhaus plc:

£60,000,000
12.875% SENIOR NOTES DUE 2009
(together the "Senior Notes")
(ISIN: USG2212UAA46, US189476AA20, US189476AB03
Common Codes: 9762582, 9762892, 010197490
CUSIPS: G2212UAA4, 189476AA20, 189476AB0

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you have sold, or otherwise transferred, or sell or otherwise transfer, your Senior Notes before the Record Date (as those terms are defined in the Scheme), you must deliver this document to the person or persons to whom you have sold or otherwise transferred, or sell or otherwise transfer, your Senior Notes. If you are in any doubt as to the action you should take, you should consult your professional adviser without delay. If you are not the beneficial owner of the Senior Notes, please forward a copy of this document and its enclosures to such person. A transferee of Senior Notes after the Record Date shall not, amongst other things, be entitled to vote at the Scheme Meeting. Such transferee will need to make arrangements with the transferor to ensure that the transferor votes in accordance with the wishes of the transferee. The Company will only issue New Shares to holders of Senior Notes if evidence acceptable to the Company is provided as to the holdings of Senior Notes of any person as at the Record Date. Persons who have acquired Senior Notes after the Record Date should contact the person from whom they have acquired the Senior Notes for a transfer of the New Shares. Any transferor should provide a copy of this document to any transferee before the relevant Senior Notes are sold to the transferee.

Before completing and executing this Form of Proxy, you should read the instructions below. If you have any questions relating to the completion of this Form of Proxy, or if you require further copies of this document or the Scheme Document, please contact the Voting Agent at the address and telephone number set out below, during normal business hours. If you wish to attend the Scheme Meeting in person, you should complete Step 3 Notice of Attendance.

This Form of Proxy is to be read in conjunction with the Scheme document dated 12 April 2002 in connection with restructuring proposals relating to the Senior Notes. The definitions contained in the Scheme document apply in this Form of Proxy.

INSTRUCTIONS FOR COMPLETING AND TRANSMITTING THIS FORM:

1. Custodian banks or brokerage firms must send an original, e-mailed or faxed copy of this Form of Proxy to each of their customers who are interested in Senior Notes. Clearing systems, global custodians and other nominal holders must transmit copies to custodian banks for retransmission to Beneficial Holders.
2. Beneficial Holders: Fill in Step 1 yourself, then send:

   (a) the **original** executed Form of Proxy to your custodian bank or brokerage firm, as appropriate;

   and

   (b) copies of the executed Form of Proxy by fax or e-mail to the Voting Agent at the fax number/email address below.
3. Beneficial Holders: Ask your custodian bank or brokerage firm to execute Steps 2 and 3 and then have your custodian bank or brokerage firm return the original completed form, with a copy by fax or e-mail, to the Voting Agent at:

   Attention: CTAS/Debt Tender Services Group/330BS-6
   Deutsche Bank AG
   Winchester House
   1 Great Winchester Street
   London
   EC2N 2DB
   Fax: +44 207 547 1089
   Phone: +44 207 545 1082
   E-mail: Xchange.offer@db.com

   or

   Deutsche Bank SA
   2 Boulevard Konrad Adenauer
   L-1115
   Luxembourg
4. Scheme Creditors must return a completed Form of Proxy so as to be received by the Voting Agent by 10.30 am (London time) on 5 May 2002.
5. Faxed Forms of Proxy are acceptable provided the original forms are posted so as to be received by the Voting Agent no later than the business day before the Scheme Meeting, although if not so received, duly completed and executed Forms of Proxy will be accepted by the Chairman at the Scheme Meeting on the day at any time prior to the start of the Scheme Meeting upon a Scheme Creditor or his/her proxy (as the case may be) providing evidence of its identity (for example, a passport, identity card or other official document) and entitlement as a Scheme Creditor as at the Record Date.
6. Any alteration made in this Form of Proxy must be initialled by the person who signs it.
7. Completion of this Form of Proxy will not prevent a Scheme Creditor from attending the Scheme Meeting in person should the Scheme Creditor so wish, although Scheme Creditors should indicate whether they wish to do so by completing Step 3 on this Form of Proxy.
8. Any one of joint holders of Senior Notes may sign, or vote in person or by proxy, but if more than one holder of Senior Notes is present at the Scheme Meeting or represented by proxy, either one of the holders of the Senior Notes shall be entitled to vote.

STEP 1: EXECUTION BY BENEFICIAL HOLDER

As at 5.00 pm (London time) on 12 April 2002 (the "Record Date"), we (the undersigned) were the Beneficial Holder being a person who has the ultimate right as against any other person to receive a proportionate sum paid under the Senior Notes upon the sum being paid to the Holder being Deutsche Bank Luxembourg S.A. (a "Beneficial Holder") of the following Senior Notes. Only one person will be the Beneficial Holder in respect of any particular proportionate sum paid under the Senior Notes, such person being the person whose right is not subject to a corresponding or superior obligation to another person, that obligation arising solely from the holding of the interest in the sum paid under the Senior Notes.

	Principal Amount held as at 5.00 pm (London time) on the Record Date
Senior Notes	£

The Senior Notes referred to above are held through an account at ______________________________

(Name of custodian bank or brokerage firm through which the Senior Notes are held)

The DTC participant, Euroclear or Clearstream account holder number of the custodian is: ______________________________

We direct our custodian bank or brokerage firm to confirm that we held the above Senior Notes through them as at 5.00 pm (London time) on the Record Date.

We, the undersigned, hereby acknowledge receipt of the Scheme Document and the notice of Scheme Meeting. The undersigned Beneficial Holder hereby represents and warrants that it is duly authorised and is legally able to and not otherwise prohibited from delivering this Form of Proxy which relates to the above holding of Senior Notes and any documents contemplated therein and that such power has not been granted or assigned to any other person. The consents and directions granted herein are legal, valid and binding on and enforceable against the Beneficial Holder, its successors and assigns.

We the undersigned confirm that we wish for our entitlement to New Shares under the Scheme should it become effective to be allotted and issued to the person indicated below:

To the Beneficial Holder directly	**To a nominee**
.... Signature	.... Signature
You should sign the "To the Beneficial Holder directly " box if you wish for your New Shares to be issued to you or alternatively you should sign the "To a nominee" if you wish your New Shares to be issued to a nominee who will hold your New Shares on your behalf.	

The nominee to whom our New Shares should be issued is:

Name of nominee: *(print)* ______________________________

Address: ______________________________

____

Date: ______________________________

Telephone number: ______________________________

E-mail: ______________________________

Fax number: ______________________________

WE, THE UNDERSIGNED, HEREBY APPOINT:

☐ **the Chairman of the meeting or** ☐ **the following individual***

(tick box as appropriate)

....

(print name)

**The person to whom this proxy is given need not be a Scheme Creditor but must attend the Scheme Meeting in person to represent you.*

as our Proxy to act for us at the meeting of Scheme Creditors to be held on 7 May 2002 commencing at 10.30 am to be held at the offices of Ashurst Morris Crisp, Broadwalk House, 5 Appold Street, London EC2A 2HA for the purpose of considering and, if thought fit, approving (with or without modifications) the proposed Scheme of Arrangement and, at such meeting or any adjournment thereof, for and in the name of the undersigned,

TO VOTE FOR THE SAID SCHEME (EITHER WITH OR WITHOUT MODIFICATION, AS OUR PROXY MAY APPROVE) OR AGAINST THE SAID SCHEME, AS INDICATED BELOW:

FOR the Scheme	**AGAINST the Scheme**
.... Signature	.... Signature
NB: If you are appointing the Chairman of the Scheme Meeting as your proxy, you must sign in either the "FOR the Scheme" or "AGAINST the Scheme" box. If you do not sign any box, your vote will not be counted.	

Name of Beneficial Holder: *(print)* ______________________________

Authorised employee of Beneficial Holder (if applicable): *(print)* ______________________________

Title: ______________________________

Signature of Beneficial Holder or authorised employee: *(sign)* X ______________________________

Address: ______________________________

____

____

Date: ______________________________

Telephone number: ______________________________

E-mail: ______________________________

Fax number: ______________________________

STEP 2: EXECUTION BY CUSTODIAN BANK OR BROKERAGE FIRM

This is to confirm that the Beneficial Holder(s) identified in Step 1 is/are customer(s) of our firm. At 5.00 pm (London time) on 12 April 2002, he/she DID HOLD through account(s) with us the amount of the Senior Notes shown in Step 1 above.

Name of DTC participant, Euroclear or Clearstream account holder ______________________________

DTC participant, Euroclear or Clearstream account holder number ______________________________

Authorised employee *(print)* ______________________________

Department: ______________________________

Title: ______________________________

Address: ______________________________

____

____

Authorised employee signature: *(sign)* ______________________________

Date: ______________________________

Official stamp or name of custodian bank or brokerage firm in block capitals ....

Telephone number: ______________________________

E-mail: ______________________________

Fax number: ______________________________

STEP 3: NOTICE OF ATTENDANCE

Scheme Creditors who wish to attend the Scheme Meeting in person should indicate so below:

I intend to attend the Scheme Meeting in person*	I do not intend to attend the Scheme Meeting in person
Signature:	Signature: ....

*A Scheme Creditor who wishes to attend the Scheme Meeting in person must bring along with it evidence of its personal identity and entitlement as a Beneficial Holder as at 5.00 pm on the Record Date.

STEP 4: Return ALL PAGES of this Form to:

Attention: CTAS/Debt Tender Services Group/330BS-6
Deutsche Bank AG
Winchester House
1 Great Winchester Street
London
EC2N 2DB
Fax: +44 207 547 1089
Phone: +44 207 545 1082
E-mail: Xchange.offer@db.com

or

Deutsche Bank SA
2 Boulevard Konrad Adenauer
L-1115
Luxembourg

Ashurst Morris Crisp

Amendment and Restatement Deed in respect of an Indenture dated 24 May 1999

CLUBHAUS PLC
as Issuer

and

THE BANK OF NEW YORK, LONDON BRANCH
as Trustee and Security Trustee

[●] 2002

/MJL\2569133.07

THIS DEED is made on [●] 2002

PARTIES:

1. **CLUBHAUS PLC** (the "**Issuer**"); and

2. **THE BANK OF NEW YORK, LONDON BRANCH** (the "**Trustee**" and the "**Security Trustee**").

WHEREAS:

(A) Pursuant to an Indenture dated 24 May 1999 between the Issuer and the Trustee (the "**Principal Indenture**"), the Issuer, incorporated in England and Wales, authorised the issue of £50,000,000 12.875% Notes due 2009 (the "**First Tranche Notes**").

(B) Pursuant to the (First) Supplemental Indenture dated 20 December 1999 between the Issuer and the Trustee (the "**First Supplemental Indenture**"), the Issuer authorised the issue of a further £10,000,000 12.875% Notes due 2009 (the "**Second Tranche Notes**" and, together with the First Tranche Notes, the "**Original Notes**") having the same terms and conditions as the First Tranche Notes (other than with respect to the first payment of interest thereon) and which consolidated and formed a single series with the First Tranche Notes.

(C) Pursuant to the (Second) Supplemental Indenture dated 5 February 2002 between the Issuer and the Trustee (the "**Second Supplemental Indenture**"), the definition of "Permitted Liens" in the Interpretation section of the Principal Indenture was amended.

(D) Pursuant to the (Third) Supplemental Indenture dated 11 April 2002 between the Issuer and the Trustee (the "**Third Supplemental Indenture**"), the Principal Indenture was amended by adding a definition of "Beneficial Holder" and making certain other amendments to provide that an individual holder of a beneficial interest in the Original Notes may take direct action against the Issuer for the enforcement of payments under the Original Notes.

(E) Pursuant to an Order of the High Court of Justice of England and Wales (the "**Court**") dated 16 May 2002 (the "**Court Order**") the Court has sanctioned a scheme of arrangement pursuant to section 425 of the Companies Act between the Issuer and the scheme creditors named therein, the terms of which provide, among other things, that:

    (i) effective as of the date hereof, £45,000,000 in principal amount of the Original Notes be redeemed and any accrued interest on the Original Notes up to and including the date hereof be satisfied and discharged, all by way of issue of ordinary shares referred to in sub-paragraph (iii) below to the Holders of the Original Notes;

    (ii) certain of the terms and conditions (the "**Original Conditions**") of the Original Notes as set out in the Principal Indenture (as amended as described above) be amended, as effected pursuant to the amended and restated Indenture annexed hereto;

(iii) the Beneficial Holders of the Original Notes referred to in such scheme of arrangement receive ordinary shares in the Issuer representing approximately 80 per cent. of the ordinary share capital of the Issuer at the date hereof; and

(iv) the Guarantors (as defined in the amended and restated Indenture annexed hereto) jointly and severally guarantee the payment obligations of the Issuer under the Notes and, together with the Issuer, shall grant in favour of the Security Trustee for the benefit of the Holders of the Notes second ranking fixed and floating charges over substantially all of their respective assets as security therefor.

THE PARTIES AGREE BY WAY OF DEED AS FOLLOWS:

1. REPRESENTATIONS AND WARRANTIES

The Issuer represents and warrants to the Trustee and the Security Trustee as follows:-

(A) **Power and Authority:** The Issuer has the power to enter into, and perform and comply with its obligations under, this Deed and to carry out the transactions contemplated by this Deed;

(B) **Authorisation and Obligations Binding:** All actions, conditions and things required to be taken, fulfilled and done by it in order:

(i) to enable it to enter into, and perform and comply with its obligations under, this Deed and to carry out the transactions contemplated by this Deed;

(ii) to ensure that those obligations are valid, legally binding and enforceable in accordance with their terms; and

(iii) to make this Deed admissible in evidence in the courts of England,

have been taken, fulfilled and done;

(C) **No Contravention:** The Issuer's entry into, and performance and compliance with its obligations under, this Deed and the carrying out of the transactions contemplated by this Deed:

(i) do not contravene any law, directive, judgment or order to which it or any of its Subsidiaries is subject;

(ii) do not contravene its memorandum or articles of association or other constitutional documents;

(iii) do not breach in any material respect any agreement or the terms of any consent to which it or any other Guarantor is a party or which is binding upon it or any other Guarantor or any of its or their respective assets; and

(iv) do not oblige it, or any of the other Guarantors, to create any security or result in the creation of any security over its or their respective assets other than under the Security Documents;

(D) **U.S. Securities Act:** The contemplated redemption and amendment of the Original Notes is in each case exempt from the registration requirements of the U.S. Securities Act of 1933, as amended (the "**Securities Act**"); and

(E) **U.S. Trust Indenture Act:** Neither this Deed nor the Amended and Restated Indenture annexed hereto is required to be, and no indenture under the Notes is required to be, qualified under the U.S. Trust Indenture Act of 1939, as amended.

2. AMENDMENT AND RESTATEMENT

With effect from the date hereof, the Principal Indenture shall be amended and restated in the form set out in the annex hereto. The Issuer shall indemnify the Trustee in respect of its execution and delivery of this Amendment and Restatement Deed in the manner and in accordance with the provisions of Clause 19.4 of the Principal Indenture (as amended) which terms shall apply *mutatis mutandis* as if set out in full herein.

2. COUNTERPARTS

This Deed may be executed in any number of counterparts and such counterparts taken together shall be deemed to constitute one and the same instrument.

3. LAW

This Deed shall be governed by and construed in accordance with English law.

IN WITNESS whereof this Deed has been duly executed on the date first written above.

<u>Signatories to Amendment and Restatement Deed</u>

EXECUTED AS A DEED
by **CLUBHAUS PLC**
acting by

Director ....   Director/Secretary ....

EXECUTED AS A DEED)
by ....)
for and on behalf of)
THE BANK OF NEW YORK)
acting by)
under its authority)

ANNEX

AMENDED AND RESTATED FORM OF INDENTURE

Dated 24 May 1999 as supplemented on 20 December 1999,
5 February 2002 and 11 April 2002 and as
amended and restated on [●] 2002

CLUBHAUS PLC
as Issuer

and

THE BANK OF NEW YORK, LONDON BRANCH
as Trustee and Security Trustee

Indenture constituting £15,000,000 Step Up Guaranteed Secured Subordinated PIK Notes due 2009 (together with, if applicable, any Additional Notes)

THIS DEED is made on [●] 2002

PARTIES:

1. **CLUBHAUS PLC** (the "**Issuer**"); and

2. **THE BANK OF NEW YORK, LONDON BRANCH** (the "**Trustee**" (which expression, where the context so admits, includes any other trustee for the time being of this Indenture) and the "**Security Trustee**" (which expression, where the context so admits, includes any other security trustee for the time being of this Indenture)).

WHEREAS:

(A) Pursuant to an Indenture dated 24 May 1999, as supplemented by the (First) Supplemental Indenture dated 20 December 1999, as further supplemented by the (Second) Supplemental Indenture dated 5 February 2002, as further supplemented by the (Third) Supplemental Indenture dated 11 April 2002 in each case between the Issuer and the Trustee and (following an Order of the High Court of Justice of England and Wales dated 16 May 2002 (the "**Court Order**") sanctioning a scheme of arrangement pursuant to section 425 of the Companies Act between the Issuer and the scheme creditors named therein) as further supplemented and amended and restated on the date hereof between the Issuer, the Trustee and the Security Trustee, the Issuer, incorporated in England and Wales, has authorised the issue of £15,000,000 Step Up Guaranteed Secured Subordinated PIK Notes due 2009 (previously, £60,000,000 12.875% Notes due 2009) together with the issue (at its option as provided herein) of Additional Notes (as defined herein).

(B) The Trustee has agreed to act as trustee of this Indenture on the following terms and conditions.

THE PARTIES AGREE BY WAY OF DEED AS FOLLOWS:

1. INTERPRETATION

1.1 Definitions:

In this Indenture:

"**Additional Amounts**" has the meaning given to it in clause 11.2.

"**Additional Assets**" means:

(1) any assets (other than Indebtedness and Capital Stock) to be used by the Issuer or a Restricted Subsidiary in a Related Business;

(2) the Capital Stock of a person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Issuer or a Restricted Subsidiary of the Issuer; or

(3) Capital Stock constituting a minority interest in any person that at such time is a Restricted Subsidiary of the Issuer;

Provided That, in the case of paragraphs (2) and (3), such Restricted Subsidiary is primarily engaged in a Related Business.

"**Additional Notes**" has the meaning given to it in clause 7.1(B)(iv).

"**Affiliate**" of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For the purposes of this definition, "**control**" when used with respect to any person means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "**controlling**" and "**controlled**" shall be construed accordingly.

"**Agency Agreement**" means the agreement dated 24 May 1999 (as supplemented by the Supplemental Agency Agreement dated 20 December 1999 and as further supplemented by the Second Supplemental Agency Agreement dated the date hereof and as may be further supplemented from time to time) between the Issuer, the Trustee, Deutsche Bank Trust Company Americas (formerly, "Bankers Trust Company"), as Principal Paying Agent and Registrar and Deutsche Bank Luxembourg S.A. (formerly, "Bankers Trust Luxembourg S.A.") as Paying Agent and Transfer Agent appointing the initial Agents and the Registrar in relation to the Notes and includes any other agreement for the time being in force appointing Successor Paying Agents, Registrars and/or Transfer Agents in relation to the Notes, or in connection with their duties, the terms of which have previously been approved in writing by the Trustee.

"**Agents**" means the Principal Paying Agent, the other Paying Agents, the Transfer Agents and the Registrar or any of them.

"**Amendment Date**" means the date of the amendment and restatement deed between the Issuer, the Trustee and the Security Trustee, being [●] 2002.

"**Appointee**" means any attorney, manager, agent, delegate or other person appointed by the Trustee or the Security Trustee, as the case may be, under this Indenture.

"**Asset Disposition**" means any direct or indirect, or a series of related disposals (other than an operating lease entered within the ordinary course of business) or issues of shares of Capital Stock of a Subsidiary (other than directors' qualifying shares) or assets (each referred to for the purposes of this definition as a "**disposition**") by the Issuer or any of its Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction.

The following shall not be deemed to be Asset Dispositions for the purposes of this definition:

(1) a disposition by a Restricted Subsidiary to the Issuer or by the Issuer or a Restricted Subsidiary to a Wholly-Owned Subsidiary;

(2) a disposition of Cash Equivalents in the ordinary course of business;

(3) a disposition of inventory in the ordinary course of business;

(4) a disposition of obsolete or worn out equipment or equipment that is no longer useful in the conduct of the business of the Issuer and its Restricted Subsidiaries and that is disposed of in each case in the ordinary course of business;

(5) transactions permitted under clause 15;

(6) for purposes of clause 13.7 only, the making of a Permitted Investment or a disposition subject to clause 13.3;

(7) the issue of Capital Stock by a Restricted Subsidiary of the Issuer to the Issuer or to a Wholly-Owned Subsidiary;

(8) an Asset Swap effected in compliance with the terms of this Indenture;

(9) dispositions of assets with an aggregate fair market value of less than £300,000 since the Issue Date;

(10) dispositions in connection with Permitted Liens; and

(11) granting of licenses in the ordinary course of business in respect of intellectual property owned by the Issuer or any of its Restricted Subsidiaries.

"**Asset Disposition Purchase Date**" has the meaning given to it in clause 13.7(B).

"**Asset Swap**" means a concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and cash and/or Cash Equivalents between the Issuer or any of its Restricted Subsidiaries and another person; *Provided That* in the case of cash, cash received is applied in accordance with the provisions of clause 13.7.

"**Attributable Indebtedness**" means, in respect of a Sale/Leaseback Transaction, as at the time of determination, the present value (discounted at the interest rate borne by the Notes, computed semi-annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

"**Auditors**" means the auditors for the time being of the Issuer or, in the event of their being unable or unwilling promptly to carry out any action requested of them pursuant to the provisions of this Indenture, such other firm of accountants as may be nominated by the Issuer and approved in writing by the Trustee (or, failing any such nomination by the Issuer within a reasonable period for approval, nominated by the Trustee) for the purposes of this Indenture.

"**Average Life**" means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing:

(1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to preferred stock multiplied by the amount of such payment,

by

(2) the sum of all such payments.

"**Beneficial Holder**" means (1) for so long as the Notes are represented by Global Notes, the person who has the ultimate right as against any other person to receive a proportionate sum paid under the Notes upon payment to the Holder; *Provided That* only one person will be the Beneficial Holder in respect of any particular proportionate sum paid under the Notes (such person being the person whose right is not subject to a corresponding or superior obligation to another person, that obligation arising solely from the holding of the interest in the sum paid under the Notes); and *Provided Further That* such person has provided evidence of such person's interest in the Notes reasonably satisfactory to the Issuer and (2) for so long as the Notes are represented by Definitive Notes, the Holder or Holders.

"**Board of Directors**" means, as to any person, the board of directors of such person or any duly authorised committee thereof or any equivalent governing body charged under the laws of the jurisdiction of such person with equivalent powers and responsibilities to supervise and direct the affairs of such person.

"**Book-Entry Depositary**" means, if and so long as the Note Depositary Agreement is in effect, Deutsche Bank Trust Company Americas (formerly, "Bankers Trust Company") or any successor Book-Entry Depositary appointed under the Note Depositary Agreement.

"**Book-Entry Interest**" means, if and so long as the Note Depositary Agreement is in effect, any beneficial interest (including the right to receive principal and interest) in any of the Certificateless Depositary Interests shown on records maintained by DTC and its participants (including Euroclear and Clearstream, Luxembourg).

"**Business Day**" means in any specified place (and, if not specified, in London and New York) a day other than a Saturday, Sunday or any day on which commercial banking institutions are authorised or required by law to close in such place.

"**Capital Stock**" of any person means any and all shares, and any and all interests in, and options, warrants or other rights to purchase or acquire participations in respect of or other equivalents of or interests in (however designated) shares or other equity of such person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

"**Capitalised Lease Obligations**" means an obligation that is required to be classified and accounted for as a capitalised lease for financial reporting purposes in accordance with U.K.

GAAP, and the amount of Indebtedness represented by such obligation will be for the purposes of this Indenture the capitalised amount of such obligation at the time any determination thereof is to be made, determined in accordance with U.K. GAAP, and the Stated Maturity of the Capital Lease Obligations will be for the purposes of this Indenture the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

"**Cash Equivalents**" means, in respect of any person:

(1) securities issued or directly and fully guaranteed or insured by the Government of the United States, Germany or the United Kingdom or any agency or instrumentality thereof, having maturities of not more than one year from the date of acquisition by such person;

(2) marketable general obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition thereof by such person, having a credit rating of "AA" or better from either S&P or Moody's;

(3) certificates of deposit, time deposits, eurocurrency time deposits, overnight bank deposits, or bankers' acceptances having maturities of not more than one year from the date of acquisition thereof by such person issued by any commercial bank having combined capital and surplus in excess of £1.0 billion or having a credit rating of "AA" or better from either S&P or Moody's in respect of short term debt securities rated by it;

(4) obligations under any repurchase agreement with a term of not more than seven days for underlying securities of the types described in paragraphs (1), (2) and (3) entered into with any bank meeting the qualifications specified in paragraph (3) above;

(5) commercial paper rated at the time of acquisition thereof by such person at least "A-1" or the equivalent thereof by S&P or "P-1" or the equivalent thereof by Moody's, or carrying an equivalent rating by an internationally recognised rating agency, if both of the two named rating agencies cease publishing ratings of investments, and in either case maturing within one year after the date of acquisition thereof by such person; and

(6) interests in any money market fund which invests solely in instruments of the type specified in paragraphs (1) to (5) (inclusive) above.

"**Certificateless Depositary Interest**" has the meaning given to it in the Note Depositary Agreement.

"**Change of Control**" will occur if:

(1) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as

defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the total voting rights attaching to the Voting Stock of the Issuer (or its successor by merger, consolidation or transfer of all or substantially all of its assets);

(2) during any period of two consecutive years, individuals who, at the beginning of such period, constituted the Board of Directors of the Issuer (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Issuer, as the case may be, was approved by a vote of at least a majority of the directors of the Issuer then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved or is a designee of the Permitted Holders or was nominated or elected by such Permitted Holders or any of their designees) cease for any reason to constitute a majority of the Board of Directors of the Issuer then in office;

(3) the disposal (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Issuer and its Restricted Subsidiaries taken as a whole to any "person" (as such term is used in Section 13(d) and 14(d) of the Exchange Act) other than a Permitted Holder; or

(4) the adoption by the shareholders or Board of Directors of the Issuer, as the case may be, of a plan or proposal for the dissolution of the Issuer.

"**Change of Control Offer**" has the meaning given to it in clause 16.

"**Change of Control Payment**" has the meaning given to it in clause 16.

"**Change of Control Payment Date**" has the meaning given to it in clause 16.

"**Charged Property**" means assets which are, or in the future become, the subject of the security created by the Noteholders' Guarantee and Debenture and/or one or both of the Share Pledges.

"**Clearstream, Luxembourg**" means Clearstream Banking, *société anonyme.*

"**Clubhaus Operations Share Pledge**" means the share pledge granted in favour of the Security Trustee by Clubhaus Operations Limited dated on or about the date hereof.

"**Clubhaus plc Share Pledge**" means the share pledge granted in favour of the Security Trustee by Clubhaus plc dated on or about the date hereof.

"**Conditions**" means: (1) in the case of any Notes represented by Definitive Notes, the terms and conditions in the form set out in Schedule 1, part 4 or (2) in the case of any Notes represented by Global Notes, the terms and conditions of the form set out in Schedule 2, Part 2 as from time to time modified in accordance with this Indenture. Any reference to a particularly numbered Condition shall be construed accordingly.

"Consolidated Coverage Ratio" means as of any date of determination with respect to any person, the ratio of:

(1) the aggregate amount of Consolidated EBITDA of such person for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which internal financial statements are in existence,

to

(2) Consolidated Interest Expense for such four fiscal quarters,

Provided That:

(i) if the Issuer or any Restricted Subsidiary:

(a) has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a *pro forma* basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation will be computed based on (x) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding or (y) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation) and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period; or

(b) has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves a discharge of Indebtedness (in each case other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and the related commitment terminated), Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a *pro forma* basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the first day of such period;

(ii) if since the beginning of such period the Issuer or any Restricted Subsidiary will have made any Asset Disposition or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Asset Disposition, the Consolidated EBITDA for

such period will be reduced by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for such period and Consolidated Interest Expense for such period will be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Issuer or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Issuer and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Issuer and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(iii) if since the beginning of such period the Issuer or any Restricted Subsidiary (by merger or otherwise) will have made an Investment in any Restricted Subsidiary (or any person which becomes a Restricted Subsidiary or is merged with or into the Issuer) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of an operating unit, division or line of business, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving *pro forma* effect thereto (including the Incurrence of any Indebtedness and including *pro forma* expense and cost reductions calculated on a basis consistent with Regulation S-X under the Securities Act) as if such Investment or acquisition occurred on the first day of such period; and

(iv) if since the beginning of such period any person that subsequently became a Restricted Subsidiary or was merged or consolidated with or into the Issuer or any Restricted Subsidiary since the beginning of such period will have made any Asset Disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to paragraphs (ii) or (iii) above if made by the Issuer or a Restricted Subsidiary during such period, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving *pro forma* effect thereto as if such Asset Disposition or Investment occurred on the first day of such period.

For purposes of this definition of "Consolidated Coverage Ratio", whenever *pro forma* effect is to be given to an Investment or acquisition of assets and the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the *pro forma* calculations will be determined in good faith by a responsible financial or accounting officer of the Issuer. If any Indebtedness bears a floating rate of interest and is being given *pro forma* effect, the interest expense on such Indebtedness will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months).

"Consolidated EBITDA" for any period means, without duplication, the Consolidated Net Income for such period, *plus* the following, to the extent deducted in calculating such Consolidated Net Income:

(1) Consolidated Income Taxes;

(2) Consolidated Interest Expense;

(3) consolidated depreciation expense;

(4) consolidated amortisation of intangibles; and

(5) other non-cash charges reducing Consolidated Net Income (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortisation of a prepaid cash expense that was paid in a prior period not included in the calculation).

Notwithstanding that the foregoing amounts specified in paragraphs (1) and paragraphs (3), (4) and (5) above relating to a Restricted Subsidiary of a person will be added to Consolidated Net Income to compute Consolidated EBITDA of such person only to the extent (and in the same proportion) that the net income of such Subsidiary was included in calculating the Consolidated Net Income of such person and only if a corresponding amount would be permitted at the date of determination to be paid by way of dividend to such person by such Restricted Subsidiary or legally distributed to such person by such Restricted Subsidiary in repayment of Indebtedness owed to such person by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its memorandum and articles of association or other constitutional documents and all agreements, instruments, judgements, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its shareholders.

"Consolidated Income Taxes" means, with respect to any person for any period, taxes imposed upon such person or other payments required to be made by such person by any governmental authority which taxes or other payments are calculated by reference to the income or profits of such person or such person and its Restricted Subsidiaries (to the extent such income or profits were included in computing Consolidated Net Income for such period), regardless of whether such taxes or payments are required to be remitted to any governmental authority.

"Consolidated Interest Expense" means (subject as provided in the definition of "Indebtedness"), for any period, the total interest payable by the Issuer and its consolidated Restricted Subsidiaries, whether paid or accrued *plus*, to the extent not included in such interest payable:

(1) interest attributable to Capitalised Lease Obligations and the interest portion of rent expense associated with Attributable Indebtedness in respect of the relevant lease giving rise thereto, determined as if such lease were a capitalised lease in accordance with U.K. GAAP and the interest component of any deferred payment obligations;

(2) amortisation of debt discount;

(3) accrued interest;

(4) non-cash interest payable;

(5) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing;

(6) interest accruing on any Indebtedness of any other person to the extent such Indebtedness is Guaranteed by the Issuer or any Restricted Subsidiary; *Provided That* payment of such amounts by the Issuer or any Restricted Subsidiary is being made to, or is sought by, the holders of such Indebtedness pursuant to such Guarantee;

(7) net costs associated with Hedging Obligations (including amortisation of fees);

(8) the consolidated interest payable by such person and its Restricted Subsidiaries that was capitalised during such period;

(9) all dividend payments, whether or not in cash (other than any such non-cash dividend in the form of Capital Stock which does not provide for the payment of cash dividends prior to any stated maturity of the principal of the Notes), on any series of Disqualified Stock of such person or on Preferred Stock of its Restricted Subsidiaries payable to a party other than the Issuer or a Wholly-Owned Subsidiary;

(10) the cash contributions to any Employee Share Scheme to the extent such contributions are used by such scheme to pay interest or fees to any person (other than the Issuer) in connection with Indebtedness Incurred by such Employee Share Scheme; *Provided That* there will be excluded therefrom any such interest payable by any Unrestricted Subsidiary to the extent the related Indebtedness is not Guaranteed or paid by the Issuer or any Restricted Subsidiary; and

(11) interest attributable to Indebtedness of a Joint Venture.

For purposes of this definition of "Consolidated Interest Expense", total interest payable will be determined after giving effect to any net payments made or received by the Issuer and its Subsidiaries with respect to Interest Rate Agreements.

"Consolidated Net Income" means, for any period, the net income (loss) of the Issuer and its consolidated Restricted Subsidiaries, determined in accordance with U.K. GAAP; *Provided That* there will not be included in such Consolidated Net Income:

(1) any net income (loss) of any person if such person is not the Issuer or a Restricted Subsidiary, except that:

(a) subject to the limitations contained in paragraph (4) below, the Issuer's equity in the net income of any such person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such person during such period to the Issuer or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in paragraph (3) below); and

(b) the Issuer's equity interest in a net loss of any such person (other than an Unrestricted Subsidiary) for such period will be included in determining such Consolidated Net Income to the extent such loss has been funded with cash from the Issuer or a Restricted Subsidiary;

(2) any net income (loss) of any person acquired by the Issuer or a Subsidiary in a transaction for which merger accounting method is used for any period prior to the date of such acquisition;

(3) any net income of any Restricted Subsidiary if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Issuer, except that:

(a) subject to the limitations contained in paragraphs (4), (5) and (6), below, the Issuer's equity interest in the net income of any such Restricted Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to the Issuer or another Restricted Subsidiary as a dividend or as a distribution to repay Indebtedness owed by such Subsidiary to the Issuer or another Restricted Subsidiary (subject, in the case of a dividend or distribution to another Restricted Subsidiary, to the limitation contained in this paragraph); and

(b) the Issuer's equity interest in a net loss of any such Restricted Subsidiary for such period will be included in determining such Consolidated Net Income;

(4) any gain (loss) realised upon the sale or other disposition of any property, plant or equipment of the Issuer or its consolidated Restricted Subsidiaries (including pursuant to any Sale/Leaseback Transaction) which is not sold or otherwise disposed of in the ordinary course of business and any gain (loss) realised upon the sale or other disposition of any Capital Stock of any person;

(5) any extraordinary gain or loss;

(6) the cumulative effect of a change in accounting principles; and

(7) the tax effect of any of the items described in paragraphs (1) to (6) (inclusive), above.

"Consolidated Net Tangible Assets" means the total assets of the Issuer and its Restricted Subsidiaries as shown on the balance sheet of the Issuer and the Restricted Subsidiaries, determined on a consolidated basis and in accordance with U.K. GAAP, as of the end of the most recent fiscal quarter of the Issuer ending at least 45 days prior to the taking of any action for the purpose of which the determination is being made, *less* the sum of:

(i) all current liabilities and current liability items; and

(ii) all goodwill, trade names, trademarks, patents, organisation expense, unamortised debt discount and expense and other similar intangibles properly classified as intangibles in accordance with U.K. GAAP.

"Consolidated Net Worth" means the total of the amounts shown on the balance sheet of the Issuer and the Restricted Subsidiaries, determined on a consolidated basis and in accordance with U.K. GAAP, as of the end of the most recent fiscal quarter of the Issuer ending at least 45 days prior to the taking of any action for the purpose of which the determination is being made, as (i) the par or stated value of all outstanding Capital Stock of the Issuer *plus* (ii) paid-in capital or capital surplus relating to such Capital Stock *plus* (iii) any retained earnings or earned surplus, *less* (A) any accumulated deficit and (B) any amounts attributable to Disqualified Stock.

"Currency Agreement" means in respect of a person any foreign exchange contract, currency swap agreement or other similar agreement as to which such person is a party or a beneficiary.

"Covenant Defeasance" has the meaning given to it in clause 25.

"Custodian" has the meaning given to it in the Note Depositary Agreement.

"Deed of Subordination" means the Deed of Subordination dated the date hereof between the Issuer, Barclays Bank PLC, the Trustee and the Security Trustee.

"Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

"Definitive Notes" means, in relation to the Notes, registered securities substantially in the form set out in Schedule 1, part 1, which shall be issued in exchange for the International Global Note, the U.S. Global Note, or the Unrestricted Global Note (as the case may be) in accordance with the terms set out in such Global Note.

"Disqualified Stock" means, with respect to any person, any Capital Stock of such person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(1) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise (other than in connection with a Change of Control or Asset Disposition);

(2) is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of the Issuer or a Restricted Subsidiary); or

(3) is redeemable at the option of the holder thereof (other than in connection with a Change of Control or Asset Disposition);

in each case on or prior to the date that is six months and one day after the date (i) on which the Notes mature, or (ii) on which there are no Notes outstanding; *Provided That* only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such Stated Maturity will be deemed to be Disqualified Stock.

"**DTC**" means The Depository Trust Company and its participants.

"**Employee Share Scheme**" means any scheme or plan for encouraging or facilitating the holding of shares or other securities in a person by or for the benefit of employees, directors and other officers of such person.

"**Enforcement Notice**" means the giving by the Trustee of notice to the Issuer that, pursuant to clause 17.2 hereof, the relevant Notes are due and payable.

"**Enforcement Proceeds**" has the meaning given to it in clause 28.5.

"**Euro**" means the single currency of the member states of the European Union that has been adopted pursuant to the Treaty.

"**Euroclear**" means Euroclear Bank S.A./N.V. as operator of the Euroclear system.

"**Event of Default**" means an event described in clause 17.1.

"**Excess Proceeds**" has the meaning given to clause 13.7(B).

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended, of the United States of America or any similar federal statute then in effect, and a reference to a particular section thereof shall be deemed to include a reference to the comparable section, if any, of any such similar federal statute.

"**Extraordinary Resolution**" has the meaning set out in paragraph 1 of Schedule 3.

"**fair market value**" means, with respect to any asset, the price which could be negotiated for such asset in an arm's-length, free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by the Board of Directors of the Issuer acting reasonably and in good faith and shall be evidenced by a Board Resolution of the Board of Directors of the Issuer, in each case delivered to the Trustee and the Security Trustee.

"**Finance Documents**" means the Security Documents, this Indenture, the Notes, the Agency Agreement and the Deed of Subordination.

"**Global Notes**" means the International Global Note(s), the U.S. Global Note(s) and the Unrestricted Global Note(s).

"**Group**" means the Issuer and its Subsidiaries.

"**Guarantee**" means any obligation of any person, contingent or otherwise, direct or indirect:

(1) guaranteeing any Indebtedness of any other person and any obligation, contingent or otherwise, of such person; or

(2) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of any other person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(3) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part),

Provided That the term "Guarantee" will not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

"**Guarantor**" means each company named as a guarantor or agent on the front page of the Noteholders' Guarantee and Debenture and includes any company which accedes as a party to the Noteholders' Guarantee and Debenture under clause 19 thereof (with effect from the time of its accession) and "**Guarantors**" means all of them.

"**Hedging Obligations**" means, in respect of any person, the obligations of such person pursuant to any Interest Rate Agreement or Currency Agreement.

"**Holder**" and "**Holders**" means (1) for so long as the Notes are represented by the Global Notes, the bearer thereof, which shall initially be the Custodian and (2) in the event that Definitive Notes are issued, the person in whose name a Definitive Note is registered on the books of the Registrar, and the words "**holder**" and "**holders**" and related expressions shall, unless the context otherwise requires, be construed accordingly.

"**Incur**" means issue, create, assume, Guarantee, incur or otherwise become, contingently or otherwise, liable for; *Provided That* any Indebtedness or Capital Stock of a person existing at the time such person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary; and the terms "**Incurred**" and "**Incurrence**" shall be construed accordingly.

"**Indebtedness**" means, with respect to any person (the "**Relevant Person**") on any date of determination (without duplication):

(1) the principal of and premium (if any) in respect of indebtedness of the Relevant Person for borrowed money;

(2) the principal of and premium (if any) in respect of obligations of the Relevant Person evidenced by bonds, debentures, notes or other similar instruments;

(3) the principal component of all obligations of the Relevant Person in respect of letters of credit, bankers' acceptances or other similar instruments (including reimbursement obligations with respect thereto, except to the extent such reimbursement obligation relates to trade payables and such obligation is satisfied within 45 days of Incurrence);

(4) the principal component of all obligations of the Relevant Person to pay the deferred and unpaid purchase price of property or services (except trade payables), which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services (other than obligations to pay any such deferred purchase price payable in the form of Capital Stock, other than Disqualified Capital Stock);

(5) all Capitalised Lease Obligations and all Attributable Indebtedness of the Relevant Person;

(6) the amount of all obligations of the Relevant Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary, any Preferred Stock (but excluding, in each case, any accrued dividends);

(7) the principal component of all Indebtedness of another person secured by a Lien on any asset of the Relevant Person, whether or not such Indebtedness is assumed by the Relevant Person; *Provided That* the amount of such Indebtedness will be the lesser of (a) the fair market value of such asset at such date of determination and (b) the amount of such Indebtedness of such other persons;

(8) the principal component of all Indebtedness of another person to the extent Guaranteed by the Relevant Person; and

(9) to the extent not otherwise included in this definition, net obligations of the Relevant Person under Currency Agreements and Interest Rate Agreements (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such obligation that would be payable by such person at such time).

The amount of Indebtedness of any person at any date will be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such

date. The amount of Indebtedness of any person at any date will be determined as set forth above, or if not set forth above, then in accordance with U.K. GAAP.

In addition, "Indebtedness" of any person shall include any indebtedness of the type described in paragraphs (1) to (9) (inclusive) above that would not appear as a liability on the balance sheet of such person ("**Off Balance Sheet Indebtedness**") if:

(a) such indebtedness is the obligation of a partnership or joint venture that is not a Restricted Subsidiary (a "**Joint Venture**"); and

(b) such person or a Restricted Subsidiary is a general partner of the Joint Venture (a "**General Partner**"); and

(c) there is recourse, by contract or operation of law, with respect to the payment of such Indebtedness to assets of such person or a Restricted Subsidiary of such person.

The amount of such Indebtedness which shall be so included shall be the lesser of:

(i) the greater of (x) the net assets of the General Partner and (y) the amount of such obligations to the extent that there is recourse, by contract or operation of law, to the assets of such person or a Restricted Subsidiary of such person (other than the General Partner); and

(ii) the actual amount of such Indebtedness (if the Indebtedness is evidenced in writing and is for a determinable amount) in respect of which there is recourse to assets of such person or a Restricted Subsidiary of such person

and

the related interest payable in respect of such Off Balance Sheet Indebtedness shall be included in Consolidated Interest Expense to the extent paid by the Issuer or its Restricted Subsidiaries.

"**Initial Global Notes**" means the International Global Note and the U.S. Global Note.

"**Initial Notes**" means the Notes bearing the Securities Act Legend in accordance with the provisions of clause 5.5(A) or bearing the Regulation S Legend in accordance with the provisions of clause 5.5(B).

"**Insolvency Act**" means the Insolvency Act 1986 of the United Kingdom, as amended.

"**Insolvency Law**" means the Insolvency Act (together with the rules and regulations made pursuant thereto) or any other law of the United Kingdom or any political subdivision thereof or any other jurisdiction relating to insolvency, bankruptcy, winding up, liquidation, administration, reconstruction, reorganisation or relief of debtors.

"**Interest Rate Agreement**" means, with respect to any person, any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such person is party or a beneficiary.

"**Interest Payment Date**" means with respect to each payment of interest on the principal amount outstanding on the Notes the date for payment of such interest as specified in Clause 7.1(A) and Condition 2.

"**International Global Note**" means the global note substantially in the form set out in Schedule 2, part 1 issued pursuant to clause 2, which is required to bear the Regulation S Legend, to be offered and sold in reliance on Regulation S, and "**International Global Notes**" means all of them.

"**Investment**" means, with respect to any person, all investments by such person in other persons (including Affiliates) in the form of any direct or indirect advance, loan (other than advances to customers in the ordinary course of business) or other extension of credit (including by way of Guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with U.K. GAAP; *Provided That*:

(1) Hedging Obligations entered into in the ordinary course of business and in compliance with this Indenture;

(2) endorsements of negotiable instruments and documents in the ordinary course of business; and

(3) an acquisition of assets, Capital Stock or other securities by the Issuer for consideration consisting exclusively of ordinary shares of the Issuer shall not be deemed to be an Investment.

For purposes of the clause 13.3:

(i) "Investment" will include the portion (proportionate to the Issuer's equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the fair market value of the net assets of such Restricted Subsidiary of the Issuer at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; *Provided That* upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer will be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to:

(a) the Issuer's "Investment" in such Subsidiary at the time of such redesignation,

less

(b) *the portion (proportionate to the Issuer's equity interest in such Subsidiary) of* the fair market value of the net assets of such Subsidiary at the time that such Subsidiary is so re-designated a Restricted Subsidiary; and

(ii) any property transferred to or from an Unrestricted Subsidiary will be valued at its fair market value at the time of such transfer. If the Issuer or any Restricted Subsidiary of the Issuer sells or otherwise disposes of any Capital Stock of any Restricted Subsidiary of the Issuer such that, after giving effect to any such sale or disposition, such entity is no longer a Subsidiary of the Issuer, the Issuer shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Capital Stock of such Subsidiary not sold or disposed of.

For the purposes of (i) above, the proportion of the Issuer's equity interest in a Restricted Subsidiary shall (unless otherwise determined by the Trustee) be determined by reference to the voting rights attaching to such equity interest held by the Issuer.

"**Issue Date**" means the date on which the Notes are originally issued.

"**Issuer**" means the party named as the "Issuer" on the first page of this Indenture until a *successor replaces such party pursuant to the provisions of clause 15 or* Clause 22, *and* thereafter, "Issuer" shall mean such successor.

"**Judgement Currency**" has the meaning given to it in clause 29.13.

"**Legal Defeasance**" has the meaning given to it in clause 25.2.

"**Lien**" means any charge (whether fixed or floating), assignment by way of security, mortgage, pledge, encumbrance, lien or security interest of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

"**Maturity Date**" has the meaning given to it in clause 7.1(A)(i).

"**Moody's**" means Moody's Investors Services, Inc. and its successors.

"**Mortgage Financing**" means any financing entered into by a person for the purpose of funding all or part of the purchase price or cost of construction or improvement of property used or to be used in the business of such person, the Indebtedness in respect of which is secured by a Lien over such property; *Provided That* the amount of the Indebtedness so secured does not exceed the amount of such purchase price or cost.

"**NatWest Facilities**" means the £1,156,580 and £343,420 commercial variable rate loan facilities provided by NatWest to Clubhaus (Chartham Park) Limited, in each case, dated on or about 4 May 2001 and the £3,000,000 medium term loan facility and the £50,000 overdraft facility provided by NatWest to Clubhaus (The Essex) Limited on or about 6 November 2000 as

such facilities and related agreements may be amended, restated, modified, supplemented, renewed, replaced, refunded or refinanced from time to time (whether or not with the original lender of such facilities).

"Net Available Cash" means, in connection with any Asset Disposition, cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or instalment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the assets that are the subject of such Asset Disposition or received in any other non-cash form) from such Asset Disposition, in each case after deducting:

(1) all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses incurred, and all U.S. and non-U.S. federal, state, provincial, and local taxes required to be paid or accrued as a liability under U.K. GAAP (after taking into account any available tax credits or deductions and any tax sharing arrangements), as a consequence of such Asset Disposition;

(2) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition;

(3) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition; and

(4) the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with U.K. GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Issuer or any Restricted Subsidiary after such Asset Disposition.

"Net Cash Proceeds" means, with respect to any issue or sale of Capital Stock, the cash proceeds of such issue or sale *less* the amount of:

(i) legal fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issue or sale; and

(ii) taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credits or deductions and any tax sharing arrangements).

"Non-Recourse Debt" means Indebtedness:

(1) as to which neither the Issuer nor any Restricted Subsidiary (a) provides any Guarantee or credit support of any kind (including any undertaking, guarantee, indemnity, agreement or instrument that would constitute Indebtedness), or (b) is directly or indirectly liable (as a guarantor or otherwise);

(2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Issuer or any Restricted Subsidiary to declare a default under such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

(3) the explicit terms of which provide there is no recourse against any of the assets of the Issuer or its Restricted Subsidiaries.

"Note Depositary Agreement" means the Note Depositary Agreement dated 24 May 1999 (as supplemented by the Supplemental Note Depositary Agreement dated 20 December 1999 and as further supplemented by the Second Supplemental Note Depositary Agreement dated the date hereof and as may be further supplemented from time to time) made between the Issuer, the Trustee, the Book-Entry Depositary and the Custodian.

"Noteholders' Guarantee and Debenture" means a composite guarantee and debenture dated on or about the date hereof granted by the Guarantors in favour of the Security Trustee for the benefit of the Holders of the Notes;

"Notes" means the Initial Global Notes, the Unrestricted Global Notes and the Definitive Notes, treated as a single class of securities, in each case comprising in aggregate the £15,000,000 Step up Guaranteed Secured Subordinated PIK Notes due 2009 constituted by this Indenture and for the time being outstanding or, as the context may require, a specific number of them, and includes any replacement Notes issued pursuant to clause 6 and any further notes issued pursuant to and in accordance with Clause 27 and Condition 24 and forming a single series with the Notes and includes any Additional Notes.

"Officer" means, with respect to the Issuer, the Chairman of the Board, any Director or the Secretary of the Issuer.

"Officers' Certificate" means a certificate signed by two Officers of the Issuer.

"Opinion of Counsel" means a written opinion from legal counsel who is reasonably acceptable to the Trustee and/or the Security Trustee (as applicable). The counsel may be an employee of or counsel to the Issuer or the Trustee and/or the Security Trustee.

"Outstanding" means, in relation to the Notes, all the Notes issued and delivered under this Indenture and, in relation to the Definitive Notes, for which there is an entry in the Register, other than:

(1) those Notes which have been redeemed pursuant to this Indenture;

(2) those Notes in respect of which the date for redemption in accordance with the Conditions and/or this Indenture has occurred and the redemption moneys (including premium (if any) and all interest payable thereon) have been duly paid to the Trustee or to the Principal Paying Agent in the manner provided in clause 10 (and where

appropriate notice to that effect has been given to the relative Holders) and remain available for payment against presentation of the relevant Notes or, in the case of Definitive Notes, the requisite cheques in respect of the redemption moneys therefor (including all interest payable thereon) have been duly mailed and such redemption moneys remain available for payment of such cheques or payment of such redemption moneys has been duly made by transfer, in each case pursuant to Condition 3 and/or the process of this Indenture and in the former case no such cheques have been dishonoured on presentation,;

(3) those Notes which have become void under Condition 13;

(4) those Notes which have been purchased and cancelled in accordance with Condition 12 or pursuant to clauses 13.7 and 16;

(5) those Notes which have been defeased pursuant to clause 25;

(6) those mutilated or defaced Notes which have been surrendered and cancelled and in respect of which replacements have been issued pursuant to clause 6;

(7) (for the purpose only of ascertaining the principal amount of the Notes outstanding and without prejudice to the status for any other purpose of the relevant Notes) those Notes which are alleged to have been lost, stolen or destroyed and in respect of which replacements have been issued pursuant to clause 6; and

(8) any Global Note to the extent that it shall have been exchanged for another Global Note or for Definitive Notes pursuant to its provisions,

Provided That for the purposes of:

(a) ascertaining the right to attend and vote at any meeting of the Holders or any of them;

(b) the determination of how many and which Notes are for the time being outstanding for the purposes of clauses 17.2, 17.4, 17.5 and 21.2 and paragraphs 3, 6, 7 and 11 of Schedule 3;

(c) the exercise of any discretion, power or authority (whether contained in this Indenture or vested by operation of law or otherwise) which the Trustee is required, expressly or impliedly, to exercise in or by reference to the interests of the Holders or any of them; and

(d) the determination by the Trustee whether any event, circumstance, matter or thing is, in its opinion, materially prejudicial to the interests of the Holders or any of them,

those Notes (if any) which are for the time being held by or on behalf of the Issuer, any Subsidiary of the Issuer, any parent of the Issuer or any other Subsidiary of any such parent, in each case as beneficial owner, shall (unless and until ceasing to be so held) be deemed not to

remain outstanding. Notes so owned which have been pledged or otherwise charged in good faith may be regarded as outstanding if the chargee established to the satisfaction of the Trustee the chargee's right so to act with respect to such Notes and that the chargee is not the Issuer or any other obligor upon the Notes or any Affiliate of the Issuer or of such obligor.

"Paying Agent" means any institution (including where the context permits the Principal Paying Agent) at its specified office appointed as paying agent in relation to the Notes by the Issuer pursuant to the Agency Agreement and/or, if applicable, any Successor Paying Agents in relation to the Notes.

"Permitted Holders" means Robert Bourne, Charlie Parker, Guy Buckley, Alexander von Spoercken, and Norman Broadhurst or any group consisting exclusively of one or more of such individuals.

"Permitted Investment" means an Investment by the Issuer or any Restricted Subsidiary in:

(1) the Issuer, a Restricted Subsidiary or any other person which will, upon the making of such Investment, become a Restricted Subsidiary; *Provided That* upon completion of such Investment, the Issuer and its Restricted Subsidiaries would still be in compliance with the provisions of clause 13.10;

(2) any person if as a result of such Investment such other person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Issuer or a Restricted Subsidiary; *Provided That* upon completion of such Investment, the Issuer and its Restricted Subsidiaries would still be in compliance with the provisions of clause 13.10;

(3) cash and Cash Equivalents;

(4) receivables owing to the Issuer or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; *Provided That* such trade terms may include such concessionary trade terms as the Issuer or any such Restricted Subsidiary deems reasonable under the circumstances;

(5) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6) loans or other advances to employees made in the ordinary course of business, and consistent with past practices of the Issuer or such Restricted Subsidiary and in an aggregate amount not to exceed £200,000 at any time outstanding;

(7) shares, stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Issuer or any Restricted Subsidiary or in

satisfaction of judgements or pursuant to any plan of reorganisation or reconstruction or similar arrangement upon the insolvency or bankruptcy of a debtor;

(8) Investments made as a result of the receipt of non-cash consideration from an Asset Disposition that was made pursuant to and in compliance with the provisions of clause 13.7;

(9) Investments made by the Issuer or any of its Restricted Subsidiaries before the Issue Date; and

(10) Currency Agreements, Interest Rate Agreements and related Hedging Obligations, which transactions or obligations are Incurred in compliance with the provisions of clause 13.2.

"Permitted Liens" means, with respect to any person:

(1) pledges or deposits by such person under workmen's compensation laws, unemployment insurance laws or similar legislation, or in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such person is a party, or to secure public or statutory obligations of such person or deposits or cash or United Kingdom or United States government bonds to secure surety or appeal bonds to which such person is a party, or for contested taxes or import or custom duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2) Liens imposed by law, (including carriers', warehousemen's, mechanics' supplies, materialmen and repairmen Liens and Liens in favour of customs authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods), in each case for sums not yet due or being contested in good faith by appropriate proceedings, and if a reserve or other appropriate provision, if any, as shall be required by U.K. GAAP, shall have been made in respect thereof;

(3) Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings provided reserves required pursuant to U.K. GAAP have been taken on the books of the Issuer or its Restricted Subsidiaries;

(4) Liens in favour of issuers of surety or performance bonds or bankers' acceptances or letters of credit issued pursuant to the request of and for the account of such person in the ordinary course of its business; *Provided That* such bonds, acceptances or letters of credit do not constitute Indebtedness;

(5) encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or liens incidental to the conduct of the business of such person or to the ownership of its properties that were not Incurred in connection with Indebtedness and that do not in the aggregate materially

adversely affect the value of said properties or materially impair their use in the operation of the business of such person;

(6) Liens securing a Hedging Obligation, so long as the related Indebtedness is, and is permitted to be under this Indenture, secured by a Lien on the same property securing the Hedging Obligation;

(7) leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of the Issuer or any of its Restricted Subsidiaries;

(8) judgement Liens not giving rise to an Event of Default, so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgement have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(9) Liens for the purpose of securing the payment (or the refinancing of the payment) of all or a part of the purchase price of, or Capitalised Lease Obligations with respect to, assets acquired or constructed in the ordinary course of business; *Provided That* (x) the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be Incurred under this Indenture and does not exceed the cost of the assets so acquired or constructed; and (y) such Liens are created within 90 days of construction or acquisition of such assets and do not encumber any other assets of the Issuer or any Restricted Subsidiary other than such assets and assets affixed or appurtenant thereto;

(10) Liens arising solely by virtue of any statutory or common law provision relating to banker's Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depository institution; *Provided That* such deposit account is not a charged or pledged cash collateral account; and (y) such deposit account is not intended by the Issuer or any Restricted Subsidiary to provide collateral to the depository institution;

(11) Liens arising from filings or other methods of protection of interests regarding operating leases entered into by the Issuer and its Restricted Subsidiaries in the ordinary course of business;

(12) Liens existing on the Amendment Date;

(13) Liens on property, or shares in the capital, of a person at the time such person becomes a Subsidiary; *Provided That* (a) such Liens are not created, incurred or assumed in connection with, or in contemplation of, such other person becoming a Subsidiary; and (b), that any such Lien may not extend to any other property owned by the Issuer or any Restricted Subsidiary;

(14) Liens on property at the time the Issuer or a Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Issuer or any

Restricted Subsidiary, *Provided That* (a) such Liens are not created, incurred or assumed in connection with, or in contemplation of, such acquisition; and (b) that such Liens may not extend to any other property owned by the Issuer or any Restricted Subsidiary;

(15) Liens securing Indebtedness or other obligations of a Subsidiary owing to the Issuer or a Wholly-Owned Subsidiary;

(16) Liens securing the Notes;

(17) Liens securing Refinancing Indebtedness permitted under this Indenture incurred to refinance Indebtedness that was previously so secured; *Provided That* (a) such Liens are not materially less favourable to the Holders of the Notes and are not materially more favourable to the holders of such Liens with respect to such Liens than the Liens in respect of the Indebtedness being refinanced; and (b) any such Lien is limited to all or part of the same assets (*plus* improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the obligations to which such Liens relate;

(18) Liens securing the Senior Secured Facilities or the NatWest Facilities;

(19) Liens over the freehold of the property located at Nizels Georgian House, Nizels Lane, Hildenborough, Tunbridge, Kent, TN11 8NT;

(20) Liens arising out of consignment or similar arrangements for the sale of goods entered into by the Issuer or any Restricted Subsidiary in the ordinary course of business; and

(21) Liens incurred in the ordinary course of business of the Issuer or any Restricted Subsidiary with respect to obligations that do not exceed in aggregate £2,000,000 at one time outstanding.

"**Person**" includes any person, company, partnership, association, government, state or agency.

"**Preferred Stock**" means, in relation to the Capital Stock of any corporation, Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

"**Principal Paying Agent**" means the institution at its specified office initially appointed as principal paying agent in relation to the Notes by the Issuer pursuant to the Agency Agreement or, if applicable, any Successor principal paying agent in relation to the Notes.

"**Proceedings**" means any suit, action or proceedings arising out of or in connection with this Indenture and the Notes.

"Public Equity Offering" means an underwritten primary public offering of ordinary shares of the Issuer pursuant to:

(i) an effective registration statement under the Securities Act (other than public offerings on Forms F-4, S-4 or S-8); or

(ii) a placement involving the distribution of an offering circular to at least 100 bona fide prospective purchasers and listing of such ordinary shares on a Recognised Stock Exchange.

"Purchase Date" means any Asset Disposition Purchase Date or Change of Control Payment Date.

"Purchase Money Obligations" means Indebtedness Incurred to finance or refinance the deferred purchase price of an asset used in the ordinary course of business of the Issuer and its Restricted Subsidiaries (*Provided That* such financing or refinancing is entered into within six months of the acquisition of such asset and does not exceed the lesser of the fair market value or the purchase price of such asset).

"QIB" means a **"qualified institutional buyer"** as defined in Rule 144A.

"Qualifying Bank" means any bank which is an authorised institution (for the purposes of the Financial Services and Markets Act 2000) and whose long-term debt is rated at least AA by Standard and Poor's or Aa3 by Moody's, or is a bank of equivalent standing approved by the Trustee.

"Receiver" means any receiver, trustee, assignee, liquidator, administrator sequestrator or similar official appointed in respect of any person or its assets under any Insolvency Law.

"Recognised Stock Exchange" means the London Stock Exchange or a national securities exchange in the United States.

"Record Date" means, in respect of any Interest Payment Date, the date falling 14 days prior to such Interest Payment Date.

"redemption date" means, in respect of any Note to be redeemed, the date fixed for such redemption in accordance with the provisions of this Indenture and the Conditions.

"redemption price" when used with respect to any Note to be redeemed, means the price fixed for such redemption pursuant to this Indenture as set out in the form of such Note as set out in Schedule 1 or, as the case may be, Schedule 2.

"Redenomination Date" has the meaning given in clause 3.

"Refinancing Indebtedness" means Indebtedness that is Incurred to refund, refinance, replace, renew, repay or extend (including pursuant to any defeasance or discharge mechanism)

(collectively, **"refinance"**, **"refinances"**, and **"refinanced"** shall have a correlative meaning) any Indebtedness Incurred in compliance with this Indenture (including Indebtedness of the Issuer that refinances Indebtedness of any Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness; *Provided That*:

(1) the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced;

(2) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced;

(3) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued or incurred with an original discount, an aggregate issue price or amount) that is equal to or *less* than the sum of the aggregate principal amount (or if issued or incurred with original issue discount, the aggregate accreted value) then outstanding (*plus* accrued interest, fees and expenses, including any premium and defeasance costs) of the Indebtedness being refinanced; and

(4) if the Indebtedness being extended, refinanced, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Refinancing Indebtedness is subordinated in right of payment to the Notes on terms at least as favourable to the holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

"Registrar" means the institution at its specified office initially appointed as registrar in relation to the Notes by the Issuer pursuant to the Agency Agreement or, if applicable, any Successor registrar in relation to the Notes.

"Regulation S" means Regulation S promulgated under the Securities Act (including any successor regulation thereto) as it may be amended from time to time.

"Regulation S Legend" has the meaning given to it in clause 5.5(B).

"Related Business" means, with respect to the Issuer and its Restricted Subsidiaries, the business of:

(i) acquiring, developing, owning, leasing and/or operating golf courses, fitness centres and clubs and resorts that offer golf and/or health and fitness facilities;

(ii) providing food and beverage, catering, conference and related facilities;

(iii) selling products relating to golf and fitness through retail sales, mail order, electronic commerce and directly to consumers;

(iv) development and sale of real estate; and

(v) any business that is the same as or reasonably related to any of the businesses of the Issuer and its Restricted Subsidiaries on the date of this Indenture or reasonable extensions, developments or (other than the real estate development or sale business) expansions thereof.

"**Related Business Assets**" means assets (other than cash or Cash Equivalents) used or useful in a Related Business; *Provided That* any assets received by the Issuer or a Restricted Subsidiary in exchange for assets transferred by the Issuer or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a person, unless upon receipt of the securities of such person, such person would become a Restricted Subsidiary.

"**relevant date**" has the meaning given in clause 13.1(E).

"**Relevant Taxing Jurisdiction**" has the meaning given to it in clause 11.1.

"**Restricted Definitive Note**" means all Definitive Notes other than a Definitive Note with respect to which the Securities Act Legend or, as the case may be, the Regulation S Legend has been removed.

"**Restricted Investment**" means any Investment that is not a Permitted Investment.

"**Restricted Payment**" has the meaning given to it in clause 13.3(A).

"**Restricted Subsidiary**" means any Subsidiary of the Issuer which at the time of determination is not an Unrestricted Subsidiary.

"**Rights**" means rights, authorities, discretions, remedies, liberties, powers, easements, quasi-easements and appurtenances (in each case, of any nature whatsoever).

"**Rule 144**" means Rule 144 of the Securities Act.

"**Rule 144A**" means Rule 144A of the Securities Act.

"**S&P**" means Standard & Poor's Rating Services and its successors.

"**Sale/Leaseback Transaction**" means an arrangement relating to assets now owned or hereafter acquired whereby the Issuer or a Restricted Subsidiary transfers such property to a person and the Issuer or a Subsidiary leases it from such person other than leases between the Issuer and a Restricted Subsidiary or between Restricted Subsidiaries.

"**SEC**" or "**Commission**" means the Securities and Exchange Commission of the United States of America.

"**Secured Creditors**" means the Trustee, the Security Trustee and the Holders of the Notes.

"**Secured Liabilities**" means all moneys, liabilities and obligations which may be due, owing or payable by the Issuer and/or the Guarantors actually or contingently, as principal or as surety on any account, pursuant to any of the Finance Documents.

"**Securities**" means, in relation to each Guarantor, all stocks, shares, debenture stock, loan stock, bonds and securities issued by any company or person (other than that Guarantor) and all other investments (whether or not marketable) now or in the future owned by any Guarantor (whether at law or in equity), including all interests in investment funds and all rights and benefits arising and all money payable in respect of any of them, whether by way of conversion, redemption, bonus, option, dividend, interest or otherwise.

"**Securities Act**" means the Securities Act of 1933, as amended, or any similar federal statute of the United States of America then in effect, and a reference to a particular section thereof shall be deemed to include a reference to the comparable section, if any, of any such similar federal statute of the United States of America.

"**Securities Act Legend**" has the meaning given to it in clause 5.5(A).

"**Security**" means the security created by the Security Documents.

"**Security Documents**" means the Noteholders' Guarantee and Debenture and the Share Pledges.

"**Senior Indebtedness**" means all Indebtedness other than Subordinated Indebtedness.

"**Senior Secured Facilities**" means, with respect to the Issuer, the senior secured credit facilities agreement entered into or to be entered into with Barclays Bank PLC on or about the date hereof pursuant to which Barclays Bank PLC has made available to the Issuer a £41,000,000 term loan facility and a £1,300,000 overdraft facility, as such facilities and related agreements may be amended, restated, modified, supplemented, renewed, replaced, refunded or refinanced from time to time (whether or not with the original lender of such senior secured credit facilities).

"**Share Pledges**" means both of the Clubhaus Operations Share Pledge and the Clubhaus plc Share Pledge.

"**Significant Subsidiary**" means any Subsidiary that would be a "Significant Subsidiary" of the Issuer within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission.

"**Significant Subsidiary Group**" has the meaning given in clause 17.1(G).

"**Special Record Date**" has the meaning given in clause 9.1.

"**specified office**" means, in relation to an Agent, the office identified with its name at the end of the Conditions or any other office approved in writing by the Trustee and notified to the Holders pursuant to clause 13.1(I) and Condition 22.

"**Stated Maturity**" means, with respect to any security or other instrument issued or entered into in respect of Indebtedness, the date specified in such security or other instrument as the fixed date on which the payment of principal of such security or other instrument is due and payable, but shall not include any contingent obligations to repay, redeem, or repurchase any such principal prior to the date originally scheduled for the payment thereof.

"**Subordinated Obligation**" means any Indebtedness of the Issuer (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes pursuant to a written agreement.

"**Subsidiary**" of any person means, at any time, any corporation, association, partnership or other business entity of which more than 50% of the total voting rights in such business entity is at that time owned or controlled, directly or indirectly, by (1) such person, (2) such person and one or more Subsidiaries of such person or (3) one or more Subsidiaries of such person. Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of the Issuer. In this definition, "**voting rights**" means, in respect of any corporation, association, partnership or other business entity, rights attaching to the shares or other Capital Stock or other equity interests (including partnership interests) in such business entity which directly or indirectly entitle the holder of such interests (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of such business entity.

"**Substituted Obligor**" has the meaning given to it in clause 22.1.

"**Successor**" means, in relation to the Agents and the Registrar, such other or further person as may from time to time be appointed by the Issuer as an Agent, or, as the case may be, Registrar with the prior written approval of, and on terms approved in writing by, the Trustee and notice of whose appointment is given to Holders pursuant to clause 13.1(I) and Condition 22.

"**Successor Company**" has the meaning given in clause 15.1.

"**Taxes**" has the meaning given in clause 11.1.

"**this Indenture**" means this Indenture (as may from time to time be altered in accordance with this Indenture) and any other document executed in accordance with this Indenture (as from time to time so altered) and expressed to be supplemental to this Indenture.

"**Transfer Agent**" means the institution at its specified office initially appointed as transfer agent in relation to the Notes by the Issuer pursuant to the Agency Agreement or, if applicable, any Successor Transfer Agents in relation to the Notes.

"**Treaty**" means the Treaty establishing the European Community as amended.

"**trust corporation**" means a trust corporation (as defined in the Law of Property Act 1925) or a corporation entitled to act as a trustee pursuant to applicable foreign legislation relating to trustees.

"Trust Officer" means any officer within the corporate trust department (or any successor group) of the Trustee and/or the Security Trustee (as applicable) including any vice president, assistant vice president, senior trust officer, trust officer, assistant secretary or any other officer or assistant officer of the Trustee and/or the Security Trustee (as applicable) customarily performing functions similar to those performed by the persons who at that time shall be such officers, and also means, with respect to a particular corporate trust matter, any other officer to whom such trust matter is referred because of his knowledge of and familiarity with the particular subject.

"U.K. GAAP" means generally accepted accounting principles in the United Kingdom as in effect from time to time.

"Unrestricted Global Note" means a Global Note that does not and is not required to bear the Securities Act Legend or the Regulation S Legend, and **"Unrestricted Global Notes"** means all of them.

"Unrestricted Subsidiary" means at any time:

(1) any Subsidiary of the Issuer that at that time is (subject as provided below) designated an Unrestricted Subsidiary by the Board of Directors; and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Issuer may designate any Subsidiary of the Issuer (including any newly acquired or newly formed Subsidiary or a person becoming a Subsidiary through merger or consolidation or Investment therein) to be an Unrestricted Subsidiary only if:

(a) such Subsidiary does not own any Capital Stock of, or own or hold or is otherwise entitled to the benefit of any Lien on any property of, any other Subsidiary of the Issuer which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary;

(b) all the Indebtedness of such Subsidiary and its Subsidiaries shall, at the date of designation, and at all times thereafter, consist of Non-Recourse Debt;

(c) the Issuer certifies that such designation complies with the limitations of the clause 13.3;

(d) such Subsidiary, either alone or in the aggregate with all other Unrestricted Subsidiaries, does not operate, directly or indirectly, all or substantially all of the business of the Issuer and its Subsidiaries;

(e) such Subsidiary does not, directly or indirectly, own any Indebtedness of or Capital Stock of, and has no investments in, the Issuer or any Restricted Subsidiary; and

(f) such Subsidiary is a person with respect to which neither the Issuer nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Capital Stock of such person, or (b) to maintain or preserve such person's financial condition or to cause such person to achieve any specified levels of operating results.

Any such designation by the Board of Directors of the Issuer shall be evidenced to the Trustee by filing with the Trustee a resolution of the Board of Directors of the Issuer giving effect to such designation and an Officers' Certificate certifying that such designation complies with the requirements set out above. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of this Indenture and any Indebtedness of such Subsidiary shall be deemed to be Incurred as of such date. The Board of Directors of the Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; *Provided That* immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and the Issuer could incur at least £1.00 of additional Indebtedness under paragraph (A) of clause 13.2 on a *pro forma* basis taking into account such designation.

"**U.S. Global Note**" means the global note substantially in the form set out in Schedule 2, part 1 issued pursuant to clause 2, which is required to bear the Securities Act Legend, to be offered and sold in reliance on Rule 144A, and "**U.S. Global Notes**" means all of them.

"**Voting Stock**" means, in respect of any corporation, means all classes of Capital Stock of such corporation then outstanding and entitling the holder of such Capital Stock to vote in the election of directors of such corporation.

"**Wholly-Owned Subsidiary**" means a Subsidiary of the Issuer, all of the Capital Stock of which (other than directors' qualifying shares) is owned by the Issuer or another Wholly-Owned Subsidiary.

1.2 Construction of certain references

In this Indenture, unless the context otherwise requires:

(A) references to:

(i) "**assets**" or "**property**" of any person shall be construed so as to include the whole or any part of its present or future business, undertaking, property, assets, Rights (including any Right to receive revenues), uncalled capital and revenues.

(ii) a "**corporation**" shall be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established.

(iii) a "**director**" of a corporation shall be construed so as to include any person occupying the position of a director of such corporation (by whatever name called) or any equivalent officer charged under the laws of the jurisdiction of such corporation with equivalent powers and responsibilities to supervise and direct the affairs of such corporation.

(iv) "**disposal**" shall be construed so as to include any sale, lease, assignment, conveyance, or other transfer or disposal and "**disposition**" and "**dispose of**" shall be construed accordingly.

(v) "**dissolution**" in respect of any person, means the bankruptcy, insolvency, winding-up, dissolution, administration or liquidation of that person, and any equivalent or analogous procedure by whatsoever name known and in whatsoever jurisdiction.

(vi) "**dollars**" and "**US$**" means the lawful currency for the time being of the United States of America.

(vii) a "**parent**" of any corporation shall mean any "parent undertaking" as defined in section 258 of the Companies Act 1985 of such corporation.

(viii) a "**person**" shall be construed so as to include individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organisation, limited liability company, government or any agency or political subdivision thereof or any other entity (whether or not having a separate legal personality).

(ix) "**guarantees**" (or references to an obligation being "**guaranteed**") shall be deemed to include respectively references to indemnities or similar commitment or assurance against loss to any person in connection with any indebtedness of any other person or to an indemnity or similar commitment or assurance being given in respect thereof and the term "**guarantee**" used as a verb has a corresponding meaning.

(x) the principal, premium, interest or any other amount payable pursuant to this Indenture shall be deemed also to refer to any Additional Amounts which may be payable hereunder in respect of payments of principal, premium, interest and any other amounts payable pursuant to this Indenture or any undertakings given in addition thereto or in substitution therefor pursuant to this Indenture.

(xi) "**pounds**", "**pounds sterling**" and "**£**" means the lawful currency for the time being of the United Kingdom.

(xii) an action, remedy or method of judicial proceedings for the enforcement of creditors' rights include references to the action, remedy or method of judicial

proceedings in jurisdictions other than England as shall most nearly approximate thereto; and

(B) costs, charges, remuneration or expenses include any amount in respect of value added, turnover or similar tax charged in respect thereof.

1.3 Headings

Headings shall be ignored in construing this Indenture.

1.4 Clauses and Schedules

(A) Reference to clauses and Schedules are to clauses of, and the Schedules to, this Indenture.

(B) The Schedules are part of this Indenture and have effect accordingly. The Conditions shall be binding on the Issuer and the Holders and the Issuer will comply with and perform and observe all the provisions of the Conditions. The terms and provisions contained in the Note and the conditions shall constitute part of this Indenture and the Trustee and (if applicable) the Security Trustee shall be entitled to enforce the obligations of the Issuer under the Notes and the Conditions as if the same were set out and contained in this Indenture which shall be read and construed as one document with the Notes.

1.5 Amendments

In this Indenture, unless the context otherwise requires, all references to:

(A) any agreement, deed, instrument or other document (including this Indenture) shall be construed as a reference to that agreement, deed, instrument or other document as the same may be amended, modified, supplemented or novated from time to time; and

(B) any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted or any statutory instrument, order or regulation made thereunder or under any such statutory amendments, modification or re-enactment.

1.6 Accounting terms

Any accounting term not otherwise defined in this Indenture has the meaning assigned to it in accordance with U.K. GAAP in effect from time to time, and all ratios, computations and determinations based on U.K. GAAP contained in this Indenture or the Conditions shall be computed in conformity with U.K. GAAP.

1.7 Deed of Subordination

The provisions of this Indenture and the Notes (including the Conditions) are subject to the provisions of the Deed of Subordination and, to the extent of any conflict between such provisions, the provisions of the Deed of Subordination shall prevail.

1.8 Contracts (Rights of Third Parties) Act 1999

A person who is not a party to this Indenture shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms, but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

2. AMOUNT, FORM AND ISSUE OF THE NOTES

2.1 Issue of Global Notes

(A) **U.S. Global and International Global Notes:** On or about the date hereof:

(i) Notes offered and sold to QIBs in reliance on Rule 144A shall be issued initially in the form or substantially in the form set out in Schedule 2, part 1 bearing the Securities Act Legend in accordance with the provisions of clause 5.5(A), which shall be delivered initially to the Custodian on behalf of the Book-Entry Depositary, duly executed by the Issuer and authenticated by the Principal Paying Agent as provided in the Agency Agreement; and

(ii) Notes offered and sold in reliance on Regulation S shall be issued initially in the form or substantially in the form set out in Schedule 2, part 1, bearing the Regulation S Legend in accordance with the provisions of clause 5.5(B) which shall be delivered initially to the Custodian on behalf of the Book-Entry Depositary, duly executed by the Issuer and authenticated by the Principal Paying Agent as provided in the Agency Agreement.

(B) **Unrestricted Global Note:** The Unrestricted Global Note shall be issued initially in accordance with the provisions of clause 5.4 and shall be deposited initially with the Custodian on behalf of the Book-Entry Depositary in accordance with the Note Depositary Agreement, duly executed by the Issuer and authenticated by the Principal Paying Agent as provided in the Agency Agreement.

(C) **Cancellation of Existing Global Notes:** The Global Notes subsisting prior to the date hereof shall be cancelled upon the issue and authetication of the Global Notes referred to in paragraphs (A) and (B) above.

2.2 Principal amount of each Global Note

Each Global Note shall represent such of the outstanding Notes as shall be specified therein and each shall provide that it shall represent the aggregate principal amount of outstanding Notes

from time to time endorsed thereon by the Principal Paying Agent in accordance with the Agency Agreement and this Indenture and that the aggregate principal amount of outstanding Notes represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges, redemptions, purchases and transfers of interests therein in accordance with the terms of this Indenture and the terms of the Agency Agreement. Any endorsement of a Global Note to reflect the amount of any increase or decrease in the principal amount of outstanding Notes represented thereby shall be made by the Principal Paying Agent in accordance with clauses 5.4 and 5.6 and the other provisions of this Indenture and the provisions of the Agency Agreement.

2.3 **Form and terms of the Notes**

(A) **Form:** The Notes shall be in the form or substantially in the form set out in Schedule 2, Part 1 in the case of a Global Note, and Schedule 1, Part 1 in the case of a Definitive Note and shall have endorsed thereon or attached thereto the Conditions. The Global Notes shall be issuable only in bearer form and the Definitive Notes shall be issuable only in registered form. The Definitive Notes shall be issued serially numbered, without coupons and only in denominations of £1,000 principal amount or any integral multiple thereof and, if required by applicable stock exchange requirements, shall be security printed.

(B) **Notations:** The Notes may have notations, legends or endorsements required by law, stock exchange rule or usage. The Issuer shall approve the form of the Notes and any notation, legend or endorsement on them.

2.4 **Execution and authentication**

(A) **Execution:**

(i) The Global Notes shall be executed signed manually on behalf of the Issuer by an authorised signatory or, as the case may be authorised signatories and delivered as provided therein. The Global Notes so executed, delivered and authenticated shall (subject to authentication) be binding and valid obligations of the Issuer.

(ii) The Definitive Notes shall be signed manually or in facsimile on behalf of the Issuer by an authorised signatory or, as the case may be, authorised signatories and the Definitive Notes shall be authenticated as provided therein. The Issuer may use a facsimile signature of any person who, at the date of printing of any Definitive Notes, is an authorised signatory notwithstanding the fact that any such person shall have ceased to hold the relevant authority and Notes, so executed shall (subject, where applicable, to authentication) be binding and valid obligations of the Issuer.

(B) **Authentication:** A Note shall not be valid until an authorised officer of the Principal Paying Agent manually signs the certificate of authentication on the Note. The

signature shall be conclusive evidence that the Note has been authenticated under this Indenture. If an authorised signatory whose signature is on a Note is no longer authorised to hold office at the time the Principal Paying Agent authenticates the Note, the Note shall be valid nevertheless. Each Note shall be dated the date of its authentication.

2.5 Entitlement to treat holder as absolute owner

(A) **Definitive Note:** In the case of a Definitive Note the Issuer, the Trustee, the Security Trustee, the Paying Agents, the Registrar, the Transfer Agents and any agent of the Issuer, the Trustee, the Security Trustee, the Paying Agents, the Registrar or the Transfer Agents may treat the person in whose name such Note is registered as the absolute owner of such Definitive Note for the purpose of receiving payment of principal of (and premium, if any) and (subject to clause 7.1(B)) interest on such Note and for all other purposes whatsoever, (whether or not such Note be overdue and regardless of any notice of ownership, trust or any interest in it, any writing on it or its theft or loss), and no such person will be liable for so treating the holder.

(B) **Global Note:** In the case of a Global Note, the Issuer, the Trustee, the Security Trustee, the Paying Agents, the Registrar, the Transfer Agents and any agent of the Issuer, the Trustee, the Security Trustee, the Paying Agents, the Registrar or the Transfer Agents may treat its bearer as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest in it, any writing on it or its theft or loss) and no such person will be liable for so treating the holder.

3. REDENOMINATION IN EURO

(A) **Designation of Redenomination Date:** The Issuer may, without the consent of the Holders on giving at least 30 days' prior notice to the Holders, DTC, the Trustee and the Paying Agents, designate a date (the "**Redenomination Date**"), being a date which falls on or after the date on which the U.K. first participates in the third stage of European Economic and Monetary Union pursuant to the Treaty or otherwise participates in European Economic and Monetary Union in a manner with an effect similar to such third stage.

(B) **Effect of Redenomination:** With effect from the Redenomination Date, notwithstanding the other provisions in this Indenture:

(i) the Notes shall be deemed to be redenominated in Euro in the denomination of Euro 0.01 with a principal amount for each Note equal to the principal amount of that Note in pounds sterling, converted into Euro at the rate for conversion of pounds sterling into Euro established by the Council of the European Union pursuant to the Treaty (including compliance with rules relating to rounding in accordance with European Community regulations); *Provided That*, if the Issuer determines, with the agreement of the Trustee, that the then market practice in respect of the redenomination into Euro 0.01 of internationally

offered securities is different from the provision specified above, such provisions shall be deemed to be amended so as to comply with such market practice and the Issuer shall promptly notify the holders of the Notes, the stock exchange (if any) on which the Notes may be listed and the Paying Agents of such deemed amendments;

(ii) if Definitive Notes are required to be issued, they shall be issued at the expense of the Issuer in the denominations of Euro 0.01, Euro 1,000, Euro 10,000, Euro 100,000 and such other denominations as the Trustee shall determine and notify to holders of the Notes;

(iii) all payments in respect of the Notes (other than, unless the Redenomination Date is on or after such date as the pounds sterling ceases to be a sub-division of the Euro, payments of interest in respect of periods commencing before the Redenomination Date) will be made solely in Euro. Such payments will be made in Euro by credit or transfer to a Euro account (or any other account to which Euro may be credited or transferred) specified by the payee or by cheque;

(iv) a Note may only be presented for payment or otherwise be payable on a day on which commercial banks and foreign exchange markets are open for general business in the place of presentation and which is a day on which the Trans-European Automated Real-time Gross Settlement Express Transfer (TARGET) system is open;

(v) while the Notes are in global form, the amount of interest in respect of such Notes will be calculated by reference to the aggregate principal amount of such Notes and the amount of such payment shall be rounded down to the nearest Euro 0.01. To the extent that the Notes are in definitive form, the amount of interest in respect of the Notes will be calculated by reference to the aggregate principal amount of such Notes held by the relevant Holder and the amount of such payment shall be rounded down to the nearest Euro 0.01;

(vi) such other changes shall be made to the provisions of this Indenture and the Conditions or otherwise in connection with the Notes as the Issuer may determine, with the prior approval of the Trustee, and as may be specified in the notice in which the Redenomination Date is designated, to conform such provisions to conventions then applicable to instruments denominated in Euro or to enable the Notes to be consolidated with one or more issues of other notes, whether or not originally denominated in pounds sterling or Euro. Any such other changes will not take effect until after the Holders of the Notes have notice thereof.

4. STATUS, AMOUNT AND MATURITY

4.1 Status

The Notes will constitute subordinated, general, secured (subject to the provisions of the Deed of Subordination) obligations of the Issuer, and each of the Notes will rank *pari passu* without preference among themselves in right of payment with each other and with any other unsubordinated unsecured indebtedness of the Issuer but, in the event of an insolvency, only to the extent permitted by laws relating to creditors' rights.

4.2 Amount of the Notes

The aggregate principal amount of the Notes is limited to £15,000,000 together with the aggregate principal amount of the Additional Notes (if any).

4.3 Maturity

The Notes will (unless previously redeemed or purchased and cancelled in accordance with these conditions and the provisions of this Indenture) be redeemed at their principal amount on 1 June 2009.

5. TRANSFER AND EXCHANGE

5.1 Transfer and Exchange of Global Notes

(A) **Transfer**: Transfer of the Global Notes shall be by delivery.

(B) **Exchange:** A Global Note may not be exchanged for another Note other than as provided in this clause 5 or clause 6(A).

5.2 Issue of Definitive Notes

(A) **Exchange of Global Notes:** Each Global Note will be exchangeable in accordance with their respective terms without charge (other than the costs of postage and insurance) for Definitive Notes in registered form only.

(B) **Delivery of Definitive Notes:** The Issuer shall, on receiving a request or making an election in accordance with the terms of the Global Notes for exchange thereof for Definitive Notes, not later than 7 days before the date on which, in accordance with the terms of such Global Note, Definitive Notes are required to be available in exchange therefor, deliver or procure the delivery of the Definitive Notes in an aggregate principal amount equal to the outstanding aggregate principal amount of the relevant Global Note, as the case may be, to or to the order of the Principal Paying Agent or, as the case may be, the Registrar. The Issuer shall cause the Principal Paying Agent or, as the case may be, the Registrar to make the relevant Definitive Notes available for exchange against reduction in the principal amount of the relevant Global Note in

accordance with the terms of such Global Note. Such Definitive Notes shall be issued in such names as the Holder of the relevant Global Note shall instruct the Principal Paying Agent and the Issuer shall execute and shall procure that the Principal Paying Agent shall authenticate and deliver to the persons designated in such instructions Definitive Notes in the appropriate principal amounts. The Issuer shall procure that the Principal Paying Agent shall deliver such Definitive Notes to the persons in whose names such Notes are so registered.

(C) **Legends:** Restricted Definitive Notes issued pursuant to this clause 5.2 shall bear the legends set forth in clause 5.5(A) or, as the case may be, 5.5(B), and shall be subject to all restrictions on transfer contained in such Legends to the same extent as the Global Note so exchanged.

5.3 Transfer of Definitive Notes

When Definitive Notes are presented by a Holder at the specified office of the Registrar or a Transfer Agent with the form of transfer (in or substantially in the form set out in Schedule 1 Part 2) in respect thereof duly executed and duly stamped where applicable, the Registrar or such Transfer Agent shall register the transfer as requested only if the Definitive Notes are presented or surrendered for registration of transfer and are endorsed or accompanied by a written instrument of transfer in the form set out in Schedule 1 Part 2 or such other form satisfactory to the Registrar or such Transfer Agent duly executed by such Holder or by his attorney, duly authorised in writing and such certificates and Opinions of Counsel as shall be necessary to evidence compliance with the restrictions on transfer contained in this Indenture and in the Agency Agreement. Thereupon, the Registrar shall request the Issuer to issue and the Principal Paying Agent to authenticate new Definitive Notes required to be issued in connection with such transfer. Each new Definitive note to be so issued shall be available for delivery within three Business Days of receipt by the Registrar or Transfer Agent.

5.4 Exchange Offer

[INTENTIONALLY BLANK]

5.5 Legends

(A) Securities Act Legend

The U.S. Global Note and each Restricted Definitive Note issued in exchange therefor shall bear the legend (the "**Securities Act Legend**") in substantially the following form:

"THIS NOTE HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS NOTE NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH

TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

THE HOLDER OF THIS NOTE BY ITS ACCEPTANCE HEREOF (1) REPRESENTS THAT (A) IT IS A "QUALIFIED INSTITUTIONAL BUYER" AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT OR (B) IT IS NOT A U.S. PERSON AND IS ACQUIRING THIS NOTE IN AN "OFFSHORE TRANSACTION" PURSUANT TO RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (2) AGREES THAT IT WILL NOT PRIOR TO (X) THE DATE WHICH IS TWO YEARS (OR SUCH SHORTER PERIOD OF TIME AS PERMITTED BY RULE 144(k) UNDER THE SECURITIES ACT OR ANY SUCCESSOR PROVISION THEREUNDER) AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF (OR OF ANY PREDECESSOR OF THIS NOTE) OR THE LAST DAY ON WHICH CLUBHAUS PLC (THE "ISSUER") OR ANY AFFILIATE OF THE ISSUER WAS THE OWNER OF THIS NOTE (OR ANY PREDECESSOR OF THIS NOTE) AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAWS (THE "RESALE RESTRICTION TERMINATION DATE"), OFFER, SELL OR OTHERWISE TRANSFER THIS NOTE EXCEPT (A) TO THE ISSUER, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) FOR SO LONG AS THE NOTES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT, TO A PERSON IT REASONABLY BELIEVES TO BE A "QUALIFIED INSTITUTIONAL BUYER" AS DEFINED IN RULE 144A THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT OR (E) PURSUANT TO ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND (3) AGREES THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS NOTE IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND, SUBJECT TO THE ISSUER'S AND PRINCIPAL PAYING AGENT'S RIGHT (I) PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSES (D) AND (E) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM, AND (II) IN EACH OF THE FOREGOING CASES, TO REQUIRE THAT A CERTIFICATION IN THE FORM APPEARING IN THE AGENCY AGREEMENT IS COMPLETED AND DELIVERED BY THE TRANSFEROR TO THE BOOK ENTRY DEPOSITARY OR THE PRINCIPAL PAYING AGENT AS THE CASE MAY BE. AS USED THEREIN, THE TERMS "OFFSHORE TRANSACTION," "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANINGS GIVEN TO THEM BY REGULATION S UNDER THE SECURITIES ACT."

(B) Regulation S Legend

The International Global Note and each Restricted Definitive Note issued in exchange therefor shall bear a legend (the "**Regulation S Legend**") in substantially the following form:

"THIS NOTE EVIDENCED HEREBY HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, PRIOR TO THE EXPIRATION OF A RESTRICTED PERIOD (DEFINED AS 40 DAYS AFTER THE CLOSING DATE WITH RESPECT TO THE NOTES), AND WITHOUT PREJUDICE TO THE BEARER NATURE OF THIS NOTE, MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S OR (B) TO A PERSON WHOM THE SELLER REASONABLY BELIEVES TO BE A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT ("RULE 144A") IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, AND IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES."

5.6 Reduction and cancellation of Global Notes

(A) Upon any exchange of a Global Note for Definitive Notes or any redemption or purchase and cancellation of Notes represented by a Global Note, the principal amount of Notes represented by such Global Note shall be reduced accordingly and an endorsement shall be made on such Global Note, by the Principal Paying Agent, to reflect such reduction.

(B) At such time as all Notes represented by the Global Notes have been exchanged for Definitive Notes, all Global Notes shall be returned to or retained and cancelled by the Principal Paying Agent in accordance with the Agency Agreement.

5.7 General provisions relating to Transfers and Exchanges

(A) **Execution to facilitate transfers/exchanges:** To permit registrations of transfers and exchanges, the Issuer shall execute, and shall procure that the Principal Paying Agent shall authenticate, Global Notes and Definitive Notes upon a written authentication order signed by an Officer of the Issuer or at the Registrar's request.

(B) **Charges:** No charge shall be made to a Holder for any registration of transfer or exchange, but the Issuer may require payment of a sum sufficient to cover any stamp or transfer tax or similar governmental charge payable in connection therewith (other than any such stamp or transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to clauses 10.6 or 13.7).

(C) **Valid Obligations:** All Global Notes and Definitive Notes issued upon any registration of transfer or exchange of Global Notes or Definitive Notes shall be the valid obligations of the Issuer, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Global Notes or Definitive Notes surrendered upon such registration of transfer or exchange.

(D) **Issuer not required to register transfers**: The Issuer shall not be required:

(i) to issue, to register the transfer of, or to exchange, Notes during a period beginning at the opening of business on the day falling 15 days before the day of any selection of Notes for redemption under clause 10.2 and ending at the close of business on the day of selection;

(ii) to register the transfer of or to exchange any Note so selected for redemption in whole or in part, except, in the case of part redemption of a Note, the portion of such Note which has not been so selected; or

(iii) to register the transfer of or to exchange a Note between a Record Date and the next succeeding Interest Payment Date.

6. REPLACEMENT AND CANCELLATION OF NOTES

(A) **Replacement:** If (i) a mutilated Definitive Note is surrendered to the Registrar, (ii) a mutilated Global Note is surrendered to the Principal Paying Agent, or (iii) the Holder of a Note claims that the Note has been lost, stolen or destroyed, the Issuer shall issue and shall procure that the Principal Paying Agent shall authenticate a replacement Note in exchange for, or in lieu of the mutilated, lost, stolen or destroyed Note. An indemnity for an amount sufficient in the judgement of the Issuer and (in the case of a Definitive Note) the Registrar to protect the Issuer and (in the case of a Definitive Note) the Registrar from any loss liability, claim, action or demand which either of them may suffer if a Note is replaced may be required by the Issuer and (in the case of a Definitive Note) the Registrar. The Issuer may charge such Holder for its expenses in replacing such Note.

(B) **Cancellation:** All Notes which are (a) redeemed or (b) purchased by or on behalf of the Issuer or any of its Subsidiaries will forthwith be cancelled and accordingly may not be held, reissued or resold.

7. PAYMENT OF PRINCIPAL AND INTEREST

7.1 *Covenant to pay principal and interest*

(A) **Covenant to pay:** The Issuer covenants with the Trustee that it will, in accordance with this Indenture and subject to the Conditions and the provisions of clause 7.1(B), pay or procure to be paid unconditionally to or to the order of the Trustee in pounds sterling in London in immediately available funds:

(i) on the due date for the final maturity of the Notes provided for in the Notes and the Conditions (such date, the "**Maturity Date**"), or on such earlier date as the same or any part thereof may become due and payable thereunder or on any Purchase Date, the principal amount of the Notes payable on that date together with any applicable premium or, as the case may be, the Purchase Price in respect of all Notes to be purchased on that Purchase Date; and

(ii) in the meantime and until such date (both before and after any judgement or other order of a court of competent jurisdiction) interest (which shall accrue from day to day) on the principal amount outstanding on the Notes at the rate of (a) 6.0 per cent. per annum in respect of the period commencing on (and including) the Amendment Date to (but excluding) 31 December 2002 (save where the Issuer elects pursuant to, and in accordance with, clause 7.1(B)(iv) to pay interest by payment in kind through the issuance of Additional Notes to the Holder, in which case the rate of interest shall be 10 per cent. per annum), such payment to be made on 31 December 2002, (b) 8.0 per cent. per annum in respect of the period commencing on (and including) 31 December 2002 to (but excluding) 31 December 2003 (save where the Issuer elects pursuant to, and in accordance with, clause 7.1(B)(iv) to pay interest by payment in kind through the issuance of Additional Notes to the Holder, in which case the rate of interest shall be 10 per cent. per annum), such payment to be made on 31 December 2003 and (c) thereafter, 12.0 per cent per annum, payable semi-annually on 30 June and 31 December of each year until (and including) 31 December 2008 and, thereafter, on the Maturity Date, and the first such payment will be made on 31 December 2002, in respect of the period from and including the Amendment Date to but excluding 31 December 2002, in each case on the principal amount of this Note payable in arrear and together with such premium and other amounts (if any) as may be payable under the Conditions and this Indenture, all subject to and in accordance with the Conditions and the other provisions of this Indenture.

(B) **Payment to Holders:**

(i) Every payment of principal, premium (if any), interest or any other sum due in respect of the Notes made to or to the order of the Principal Paying Agent in the manner provided in the Agency Agreement shall operate in satisfaction *pro tanto* of the relative covenant by the Issuer in this clause 7.1 except to the extent that there is default in the subsequent payment thereof to the relevant Holders in accordance with the Conditions;

(ii) in any case where payment of principal or premium (if any) is not made to or to the order of the Trustee or to the order of the Principal Paying Agent on or before the due date (including any Purchase Date), interest shall continue to accrue on the principal amount or the aggregate purchase price of the Notes (both before and after any judgement or other order of a court of competent jurisdiction) at the rate specified in clause 7.1(A)(ii) (or, if higher, the rate of

interest on judgement debts for the time being provided by English law) up to and including the date which the Trustee determines to be the date on and after which payment is to be made to the Holders in respect thereof as stated in a notice given to the Holders in accordance with clause 13.1(I) and Condition 22 (such date to be no later than 14 days after the day on which the whole of such principal amount and premium (if any) or, as the case may be, purchase price, together with an amount equal to the interest (including any Additional Amounts) which has accrued and is to accrue pursuant to this clause 7.1(B)(ii) up to and including that date, has been received by or on behalf of the Trustee or the Principal Paying Agent);

(iii) in any case where payment of the whole or any part of the principal amount of, premium (if any) on or purchase price of any Note is improperly withheld or refused (whether upon due presentation thereof or otherwise) (other than in circumstances contemplated by clause 7.1(B)(ii)), interest shall accrue on that principal amount, premium or purchase price payment of which has been so withheld or refused (both before and after any judgement or other order of a court of competent jurisdiction) at the rate specified in clause 7.1(A)(ii) aforesaid (or, if higher, the rate of interest on judgement debts for the time being provided by English law) from and including the date of such withholding or refusal up to and including the date on which, upon further presentation of the relevant Note, payment of the full amount (including interest as aforesaid together with any Additional Amounts) in pounds sterling payable in respect of such Note is made or (if earlier) the seventh day after notice is given to the relevant Holder that the full amount (including interest as aforesaid) in pounds sterling payable in respect of such Note is available for payment except to the extent that there is a subsequent failure in its payment to the relevant Holder under this Indenture and the Conditions; and

(iv) The Issuer may elect to discharge its obligation to pay interest on the Notes in cash on the Interest Payment Dates falling on 31 December 2002 and/or 31 December 2003 by the issue of additional Notes ("**Additional Notes**") under this Indenture by giving not less than 30 days' written notice of its intention to do so to the Trustee and the Principal Paying Agent and shall, so long as Notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, notify the Luxembourg Stock Exchange of such payment by way of Additional Notes and shall cause to be published in a leading newspaper having general circulation in Luxembourg (which is expected to be the *Luxemburger Wort*) notice to that effect. In the case of interest paid on Global Notes by way of the issue of Additional Notes, the Issuer shall (a) procure that on the relevant Interest Payment Date the Book-Entry Depositary shall have the Global Notes delivered to the Principal Paying Agent for increase by annotation and (b) authorise the Principal Paying Agent to increase the principal amount of the Global Notes on a *pro rata* basis, and the Principal Paying Agent shall notify the Book-Entry Depositary to record in the Book-Entry Register the corresponding changes in the

Certificateless Depositary Interests in the Global Notes. In the event that the Issuer is informed by any of Euroclear, Clearstream, Luxembourg or DTC that such issue of Additional Notes will not be treated by such clearing system as fungible with the existing Notes, the Issuer shall procure that new Global Notes representing the Additional Notes are issued in accordance with the provisions of this Indenture and the Agency Agreement to be held by the Book-Entry Depository pursuant to the Note Depositary Agreement and shall procure that the Book-Entry Depository shall issue Certificateless Depositary Interests in such Additional Notes to the persons holding the Certificateless Depositary Interests in the Global Notes, on a *pro rata* basis. In the case of interest paid on Definitive Notes by way of the issue of Additional Notes, the Issuer shall on the relevant Interest Payment Date execute, deliver and procure to be authenticated Additional Notes in the form of Definitive Notes to the Holders of such Definitive Notes in accordance with the provisions of the Indenture and the Agency Agreement.

(C) **Payment under Notes:** Subject to clause 17, any payment to be made in respect of the Notes by the Issuer or the Trustee may be made as provided in the Conditions and any payment so made will (subject to clause 17) to that extent be a good discharge to the Issuer or the Trustee as the case may be.

7.2 Computation of Interest

Interest on the Notes will be computed on the basis of a 360-day year comprised of 12 months of 30 days each.

7.3 Entitlement to interest

(A) **Definitive Notes:** The Holder of a Definitive Note at the close of business on the Record Date with respect to any Interest Payment Date shall be entitled to receive the interest payable on such Interest Payment Date notwithstanding any transfer or exchange of such Definitive Note subsequent to the Record Date and prior to such Interest Payment Date, except if and to the extent the Issuer shall default in the payment of the interest (including any Additional Amounts due on such Interest Payment Date), in which case such default interest (including any Additional Amounts) shall be paid in accordance with clause 9.

(B) **Global Notes:** Payments of interest on the Global Notes will be made to the Holder of the Global Note through the Principal Paying Agent on each Interest Payment Date; *Provided That*, in the event of an exchange of a Global Note for Definitive Notes subsequent to the Record Date and prior to or on the related Interest Payment Date or other payment date under clause 9 any payment of interest or Additional Amounts (if any) payable on such Interest Payment Date or other payment date with respect to the Definitive Note shall be made to the Holder of the Global Note through the Principal Paying Agent on such Interest Payment Date.

8. TRUSTEE'S REQUIREMENTS REGARDING PAYING AGENTS

At any time after a Default or an Event of Default shall have occurred and shall be continuing or the Notes shall otherwise have become due and repayable or the Trustee shall have received any money which it proposes to pay under clause 17.9 to the Holders, the Trustee may:

(A) by notice in writing to the Issuer, the Principal Paying Agent, the other Paying Agents and, where applicable, the Registrar and the Transfer Agents require the Principal Paying Agent, the other Paying Agents and, where applicable, the Registrar and the Transfer Agents pursuant to the Agency Agreement:

(i) to act thereafter as Principal Paying Agent, Paying Agents and, where applicable, Registrar and Transfer Agents respectively of the Trustee in relation to payments to be made by or on behalf of the Trustee under the provisions of this Indenture *mutatis mutandis* on the terms provided in the Agency Agreement (save that the Trustee's liability under any provisions thereof for the indemnification, remuneration and payment of out-of-pocket expenses of the Paying Agents and, where applicable, the Registrar and Transfer Agents shall be limited to the amounts for the time being held by the Trustee on the trusts of this Indenture relating to the relative Notes and available for such purpose) and thereafter to hold all Notes and all sums, documents and records held by them in respect of Notes on behalf of the Trustee; or

(ii) to deliver up all Notes and all sums, documents and records held by them in respect of Notes to the Trustee or as the Trustee shall direct in such notice; *Provided That* such notice shall be deemed not to apply to any documents or records which the relative Paying Agent, the Registrar or the relative Transfer Agent is obliged not to release by any law or regulation; and

(B) by notice in writing to the Issuer, require it to make all subsequent payments in respect of the Notes to or to the order of the Trustee and not to or to the order of the Principal Paying Agent; with effect from the issue of any such notice to the Issuer and until such notice is withdrawn the provisions of clause 7.1(B)(i) relating to the Notes shall cease to have effect.

9. DEFAULTS IN PAYMENT

9.1 Default interest

If the Issuer fails to pay interest or Additional Amounts (if any) on Notes on the due date in accordance with this Indenture and the Conditions, it shall pay the overdue interest:

(A) (in the case of Notes represented by a Global Note) to the bearer thereof, and

(B) (in the case of Definitive Notes) to the persons who are Holders of Definitive Notes on a subsequent Special Record Date. At least 15 days before such Special Record Date with respect to such payment fixed by the Issuer as provided below, the Issuer shall give notice in accordance with Condition 22 to the Holders of the Special Record Date (if applicable), the payment date and the amount of default interest to be paid. In this clause 9.1, **"Special Record Date"** means, with respect to the payment in respect of any default interest, the fifteenth day next preceding the date fixed by the Issuer or, failing such election, by the Trustee for the payment of the overdue interest (plus any other amounts payable under this clause 9.1, whether or not such day is a Business Day in London.

9.2 Evidence of default

Proof that the Issuer has made default in paying any amount due in respect of any specified Note shall (unless the contrary be proved) be sufficient evidence that the same default has been made as regards all other Notes in respect of which the relevant amount is due and payable.

10. OPTIONAL REDEMPTION

10.1 Notices to Trustee

(A) If the Issuer elects to redeem Notes pursuant to Condition 6 or Condition 7 at the applicable redemption price set forth therein, it shall notify the Trustee and the Principal Paying Agent in writing of the redemption date and the principal amount of Notes to be redeemed (together with a resolution of the Board of Directors of the Issuer duly authorising such redemption).

(B) The Issuer shall give the notice (and evidence) provided for in clause 10.1(A) at least 10 days before the date on which the notice of redemption is to be given to the Holders, together with an Officer's Certificate stating that such redemption will comply with the conditions contained in this Indenture.

10.2 Selection of Notes to be Redeemed

In the event that less than all of the Notes are to be redeemed at any time, selection of such Notes for redemption will be made by the Trustee on a *pro rata* basis, by lot or by such method as the Trustee shall deem fair and appropriate; *Provided That*:

(A) no Notes of a principal amount of £1,000 or less shall be redeemed in part and portions only of Notes of a larger principal amount shall be redeemed only in integral multiples of £1,000 in principal amount;

(B) if a partial redemption is made with the proceeds of a Public Equity Offering, selection of portions of all the Notes tendered for redemption shall be made by the Trustee only on a *pro rata* basis or on as nearly a *pro rata* basis as is practicable with such adjustments as may be deemed appropriate so that any Notes in denominations of

£1,000 or integral multiples thereof shall be purchased (subject, in the case of Notes represented by a Global Note, to the standard procedures of DTC, Euroclear and/or Clearstream, Luxembourg, as the case may be), unless such method is otherwise prohibited; and

(C) notwithstanding anything else herein, the partial redemption of the Original Notes contemplated by the Court Order shall be made on a *pro rata* basis in accordance with the terms of the Court Order.

10.3 Notice of Redemption

(A) **Service of Notice:** at least 30 days but not more than 60 days before a redemption date, notice of redemption shall:

(i) be valid if published in (so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such Stock Exchange so require) a newspaper having a general circulation in Luxembourg (which is expected to be the *Luxemburger Wort*); and

(ii) in the case of a redemption of Definitive Notes, the Issuer shall mail by first-class mail to each Holder (or the first named of joint Holders) of Notes to be redeemed at its address appearing in the register of Holders together with a notice published as aforesaid stating which Notes are to be redeemed; and

(iii) for so long as all the Notes are represented by one or both of the Global Notes, copies of any such notices to Holders shall (in addition to publication as described above) also be delivered to DTC .

(B) **Contents of Notice:** The notice shall identify the Notes to be redeemed and shall state:

(i) the redemption date;

(ii) the redemption price;

(iii) the name and address of the Paying Agent(s) to which the Notes are to be presented and, where applicable, surrendered for redemption;

(iv) that Notes called for redemption must be presented and, where applicable, surrendered to a Paying Agent to collect the redemption price and accrued interest, if any;

(v) that, unless the Issuer defaults in making payment, interest on Notes or portions thereof called for redemption ceases to accrue on and after the redemption date and the only remaining right of the Holders in respect thereof is to receive payment of the redemption price upon presentation and, where applicable, surrender to a Paying Agent;

(vi) if any Global Note is being redeemed in part, the portion of the principal amount of such Note to be redeemed and that, on or after the redemption date, upon presentation of such Global Note, a notation will be made on Part 1 of the Schedule thereto adjusting the principal amount thereof to be equal to the unredeemed portion; and

(vii) if any Definitive Note is being redeemed in part, the portion of the principal amount of such Definitive Note to be redeemed and that, on and after the redemption date, upon presentation and surrender of such Definitive Note, a new Definitive Note or Definitive Notes in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof and that any such new Note will be delivered to the office of a Paying Agent or (at the risk and, if mailed at the request of the Holder otherwise than by ordinary uninsured mail, at the expense of the Holder) sent by mail to the Holder.

10.4 Effect of Notice of Redemption

Once a notice of redemption is given as described in clause 10.3 above, Notes or portions thereof called for redemption become due and repayable on the redemption date and at the redemption price and, at redemption, such Notes shall, subject to clause 10.5 cease to bear interest. Upon presentation and, where applicable, surrender to a Paying Agent in accordance with the Conditions, such Notes or, as the case may be, the relevant portion thereof shall be paid at the redemption price, *plus* accrued interest thereon to the redemption date but, in the case of Definitive Notes, payments of interest whose maturity is on or prior to such redemption date shall be payable to the Holders at the close of business on the relevant Record Dates.

10.5 Interest

On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption unless, upon due presentation, payment of the principal, premium or interest, if any, is improperly withheld or refused or unless default is otherwise made in respect of payment, in any of which events interest shall continue to accrue as provided in clause 7.1.

10.6 Notes Redeemed in Part

Upon presentation and surrender of a Definitive Note that is redeemed in part, the Issuer shall procure that the Principal Paying Agent shall authenticate for the Holder a new Definitive Note equal in principal amount to the unredeemed portion of the Definitive Note surrendered. Upon presentation of a Global Note that is redeemed in part, the Issuer shall procure that the Principal Paying Agent shall make a notation on Part 1 of the Schedule thereto to reduce the principal amount of such Global Note to an amount equal to the unredeemed portion of the Global Note surrendered; *Provided That* each such Global Note shall be in a principal amount of £1,000 or an integral multiple thereof.

10.7 Deposit of Redemption Price

Prior to any Redemption Date, the Issuer shall deposit with the Trustee or with a Paying Agent an amount of money sufficient to pay the Redemption Price of, and (except if the Redemption Date shall be an Interest Payment Date) accrued interest on, all the Notes which are to be redeemed on that date.

10.8 Partial Redemption Following Court Order

For the avoidance of doubt, none of the provisions in this clause 10 (save for clause 10.2(C)) shall apply in respect of the partial redemption of the Original Notes pursuant to the terms of the Court Order.

11. PAYMENT OF ADDITIONAL AMOUNTS

11.1 Withholding or deductions

All payments made by the Issuer on the Notes (whether or not in the form of Definitive Notes) will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature ("**Taxes**") imposed or levied by or on behalf of (x) the United Kingdom or any political subdivision or governmental authority thereof or therein having power to tax, (y) any jurisdiction from or through which payment on the Notes is made by the Issuer or a Successor Company, or its paying agent in its capacity as such or any political subdivision or governmental authority thereof or therein having the power to tax, or (z) any other jurisdiction in which the Issuer or a Successor Company is organised or otherwise considered to be a resident for tax purposes, or any political subdivision or governmental authority thereof or therein having the power to tax (each of (x), (y) and (z) above, a "**Relevant Taxing Jurisdiction**"), unless the withholding or deduction of such Taxes is then required by law.

11.2 Additional Amounts

If any deduction or withholding for, or on account of, any Taxes of any Relevant Taxing Jurisdiction, shall at any time be required from any payments made by or on behalf of the Issuer with respect to the Notes, including payments of principal, redemption price, interest or premium, the Issuer will pay (together with such payments) such additional amounts (the "**Additional Amounts**") as may be necessary in order that the net amounts received in respect of such payments by the holders of the Notes or the Trustee, as the case may be, after such withholding or deduction (including any such deduction or withholding from such Additional Amounts), equal the respective amounts which would have been received in respect of such payments in the absence of such withholding or deduction; except that no such Additional Amounts will be payable with respect to:

(A) any payments on a Note held by or on behalf of a holder or beneficial owner who is liable for such Taxes in respect of such Note by reason of the holder or beneficial owner having some connection with the Relevant Taxing Jurisdiction (including being a

citizen or resident or national of, or carrying on a business or maintaining a permanent establishment in, or being physically present in, the Relevant Taxing Jurisdiction) other than by the mere holding of such Note or enforcement of rights thereunder or the receipt of payments in respect thereof;

(B) any Taxes that are imposed or withheld as a result of a change in law (including regulations, administrative practice or official interpretations thereof) after the Issue Date where such withholding or imposition is by reason of the failure of the holder or beneficial owner of the Note to comply with any reasonable and timely request by the Issuer to provide information concerning the nationality, residence or identity of such holder or beneficial owner or to make any declaration or similar claim or present any certificate or satisfy any information or reporting requirement relating to such matters, which is required or imposed by a statute, treaty, regulation, protocol, or administrative practice of the Relevant Taxing Jurisdiction as a precondition to exemption from all or part of such Taxes;

(C) except in the case of the winding up of the Issuer, any Note presented for payment (where presentation is required) in the Relevant Taxing Jurisdiction (unless by reason of the Issuer's actions presentment could not have been made elsewhere and except to the extent that the holder would have been entitled to Additional Amounts had the Notes been presented elsewhere);

(D) any Note presented for payment (where presentation is required) more than 30 days after the relevant payment is first made available for payment to the holder (except to the extent that the holder would have been entitled to Additional Amounts had the Note been presented on the last day of such 30 day period); or

(E) any payment in respect of Definitive Notes which have been issued at the request of the holder or any previous holder of such Notes other than following an Event of Default (unless all Notes have been exchanged for Definitive Notes).

Such Additional Amounts will also not be payable where, had the beneficial owner of the Note been the holder of the Note, it would not have been entitled to payment of Additional Amounts by reason of paragraphs (A) to (E) (inclusive) above.

11.3 Compliance with applicable law

The Issuer will (a) make any such withholding or deduction required by applicable law and (b) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

11.4 Evidence of withholding

Upon request, the Issuer will provide the Trustee with documentation satisfactory to the Trustee evidencing the payment of Additional Amounts. Copies of such documentation will be available for inspection by the Holders at the office of the Trustee upon request.

11.5 Notification to Trustee

At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable, if the Issuer will be obliged to pay Additional Amounts with respect to such payment, the Issuer will deliver to the Trustee, the Principal Paying Agent and the Registrar an Officers' Certificate stating the fact that such Additional Amounts will be payable and shall specify the amounts to be payable and will set forth such other information necessary to enable the Trustee, the Principal Paying Agent and/or, as the case may be, the Registrar to pay such Additional Amounts to Holders on the payment date. The Issuer shall indemnify the Trustee, any Paying Agent and the Registrar for, and hold them harmless against, any loss, liability, cost, expense, claim, action or demand suffered or incurred arising out of or in connection with actions taken or omitted by any of them in reliance on any Officers' Certificate furnished pursuant to this clause.

11.6 Voluntary actions

The Issuer will not take any voluntary action that would result in an obligation to pay Additional Amounts.

11.7 Survival of obligations

The obligations of the Issuer under this clause 11 shall survive any termination, defeasance or discharge of this Indenture.

12. STAMP DUTIES AND TAXES

12.1 Taxes and duties

The Issuer will pay any present or future stamp, court or documentary taxes, or any other excise or property taxes, charges or similar levies which arise in any jurisdiction from the execution, delivery or registration of the Notes or any other document or instrument referred to therein, or the receipt of any payments with respect to the Notes, excluding any such taxes, charges or similar levies imposed by any jurisdiction outside the United Kingdom, the United States of America or any jurisdiction in which a Paying Agent is located, other than those resulting from, or required to be paid in connection with, the enforcement of the Notes or any other such document or instrument following the occurrence of any Event of Default with respect to the Notes.

12.2 Indemnity

The Issuer will also indemnify the Trustee, the Security Trustee and the Holders from and against all stamp, issue, registration, documentary or other taxes paid by any of them in any jurisdiction in relation to which the liability to pay arises directly as a result of any action properly taken by or on behalf of the Trustee, the Security Trustee or, as the case may be (where entitled to do so under clause 17.6), the Holders to enforce the Issuer's obligations under this Indenture or the Notes.

13. COVENANTS

13.1 General Covenants

So long as any Note is outstanding, the Issuer will:

(A) **Opinions and Certificates:** give or procure to be given to the Trustee and/or the Security Trustee (as applicable) such opinions, certificates, reports, information and evidence as it shall properly require and in such form as it shall properly require (including without limitation the procurement by the Issuer of all such Officers' Certificates called for by the Trustee and/or the Security Trustee (as applicable) pursuant to clause 20.2(B) or 29.4 or the use of its best endeavours to procure the issue of all such certificates called for by the Trustee and/or the Security Trustee (as applicable) for the purpose of the discharge or exercise of the duties, trusts, powers, authorities and discretions vested in it under this Indenture or by operation of law;

(B) **Preparation of Accounts:** use all reasonable endeavours to cause to be prepared and certified by the Auditors in respect of each financial accounting period accounts in such form as will comply with all relevant legal and accounting requirements and all requirements for the time being of the Luxembourg Stock Exchange;

(C) **Books of Account:** keep, and use all reasonable endeavours to procure that each of its Subsidiaries keeps, proper books of account and, at any time after an Event of Default or Default has occurred or if the Trustee reasonably believes that such an event has occurred, so far as permitted by applicable law, allow, and procure that each such Subsidiary will allow, the Trustee or anyone appointed by it and the Security Trustee and anyone appointed by it to whom the Issuer and/or the relevant Subsidiary has no reasonable objection, access to its books of account during normal business hours upon the giving of reasonable notice;

(D) **Financial Statements:** send to the Trustee:

(i) as soon as practicable after their issue and in any event within 180 days of the end of each financial year two copies of the audited annual financial statements of the Issuer; and

(ii) as soon as practicable after their issue (in addition to any copies to which it may be entitled as a holder of any securities of the Issuer) two copies in English of every balance sheet, profit and loss account, report, circular and notice of general meeting and every other document issued or sent to its shareholders as a class, in their capacity as such or any class thereof in their capacity as a class of shareholders together with any of the foregoing, and every document issued or sent to holders of securities (other than its shareholders but including the Holders) as a class, in their capacity as such or any class thereof in their capacity as a class of holders of securities (other than

as aforesaid but including the Holders) as soon as practicable after the issue or if later publication thereto;

(E) **Officers' Certificate:** send to the Trustee (i) within seven days after demand by the Trustee therefor and (ii) (without the necessity for any such demand) promptly after the publication of its audited accounts in respect of each financial period commencing with the financial period ended 31st December, 2002 and in any event not later than 180 days after the end of each such financial period an Officers' Certificate to the effect that, as at a date not more than seven days before delivering such certificate (the "**relevant date**"), there did not exist and had not existed since the relevant date of the previous certificate (or in the case of the first such certificate the date of this Indenture) any Default or any Event of Default (or if such exists or existed specifying the same, the status thereof and the action the Issuer has taken is taking or proposes to take with respect thereto);

(F) **Notice of late payment:** use all reasonable endeavours to procure that the Principal Paying Agent notifies the Trustee forthwith in the event that it does not, on or before the due date for any payment in respect of the Notes or any of them, receive unconditionally pursuant to the Agency Agreement payment of the full amount in sterling of the moneys payable on such due date on all such Notes and in the event of the unconditional payment to the Principal Paying Agent or the Trustee of any sum due in respect of the Notes or any of them being made after the due date for payment thereof forthwith give or procure to be given notice to the relevant Holders that such payment has been made;

(G) **Listing:** use all reasonable endeavours to maintain the listing of the Notes on the Luxembourg Stock Exchange or, if it is unable to do so having used all reasonable endeavours, use all reasonable endeavours to obtain and maintain a quotation or listing of the Notes on such other stock exchange or exchanges or securities market or markets as the Issuer may (with the prior written approval of the Trustee) decide and shall also upon obtaining a quotation or listing of the Notes on such other stock exchange or exchanges or securities market or markets enter into a supplemental indenture to effect such consequential amendments to this Indenture as the Trustee may require or as shall be requisite to comply with the requirements of any such stock exchange(s) or securities market(s);

(H) **Change in Agents:** give, in accordance with Condition 22, to the Holders at least 14 days' prior notice of any future appointment or removal and prompt notice of any resignation of any Paying Agent, Registrar or Transfer Agent or of any change by any Paying Agent, Registrar or Transfer Agent of its specified office and not make any such appointment, removal or change without obtaining (except as provided by the Agency Agreement or the Conditions) the written approval of the Trustee thereto before making any such appointment, removal or change; *Provided That* (i) if such appointment is terminated in circumstances where such prior notice is not, in the Trustee's opinion, reasonably practicable notice may be given to the Holders as soon as practicable thereafter and (ii) so long as:

(a) any of the Notes remains outstanding, in the case of the termination of the appointment of the Registrar or a Transfer Agent; or

(b) any of the Notes which remain subject to the provisions of Condition 13 and have not become void pursuant to that Condition, in the case of the termination of the appointment of the Principal Paying Agent,

no such termination shall take effect until a new Registrar, Transfer Agent or Principal Paying Agent (as the case may be) has been appointed on terms previously approved in writing by the Trustee;

(I) **Notices to Holders:** obtain the prior written approval of the Trustee (such approval not to be unreasonably withheld or delayed) to, and promptly give to the Trustee two copies of, the form of every notice given to the Holders (such approval, unless so expressed, not to constitute approval for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000 of any such notice which is an investment advertisement (as therein defined));

(J) **Notice of Defaults**: notify the Trustee immediately on becoming aware of the occurrence of any Default or Event of Default, and promptly deliver an Officers' Certificate to the Trustee specifying the Default or Event of Default and the status thereof;

(K) **Certificates of "outstandings":** in order to enable the Trustee to ascertain the principal amount of Notes for the time being outstanding for any of the purposes referred to in the proviso to the definition of "outstanding", deliver to the Trustee, forthwith upon being so requested in writing by the Trustee, an Officers' Certificate setting out the total number and aggregate principal amount of Notes which:

(i) up to and including the date of such certificate have been purchased by the Issuer or any Subsidiary of the Issuer and cancelled; and

(ii) are at the date of such certificate held by, for the benefit of, or on behalf of, the Issuer or any Subsidiary of the Issuer;

(L) ***Significant Subsidiaries:*** *send to the Trustee:*

(i) as soon as reasonably practicable after (a) the acquisition or disposal of any undertaking or entity which thereby becomes, or ceases to be, a Significant Subsidiary, or (b) any disposition is made to any Subsidiary of the Issuer which thereby becomes a Significant Subsidiary, a certificate by the Auditors to such effect or, in the case of any Subsidiary becoming a Significant Subsidiary as a result of a disposition between members of the Group, an Officer's Certificate to that effect setting out in reasonable detail the financial information and calculations on which such certificate is based; and

(ii) at the same time as sending to the Trustee the certificates referred to in clause 13.1(E) above, a certificate by the Auditors listing those Subsidiaries of the Issuer which as at the relevant date (as defined in clause 13.1(E) above) of the relevant certificate given under clause 13.1(E) above or, as the case may be, as at the last day of the most recently ended financial period of the Issuer, were Significant Subsidiaries;

(M) **Further Acts:** at all times execute and do all such further documents, acts and things as may be necessary at any time or times in the opinion of the Trustee and/or the Security Trustee (as applicable) to give effect to this Indenture;

(N) **Information:** so far as permitted by applicable law, give the Trustee and/or the Security Trustee (as applicable) such information as it reasonably requires to perform its functions.

13.2 Limitation on Indebtedness.

(A) The Issuer will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness; *Provided That* the Issuer or a Restricted Subsidiary may Incur Indebtedness, if on the date thereof:

(i) the Consolidated Coverage Ratio for the Issuer for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such Indebtedness is Incurred:

(a) is at least 2.00 to 1.00, if such Indebtedness is Incurred on or prior to the second anniversary of the Issue Date; and

(b) 2.25 to 1.00, if such Indebtedness is Incurred thereafter; and

(ii) no Default or Event of Default will have occurred or be continuing or would occur as a consequence thereof.

(B) Clause 13.2(A) will not (subject to Clause 13.2(C)) prohibit the incurrence of the following Indebtedness:

(i) Indebtedness Incurred pursuant to the Senior Secured Facilities in an aggregate amount not exceeding £42,300,000;

(ii) Indebtedness of the Issuer owing to any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owing to the Issuer or a Restricted Subsidiary; *Provided That* (a) if the Issuer is the obligor on such Indebtedness, such Indebtedness is expressly and effectively subordinated to the prior payment in full in cash of all obligations with respect to the Notes and (b)(x) any subsequent issuance or transfer of Capital Stock or any other event that results in any such Indebtedness being beneficially held by a person other than the

Issuer or a Restricted Subsidiary of the Issuer and (y) any sale or other transfer of any such Indebtedness to a person that is not either the Issuer or a Restricted Subsidiary of the Issuer shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Issuer or such Subsidiary, as the case may be;

(iii) Indebtedness represented by (a) the Notes (including, for the avoidance of doubt, the Additional Notes, if any), (b) any Indebtedness (other than the Indebtedness described in clauses 13.2(B)(i) and (ii)) outstanding on the date hereof and (c) any Refinancing Indebtedness Incurred in respect of any Indebtedness described in this paragraph (iii) or paragraph (iv) below or Incurred pursuant to clause 13.2(A);

(iv) Indebtedness of a Restricted Subsidiary Incurred and outstanding on the date on which such Restricted Subsidiary was acquired by the Issuer (other than Indebtedness Incurred (a) to provide all or any portion of the funds utilised to consummate the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by the Issuer or (b) otherwise in connection with, or in contemplation of, such acquisition); *Provided That* at the time such Restricted Subsidiary is acquired by the Issuer, the Issuer would have been able to Incur £1.00 of additional Indebtedness pursuant to clause 13.2(A) after giving effect to the Incurrence of such Indebtedness pursuant to this paragraph (iv);

(v) Indebtedness under Currency Agreements and Interest Rate Agreements; *Provided That* such Currency Agreements and Interest Rate Agreements (i) are entered into for *bona fide* hedging purposes of the Issuer or its Restricted Subsidiaries (as determined in good faith by the Board of Directors or senior management of the Issuer) and (ii) do not otherwise increase Indebtedness of the Issuer or any Restricted Subsidiary outstanding at any time other than as a result of fluctuations in currency exchange rates or interest rates;

(vi) Indebtedness represented by Capitalised Lease Obligations, Mortgage Financings or Purchase Money Obligations with respect to assets other than Capital Stock or other Investments, in each case to the extent incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvements of property used in the business of the Issuer or any Restricted Subsidiary, in an aggregate principal amount at any time outstanding not to exceed (i) £1,500,000 prior to 1 April 2000, (ii) £2,250,000 prior to 1 April 2001 and (iii) £3,000,000 thereafter;

(vii) Indebtedness incurred in respect of workers' compensation claims and self-insurance obligations provided by the Issuer or a Restricted Subsidiary in the ordinary course of business;

(viii) Indebtedness incurred in respect of performance, surety, appeal and similar bonds, bankers' acceptances, letters of credit or bills of exchanges provided by the Issuer or a Restricted Subsidiary in the ordinary course of business and that do not guarantee or otherwise secure other Indebtedness;

(ix) Indebtedness arising from agreements of the Issuer or a Restricted Subsidiary providing for indemnification, adjustment of purchase price, earn out or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or Capital Stock of a Restricted Subsidiary; *Provided That* the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Issuer and its Restricted Subsidiaries in connection with such disposition;

(x) Indebtedness arising from the honouring by a bank or other financial institution of a cheque, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; *Provided That* such Indebtedness is extinguished within five Business Days of Incurrence;

(xi) Indebtedness of the Issuer in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred in accordance with the provisions of this paragraph (xi) and then outstanding, will not exceed £6,000,000;

(xii) Indebtedness Incurred pursuant to the NatWest Facilities in an aggregate amount up to £4,550,000; and

(xiii) Indebtedness Incurred pursuant to any credit facility used to finance the acquisition of the freehold in the property located in Nizels Georgian House, Nizels Lane, Hildenborough, Tunbridge, Kent TH11 8NT in an aggregate amount not exceeding £4,000,000 as such facility and related agreements may be amended, restated, modified, supplemented, renewed, replaced, refunded or refinanced from time to time (whether or not with the original lender of such credit facility).

(C) Indebtedness incurred by the Issuer will not be treated as falling within the provisions of clause 13.2(B) if the proceeds thereof are used, directly or indirectly, to refinance any Subordinated Obligations of the Issuer, unless such Indebtedness will be subordinated to the Notes to at least the same extent as such Subordinated Obligations. The Issuer will not, and will not permit any of its Restricted Subsidiaries to, incur any Indebtedness if the proceeds thereof are used to refinance Indebtedness of the Issuer. The Issuer will not permit any Restricted Subsidiary to issue any Preferred Stock to any person other than the Issuer or a Wholly-Owned Subsidiary of the Issuer.

(D) For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness incurred pursuant to and in compliance with this clause 13.2:

(i) to the extent that Indebtedness meets the criteria of more than one of the types of Indebtedness described in clause 13.2(B) above, the Issuer, in its sole discretion, will classify such item of Indebtedness on the date of Incurrence and only be required to include the amount and type of such Indebtedness in one of such clauses; and

(ii) if Indebtedness is issued or incurred for an amount *less* than the principal amount thereof, the amount of such Indebtedness for purposes of the above limitations shall equal the amount of the liability as determined in accordance with U.K. GAAP and accrual of interest, accrual of dividends, the accretion of accreted value and the payment of interest in the form of additional Indebtedness and the payment of dividends in the form of additional shares of Preferred Stock will not be deemed to be an incurrence of Indebtedness for purposes of this clause 13.2.

13.3 Limitation on Restricted Payments

(A) The Issuer will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to:

(i) declare or pay any dividend or make any distribution on or in respect of its Capital Stock, either in cash or other property (including any payment in connection with any merger or consolidation involving the Issuer or any of its Restricted Subsidiaries) except (subject to paragraph (D) below):

(a) dividends or distributions payable or made by issuing its Capital Stock (other than Disqualified Stock), options, warrants or other rights to purchase or acquire such Capital Stock; *Provided That* such dividends or distributions are not convertible into and are not Indebtedness; and

(b) dividends or distributions payable or made to the Issuer or a Restricted Subsidiary of the Issuer (and, if such Restricted Subsidiary is not a Wholly-Owned Subsidiary, to its other holders of Capital Stock on a *pro rata* basis);

(ii) purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Issuer or any direct or indirect parent of the Issuer held by persons other than the Issuer or a Restricted Subsidiary of the Issuer (other than in exchange for its Capital Stock (other than Disqualified Stock));

(iii) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund

payment, any Subordinated Obligations (other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal instalment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition); or

(iv) make any Investment (other than a Permitted Investment) in any person,

(any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Investment referred to in paragraphs (i) to (iv) (inclusive) above being referred to in this Indenture as a "**Restricted Payment**"), if at the time the Issuer or such Restricted Subsidiary makes such Restricted Payment:

(a) a Default shall have occurred and be continuing (or would result therefrom); or

(b) the Issuer is not able to incur an additional £1.00 of Indebtedness pursuant to clause 13.2(A) after giving *pro forma* effect to such Restricted Payment; or

(c) (subject to the terms of the Court Order) the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made subsequent to the Issue Date would exceed the sum of:

(1) 50% of Consolidated Net Income during the period (treated as one accounting period) from the Issue Date to the end of the most recent fiscal quarter of the Issuer ending prior to the date of such Restricted Payment as to which internal financial statements are available (or, in case such Consolidated Net Income is a deficit, *minus* 100% of such deficit);

(2) the aggregate Net Cash Proceeds received by the Issuer from the issue or sale of its Capital Stock (other than Disqualified Stock) or other capital contributions subsequent to the Issue Date (other than Net Cash Proceeds received from an issuance or sale of such Capital Stock to a Subsidiary of the Issuer or an Employee Share Scheme to the extent such sale to an Employee Share Scheme is financed by loans from or guaranteed by the Issuer or any Restricted Subsidiary, unless such loans have been repaid with cash on or prior to the date of determination);

(3) the amount by which Indebtedness of the Issuer is reduced on the Issuer's balance sheet upon the conversion or exchange (other than by a Subsidiary of the Issuer) subsequent to the Issue Date of any Indebtedness of the Issuer convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Issuer (*less* the amount of any cash, or other property, distributed by the Issuer upon such conversion or exchange); and

(4) the amount equal to the net reduction in Restricted Investments made by the Issuer or any of its Restricted Subsidiaries in any person resulting from:

(a) repurchases or redemptions of such Restricted Investments by such person, proceeds realised upon the sale of such Restricted Investment to third party purchasers, repayments of loans or advances or other transfers of assets (including by way of dividend or distribution) by such person to the Issuer or any Restricted Subsidiary of the Issuer; or

(b) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investment") up to, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by the Issuer or any Restricted Subsidiary in such Unrestricted Subsidiary,

which amount in each case under this sub-clause (A)(c)(4) was included in the calculation of the amount of Restricted Payments; *Provided That* no amount will be included under this sub-clause (A)(c)(4) to the extent it is already included in Consolidated Net Income.

(B) The provisions of clause 13.3(A) will not prohibit (subject to paragraph (D) below):

(i) any purchase or redemption of Capital Stock or Subordinated Obligations of the Issuer made by exchange for, or out of the proceeds of, the substantially concurrent issue of, Capital Stock of the Issuer (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary or an Employee Share Scheme to the extent such sale to an Employee Share Scheme is financed by loans from or guaranteed by the Issuer or any Restricted Subsidiary, unless such loans have been repaid with cash on or prior to the date of determination); *Provided That* (x) such purchase or redemption will be excluded in subsequent calculations of the amount of Restricted Payments and (y) the Net Cash Proceeds from such sale will be excluded from sub-clause (A)(c)(2) above;

(ii) any purchase, redemption or defeasance of Subordinated Obligations of the Issuer made by exchange for, or out of the proceeds of, the substantially concurrent sale of, Subordinated Obligations (including the 8,000,000 "B" redeemable preference shares of £1 each due on 31st December, 2003) of the Issuer that qualifies as Refinancing Indebtedness permitted to be incurred pursuant to paragraph (B)(iii) of clause 13.2; *Provided That* such purchase or redemption will be excluded in subsequent calculations of the amount of Restricted Payments;

(iii) so long as no Default or Event of Default has occurred and is continuing, any purchase or redemption of Subordinated Obligations from Net Available Cash to the extent permitted under clause 13.7; *Provided That* such purchase or redemption will be excluded in subsequent calculations of the amount of Restricted Payments;

(iv) dividends paid within 60 days after the date of declaration if at such date of declaration such dividend would have complied with this provision; *Provided That* such dividends will be included in subsequent calculations of the amount of Restricted Payments;

(v) so long as no Default or Event of Default has occurred and is continuing:

(a) the purchase, redemption or other acquisition, cancellation or retirement for value of Capital Stock, or equity appreciation rights or options, warrants or other rights to purchase or acquire Capital Stock of the Issuer or any Restricted Subsidiary of the Issuer or any parent of the Issuer held by any existing or former employees, directors or other management of the Issuer or any Subsidiary of the Issuer or their assigns, estates or heirs, in each case in connection with the repurchase provisions under employee share option or share purchase agreements or other agreements to compensate management employees; *Provided That* such redemptions or repurchases pursuant to this clause will not exceed £200,000 in the aggregate during any calendar year (with unused amounts in any calendar year being carried over to succeeding calendar years) and £500,000 in the aggregate for all such redemptions and repurchases; *Provided That* the amount of any such repurchase or redemption will be included in subsequent calculations of the amount of Restricted Payments; and

(b) loans or advances to employees, directors or other management of the Issuer or any Subsidiary of the Issuer the proceeds of which are used to purchase Capital Stock of the Issuer, in an aggregate amount not in excess of £200,000 at any one time outstanding; *Provided That* the amount of such loans and advances will be included in the calculation of the amount of Restricted Payments; and

(vi) repurchases of Capital Stock deemed to occur upon the exercise of share options if such Capital Stock represents a portion of the exercise price thereof; *Provided That* such repurchases will be excluded from subsequent calculations of the amount of Restricted Payments.

(C) The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of such Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by the Issuer or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. Not later than the date of making any Restricted

Payment, the Issuer shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this clause 13.3 were computed.

(D) Notwithstanding anything else in this clause 13.3 or in this Indenture, the Issuer will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to, declare or pay any dividend or make any distribution on or in respect of its Capital Stock in cash (including any payment in cash in connection with any merger or consolidation involving the Issuer or any of its Restricted Subsidiaries) during the period from the date that the Issuer elects to pay interest in kind pursuant to clause 7.1(B)(iv) until such time as the Issuer commences scheduled payments of interest hereunder in cash.

13.4 Limitation on Liens

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, create, incur or suffer to exist directly or indirectly, any Lien (other than Permitted Liens) upon any of its assets (including Capital Stock), whether owned on the date of this Indenture or thereafter acquired, securing any Indebtedness, unless contemporaneously therewith effective provision is made (to the satisfaction of the Trustee) to secure the Indebtedness due under this Indenture and the Notes equally and rateably with (or prior to in the case of Liens with respect to Subordinated Obligations of the Issuer) the Indebtedness secured by such Lien for so long as such Indebtedness is so secured.

13.5 Limitation on Sale/Leaseback Transactions

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale/Leaseback Transaction *unless*:

(A) the Issuer or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Sale/Leaseback Transaction at least equal to the fair market value; and

(B) the Sale/Leaseback Transaction is treated as an Asset Disposition and all of the requirements of clause 13.7 (including the provisions concerning the application of Net Available Cash) are satisfied with respect to such Sale/Leaseback Transaction, treating all of the consideration received in such Sale/Leaseback Transaction as Net Available Cash for purposes of such covenant.

13.6 Limitation on restrictions on distributions from Restricted Subsidiaries

(A) The Issuer will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(i) pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to the Issuer or any Restricted Subsidiary;

(ii) make any loans or advances to the Issuer or any Restricted Subsidiary; or

(iii) transfer any of its assets to the Issuer or any Restricted Subsidiary.

(B) Clause 13.6(A) will not prohibit:

(i) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Amendment Date (including, without limitation, this Indenture and the Senior Secured Facilities in effect on such date);

(ii) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by a Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by the Issuer (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds used to complete, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Issuer or in contemplation thereof) and outstanding on such date;

(iii) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to any refinancing of the Senior Secured Facilities or pursuant to an agreement effecting a refinancing of Indebtedness Incurred pursuant to an agreement referred to in paragraph (ii) of this clause 13.6(B) or this paragraph (iii) or contained in any amendment to an agreement referred to in paragraph (ii) of this clause 13.6(B) or this paragraph (iii); *Provided That:*

(1) the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing of the Senior Secured Facilities are no *less* favourable in any material respect to the holders of Notes than encumbrances and restrictions contained in the Senior Secured Facilities; and

(2) any encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such other agreement or amendment are no less favourable in any material respect to the holders of the Notes than encumbrances and restrictions contained in such agreements referred to in paragraph (ii) of this clause 13.6(B);

(iv) in the case of paragraph (iii) of this clause 13.6(A), any encumbrance or restriction:

(a) that restricts in a customary manner the subletting, assignment or transfer of any asset that is subject to a lease, license or similar contract, or the assignment or transfer of any such lease, license or other contract;

(b) contained in mortgages, pledges or other security agreements securing Indebtedness of the Issuer or a Restricted Subsidiary to the extent such encumbrances or restrictions restrict the transfer of the property subject to such mortgages, pledges or other security agreements; *Provided That* such mortgage, pledge or other security agreement is permitted under this Indenture; or

(c) pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Issuer or any Restricted Subsidiary;

(v) Purchase Money Obligations in respect of property acquired in the ordinary course of business that impose restrictions of the nature described in paragraph (iii) of clause 13.6(A) on the property so acquired;

(vi) any restriction with respect to a Restricted Subsidiary (or any of its assets) imposed pursuant to an agreement entered into for the direct or indirect disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary (or the assets that are subject to such restriction) pending the closing of such disposition; and

(vii) encumbrances or restrictions arising or existing by reason of applicable law or any applicable rule, regulation or order.

13.7 Limitation on sales of assets and Subsidiary stock

(A) **Limitation on Asset Dispositions:** The Issuer will not, and will not permit any of its Restricted Subsidiaries to, make any Asset Disposition unless:

(i) the Issuer or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the fair market value, as determined by the Board of Directors in accordance with the definition of "fair market value" in Clause 1.1 (including as to the value of all non-cash consideration), of the shares and assets subject to such Asset Disposition;

(ii) at least 75% of the consideration thereof received by the Issuer or such Restricted Subsidiary is in the form of cash or Cash Equivalents; and

(iii) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Issuer or such Restricted Subsidiary, as the case may be:

(a) *first,* to the extent the Issuer or any Restricted Subsidiary, as the case may be, elects (or is required by the terms of any Senior Indebtedness), to prepay, repay or purchase Senior Indebtedness or Indebtedness (other than any Preferred Stock or Subordinated Obligations) of a Restricted Subsidiary (in each case other than Indebtedness owed to the Issuer or an Affiliate of the Issuer) within 360 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; *Provided That,* in connection with any prepayment, repayment or purchase of Indebtedness pursuant to this paragraph (a), the Issuer or such Restricted Subsidiary procures a permanent reduction in the availability or commitment in respect of such Indebtedness in an amount equal to the principal amount so prepaid, repaid or purchased; and

(b) *second,* to the extent of the balance of such Net Available Cash after application in accordance with paragraph (iii) (a) of this clause 13.7(A), to the extent the Issuer or such Restricted Subsidiary elects, to invest in Additional Assets within 360 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash.

(B) **Asset Disposition Offer:**

(i) Any Net Available Cash from Asset Dispositions that is not applied or invested as provided in the preceding clause 13.7(A)(iii) will be deemed to constitute **"Excess Proceeds"**. On the 361st day after an Asset Disposition, if the aggregate amount of Excess Proceeds exceeds £6,000,000, the Issuer will be required to make an offer (**"Asset Disposition Offer"**) to all holders of Notes and to the extent required by the terms thereof, to all holders of other bond, debentures, notes or other Indebtedness (other than Subordinated Obligations) outstanding with similar provisions requiring the Issuer to make an offer to purchase such Indebtedness with the proceeds from any Asset Disposition (**"Pari Passu Notes"**), to purchase the maximum principal amount of Notes and any such Pari Passu Notes to which the Asset Disposition Offer applies that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof *plus* accrued and unpaid interest and Additional Amounts, if any, to the date of purchase (and subject to the right of Holders of Definitive Notes on a Record Date to receive interest on the relevant Interest Payment Date and Additional Amounts, if any, in respect thereof), in accordance with the procedures set out in this clause 13.7(B) or, as the case may be, the agreements governing the Pari Passu Notes, as applicable.

(ii) To the extent that the aggregate amount of Notes and Pari Passu Notes so validly tendered and not properly withdrawn pursuant to an Asset Disposition Offer is less than the Excess Proceeds, the Issuer may use any remaining

Excess Proceeds for general corporate purposes. If the aggregate principal amount of Notes surrendered by holders thereof and other Pari Passu Notes surrendered by holders or lenders thereof, collectively, exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and Pari Passu Notes to be purchased on a *pro rata* basis (but in multiples of £1,000) on the basis of the aggregate principal amount of tendered Notes and Pari Passu Notes.

(iii) The Asset Disposition Offer will remain open for a period of 20 Business Days following its commencement, except to the extent that a longer period is required by applicable law (the "**Asset Disposition Offer Period**"). No later than five Business Days after the termination of the Asset Disposition Offer Period (the "**Asset Disposition Purchase Date**"), the Issuer will purchase the principal amount of Notes and Pari Passu Notes required to be purchased pursuant to this clause 13.7(B) (the "**Asset Disposition Offer Amount**") or, if less than the Asset Disposition Offer Amount has been so validly tendered, all Notes and Pari Passu Notes validly tendered in response to the Asset Disposition Offer.

(iv) On or before the Asset Disposition Purchase Date, the Issuer will:

(a) to the extent lawful, accept for payment, on a *pro rata* basis (but in multiples of £1,000) to the extent necessary, the Asset Disposition Offer Amount of Notes and Pari Passu Notes or portions thereof so validly tendered and not properly withdrawn pursuant to the Asset Disposition Offer, or, if less, than the Asset Disposition Offer Amount has been validly tendered and not properly withdrawn, all Notes and Pari Passu Notes so validly tendered and not properly withdrawn; and

(b) deliver to the Trustee an Officers' Certificate stating that such Notes or portions thereof were accepted for payment by the Issuer in accordance with the terms of this clause 13.7(B) and, in addition, the Issuer will deliver all certificates and bond, debentures or other notes required, if any, by the agreements governing the Pari Passu Notes.

(v) The Issuer shall procure that the relevant Paying Agent will promptly (but in any case not later than five Business Days after the Asset Disposition Purchase Date) either:

(a) pay to the Holder of the relevant Global Notes, the aggregate offer price *plus* accrued and unpaid interest and Additional Amounts, if any, in respect thereof, to the Asset Purchase Date; or

(b) in the case of Definitive Notes,.pay to each tendering Holder the purchase price of the Notes and the Registrar will promptly deliver to the office of a Paying Agent or (at the risk and, if mailed at the request of the Holder otherwise than by ordinary uninsured mail, at

the expense of the Holder) send by mail to the Holder a new Definitive Note equal in principal amount to the unpurchased portion of the Definitive Note surrendered, if any, *Provided That* each new Definitive Note will be in a principal amount of £1,000 or an integral multiple thereof.

(vi) Each such payment:

(a) in respect of Notes represented by a Global Note, will be made against presentation and surrender (or, in the case of part payment only, endorsement) of the relevant Global Note at the specified office of a Paying Agent by transfer on the Asset Disposition Purchase Date to a pound sterling account maintained by the payee with, or, at the option of the holder, by pound sterling cheque; and

(b) in respect of Definitive Notes, will be made against presentation and surrender (or, in the case of part payment only, endorsement) of the relevant Definitive Note at the office of a Paying Agent by transfer on the Asset Disposition Purchase Date to a pound sterling account maintained by the payee, or, at the option of the holder, by pound sterling cheque and mailed on the Asset Disposition Purchase Date (or, if not a Business Day in London, on the immediately succeeding such Business Day).

(vii) Upon completion of such Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero.

(C) For the purposes of this clause 13.7, the following will be deemed to be cash:

(i) the assumption by the transferee of Indebtedness (other than Subordinated Obligations) of the Issuer or any Restricted Subsidiary of the Issuer and the release of the Issuer or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition (in which case the Issuer will, without further action, be deemed to have applied such deemed cash to Indebtedness in accordance with clause 13.7(A)); and

(ii) securities, notes or other obligations received by the Issuer or any Restricted Subsidiary of the Issuer from the transferee that are promptly converted by the Issuer or such Restricted Subsidiary into cash.

(D) The Issuer will not, and will not permit any Restricted Subsidiary to, engage in any Asset Swaps, *unless*:

(i) at the time of entering into such Asset Swap and immediately after giving effect to such Asset Swap, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(ii) in the event such Asset Swap involves the transfer by the Issuer or any Restricted Subsidiary of assets having an aggregate fair market value in excess of £3,000,000, the terms of such Asset Swap have been approved by a majority of the members of the Board of Directors of the Issuer; and

(iii) in the event such Asset Swap involves the transfer by the Issuer or any Restricted Subsidiary of assets having an aggregate fair market value in excess of £6,000,000, the Issuer has received a written opinion from an independent investment bank or professional appraisal firm of internationally recognised standing that the terms of such Asset Swap is with respect to the Issuer or such Restricted Subsidiary, as the case may be, not materially less favourable than those that might reasonably have been obtained in a comparable transaction at such time on an arm's-length basis from a person that is not an Affiliate.

13.8 Limitation on Affiliate Transactions

(A) The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Issuer (an "**Affiliate Transaction**") *unless*:

(i) the terms of such Affiliate Transaction are no less favourable to the Issuer or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction at the time of such transaction in arm's-length dealings with a person who is not such an Affiliate;

(ii) in the event such Affiliate Transaction involves an aggregate amount in excess of £2,000,000, the terms of such transaction have been approved by a majority of the members of the Board of Directors of the Issuer and by a majority of the members of such Board having no personal interest in such transaction, if any (and such majority or majorities, as the case may be, determines that such Affiliate Transaction satisfies the criteria in (i) above); and

(iii) in the event such Affiliate Transaction involves an aggregate amount in excess of £4,000,000, the Issuer has received a written opinion from an independent investment bank of internationally recognised standing that such Affiliate Transaction is not materially less favourable than those that might reasonably have been obtained in a comparable transaction at such time on an arm's-length basis from a person that is not an Affiliate.

(B) The provisions of clause 13.8(A) will not apply to:

(i) any Restricted Payment (other than Restricted Investments) permitted to be made pursuant to clause 13.3;

(ii) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, any Employee Share Scheme and other reasonable fees, compensation, benefits and indemnities paid or entered into by the Issuer or its Restricted Subsidiaries in the ordinary course of business to or with officers, directors or employees of the Issuer and its Restricted Subsidiaries;

(iii) loans or advances to employees in the ordinary course of business of the Issuer or any of its Restricted Subsidiaries and permitted under clause 13.3;

(iv) any transaction between the Issuer and a Restricted Subsidiary or between Restricted Subsidiaries;

(v) any issuance of Capital Stock (other than Disqualified Stock) of the Issuer; and

(vi) any agreement in effect on the Issue Date.

13.9 Limitation on sales of Capital Stock of Restricted Subsidiaries

(A) The Issuer will not, and will not permit any Restricted Subsidiary of the Issuer to dispose of any Voting Stock of any Restricted Subsidiary or permit any Restricted Subsidiary to issue any of its Voting Stock (other than, if necessary, shares of its Voting Stock constituting directors, qualifying shares) to any person, except:

(i) to the Issuer or a Restricted Subsidiary; or

(ii) in compliance with the covenant described under clause 13.7 and immediately after giving effect to such issuance or sale, such Restricted Subsidiary would continue to be a Restricted Subsidiary.

(B) Notwithstanding the foregoing, the Issuer may sell all the Voting Stock of a Subsidiary as long as the Issuer is in compliance with the provisions of clause 13.7.

13.10 Limitation on business

The Issuer will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Related Business, except to the extent that any business or businesses conducted by the Issuer or any Restricted Subsidiary would not, if aggregated together, in one entity, cause such entity to constitute a Significant Subsidiary.

13.11 Corporate existence

Except as provided in clause 15, the Issuer shall do or shall cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and the corporate, partnership or other existence of each of the Significant Subsidiaries in accordance with the respective memoranda and articles of association or other organisational documents of the Issuer and each

such Significant Subsidiary; *Provided That* the Issuer shall not be required to preserve any such right, or the corporate, partnership, limited liability or other existence of any Significant Subsidiary if the Board of Directors of the Issuer shall determine and the Issuer shall deliver to the Trustee an Officers' Certificate to the effect that the preservation thereof is no longer desirable in the conduct of the business of the Issuer and each of its Significant Subsidiaries, taken as a whole, and that the loss thereof is not, and will not be, materially prejudicial to the interests of the Holders taking into account the circumstances resulting therein and the consequences resulting therefrom.

13.12 Payment of taxes and other claims

The Issuer shall pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (1) all taxes, assessments and governmental charges levied or imposed upon any of the Issuer or any of its Subsidiaries or upon the income, profits and property of any of the Issuer or any of its Subsidiaries and (2) all lawful claims for labour, materials and supplies which, in each case, if unpaid, might by law become a material liability, or a Lien upon the property, of any of the Issuer or any of its Subsidiaries; *Provided That* the Issuer shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings and for which appropriate provision has been made.

13.13 Maintenance of properties and insurance

The Issuer shall and shall cause each of its Significant Subsidiaries:

(A) to cause all properties owned by or leased to it and used or useful in the conduct of its business to be maintained and kept in normal condition, repair and working order and supplied with all necessary equipment and shall cause to be made all necessary repairs, renewals, replacements and improvements thereof, all as in the judgement of the Issuer or such Significant Subsidiary may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; *Provided That* nothing in this clause 13.13(A) shall prevent the Issuer or any of its Significant Subsidiaries from discontinuing the use, operation or maintenance of any of such properties, or disposing of any of them, if such discontinuance or disposal is, in the judgement of the Board of Directors of the Issuer or of the Board of Directors of the Significant Subsidiary concerned, or of an Officer (or other agent employed by the Issuer or of any of its Significant Subsidiaries) of the Issuer or such Significant Subsidiary having managerial responsibility for any such property, desirable in the conduct of the business of the Issuer or any of its Significant Subsidiaries, and if such discontinuance or disposal is not Significantly prejudicial to the interests of the Holders; and

(B) keep insurance, of the type and in such amounts as is customary for companies of similar size within the industry, with insurers reasonably believed by the Issuer to be capable of providing such insurance.

13.14 Reports

The Issuer will:

(A) so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such Stock Exchange so require, deposit copies of all reports and documents required by such rules with the Paying Agent in Luxembourg;

(B) furnish to the Holders and to prospective investors, upon the requests of such Holders and prospective investors, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Notes are not freely transferable under the Securities Act by persons not "affiliates" under the Securities Act; and

(C) upon the written request of any Beneficial Holder, provide such Beneficial Holder with a copy of the most recent monthly unaudited management accounts of the Issuer as soon as reasonably practicable; *Provided That* on or prior thereto such Beneficial Holder provides the Issuer with an executed confidentiality undertaking in form and substance reasonably satisfactory to the Issuer undertaking to keep such accounts and all information contained therein confidential from all other parties and acknowledging that such accounts and all information contained therein may be inside information for the purposes of Part V of the Criminal Justice Act 1993 and is not being requested by the Beneficial Holder for the purpose of dealing in any of the Issuer's securities.

13.15 Covenants by the Issuer and the Guarantors to the Security Trustee

Each of the Issuer and the Guarantors hereby covenants with the Security Trustee that, so long as any of the Secured Liabilities remains outstanding, it will:

(A) at all times give to the Security Trustee such information as the Security Trustee may require for the purpose of the discharge of the trusts, powers, rights, duties, authorities and discretions vested in it hereunder or under the Finance Documents; and

(B) execute and do all such assurances, acts, deeds and things as the Security Trustee may require for protecting or perfecting the Security over the Charged Property and the exercise of all powers, authorities and discretions vested in the Security Trustee or in any Receiver of the Charged Property and shall in particular execute and effect the granting of all transfers, conveyances, assignments, assurances and registrations of the Charged Property, whether to the Security Trustee or its nominees or purchasers or sub-purchasers, and give all notices, orders and discretions which the Security Trustee may think necessary or expedient for such purposes, in each case at the cost and expense of the Issuer and the Guarantors jointly and severally.

13.16 Valuation

The Issuer will obtain an independent valuation of its real property assets (which valuation will be available for inspection by the Beneficial Holders):

(A) as of (or about) 30 September 2002 if so requested in writing to the Issuer by the Beneficial Holders of at least 50% by way of principal amount of the Notes at least 30 days prior to that date; and

(B) as of (or about) 30 September in each subsequent year until the maturity of the Notes,

unless, prior to the relevant valuation date, the Issuer has repurchased or otherwise redeemed in excess of 50% by principal amount of the Notes.

14. COMPLIANCE COVENANT

The Issuer undertakes with the Trustee and the Security Trustee that it will comply with and perform and observe all the provisions of this Indenture which are expressed to be binding on it. The Conditions shall be binding on the Issuer and the Holders. The Trustee shall be entitled to enforce the obligations of the Issuer under the Notes as if the same were set out and contained in this Indenture, which shall be read and construed as one document with the Notes. The Issuer shall comply with and perform all its obligations under the Agency Agreement and the Note Depositary Agreement so long as it is in effect and use its reasonable endeavours to procure that the Paying Agents, the Registrar and the Transfer Agents comply with and perform all their respective obligations thereunder and not make any amendment or modification to such agreements without the prior written approval of the Trustee. The Trustee shall hold the benefit of this covenant and the other obligations of the Issuer under this Indenture upon trust for itself and the Holders according to its and their respective interests in accordance with the provisions of this Indenture.

15. MERGER AND CONSOLIDATION

15.1 Limitations on merger and consolidation

The Issuer will not consolidate with or merge with or into, or dispose of all or substantially all its assets to, any person, *unless*:

(A) the resulting, surviving or transferee person (the "**Successor Company**") will be a corporation, partnership, trust or limited liability company organised and existing under the laws of England, the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Issuer) will expressly assume, by supplemental indenture, executed and delivered to the Trustee and the Security Trustee, in form satisfactory to the Trustee and the Security Trustee, all the obligations of the Issuer under the Notes and this Indenture;

(B) immediately after giving effect to such consolidation, merger or disposal:

(i) (and treating any Indebtedness that becomes an obligation of the Successor Company or any Subsidiary of the Successor Company as a result of such transaction as having been Incurred by the Successor Company or such

Restricted Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(ii) the Successor Company would be able to Incur at least an additional £1.00 of Indebtedness in compliance with the provisions of clause 13.2(A);

(iii) the Successor Company will have Consolidated Net Worth in an amount which is not less than the Consolidated Net Worth of the Issuer immediately prior to such transaction;

(C) the Issuer has delivered to the Trustee and the Security Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with this Indenture, the Agency Agreement, the Note Depositary Agreement and the Security Documents; and

(D) the Issuer will have delivered to the Trustee and the Security Trustee opinions of tax counsel reasonably acceptable to the Trustee and the Security Trustee stating that :

(i) any payment of principal, redemption price or purchase price of, interest, premium, if any, or Additional Amounts, if any, on the Notes by the Successor Company to a holder of Notes (or beneficial owner, if not a holder) after the consolidation, merger, conveyance, transfer or lease of assets will be exempt from the Taxes described and defined under Clause 11; and

(ii) no other taxes on income (including taxable capital gains) will be payable under the laws of the Relevant Taxing Jurisdiction by a holder of Notes (or beneficial owner, if not a holder) who is not and is not deemed to be a resident of the Relevant Taxing Jurisdiction and does not carry on a trade in the Relevant Taxing Jurisdiction through a branch, agency or permanent establishment to which the Notes of that holder are attributable (or, as the case may be, does not carry on any business activities through a branch, agency or permanent establishment in such Relevant Taxing Jurisdiction) in respect of the acquisition, ownership or disposition of Notes, including the receipt of principal, interest, premium, if any, or Additional Amounts, if any, pursuant to such Notes.

15.2 Substantially all of assets

For purposes of this Clause 15, the disposal of all or substantially all of the assets of one or more Subsidiaries of the Issuer, which assets, if held by the Issuer, would constitute all or substantially all of the assets of the Issuer on a consolidated basis, shall be deemed, for the purposes of this Clause 15, to be the transfer of all or substantially all of the assets of the Issuer.

15.3 **Substitution**

The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Issuer under this Indenture, but, in the case of a lease of all or substantially all its assets, the Issuer will not be released from the obligation to pay the principal of and interest on the Notes.

15.4 **Intra-group transactions**

Notwithstanding the provisions of clause 15.1(B)(ii), (a) any Restricted Subsidiary of the Issuer may (subject to the other provisions of this Clause 15) consolidate with, merge into or dispose all or part of its assets to the Issuer and (b) the Issuer may merge with an Affiliate incorporated solely for the purpose of reincorporating the Issuer in another jurisdiction to realise tax or other benefits.

16. CHANGE OF CONTROL

16.1 **Change of Control Offer**

If a Change of Control occurs, each Holder will have the right to require the Issuer to purchase all or any part (equal to £1,000 or an integral multiple thereof) of such Holder's Notes at a purchase price in cash equal to the outstanding principal amount of the Notes *plus* accrued and unpaid interest, if any, and Additional Amounts, if any, to the date of purchase and the Issuer shall be bound to purchase such Notes at such price in accordance with the provisions of this clause 16 whether or not any other provisions of this Indenture are applicable (subject to the right of Holders of Definitive Notes on the relevant Record Date to receive interest and Additional Amounts, if any, on the relevant Interest Payment Date).

16.2 **Notice of Change of Control Offer**

Within 30 days of the Issuer becoming aware that a Change of Control has occurred, the Issuer will (save as provided in clause 16.4) give a notice to the Holders (the "**Change of Control Offer**") in accordance with the provisions of Condition 22 stating:

(A) that a Change of Control has occurred and that such Holder has the right to require the Issuer to purchase such Holder's Notes at a purchase price in cash equal to the outstanding principal amount thereof *plus* accrued and unpaid interest, if any, and Additional Amounts, if any, to the date of purchase (subject to the right of Holders of Definitive Notes on a record date to receive interest, and Additional Amounts, if any, on the relevant interest payment date) (the "**Change of Control Payment**");

(B) the purchase date (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is given) ("**Change of Control Payment Date**"); and

(C) the procedures determined by the Issuer, consistent with the provisions of this Indenture, that a Holder must follow in order to have its Notes purchased.

16.3 Acceptance and payment for tendered Notes

(A) On the Change of Control Payment Date, the Issuer will, to the extent lawful:

(i) accept for payment all Notes or portions thereof (equal to £1,000 or an integral multiple thereof) properly tendered pursuant to the Change of Control Offer;

(ii) deposit with the Principal Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(iii) deliver, or cause to be delivered, to the Principal Paying Agent the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Issuer.

(B) The Issuer shall procure that the Principal Paying Agent will in accordance with the provisions of the Agency Agreement on the Change of Control Payment Date:

(i) pay to the Holder the Change of Control Payment for the Notes so tendered against presentation and surrender (or, in the case of partial payment, endorsement) of the Global Notes; or

(ii) in the case of Definitive Notes, mail to each Holder of Notes so tendered or transfer to the payee's account, the Change of Control Payment for such Notes, and a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; *Provided That* each such new Note will be in a principal amount of £1,000 or an integral multiple thereof.

16.4 Third party offer

The Issuer will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

16.5 Applicable securities laws

The Issuer will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the purchase of Notes pursuant to this clause 16, clause 13.7(B) or otherwise pursuant to this Indenture, including any securities laws of the United Kingdom and Luxembourg and the requirements of the Luxembourg Stock Exchange or any other securities exchange on which the Notes are listed. To the extent that the provisions of any securities laws or regulations conflict with provisions of this Indenture, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described in this Indenture solely by virtue of such compliance.

17. DEFAULT AND REMEDIES

17.1 Event of Default

The following events are defined as "**Events of Default**":

(A) the failure to pay interest or Additional Amounts, if any, on any of the Notes on the same becoming due and payable and the failure continues for a period of 30 days or more;

(B) the failure to pay principal (including redemption price and purchase price) or premium (if any) on any of the Notes on such principal or premium becoming due and payable, at its Stated Maturity, upon required repurchase, upon declaration or otherwise;

(C) a failure or default by the Issuer in the observance or performance of any of its obligations under clause 15;

(D) a failure or default (other than a failure or default falling within paragraphs (B) or (C) above) by the Issuer in the observance or performance of any of its obligations under clause 13.2, 13.3, 13.4, 13.5, 13.6, 13.7, 13.8, 13.9, 13.10, 13.14, 13.15, 13.16 or 16, which failure or default continues for a period of 30 days or more after the Issuer receives written notice specifying the failure or default from the Trustee or Holders of at least 25 per cent. in aggregate of the outstanding principal amount of the Notes;

(E) a failure or default by the Issuer in the observance or performance of any other covenant or agreement contained in this Indenture, which failure or default continues for a period of 45 days or more after the Issuer receives written notice specifying the failure or default from the Trustee or Holders of at least 25 per cent. in aggregate of the outstanding principal amount of the Notes;

(F) the failure to pay when due (after giving effect to any applicable grace periods) the principal amount of, or premium (if any), on any Indebtedness of the Issuer or any Restricted Subsidiary (other than Indebtedness owed to the Issuer or a Restricted Subsidiary), or the acceleration of the final stated maturity of any such Indebtedness, if the aggregate principal amount of such Indebtedness (together with the principal amount of any other such Indebtedness in default for failure to pay principal or premium (if any) at final maturity or which has been accelerated), aggregates £3,000,000 or more at any time;

(G) one or more judgements in an aggregate amount in excess of £3,000,000 (unless and to the extent that a reputable and creditworthy insurer has acknowledged liability in writing in respect of any such judgement) shall have been rendered against the Issuer or any Significant Subsidiaries or against any two or more Restricted Subsidiaries which would (had such Subsidiaries been a single corporation) have constituted a Significant Subsidiary (as of and ascertained by reference to the latest audited consolidated financial statements of the Issuer and its Subsidiaries) (together a "**Significant**

Subsidiary Group") and such judgements remain undischarged, unpaid or unstayed for a period of 60 days or more; or

(H) the Issuer or any Significant Subsidiary is (or all members of a significant Subsidiary Group are) deemed unable to pay its or their respective debts within the meaning of sections 123(l) (b), (c) or (d) or 123(2) of the Insolvency Act (as that section may be amended by order under section 416 of the Insolvency Act or otherwise), or a court determines that the value of the Issuers or any Significant Subsidiary's or all the members of a Significant Subsidiary Group's assets falls to less than the amount of its or their respective liabilities (taking into account for both these purposes its or their contingent and prospective assets and liabilities), or the Issuer or any Significant Subsidiary otherwise becomes (or all the members of a significant Subsidiary Group otherwise become) insolvent; or

(I) the Issuer, or any Significant Subsidiary, or all the members of a Significant Subsidiary Group shall cease to carry on the whole of its or their respective business or a substantial part thereof which part is substantial having regard to the business of the Issuer and the Significant Subsidiaries as a whole, save for (a) the purposes of reorganisation on terms approved in writing by the Trustee or in compliance with the covenant set out in clause 15 or (b) the cessation by a Significant Subsidiary or all the members of the relevant Significant Subsidiary Group of the whole of its business or a substantial part thereof (determined as aforesaid) in compliance with the covenant set out in clause 13.11; or

(J) an application or applications for an administration order in relation to the Issuer or any Significant Subsidiary is (or, in relation to all of the Members of a Significant Subsidiary Group, are) presented to the court by the Issuer or any Significant Subsidiary or all the Members of a Significant Subsidiary Group or if an administration order is made in relation to the Issuer or a Significant Subsidiary or all the Members of a Significant Subsidiary Group; or

(K) the Issuer or any Significant Subsidiary or all the members of a Significant Subsidiary Group enters into any kind of composition, scheme of arrangement, compromise or arrangement involving the Issuer or any Significant Subsidiary or all the members of a Significant Subsidiary Group (as the case may be) and their respective creditors generally (or any class of them) save for the purposes of reorganisation on terms approved in writing by the Trustee or in compliance with the provisions of clause 15; or

(L) (a) any administrative or other receiver or receivers or any manager or managers of the Issuer or any Significant Subsidiary or all the members of a Significant Subsidiary Group or any material part of their respective property is appointed or the Board or Boards of Directors of the Issuer or any Significant Subsidiary or all the members of a Significant Subsidiary Group request any person to appoint such a receiver(s) or manager(s) over all or a material part of the Issuer's or any Significant Subsidiary's or all the members of a Significant Subsidiary Group's property, or any other steps are taken to enforce any charge or other security over all or a significant part of the Issuer's

or any Significant Subsidiary's or all the members of a Significant Subsidiary Group's property, or (b) any kind of attachment, distress or execution is levied, enforced or sued out on or against the Issuer or any Significant Subsidiary or all the members of a Significant Subsidiary Group or all or a Significant part of their respective property and is not discharged or stayed within 45 days; or

(M) (i) an order is (or orders are) made or an effective resolution (or resolutions passed) for the winding up of the Issuer or any Significant Subsidiary, or all the members of a Significant Subsidiary Group; (ii) the Issuer or any Significant Subsidiary or all the members of a Significant Subsidiary Group pass(es) a resolution or resolutions for its or their winding up; or (iii) the Issuer or any Significant Subsidiary or all the members of a Significant Subsidiary Group or any other person (or persons) present any petition or petitions for the Issuer's or any Significant Subsidiary's or all the members of a Significant Subsidiary Group's winding up (and such petition is not discharged within 45 days of its presentation), in each case save for the purposes of reorganisation on terms approved in writing by the Trustee or in compliance with the covenant set out in clause 15; or

(N) an order is made or an effective resolution passed for any other dissolution of the Issuer or any Significant Subsidiary, or all the members of a Significant Subsidiary Group, save for the purposes of reorganisation on terms approved in writing by the Trustee or in compliance with the covenant set out in clause 15, and is not discharged or stayed within 45 days; or

(O) if there occurs, in relation to the Issuer or any Significant Subsidiary or the members of a Significant Subsidiary Group, in any country or countries or territory or territories in which it carries on or they carry on business or to the jurisdiction of whose courts it or they or any of its or their property is subject any event which corresponds in any such country or territory to any of those mentioned in clauses (H) to (N) inclusive above, save for the purposes of reorganisation on terms approved in writing by the Trustee or in compliance with covenant set out in clause 15; or

(P) any of the Security Documents ceases to be of full force and effect (other than pursuant to its terms) or the Guarantors assert that they are not effective.

17.2 Acceleration

Upon the occurrence of an Event of Default and so long as it is continuing, the Holders of at least 25 per cent. in principal amount of the Notes then outstanding may by notice to the Trustee and the Issuer, and the Trustee at its discretion may, and if so requested in writing by the Holders of at least 25 per cent. in principal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution of the Holders, shall (subject in each case to being indemnified to its satisfaction), declare that the Notes are, and they shall accordingly thereby forthwith become, immediately due and repayable at their principal amount together with accrued interest, if any, Additional Amounts, if any, and/or direct the Security Trustee to enforce the Security; *Provided That:*

(A) in the event of a declaration of acceleration of the Notes because of an Event of Default described under clause 17.1(F) such acceleration shall be automatically annulled if failure to pay or acceleration resulting in the occurrence of such Event of Default shall be remedied or cured by the Issuer or a Restricted Subsidiary of the Issuer or waived by Holders of at least 25 per cent. of the aggregate principal of the Notes if:

(i) annulment would not conflict with any judgement or decree of a court of competent jurisdiction; and

(ii) all Events of Default, other than the non-payment of the principal or premium (if any), interests, or Additional Amounts on the Notes which have become due solely by such declaration of acceleration, have been cured or waived as provided in clause 17.4; and

(B) If an Event of Default specified in clauses 17.1(H) to (O) occurs, the principal of, premium, if any, accrued and unpaid interest, Additional Amounts, if any, on the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

17.3 Other remedies

The Trustee may at any time, at its discretion and without notice, take and maintain such Proceedings against the Issuer as it may think fit to enforce the provisions of this Indenture and the Notes, even if it does not possess or otherwise hold any of the Notes or does not produce any of them in the Proceeding.

17.4 Waiver by holders of past default

(A) The Holders of a majority in principal amount of the Notes for the time being outstanding may, by written notice to the Trustee and the Issuer, waive an existing Default or Event of Default under this Indenture and its consequences *Provided That* (i) such waiver would not conflict with any judgement or decree of a court of competent jurisdiction and (ii) all existing Events of Default other than the non-payment of the principal of, the premium, if any, interest, if any, and Additional Amounts, if any, on the Notes that have become due solely by such declaration of acceleration have been cured or waived. The Issuer shall deliver to the Trustee an Officers' Certificate stating that the requisite percentage of Holders have consented to such waiver and attaching copies of such consents.

(B) Notwithstanding the provisions of clause 17.4(A) above, no such waiver by the Holders shall be effective in relation to a Default in the payment of principal of or premium (if any) or interest on any Note as specified in clauses 17.1(A) and (B) or a Default in respect of any term or provision of this Indenture that may not be amended or modified without the consent of each Holder affected as provided in clause 21.

(C) Upon any such waiver of any Default by the Holders pursuant to clause 17.4(A), such Default shall cease to exist and be deemed to have been cured and not to have occurred and any Event of Default arising from such Default shall be deemed to have been cured and not to have occurred for every purpose of this Indenture and the Notes, but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right, power or remedy arising in connection therewith.

17.5 Duty and right to take Proceedings

(A) Neither the Trustee nor the Security Trustee shall be bound to take any Proceedings or any other action or exercise any of its rights, powers or remedies in relation to this Indenture, the Notes or the Security Documents unless:

(i) respectively directed or requested to do so (a) by an Extraordinary Resolution, or (b) in writing by the Holders of at least 25 per cent. in principal amount of the Notes then outstanding; and

(ii) in either case, then only if it shall be indemnified to its satisfaction against all losses, costs, liabilities, claims, damages, actions or demands which it may suffer or incur as a result of so doing.

(B) Only the Trustee and the Security Trustee may enforce the provisions of this Indenture, the Notes and the Security Documents. No Holder shall be entitled to proceed directly against the Issuer or any other Guarantor to enforce the performance of any of the provisions of this Indenture, the Notes or any of the Security Documents *unless* the Trustee and/or the Security Trustee (as applicable) having become bound as aforesaid to take proceedings fails to do so within a reasonable period and such failure is continuing. However, such limitation does not apply to a suit instituted by a Holder of a Note for enforcement of payment of the principal of and premium, if any, or interest on, or any other amounts payable under, such Note on or after the respective due dates (or the applicable payment date upon early redemption) expressed in or established pursuant to the terms of such Note and this Indenture. Save as provided in clause 17.2 above, no Holder may pursue any remedy with respect to this Indenture, the Notes or any of the Security Documents unless:

(i) such Holder has previously given the Trustee notice that an Event of Default is continuing;

(ii) Holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to, or to direct the Security Trustee to, pursue the remedy;

(iii) such Holders have offered the Trustee or the Security Trustee (as applicable) security or indemnity against any loss, liability or expense;

(iv) the Trustee has not complied with the request by the Holders or the Security Trustee has not complied with such request from the Trustee within 60 days after the receipt of the request and the offer of security or indemnity; and

(v) the Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

17.6 Remedies and waivers

(A) No right, power or remedy conferred in this Indenture upon or reserved to the Trustee, the Security Trustee or to the Holders is intended to be exclusive of any other right, power or remedy, and every right, power and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right, power and remedy given under this Indenture or now or hereafter existing at law or in equity or otherwise. The assertion or exercise of any right, power or remedy under this Indenture, or otherwise, shall not prevent the concurrent assertion or exercise of any other right, power or remedy.

(B) No delay or omission of the Trustee or of any Holder of any Note to exercise any right, power or remedy arising upon the occurrence any Event of Default shall impair any such right, power or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right, power and remedy given in accordance with the provision of this clause 17.6 or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

17.7 Proof of Default

Proof that the Issuer has failed to pay a sum due to the Holder of any one Note will (unless the contrary be proved) be sufficient evidence that it has made the same default as regards all other Notes which are then payable.

17.8 Holders' consent

Notwithstanding any other provision of this Indenture, the right of any Holder to receive payment of principal of and interest, and any other amounts payable under this Indenture, on a Note, on or after the respective due dates expressed or provided for in such Note, or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the Holder.

17.9 Recovery by Trustee

If an Event of Default in payment of interest, principal or other amount specified in clause 17.1(A) or (B) occurs and is continuing, the Trustee may recover judgement in its own name and as trustee of an express trust against the Issuer or any other obligor on the Notes for the whole

amount of principal, premium (if any) and accrued interest (including any Additional Amounts) remaining unpaid, together with interest overdue on principal and to the extent that payment of such interest is lawful, interest on such overdue amounts of interest, in each case at the rate and as otherwise specified in clause 7.1 and such further amount as shall be sufficient to cover the costs and expenses of such recovery, including the remuneration, expenses and disbursements of and all other losses, costs, liabilities, claims, damages, actions or demands suffered or incurred by, the Trustee, its counsel and any Appointee in connection with such recovery.

17.10 Trustee may file proofs of claim

The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the remuneration expenses and disbursements of and all other losses, costs, liabilities, claims, damages, actions or demands suffered or incurred by, the Trustee, its counsel and any Appointee) and the Holders allowed in any judicial proceedings relative to the Issuer (or any other obligor upon the Notes), its creditors or its assets and shall be entitled and empowered to collect and receive any moneys or other assets payable or deliverable on or with respect to any such claims and to distribute the same, and any Receiver in any such judicial proceedings is hereby authorised by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the remuneration, expenses and disbursements of, and all other losses, costs, liabilities, claims, damages, actions or demands suffered or incurred by, the Trustee, its counsel, any Appointee, and any other amounts due the Trustee under clause 19.

17.11 Waiver of stay or extension laws

The Issuer covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the performance or observance of the covenants or other agreements contained in this Indenture; and the Issuer (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any right, power or remedy granted to or otherwise arising in favour of the Trustee pursuant to this Indenture, but will suffer and permit the execution of every such power as though no such law had been enacted.

18. APPLICATION OF MONEYS RECEIVED BY THE TRUSTEE

18.1 Declaration of Trust:

Subject to the terms of the Deed of Subordination, all moneys received by the Trustee in respect of the Notes or amounts payable under this Indenture will, despite any appropriation of all or part of them by the Issuer, be held by the Trustee on trust to apply them (subject to the provisions of this clause 18.1):

(A) *first*, in payment of all costs, charges, expenses and liabilities properly incurred by the Trustee (including remuneration and indemnification payable to it) in carrying out its functions under this Indenture;

(B) *secondly,* in payment of any amounts owing in respect of the Notes *pari passu* and rateably; and

(C) *thirdly*, in payment of any balance to the Issuer for itself.

If the Trustee holds any moneys in respect of Notes which have become void, the Trustee will hold them on these trusts.

The Trustee, upon prior written notice to the Issuer, may fix a record date and payment date for any payment to Holders pursuant to this clause 18.1.

18.2 Accumulation

If the amount of the moneys at any time available for payment of principal, premium, if any, and interest in respect of the Notes under clause 18.1 is *less* than 10 per cent. of the principal amount of the Notes then outstanding, the Trustee may, at its discretion, invest such moneys. The Trustee may retain such investments and accumulate the resulting income until the investments and the accumulations, together with any other funds for the time being under its control and available for such payment, amount to at least 10 per cent. of the principal amount of the Notes then outstanding and then such investments, accumulations and funds will be applied as specified in clause 18.1.

18.3 Investment

Moneys held by the Trustee may be invested in the name or under the control of the Trustee in any investments or other assets anywhere in the world whether or not they produce income or deposited in the name or under the control of the Trustee at such bank or other financial institution and in such currency as the Trustee may, in its absolute discretion, think fit. If that bank or institution is the Trustee or a Subsidiary, holding or associated company of the Trustee, it need only account for an amount of interest equal to the largest amount of interest which would, at then current rates be payable by it on such a deposit to an independent customer. The Trustee may at any time vary or transpose any such investments or assets for or into other such investments or assets or convert any moneys so deposited into any other currency, and will not be responsible for any loss whether by depreciation in value, change in exchange rates or otherwise.

19. REMUNERATION AND INDEMNIFICATION OF THE TRUSTEE AND THE SECURITY TRUSTEE

19.1 Normal Remuneration

So long as any Note is outstanding, the Issuer will pay each of the Trustee and the Security Trustee as remuneration for its services as Trustee such sum on such dates in each case as they may from time to time agree. Such remuneration will accrue from day to day from the date of this Indenture and be payable (in priority to payments to the Holders). However, if any payment to a Holder of moneys due in respect of any Note is improperly withheld or refused, such remuneration will again accrue as from the date of such withholding or refusal until payment to such Holder is duly made.

19.2 Extra Remuneration

If an Event of Default shall have occurred, or if the Trustee or Security Trustee (as applicable) finds it expedient or necessary or is requested by the Issuer to undertake duties which both it and the Issuer agree to be of an exceptional nature or otherwise outside the scope of the Trustee's or the Security Trustee (as applicable) normal duties under this Indenture, the Issuer will pay such additional remuneration as they may agree or, failing agreement as to any of the matters in this sub-clause (or as to such sums referred to in clause 19.1), as determined by an independent investment bank (acting as an expert) selected by the Trustee or Security Trustee (as applicable) and approved by the Issuer or, failing such approval, nominated by the President for the time being of The Law Society of England and Wales. The expenses involved in such nomination and such investment bank's fee will be paid by the Issuer. The determination of such investment bank will be conclusive and binding on the Issuer, the Trustee, the Security Trustee and the Holders.

19.3 Expenses

The Issuer will also on demand by the Trustee and/or the Security Trustee (as applicable) pay or discharge all costs, charges, liabilities and expenses including, but not limited to, legal and travelling expenses and any stamp, registration, documentary or other taxes or duties properly incurred by the Trustee and/or the Security Trustee (as applicable) in the preparation and execution of this Indenture or the performance of its functions under this Indenture or in connection with any legal proceedings properly brought or contemplated by the Trustee and/or the Security Trustee against the Issuer to enforce any provision of this Indenture or the Notes. Such costs, charges, liabilities and expenses:

(A) in the case of payments actually made by the Trustee and/or the Security Trustee before such demand will carry interest from the date of the demand at the rate of 2% per annum over the base rate of National Westminster Bank PLC on the date on which the Trustee and/or the Security Trustee made such payments; and

(B) in other cases will carry interest at such rate from 30 days after the date of the demand or (where the demand specifies that payment is to be made on an earlier date) from such earlier date.

19.4 Indemnity

Subject to clause 20.1(B), the Issuer will indemnify each of the Trustee and the Security Trustee in respect of all liabilities and expenses (including, without limitation, pursuant to clause 13.15) properly incurred by it or by anyone appointed by it or to whom any of its functions may be delegated by it in the carrying out of its functions and against any loss, liability, cost, claim, action, demand or expense (including, but not limited to, all costs, charges and expenses paid or incurred in disputing or defending any of the foregoing) which any of them may properly incur or which may be made against any of them arising out of or in relation to or in connection with, its appointment or the exercise of its functions. In case any action shall be brought against the Trustee or the Security Trustee in respect of which indemnity may be sought from the Issuer, the Trustee or the Security Trustee (as applicable) shall promptly notify the Issuer in writing and keep the Issuer informed as to the progress of any such action; *Provided That* the Trustee or the Security Trustee (as applicable) shall not be obliged to take any of the above steps if to do so would in its opinion not be in the best interests of the Holders.

19.5 Continuing Effect

Clauses 19.3 and 19.4 will continue in full force and effect as regards the Trustee even if it no longer is Trustee and as regards the Security Trustee even if it no longer is Security Trustee.

19.6 VAT

If the Trustee and/or the Security Trustee is subject to any value added tax or similar tax in respect of any sum payable to the Trustee or the Security Trustee, as the case may be, under this Indenture, the Issuer shall pay to the Trustee or the Security Trustee, as the case may be, (together with such payment) an amount equal to such value added tax or similar tax.

20. RIGHTS AND DUTIES OF THE TRUSTEE AND THE SECURITY TRUSTEE

20.1 Duties of Trustee and the Security Trustee

(A) **Degree of care and skill:** If an Event of Default has occurred and is continuing, each of the Trustee and the Security Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs (subject always to overriding provisions of English law requiring the Trustee and the Security Trustee to use a higher degree of care and skill).

(B) **Liability for negligence:** If either of the Trustee or the Security Trustee fails to show the degree of care and diligence required of it as trustee or security trustee having regard to the provisions of this Indenture nothing in this Indenture shall relieve or

indemnify it from or against any liability which would otherwise attach to it in respect of any negligence, default, breach of duty or breach of trust of which it may be guilty.

(C) **Over-riding provision:** Every provision of this Indenture that relates to the Trustee or the Security Trustee is subject to the provisions of this clause 20.1.

20.2 Provisions supplemental to the Trustee Act 1925

(A) **Reliance on documents:** Each of the Trustee and the Security Trustee may rely on any document believed by it to be genuine and to have been signed or presented by the proper person. Neither the Trustee nor the Security Trustee need investigate any fact or matter stated in the document.

(B) **Certificates:** Before the Trustee or the Security Trustee acts or refrains from acting, it may call for an Officers' Certificate and/or an Opinion of Counsel to satisfy itself or to have information as to any fact or the expediency of any act or otherwise in relation to the exercise of its functions under this Indenture. Neither of the Trustee nor the Security Trustee shall be liable for any action it takes or omits to take in reliance on any such Officers' Certificate or Opinion of Counsel. Each of the Trustee and the Security Trustee may accept any such certificates as sufficient evidence of that fact or to the effect that if the act is expedient and may conclusively rely on the truth of the statements and the correctness of the opinions therein.

(C) **Liability**: Neither of the Trustee nor the Security Trustee shall be liable for any action it takes or omits to take in good faith which it believes to be authorised or within its rights or powers; *Provided That* the conduct of the Trustee or Security Trustee (as applicable) does not constitute bad faith, wilful misconduct or negligence. In addition, each of the Trustee and the Security Trustee makes no representation or warranty and assumes no responsibility with respect to the legality, effectiveness, adequacy or enforceability of this Indenture, the Notes, any of the Security Documents or any of the other Finance Documents or any document related or supplemental thereto and makes no representation or warranty and assumes no responsibility for the financial condition of the Issuer or any other Guarantor or for the performance or observance by the Issuer or any other Guarantor of any of its or its obligations thereunder and any and all such representations and warranties whether express or implied by law or otherwise are hereby excluded.

(D) **Events of Default:** The Trustee may determine whether or not an Event of Default or a Default is in its opinion capable of remedy and/or materially prejudicial to the interests of the Holders. Any such determination will be conclusive and binding upon the Issuer and the Holders.

(E) **Trust officer:** Neither the Trustee nor the Security Trustee shall be liable for any error of judgement made in good faith by a Trust Officer.

(F) **Trustee's and Security Trustee's money:** No provision of this Indenture shall require the Trustee or the Security Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties under this Indenture or in the exercise of any of its rights or powers, if it believes that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

(G) **Retention of money:** Money held by the Trustee or the Security Trustee on trust under this Indenture need not be segregated from other funds except to the extent required by law. Neither the Trustee nor the Security Trustee shall be liable for interest on any money received by it except as the Trustee or the Security Trustee (as applicable) may agree in writing with the Issuer or as provided in clause 18.

(H) **Advice:** Each of the Trustee and the Security Trustee (as applicable) may act on the advice or opinion of or any information obtained from any lawyer, valuer, accountant, surveyor, banker, broker, auctioneer or other expert (including any adviser to the Issuer) whether obtained by the Issuer, the Trustee, the Security Trustee or otherwise and each shall not be responsible for any loss, liabilities, cost, expenses, claims, actions, demand or inconvenience occasioned by so acting. Any such advice, opinion or information may be sent or obtained by letter, telex, telegram, facsimile transmission, cable or e-mail and neither the Trustee nor the Security Trustee shall be liable for acting in good faith on any advice, opinion or information purporting to be conveyed by any such letter, telex, telegram, facsimile transmission, cable although the same shall contain some error or shall not be authentic.

(I) **Deposit of documents:** Each of the Trustee and the Security Trustee shall be at liberty to hold this Indenture and any other documents relating thereto or to deposit them in any part of the world with any banker or banking company or undertaking whose business includes undertaking the safe custody of documents or with any lawyer or firm of lawyers considered by the Trustee and/or the Security Trustee (as applicable) to be of good repute and neither the Trustee nor the Security Trustee shall be responsible for or required to insure against any loss or liability incurred in connection with any such holding or deposit and each may pay all sums required to be paid on account of or in respect of any such deposit.

(J) **Payment for and delivery of Notes:** The Trustee shall not be responsible for the receipt or application of the proceeds of the issue of any of the Notes by the Issuer, the exchange of any Global Note for another Global Note or Definitive Notes or the delivery of any Global Note or Definitive Notes to the person(s) entitled to it or them.

(K) **Trustee and Security Trustee to assume performance:** Neither the Trustee nor the Security Trustee need notify to any person of the execution of this Indenture or any documents comprised or referred to in this Indenture or take any steps to ascertain whether any Default or any Event of Default has occurred. Until it shall have actual knowledge or express notice pursuant to this Indenture to the contrary, each of the Trustee and the Security Trustee shall be entitled to assume that no Default or Event of

Default has happened and that the Issuer is observing and performing all its obligations under this Indenture and the Notes.

(L) **Discretion:** Save as expressly otherwise provided in this Indenture, each of the Trustee and the Security Trustee shall have absolute and uncontrolled discretion as to the exercise or non-exercise of its trusts, powers, authorities, functions and discretions under this Indenture and shall not be responsible for any liability, loss, cost, expense, claim, action, demand or inconvenience which may result from their exercise or non-exercise.

(M) **Resolutions of Holders:** Neither the Trustee nor the Security Trustee shall be liable to any person by reason of having acted upon any Extraordinary Resolution in writing or any Extraordinary Resolution or other resolution purporting to have been passed at any meeting of the Holders in respect whereof minutes have been made and signed even though subsequent to its acting it may be found that there was some defect in the constitution of the meeting or the passing of the resolution, (in the case of an Extraordinary Resolution in writing) that not all Holders had signed the Extraordinary Resolution or that for any reason the resolution was not valid or binding upon such Holders.

(N) **Forged Notes:** Neither the Trustee nor the Security Trustee shall be liable to any person by reason of having accepted as valid or not having rejected any Note purporting to be such and subsequently found to be forged or not authentic.

(O) **Potential retrospective effect:** Any consent or approval given by the Trustee and/or the Security Trustee for the purposes of this Indenture may be given on such terms and subject to such conditions (if any) as the Trustee and/or the Security Trustee (as applicable) thinks fit and notwithstanding anything to the contrary in this Indenture may be given retrospectively.

(P) **Confidentiality:** Neither the Trustee nor the Security Trustee shall (unless and to the extent ordered so to do by a court of competent jurisdiction) be required to disclose to any Holder any information (including, without limitation, information of a confidential, financial or price sensitive nature) made available to the Trustee and/or the Security Trustee by the Issuer or any other person in connection with this Indenture and no Holder shall be entitled to take any action to obtain from the Trustee and/or the Security Trustee any such information.

(Q) **Currency conversion:** Where it is necessary or desirable for any purpose in connection with this Indenture to convert any sum from one currency to another it shall (unless otherwise provided hereby or required by law) be converted at such rate or rates, in accordance with such method and as at such date for the determination of such rate of exchange, as may be specified by the Trustee and/or the Security Trustee (as applicable) and any rate, method and date so agreed shall be binding on the Issuer and the Holders.

(R) **Determinations conclusive:** Each of the Trustee and the Security Trustee as between itself and the Holders may determine all questions and doubts arising in relation to any of the provisions of this Indenture. Every such determination, whether or not relating in whole or in part to the acts or proceedings of the Trustee or the Security Trustee (as applicable) or made upon a question actually raised or implied in such acts or proceedings, shall be conclusive and shall bind the Trustee or the Security Trustee (as applicable) and the Holders.

(S) **Interests of Holders:** In connection with the exercise by it of any of its trusts, powers, authorities and discretions under this Indenture (including, without limitation, any modification, waiver, authorisation, determination or substitution), each of the Trustee and the Security Trustee shall have regard to the general interests of the Holders as a class but shall not have regard to any interests arising from circumstances particular to individual Holders (whatever their number or holding) and, in particular but without limitation, shall not have regard to the consequences of any such exercise for individual Holders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory or any political sub-division thereof and neither the Trustee nor the Security Trustee shall be entitled to require, nor shall any Holder be entitled to claim, from the Issuer, the Trustee, the Security Trustee or any other person any indemnification or payment in respect of any tax consequence of any such exercise upon individual Holders except to the extent already expressly provided for under this Indenture.

(T) **Notes held by the Issuer:** In the absence of actual knowledge to the contrary, each of the Trustee and the Security Trustee may assume without enquiry that no Notes are for the time being held by or on behalf of the Issuer or its subsidiaries.

(U) **Clearing Systems:** In considering the interests of the Holders while a Global Note or any interest in respect thereof is held on behalf of DTC or any other Clearing System, the Trustee may have regard to any information provided to it by such clearing system or its operator as to the identity (either individually or by category) of its relevant accountholders or participants with entitlement to such Global Note and may consider such interests as if such accountholders or participants were the holders of such Global Note. Where a Global Note or any interest in respect thereof is so held, the records of DTC, Euroclear and/or Clearstream, Luxembourg shall be conclusive as to the identity such relevant accountholders or participants and the respective amounts credited to their securities accounts and a statement issued by DTC, Euroclear and/or Clearstream, Luxembourg setting out such information on any date shall be conclusive evidence for such purposes.

(V) **Payment of Trustee/Security Trustee:** Any trustee of this Indenture being a lawyer, accountant, broker or other person engaged in any profession or business shall be entitled to charge and be paid all usual professional and other charges for business transacted and acts done by him or his firm in connection with the trusts of this Indenture and also his reasonable charges in addition to disbursements for all other

work and business done and all time spent by him or his firm in connection with matters arising in connection with matters arising in connection with these presents.

(W) **Delegation:** Each of the Trustee or the Security Trustee may, whenever it considers it expedient in the interests of the Holders, delegate to any person on any terms all or any of its trusts, powers, authorities, functions and discretions under or in connection with this Indenture (including power to sub-delegate). Neither the Trustee nor the Security Trustee shall be under any obligation to supervise any such delegate or sub-delegate or be in any way responsible for any loss, liability, cost, expense, claim, action, demand or inconvenience which result from of any misconduct, default or omission on the part of any such delegate or sub-delegate, *Provided That* the Trustee or the Security Trustee (as applicable) has exercised reasonable care in the selection of such delegate.

(X) **Agents:** Each of the Trustee or the Security Trustee may, whenever it considers it expedient in the interests of the Holders in the conduct of or in connection with the trusts of this Indenture, instead of acting personally employ and pay an agent selected by it (whether or not a lawyer or other professional person) to transact or conduct, or concur in transacting or conducting, any business and to do, or concur in doing, all acts required to be done in connection with this Indenture (including the receipt and payment of money). Neither the Trustee nor the Security Trustee shall be in any way responsible for any misconduct, default or omission by any such agent or for any loss, liability, cost, expense, claim, action, demand or inconvenience which result from by reason of any such misconduct, default or omission or be bound to Supervise the proceedings or acts of any such agent.

(Y) **Specific financial analysis:** The Trustee may call for and rely upon a report by the Auditors as to the amount of any Attributable Indebtedness, Consolidated Net Income, Consolidated Interest Expenses, Consolidated EBITDA, Capitalised Lease Obligations, Consolidated Coverage Ratio, Consolidated Net Tangible Assets, Consolidated Net Worth, any relevant Indebtedness as at any given time or for any specified period, as applicable, or as to compliance by the Issuer with any of the covenants contained in clause 13, in which event such report shall, in the absence of manifest error, be conclusive and binding on all parties and the Trustee shall not be bound in any such case to call for further evidence or be responsible for any loss, liability, cost, expense, claim, action, demand or inconvenience which result from that may be occasioned by it or any other person acting on such report.

20.3 Individual Rights of Trustee and Security Trustee

(A) **Arrangements with Issuer:** Neither the Trustee, the Security Trustee nor any director or officer or parent, Subsidiary or associated company of a corporation acting as a trustee under this Indenture shall by reason of its or his fiduciary position be in any way precluded from:

(i) entering into or being interested in any contract or financial or other transaction or arrangement with the Issuer or any person or body corporate

associated with the Issuer (including without limitation any contract, transaction or arrangement of a banking or insurance nature or any contract, transaction or arrangement in relation to the making of loans or the provision of financial facilities or financial advice to, or the purchase, placing or underwriting of or the subscribing or procuring subscriptions for or otherwise acquiring, holding or dealing with, or acting as paying agent in respect of, the Notes or any other notes, bonds, stocks, shares, debenture stock, debentures or other securities of, the Issuer or any person or body corporate associated as aforesaid); or

(ii) accepting or holding the trusteeship of any other trust deed constituting or securing any other securities issued by or relating to the Issuer or any such person or body corporate so associated or any other office of profit under the Issuer or any such person or body corporate so associated,

and each of the foregoing shall be entitled to exercise and enforce its rights, comply with its obligations and perform its duties under or in relation to any such contract, transaction or arrangement as is referred to in (i) above or, as the case may be, any such trusteeship or office of profit as is referred to in (ii) above without regard to the interests of the Holders and notwithstanding that the same may be contrary or prejudicial to the interests of the Holders and shall not be responsible for any loss, liability, cost, expense, claim, action, demand or inconvenience occasioned to the Holders thereby and shall be entitled to retain and shall not be in any way liable to account for any profit made or share of brokerage or commission or remuneration or other amount or benefit received thereby or in connection therewith.

(B) **Information of associated company:** Where any holding company, Subsidiary or associated company of the Trustee, the Security Trustee or any director or officer of the Trustee or Security Trustee acting other than in his capacity as such a director or officer has any information, neither the Trustee nor the Security Trustee shall thereby be deemed also to have knowledge of such information and, *unless* it shall have actual knowledge of such information, shall not be responsible for any loss, liability, cost, expenses, claim, action, demand or inconvenience suffered by Holders resulting from the Trustee's or Security Trustee's (as the case may be) failing to take such information into account in acting or refraining from acting under or in relation to these presents.

20.4 Notice of Defaults

The Trustee shall give the Holders notice of any Default or Event of Default actually known by the Trustee within 90 days of the occurrence thereof.

20.5 Trustee's/Security Trustee's Powers Additional

The powers conferred upon the Trustee and the Security Trustee by this Indenture shall be in addition to any powers which may from time to time be vested in the Trustee and the Security Trustee, respectively, by the Trustee Act 1925 of the United Kingdom or otherwise by general

statute, rule or law or otherwise or as a Holder of any of the Notes or, in the case of the Security Trustee, under any of the Security Documents.

20.6 Inconsistencies and Trustee Act 2000

Where there are any inconsistencies between the Trustee Act 1925 of the United Kingdom and/or the Trustee Act 2000 of the United Kingdom and the provisions of this Indenture, to the extent allowed by the law, the provisions of this Indenture shall prevail. Any inconsistency between the provisions of this Indenture and the Trustee Act 2000 of the United Kingdom will constitute a restriction or exclusion under the Trustee Act 2000 of the United Kingdom. Despite anything else in this Indenture, Part 1 of the Trustee Act 2000 of the United Kingdom does not apply to this Indenture.

21. MODIFICATIONS, SUPPLEMENTS AND WAIVERS

21.1 Without Consent of Holders

(A) **Waiver, authorisation or determination:** Save as provided in this clause 21 and in clause 17.6, the Trustee may without the consent or sanction of the Holders from time to time, and at any time, but only if and insofar as, in its opinion, the interests of the Holders shall not be adversely affected thereby in any material respect, waive or authorise any breach or proposed breach by the Issuer of any of the covenants or provisions contained in this Indenture or determine that any Default or Event of Default shall not be treated as such for the purposes of this Indenture; *Provided That* the Trustee shall not exercise any powers conferred on it by this clause in contravention of any express direction given by Extraordinary Resolution or by a request under clause 17.2. No such direction or request shall affect any waiver, authorisation or determination previously given or made. Any such waiver, authorisation or determination may be given or made on such terms and subject to such conditions (if any) as the Trustee may determine, shall be binding on the Holders and, if, but only if, the Trustee shall so require, shall be notified by the Issuer to the Holders as soon as practicable thereafter.

(B) **Modifications:** Save as provided in clauses 17.6 and 21.2, the Trustee may without the consent or sanction of the Holders at any time and from time to time concur with the Issuer in making any modification to this Indenture to:

(i) cure any ambiguity, omission, defect or inconsistency;

(ii) provide for the assumption by a successor corporation, partnership, trust or limited liability company of the obligations of the Issuer under the Indenture;

(iii) provide for uncertificated Notes in addition to or in place of certified Notes;

(iv) add Guarantees with respect to the Notes;

(v) secure the Notes;

(vi) add to the covenants of the Issuer for the benefit of the holders or to surrender any right or power conferred upon the Issuer; or

(vii) make any change that does not adversely affect the rights of any holder in any material respect.

Any such modification may be made on such terms and subject to such conditions (if any) as the Trustee may determine shall be binding upon the Holders and, unless the Trustee agrees otherwise, shall be notified by the Issuer to the Holders as soon as practicable thereafter.

21.2 With Consent of Holders

(A) **Modifications requiring majority consent:** Save as provided in this Clause 21.2 and in clause 17.6 and without prejudice to clause 21.1, the Issuer and the Trustee may modify this Indenture or the Notes with the written consent of the Holders of a majority in principal amount of the Notes for the time being outstanding. Save as provided below and in clause 17.6, the Holders of at least a majority in principal amount of the Notes for the time being outstanding may waive compliance by the Issuer with any provision of this Indenture or the Notes.

(B) **Modification requiring Extraordinary Resolution:** Without prejudice to clause 21.1, no modification, supplement or waiver, including a waiver pursuant to clause 17.4 and a modification or waiver, authorisation or determination pursuant to clause 21.1, may without the sanction of an Extraordinary Resolution:

(i) reduce the principal amount of Notes whose Holders must consent to an amendment;

(ii) reduce the rate of or change or have the effect of changing the time for payment of premium, if any, interest, if any, Additional Amounts, if any, including interest payable in respect of overdue amounts, on any Notes;

(iii) reduce the principal of or change or have the effect of changing the Stated Maturity of any Notes;

(iv) make any Notes payable in money other than that stated in the Notes (but without prejudice to the redenomination of the Notes into Euros in accordance with clause 3);

(v) make any change in provisions of this Indenture protecting the right of each Holder to receive payment of premium, if any, principal of and interest, or Additional Amounts, if any, on such Note on or after the due date thereof or to bring suit to enforce such payment (or permitting Holders of a majority in principal amount of Notes to waive Defaults or Events of Default);

(vi) reduce the premium payable upon the redemption or repurchase of any Note or change the time at which any Note may be redeemed or repurchased as described under clauses 10, 16 and 13.7 or any similar provision;

(vii) make any change in the amendment or waiver provisions which require each Holder's consent;

(viii) make any change to clause 11 that (a) adversely affects the rights of any holder of the Notes or (b) amends the terms of the Notes in the Indenture in a way that would result in a loss of an exemption from any of the Taxes described thereunder or an exemption from any obligation to withhold or deduct Taxes so described thereunder unless the Issuer agrees to pay Additional Amounts, if any, in respect thereof;

(ix) release any of the Security Documents (other than in accordance with its terms);

(x) make any amendment to the terms of any of the Security Documents which would have a material adverse effect on the Holders; or

(xi) modify or change any provision of this Indenture or the related definitions affecting the ranking of the Notes in a manner which adversely affects the Holders otherwise than in accordance with the terms of this Indenture.

(C) **Approval of Disposition:** It shall not be necessary for the consent of the Holders under this clause 21 to approve the particular form of any proposed modification, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof.

(D) **Notice to Holder:** After a modification, supplement or waiver under this clause becomes effective, the Issuer shall give notice to the Holders in accordance with Condition 22 briefly describing the modification, supplement or waiver. Any failure of the Issuer to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture.

21.3 Revocation and Effect of Consents

(A) **Revocation:** Until a modification, supplement or waiver becomes effective, a consent to it by a Holder is a continuing consent by the Holder and every subsequent Holder of that Note or portion of that Note that evidences the same debt as the consenting Holder's Note, even if notation of the consent is not made on such Note. Subject to the (B) below, any such Holder or subsequent Holder may revoke the consent as to such Holder's Note or portion of such Note by notice to the Trustee or the Issuer received before the date on which the Trustee receives an Officers' Certificate certifying that the Holders of the requisite principal amount of Notes have consented (and not theretofore revoked such consent) to the modification, supplement or waiver.

(B) **Record Date:** The Issuer may, but shall not be obliged to, fix a record date for the purpose of determining the Holders entitled to consent to any modification, supplement or waiver. If a record date is fixed, then, notwithstanding the last sentence of paragraph (A) above, those persons who were Holders at such record date (or their duly designated proxies), and only those persons, shall be entitled to consent to such modification, supplement or waiver or to revoke any consent previously given, whether or not such persons continue to be Holders after such record date. No such consent shall be valid or effective for more than 90 days after such record date.

(C) ***Notation:*** Notes authenticated and delivered after the execution of any supplemental indenture pursuant to this clause 21 may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Issuer shall so determine, new Notes so modified as to conform to any such supplemental indenture may be prepared and executed by the Issuer and delivered by the Trustee in exchange for outstanding Notes.

(D) **Binding on every Holder:** After a modification, supplement or waiver becomes effective, it shall bind every Holder and successor thereof.

21.4 Trustee to sign amendments

The Trustee shall be entitled to receive, and shall be fully protected in relying upon, an Opinion of Counsel stating that the execution of any modification, supplement or waiver authorised pursuant to this clause 21 is authorised or permitted by this Indenture and that such modification or supplement constitutes the legal, valid, binding and enforceable obligation of the Issuer. The Trustee may, but shall not be obliged to, execute any such modification, supplement or waiver which affects the Trustee's own rights, duties or immunities under this Indenture or otherwise. In signing any modification, supplement or waiver, the Trustee shall be entitled to receive an indemnity satisfactory to it.

22. SUBSTITUTION

22.1 Substituted Obligor

The Trustee may, without the consent of the Holders, agree to the substitution of any wholly owned Subsidiary of the Issuer (the "**Substituted Obligor**") in place of the Issuer (or of any previous substitute under this clause 22.1) as the principal debtor under this Indenture and the Notes; *Provided That*:

(A) a deed is executed or undertaking given by the Substituted Obligor to the Trustee, in form and manner satisfactory to the Trustee, agreeing to be bound by this Indenture and the Notes (with consequential amendments as the Trustee may deem appropriate) as if the Substituted Obligor had been named in this Indenture and the Notes as the principal debtor in place of the Issuer;

(B) without prejudice to paragraph (A) above, the Substituted Obligor shall give an undertaking in terms corresponding to the provisions of clause 11 but on the basis that references to the Successor Company shall also include the Substituted Obligor and Condition 7 shall be deemed to be modified accordingly;

(C) if any two Directors of the Substituted Obligor certify that it will be solvent immediately after such substitution, the Trustee need not have regard to the Substituted Obligor's financial condition, profits or prospects or compare them with those of the Issuer or any previous substitute under this claim;

(D) the Issuer and the Substituted Obligor comply with such other requirements as the Trustee may direct in the interests of the Holders;

(E) the obligations of the Substituted Obligor under this Indenture and the Notes are unconditionally and irrevocably guaranteed by the Issuer to the Trustee's satisfaction;

(F) it is satisfied that the Substituted Obligor shall assume the Issuer's obligations under the Security Documents and other Finance Documents; and

(G) it is satisfied that the interests of the Holders will not be materially prejudiced thereby.

22.2 Supplemental Indenture

Any such supplemental indenture or undertaking shall, if so expressed, operate to release the Issuer or the previous substitute as aforesaid from all of its obligations as principal debtor under this Indenture. Not later than 14 days after the execution of such documents and compliance with such requirements, the Substituted Obligor shall give notice thereof in a form previously approved by the Trustee in accordance with Condition 22 to the Holders. Upon the execution of such documents and compliance with such requirements, the Substituted Obligor shall be deemed to be named in this Indenture as the principal debtor in place of the Issuer (or in place of the previous substitute under this clause 22) under this Indenture and this Indenture shall be deemed to be modified in such manner as shall be necessary to give effect to the above provisions and, without limitation, references in this Indenture to the Issuer shall, unless the context otherwise requires, be deemed to be or include references to the Substituted Obligor.

23. ELIGIBILITY

This Indenture shall always have a Trustee and a Security Trustee which is a trust corporation.

24. APPOINTMENT, RETIREMENT AND REMOVAL OF THE TRUSTEE AND SECURITY TRUSTEE

24.1 Appointment

The Issuer has the power of appointing new trustees or security trustees but no-one may be so appointed unless previously approved by an Extraordinary Resolution. A trust corporation

complying with the provisions of clause 22.1 will at all times be a Trustee and a Security Trustee and may be the sole Trustee and Security Trustee. Any appointment of a new Trustee or Security Trustee will be notified by the Issuer to the Holders as soon as practicable.

24.2 Automatic termination in certain events

The appointment of the Trustee and of the Security Trustee, respectively, shall forthwith terminate if at any time it becomes incapable of acting, or is adjudged insolvent or bankrupt, or files a voluntary petition in bankruptcy or makes an assignment for the benefit of its creditors or consents to the appointment of a Receiver or other similar official in respect of it or of all or any substantial part of its assets or admits in writing its inability to pay or meet its debts as they mature or suspends payment thereof, or if a resolution is passed or an order made for the winding-up or dissolution of the Trustee or the Security Trustee, as the case may be, or if a receiver, administrator or other similar official of the Trustee or the Security Trustee, as the case may be, or all or any substantial part of its property is appointed.

24.3 Replacement of Trustee and/or the Security Trustee

(A) **Resignation**: Each of the Trustee and the Security Trustee may resign at any time by so giving the Issuer at least 3 months' written notice without giving any reason or being responsible for any loss, liability, cost, expense, claim, action, demand or inconvenience suffered or incurred by reason of such retirement but without prejudice to any loss, liability, cost, expense, claim, action, demand or inconvenience of the Trustee or the Security Trustee (as applicable) accrued prior to such time.

(B) **Removal by Holders**: The Holders may by Extraordinary Resolution remove the Trustee and/or the Security Trustee.

(C) **Removal by Issuer**: The Issuer, by board resolution, may remove the Trustee and the Security Trustee if:

(i) the Trustee or the Security Trustee, as the case may be, fails to comply with clause 24.5;

(ii) the Trustee or the Security Trustee, as the case may be, becomes incapable of acting.

24.4 Appointment of Successor:

(A) If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason (the Trustee in such event being referred to in this Indenture as the "**retiring trustee**"), the Issuer shall promptly appoint another trust corporation complying with clause 23 as successor Trustee. If no trust corporation is appointed as successor Trustee within 30 days of the Trustee having resigned or the Trustee having received notification of its removal, the Trustee may appoint a successor. The retirement or

removal of any Trustee shall not become effective until a successor Trustee is appointed and has accepted such appointment pursuant to clause 24.5.

(B) If the Security Trustee resigns or is removed or if a vacancy exists in the office of Security Trustee for any reason (the Security Trustee in such event being referred to in this Indenture as the "**retiring security trustee**"), the Issuer shall promptly appoint another trust corporation complying with clause 23 as successor Security Trustee. If no trust corporation is appointed as successor Security Trustee within 30 days of the Security Trustee having resigned or the Security Trustee having received notification of its removal, the Security Trustee may appoint a successor. The retirement or removal of any Security Trustee shall not become effective until a successor Security Trustee is appointed and has accepted such appointment pursuant to clause 24.5.

24.5 Acceptance of appointment by successor

(A) **Execution of instrument**: Every successor trustee (including the Trustee and the Security Trustee) appointed under this Indenture shall execute and deliver to the Issuer and the retiring trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring trustee. Upon request of any such successor trustee, the Issuer shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor trustee all such rights, powers and trusts.

(B) **Qualified:** No successor trustee (including the Trustee and the Security Trustee) shall accept its appointment unless at the time of such acceptance such successor trustee shall be qualified and eligible under this clause 24 and under clause 23.

(C) **Liability for successor trustee**: No trustee (including the Trustee and the Security Trustee) under this Indenture shall be liable for the acts or omissions of any successor trustee.

24.6 Successor Trustee/Security Trustee by Merger

If the Trustee or the Security Trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust business to (including the rights and obligations under this Indenture), another corporation or banking association, the resulting, surviving or transferee corporation or banking association without any further act shall be the successor Trustee or Security Trustee, respectively.

24.7 Separate and Co-Trustees

(A) **Appointment:** Subject to clause 23 hereof, the Trustee may, upon giving prior notice to, and after consultation with, the Issuer (but without the consent of the Issuer or the

Holders), appoint any person established or resident in any jurisdiction to act either as a separate trustee or as a co-trustee jointly with the Trustee:

(i) if the Trustee reasonably considers such appointment to be in the interests of the Holders;

(ii) for the purposes of conforming with any legal requirements, restrictions or conditions in any jurisdiction in which any particular act or acts is or are to be performed; or

(iii) for the purposes of obtaining a judgement in any jurisdiction or the enforcement in any jurisdiction of either a judgement already obtained or any of the provisions of this Indenture against the Issuer.

(B) **Powers:** Such a person shall (subject always to the provisions of this Indenture) have such trusts, powers, authorities and discretions (not exceeding those conferred on the Trustee by this Indenture) as the Trustee sees fit and such duties and obligations as shall be conferred or imposed by the instrument of appointment.

(C) **Removal:** The Trustee may by written notice to the Issuer and that person remove that person.

(D) **Attorney:** The Issuer irrevocably appoints the Trustee to be its attorney in its name and on its behalf to execute any such instrument of appointment. At the Trustee's request, the Issuer will forthwith do all things as may be required to perfect such appointment or removal and each of them irrevocably appoints the Trustee as its attorney in its name and on its behalf to do so.

(E) **Remuneration:** Such reasonable remuneration as the Trustee may pay to any such person, together with any attributable loss, liabilities, costs and expenses, incurred by it in performing its function as such separate trustee or co-trustee, shall for the purposes of this Indenture be treated as loss, liabilities, costs and expenses, incurred by the Trustee.

24.8 Competence of a majority of Trustees

If there are more than two Trustees the majority of them will be competent to perform the Trustee's functions provided the majority includes a trust corporation.

24.9 Continuing Indemnity

Notwithstanding replacement of the Trustee and/or the Security Trustee pursuant to this clause 24, the Issuer's obligations under clause 19 shall continue for the benefit of the retiring trustee or security trustee (as applicable).

25. DISCHARGE OF INDENTURE; DEFEASANCE

25.1 Termination of Issuer's Obligations

This Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes, as expressly provided for in this Indenture) as to all outstanding Notes when:-

(A) either:

(i) all the Notes, authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced and Notes for whose payment money has been deposited in trust and thereafter repaid to the Issuer pursuant to clause 18) have been delivered to the Principal Paying Agent for cancellation; or

(ii) all Notes not delivered to the Principal Paying Agent for cancellation have become due and payable and the Issuer has irrevocably deposited or caused to be deposited with, or paid to or to the order of, the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not delivered to the Principal Paying Agent for cancellation, for principal of, premium, if any, and interest and Additional Amounts, if any, on the Notes to the date of deposit together with irrevocable instructions from the Issuer directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(B) the Issuer has paid all other sums payable under this Indenture by the Issuer; and

(C) the Issuer has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel stating that all conditions precedent under this Indenture relating to the satisfaction and discharge of this Indenture have been complied with.

25.2 Defeasance:

(A) **Legal defeasance:** The Issuer may, at any time, elect to have all its obligations discharged (save as provided below) with respect to the outstanding Notes ("**Legal Defeasance**") and the Issuer shall, following such election and subject to the provisions of sub-clause (C) below, be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, and satisfied all of its obligations with respect to the Notes, except for those in respect of:

(i) the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest and Additional Amounts, if any, on the Notes when such payments are due;

(ii) the Issuer's obligations with respect to any Definitive Notes concerning issuing temporary Definitive Notes, registration of Definitive Notes, mutilated, destroyed, lost or stolen Notes; and

(iii) the maintenance of an office or agency for payments;

(iv) the obligation to maintain a listing for such Notes on the Luxembourg Stock Exchange;

(v) the rights, powers, trust, duties and immunities of the Trustee and the Security Trustee, respectively, and the Issuer's obligations in connection therewith; and

(vi) this clause 25.2.

(B) **Covenant defeasance:** The Issuer may, at any time, elect to have the obligations of the Issuer released with respect to clauses 13.2, 13.3, 13.4, 13.5, 13.6, 13.7, 13.8, 13.9, 13.10, 13.14, 13.15, 13.16 and 15.1(B)(ii) ("**Covenant Defeasance**") and, following such election and subject to the provisions of sub-clause (C) below, any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, events described under clauses 17.1(F) and (G), (inclusive) and, with respect only to Significant Subsidiaries or members of any Significant Subsidiary Group, clause 17.1(H) to (O) (inclusive), will no longer constitute an Event of Default with respect to the Notes.

(C) **Requirements:** In order to exercise either Legal Defeasance or Covenant Defeasance:

(i) the Issuer must irrevocably deposit with the Trustees, in trust, for the benefit of the holders of Notes cash in pounds sterling, non-callable government obligations of the U.K., or a combination thereof, in such amounts as will be sufficient, in the opinion of a U.S. or U.K. nationally recognised firm of independent public accountants, to pay the principal of, premium, if any, interest and Additional Amounts, if any, on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

(ii) in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee:

(a) an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that:

(1) the Issuer has received from, or there has been published by, the U.S. Internal Revenue Service a ruling; or

(2) since the date of the Indenture, there has been a change in the applicable U.S. federal income tax law,

in either case, to the effect that, and based thereon such Opinion of Counsel shall confirm that, the holders of Notes will not recognise income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; and

(b) an Opinion of Counsel in the United Kingdom reasonably acceptable to the Trustee to the effect that:

(1) holders of Notes will not recognise income, gain or loss for United Kingdom income tax purposes as a result of such Legal Defeasance and will be subject to United Kingdom income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; and

(2) payments from the defeasance trust will be free and exempt from any and all withholding and other income taxes of whatever nature imposed or levied by or on behalf of the United Kingdom or any political subdivision thereof or therein having the power to tax;

(iii) in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee:

(a) an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that the holders of Notes will not recognise income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; and

(b) an Opinion of Counsel in the United Kingdom reasonably acceptable to the Trustee to the effect that:

(1) holders of Notes will not recognise income, gain or loss for United Kingdom income tax purposes as a result of such Covenant Defeasance and will be subject to United Kingdom income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; and

(2) payments from the defeasance trust will be free and exempt from any and all withholding and other income taxes of whatever nature imposed or levied by or on behalf of the United Kingdom or any political subdivision thereof or therein having the power to tax;

(iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default specified in clauses 17.1(H) to (O) (inclusive) are concerned, at any time in the period ending on the day which is six months and one day after the date of deposit;

(v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture or any other material agreement or instrument to which the Issuer or any of its Restricted Subsidiaries is a party or by which the Issuer or any of its Restricted Subsidiaries is bound;

(vi) the Issuer shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Issuer with the intent of preferring the Holders over any other creditors of the Issuer or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Issuer or others;

(vii) the Issuer shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with;

(viii) the Issuer shall have delivered to the Trustee an Opinion of Counsel both in England and the United States (subject to customary exceptions) to the effect that:

(a) the trust funds will not be subject to any rights of holders of Indebtedness, including, without limitation, those arising under the Indenture; and

(b) after the day which is six months and one day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganisation or similar laws affecting creditors' rights generally under any applicable English and U.S. federal or state law, and that the Trustee has a perfected security interest in such trust funds for the rateable benefit of the holders of Notes; and

(ix) the satisfaction of such other requirements as the Trustee may reasonably require with respect to such Legal Defeasance or Covenant Defeasance.

Notwithstanding the foregoing, the Opinion of Counsel in the United States and the United Kingdom required by clause (ii) above with respect to a Legal Defeasance need not be delivered if all Notes not delivered to the Trustee for cancellation as a consequence of such Legal Defeasance:

(a) have become due and payable, or

(b) will become due and payable on the maturity date within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer.

25.3 Application of Trust Money

(A) The Trustee shall hold in trust the cash and non-callable obligations deposited with it pursuant to clause 25.1, and shall apply the deposited cash and the money from non-callable obligations in accordance with this Indenture to the payment of the principal of and interest on the Notes. The Trustee shall be under no obligation to invest such cash or non-callable obligations except as it may agree in writing with the Issuer.

(B) The Issuer shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the cash and non-callable obligations deposited pursuant to clause 25.1 or the principal and interest received in respect thereof, other than any such tax, fee or other charge which by law is for the account of the Holders of outstanding Notes.

25.4 Repayment to the Issuer

Subject to clause 25.1, the Trustee, as the case may be, shall promptly pay to the Issuer upon request any cash or non-callable obligations held by it at any time and thereupon shall be relieved from all liability with respect to such money. The Trustee shall pay to the Issuer upon request any money held by them for the payment of principal or interest in respect of Notes that have become void.

25.5 Reinstatement

If the Trustee is unable to apply any cash or non-callable obligations in accordance with clause 25.2 by reason of any legal proceeding or by reason of any order or judgement of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Issuer's obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to clause 25.1 until such time as the Trustee is permitted to apply all such cash or non-callable obligations in accordance with clause 18; *Provided That* if the Issuer has made any payment of interest on or principal of any Notes because of the reinstatement of its obligations, the Issuer shall be subrogated to the rights of the Holders of such Notes to receive such payment from the cash or non-callable obligations held by the Trustee.

25.6 Acknowledgement of Discharge by Trustee

After:

(A) the conditions of clause 25.1 have been satisfied,

(B) the Issuer has paid or caused to be paid all other sums payable under this Indenture by the Issuer, and

(C) the Issuer has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions referred to in (A) above relating to the satisfaction and discharge of this Indenture, to Legal Defeasance or Covenant Defeasance, as applicable, have been complied with,

the Trustee upon request shall acknowledge in writing the discharge or defeasance, as applicable, of the Issuer's obligations under this Indenture except for those surviving obligations specified in clause 25.1.

26. NOTICES

Any communication shall be by letter or fax:

in the case of the Issuer, to it at:

Nizels Georgian House
Nizels Lane
Hildenborough
Kent TN11 BNT
Fax No: 01732 835990

Attention: Charlie Parker, Managing Director

and in the case of the Trustee and/or the Security Trustee, to it at:

1 Canada Square
London 020 7322 6399

Attention: Corporate Trust Administration Department

Communications will take effect, in the case of delivery, when delivered or, in the case of fax, when despatched. Communications not by letter shall be confirmed by letter but failure to send or receive that letter shall not invalidate the original communication.

27. FURTHER ISSUES

27.1 Liberty to Create

The Issuer may from time to time without the consent of the Holders create and issue further notes having the same terms and conditions as the Notes in all respects (or in all respects except for the amount and due date for the first payment of interest thereon) and so that the same shall be consolidated and form a single series with the Notes.

27.2 Means of Constitution

Any further notes created and issued pursuant to the provisions of clause 27.1 so as to form a single series with the Notes shall be constituted by a deed supplemental to this Indenture. The Issuer shall prior to the issue of any notes to be so constituted execute and deliver to the Trustee and the Security Trustee a deed supplemental to this Indenture (if applicable duly stamped or denoted) and containing a covenant by the Issuer in the form *mutatis mutandis* of clause 7 in relation to the principal and interest in respect of such further Notes and such other provisions (corresponding to any of the provisions contained in this Indenture) as the Trustee and the Security Trustees shall require.

27.3 Noting of Supplemental Deeds

A memorandum of every such supplemental deed shall be endorsed by the Trustee on this Indenture and by the Issuer on the duplicate(s) of this Indenture.

27.4 Notice of Further Issues

Without prejudice to the requirements in respect of Additional Notes provided in clause 7.1(B)(iv), whenever it is proposed to create and issue any further notes created and issued pursuant to the provisions of clause 27.1 so as to form a single series with the Notes, the Issuer shall give to the Trustee not less than seven days' notice in writing of its intention to do so, stating the amount of further Notes proposed to be created or issued.

28. SECURITY AND SECURITY TRUSTEE PROVISIONS

28.1 Declaration of Trust

The Security Trustee shall stand possessed of and shall hold all the covenants, undertakings, charges, assignments, trusts and other security interests made, given or to be made or given under or pursuant to each of the Security Documents in its capacity as Security Trustee for the benefit of the Secured Creditors upon trust for the Secured Creditors in accordance with the provisions of this Indenture and the Security Documents and segregated from the rest of the Security Trustee's assets.

28.2 Continuing Security

(A) The Security created by the Security Documents shall be held by the Security Trustee as a continuing security for the payment in full of the Secured Liabilities notwithstanding any settlement of account or any other act, event or matter whatsoever except only the release of the Security in accordance with the terms of the Security Documents.

(B) The Security created by the Security Documents shall not, unless otherwise specified therein, be satisfied by any intermediate payment or satisfaction of any amount hereby or thereby secured thereon and the Security so created shall be in addition to and shall not be prejudiced by any other security or guarantee now or hereafter held by the Security Trustee or any other person for all or any part of the Secured Liabilities hereby and thereby secured thereon or the liability of any person for the whole or any part of the Secured Liabilities.

28.3 Enforcement of Security by Security Trustee

(A) Save as otherwise provided in this Indenture, the Security Trustee shall take no action to enforce the Charged Property unless and to the extent instructed to do so by the Trustee. In relation to any other matter, the Security Trustee shall, to the extent instructed by the Trustee, act in accordance with such instructions but otherwise may (but shall not be obliged to) act in such manner as it sees fit.

(B) If the Security Trustee does enforce the Charged Property, it may (subject to the terms of the Security Documents) do so in such manner as it sees fit and solely (subject to applicable provisions of law or principles of equity) having regard to the interests of the Secured Creditors. The Security Trustee shall not, in the absence of negligence or wilful misconduct, be responsible to any other Person for any failure to enforce or to maximise the proceeds of any enforcement, or ceasing any such enforcement at any time.

28.4 Proceeds of Enforcement of Security

Subject to clause 28.5, the Security Trustee shall appropriate and distribute the net proceeds of enforcement of the Charged Property in the following manner and order (but so that in each case only if and to the extent that appropriations and distributions of a higher priority have been made in full):

FIRST in payment of all costs, expenses, charges and liabilities (and all interest thereon as provided in the Security Documents) incurred by or on behalf of the Security Trustee and any receiver, attorney or agent, in each case in connection with carrying out, or purporting in good faith to carry out, its duties and exercising its powers and discretions under the Security Documents, the remuneration of the Security Trustee and every receiver, attorney and agent appointed by the Security Trustee under the Security Documents;

SECOND	in payment of all costs, expenses, charges and liabilities (and all interest thereon as provided in the Finance Documents (if any)) reasonably incurred by or on behalf of the Secured Creditors, including the Trustee and any receiver, attorney or agent appointed by the Trustee, in connection with the enforcement of any Finance Documents;
THIRD	in payment to the Trustee for application towards the Secured Liabilities in accordance with this Indenture; and
FOURTH	in payment of the surplus (if any) to the Issuer (without prejudice to, or liability in respect of, any question as to how such payment shall be dealt with as between the Issuer and any other person).

28.5 Suspense Account, Investment and Accumulations

(A) Pending appropriation and distribution under clause 28.4, the Security Trustee may place any sum received, recovered or held by it representing or constituting the net proceeds of enforcement of the Charged Property (the "**Enforcement Proceeds**") at any time after the Security constituted by the Security Documents becomes enforceable in a suspense account at a Qualifying Bank which it may maintain until the Secured Liabilities have been discharged in full.

(B) The Security Trustee may invest in the name or under the control of the Security Trustee an amount equal to the balance from time to time standing to the credit of any suspense account in any of the investments for the time being authorised by English law for the investment by trustees of trust moneys or in any other investments (whether similar to the aforesaid or not) which may be selected by the Security Trustee as if the Security Trustee were an absolute beneficial owner or by placing the same on deposit in the name or under the control of the Security Trustee and in such currency as the Security Trustee may think fit. The Security Trustee may at any time vary or transfer any of such investments for or into any other such investments or convert any other moneys so deposited into any other currency and shall not be responsible for any loss occasioned thereby (whether by depreciation in value, fluctuation in exchange rates or otherwise) unless such loss is occasioned by the negligence, wilful misconduct or fraud of the Security Trustee. The Security Trustee shall not be under any obligation to diversify any investment or investments made by it pursuant to this clause 28.

(C) The resulting income arising on any investments made pursuant to paragraph (B) above may be accumulated by the Security Trustee and added to the Enforcement Proceeds held by the Security Trustee in accordance with the provisions of this Indenture.

28.6 Release of Security

Notwithstanding any of the provisions of the Security Documents, if so instructed by the Trustee in accordance with this clause 28 the Security Trustee shall, at the cost of the Issuer, release from the Charged Property the assets and Rights to which such instruction relates.

28.7 Continuation of Trusts

Any trusts constituted herein or by the Security Documents shall remain in full force and effect for so long as any amounts remain due to the Security Trustee, any Receiver or delegate of the Security Trustee pursuant to the Security Documents or any of the Secured Liabilities remains due to any of the Secured Creditors.

28.8 Perpetuity Period

The perpetuity period applicable hereby under the rule against perpetuities shall be the period of eighty years from the date of these presents and every power, authority or discretion to which the said rule applies which is conferred upon the Security Trustee or any other person by these presents shall only be exercisable during that period.

28.9 Information from Trustee

The Trustee will notify the Security Trustee of the occurrence of any Enforcement Event or Event of Default, but (in the case of an Event of Default) only if the Trustee has received written notice specifying the event concerned (and expressly identifying it as an Event of Default) or otherwise has actual knowledge thereof. The Security Trustee shall be entitled to rely, and shall not be liable for acting, upon any directions or any instructions given or purported to be given by the Trustee notwithstanding any error in transmission or that such directions or instructions prove not to be genuine, and such directions or instructions shall be conclusively deemed to be valid directions or instructions from Trustee for the purposes of this Indenture *Provided That* the Security Trustee may decline to act on any such directions or instructions where in the opinion of the Security Trustee they are insufficient, incomplete, inconsistent or not received by the Security Trustee in sufficient time to act thereon or in accordance therewith.

28.10 Security Trustee to Assume Performance

Subject to the terms of the Security Documents, the Security Trustee need not notify to any person of the execution of this Indenture or any documents comprised or referred to in this Indenture or to take any steps to ascertain whether any default or any event of default under any of the Security Documents has occurred. Subject to the terms of the Security Documents, until it shall have actual knowledge or express notice pursuant to the relevant Security Document or this Indenture to the contrary, the Security Trustee shall be entitled to assume that no default or event of default thereunder has happened and that the Issuer is observing and performing all its obligations under the Security Documents.

29. MISCELLANEOUS

29.1 Issuer to furnish Trustee with names and addresses of Holders

The Issuer will furnish or cause to be furnished to the Trustee:

(A) semi-annually, not more than 15 days after each Record Date, a list, in such form as the Trustee may reasonably require, of the names and addresses of the Holders of any Definitive Notes as of such Record Date, and

(B) at such other times as the Trustee may request in writing, within 30 days after the receipt by the Issuer of any such request, a list of similar form and content as of a date not more than 15 days prior to the time such list is furnished.

29.2 Preservation of information: notices to Holders

The Trustee shall preserve, in as current a form as is reasonably practicable, the names and addresses of Holders of any Definitive Notes contained in the most recent list furnished to the Trustee and the names and addresses of Holders received by the Trustee. The Trustee may destroy any list furnished to it upon receipt of a new list so furnished.

29.3 Waiver of notice

Where this Indenture provides for notice in any manner, such notice may be waived in writing by the person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waiver of notice shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

29.4 Certificate and opinion as to conditions precedent

Upon any request or application by the Issuer to the Trustee to take or refrain from taking any action under this Indenture, the Issuer shall furnish to the Trustee at the request of the Trustee:

(A) an Officers' Certificate in form satisfactory to the Trustee stating that, in the opinion of the signatories, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

(B) an Opinion of Counsel in form satisfactory to the Trustee stating that, in the opinion of such Counsel all such conditions precedent have been complied with; *Provided That* with respect to matters of fact an Opinion of Counsel may rely on an Officers' Certificate or certificates of public officials.

29.5 Statements required in certificate of opinion

Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

(A) a statement that the person making such certificate or opinion has read such covenant or condition;

(B) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(C) a statement that, in the opinion of such person, he has made such examination or investigation as is necessary to enable him to express an informal opinion as to whether or not such covenant or condition has been complied with; and

(D) a statement as to whether or not, in the opinion of such person, such condition or covenant has been complied with.

29.6 Successors

All agreements of the Issuer in this Indenture and the Notes shall bind its successor. All agreements of the Trustee and the Security Trustee (as applicable) in this Indenture shall bind its successor.

29.7 Counterparts

The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same instrument and agreement.

29.8 No adverse interpretation of other agreements

This Indenture may not be used to interpret another indenture, loan or debt agreement of the Issuer or any Subsidiary of the Issuer. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

29.9 Non-Business Days

If a payment date is not a Business Day in London and in the place of the specified office of the Principal Paying Agent, payment may be made on the next succeeding such Business Day, and no interest shall accrue for the intervening period.

29.10 Judgement currency

The Issuer agrees to indemnify the Trustee and the Security Trustee and each Holder against any loss incurred by any of them as a result of any judgement or order being given or made for any amount due under this Indenture or the Notes and such judgement or order being expressed and paid in a currency (the "**Judgement Currency**") other than pounds sterling and as result of any variation as between (i) the rate of exchange at which the sterling amount is converted into the Judgement Currency for the purpose of such judgement or order and (ii) the spot rate of exchange in London at which any such person on the date of payment of such judgement or order is able to purchase pounds sterling with the amount of the Judgement Currency actually received by such person. The foregoing indemnity shall continue in full force and effect notwithstanding any such judgement or order as aforesaid. The term "**spot rate of exchange**" shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, pounds sterling.

29.11 **Indemnities Separate**

The Indemnities contained in this Indenture constitute separate and independent obligations from the other obligations in this Indenture, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted by the Trustee and/or the Security Trustee and/or any Holder and will continue in full force and effect despite any judgement, order, claim or proof for a liquidated amount in respect of any sum due under this Indenture and/or the Notes or any other judgement or order.

29.12 **Illegality**

If at any time any provision of this Indenture is or becomes illegal, invalid or unenforceable in any respect under the laws of England and Wales, the legality, validity or enforceability of none of the other provisions of this Indenture and the Notes shall in any way be affected or impaired thereby and this Indenture shall be read and construed as though the relevant provision affected by such illegality, invalidity or unenforceability and all references to it had not been included in this Indenture.

30. GOVERNING LAW

This Indenture shall be governed by and construed in accordance with English law.

31. SUBMISSION TO JURISDICTION

(A) The courts of England are to have jurisdiction to settle any dispute arising out of or in connection with this Indenture. Any Proceeding may therefore be brought in the English courts. This jurisdiction agreement is irrevocable and is for the exclusive benefit of the Trustee, the Security Trustee and the Holders.

(B) Nothing contained in this clause shall limit the right of the Trustee, the Security Trustee and the Holders to take Proceedings against the Issuer in any other court or in the courts of more than one jurisdiction at the same time.

(C) The Issuer irrevocably waives (and irrevocably agrees not to raise) any objection, on the ground of forum non conveniens or on any other ground, to the taking of Proceedings in any court referred to in this clause. Each party also irrevocably agrees that a judgement against it in Proceedings brought in any jurisdiction referred to in this clause shall be conclusive and binding upon it and may be enforced in any other jurisdiction.

SCHEDULE 1:
DEFINITIVE NOTE

Part 1:
Form of Definitive Note

On the front:

£[ ],000 [Serial No.]

CLUBHAUS PLC

(Incorporated with limited liability in England and Wales) (registered number: 3125439)

£15,000,000 Step Up Guaranteed Secured Subordinated PIK Notes due 2009

The Notes to which this certificate relates forms part of a series designated as specified in the title (the "**Notes**") of Clubhaus PLC (the "**Issuer**") constituted by the Indenture dated 24th May, 1999 (the "**Principal Indenture**" and, the Principal Indenture as supplemented by a (First) Supplemental Indenture dated 20 December 1999, as further supplemented by a (Second) Supplemental Indenture dated 5 February 2002, as further supplemented by a (Third) Supplemental Indenture dated 11 April 2002 and as amended and restated (following a court order sanctioning a scheme of arrangement under section 425 of the Companies Act 1985) on [●] 2002, the "**Indenture**"), made between the Issuer and the Bank of New York as trustee and security trustee for the holders of the notes referred to on the reverse hereof. The issue of the Notes was authorised by resolutions of the Board of Directors of the Issuer dated 14th May, 1999. The Notes are subject to, and have the benefit of, the Indenture and the terms and conditions (the "**Conditions**") endorsed hereon.

The Issuer hereby certifies that [ ] of [ ] [is][are], at the date hereof, entered in the Register as the holder(s) of Notes in the principal amount of £[ ] ([ ] pounds sterling) and [is][are] entitled on 1 June 2009 (or on such earlier date as said principal sum becomes repayable in accordance with the Conditions or the Indenture) together with such premium and other amounts (if any) as may be payable, all subject to and in accordance with the said Conditions and the provisions of the Indenture.

Interest is payable (either in cash or (at the election of the Issuer in respect of the first two Interest Payment Dates only) in kind through the issue of Additional Notes to the Holders) on the said principal sum payable in arrear on each of 31 December 2002, 31 December 2003 and, thereafter, semi-annually in arrear on 30 June and 31 December in each year up to and including 31 December 2008 and on the Maturity Date subject to and in accordance with the said Conditions and the provisions of the Indenture.

[The statements set forth in the legend below are an integral part of the Notes in respect of which this Definitive Note certificate is issued and each holder of such Notes agrees to be subject to and bound by the terms and provisions set forth in such legend.][1] For so long as the Notes are outstanding, the Issuer

[1] To appear only on a Restricted Definitive Note

will, for so long as the Issuer is not subject to Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934 nor exempt from reporting pursuant to Rule 12g3-2(b) thereunder, provide to the holder hereof or to any prospective purchaser hereof designated by such holder, upon the request of such holder, the information required to be provided by rule 144A(d)(4)(i) under the Securities Act.

This Definitive Note certificate is evidence of entitlement only. Title to the Definitive Notes passes only on due registration on the Register and only the duly registered title holder is entitled to payments in respect of the Definitive Notes. This Definitive Note certificate shall not become valid for any purpose until the Certificate of Authentication hereon shall have been signed by or on behalf of the Registrar.

Dated as of ● 20●

CLUBHAUS PLC

By:

____

Authorised signatory

Certificate of Authentication

This Definitive Note is authenticated
by or on behalf of the
Principal Paying Agent/Registrar[2] without
recourse, warranty or liability

By:_________________________
as Principal Paying Agent/Registrar
Authorised signatory Date:

[2] The Principal Paying Agent shall authenticate a Definitive Note if it is issued in exchange for a Global Note and the Registrar shall authenticate a Definitive Note if it is issued in exchange for another Definitive Note.

"THIS NOTE EVIDENCED HEREBY HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, PRIOR TO THE EXPIRATION OF A RESTRICTED PERIOD (DEFINED AS 40 DAYS AFTER THE CLOSING DATE WITH RESPECT TO THE NOTES), AND WITHOUT PREJUDICE TO THE BEARER NATURE OF THIS NOTE, MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S OR (B) TO A PERSON WHOM THE SELLER REASONABLY BELIEVES TO BE A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT ("RULE 144A") IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, AND IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES."[3].

"THIS NOTE HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS NOTE NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

THE HOLDER OF THIS NOTE BY ITS ACCEPTANCE HEREOF (1) REPRESENTS THAT (A) IT IS A "QUALIFIED INSTITUTIONAL BUYER" AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT OR (B) IT IS NOT A U.S. PERSON AND IS ACQUIRING THIS NOTE IN AN "OFFSHORE TRANSACTION" PURSUANT TO RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (2) AGREES THAT IT WILL NOT PRIOR TO (X) THE DATE WHICH IS TWO YEARS (OR SUCH SHORTER PERIOD OF TIME AS PERMITTED BY RULE 144(k) UNDER THE SECURITIES ACT OR ANY SUCCESSOR PROVISION THEREUNDER) AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF (OR OF ANY PREDECESSOR OF THIS NOTE) OR THE LAST DAY ON WHICH CLUBHAUS PLC (THE "ISSUER") OR ANY AFFILIATE OF THE ISSUER WAS THE OWNER OF THIS NOTE (OR ANY PREDECESSOR OF THIS NOTE) AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAWS (THE "RESALE RESTRICTION TERMINATION DATE"), OFFER, SELL OR OTHERWISE TRANSFER THIS NOTE EXCEPT (A) TO THE ISSUER, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) FOR SO LONG AS THE NOTES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT, TO A PERSON IT REASONABLY BELIEVES TO BE A "QUALIFIED INSTITUTIONAL BUYER" AS DEFINED IN RULE 144A THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT OR (E) PURSUANT TO ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND (3) AGREES THAT IT WILL GIVE TO EACH

[3] To appear only on a Definitive Note required to bear the Regulation S Legend

PERSON TO WHOM THIS NOTE IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND, SUBJECT TO THE ISSUER'S AND PRINCIPAL PAYING AGENT'S RIGHT (I) PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSES (D) AND (E) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM, AND (II) IN EACH OF THE FOREGOING CASES, TO REQUIRE THAT A CERTIFICATION IN THE FORM APPEARING IN THE AGENCY AGREEMENT IS COMPLETED AND DELIVERED BY THE TRANSFEROR TO THE BOOK ENTRY DEPOSITARY OR THE PRINCIPAL PAYING AGENT AS THE CASE MAY BE. AS USED THEREIN, THE TERMS "OFFSHORE TRANSACTION," "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANINGS GIVEN TO THEM BY REGULATION S UNDER THE SECURITIES ACT."[4]

[4] To appear only on a Definitive Note required to bear the Securities Act legend.

On the back:

Terms and Conditions

[Here will be set out the Terms and Conditions
which appear in Schedule 1, Part 4]

PRINCIPAL PAYING AGENT

Deutsche Bank Trust Company Americas
4 Albany Street
New York
New York 10006

PAYING AGENTS

Deutsche Bank Trust Company Americas
4 Albany Street
New York
New York 10006

Deutsche Bank Trust Luxembourg S.A.
2 Boulevard Konrad Adenauer
L-115 Luxembourg

REGISTRAR
Deutsche Bank Trust Company Americas
4 Albany Street
New York
New York 10006

TRANSFER AGENT
Deutsche Bank Trust Luxembourg S.A.
2 Boulevard Konrad Adenauer
L-115 Luxembourg

Part 2:
Form of Transfer of Definitive Note

For value received the undersigned hereby sell(s), assign(s) and transfer(s) to

....

....

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS (INCLUDING POSTCODE OR EQUIVALENT) OF TRANSFEREE)

£[ ] principal amount of this Note and all rights under it, and irrevocably constitutes and appoints .... as attorney to transfer such principal amount of this Note on the Register maintained by Clubhaus plc in accordance with the Conditions, with full power of substitution.

Dated ....

Signed ....
Certifying Signature

Note:

(i) The signature to this transfer must correspond with the name(s) as it/they appear(s) on the face of this Note. In the case of joint holders, each of the joint holders named on the Register must sign this form of transfer.

(ii) A representative of the Holder should state the capacity in which he signs e.g. executor.

(iii) The signature of the person effecting a transfer shall conform to any list of duly authorised specimen signatures supplied by the registered holder or be certified by a recognised bank, notary public or in such other manner as the Registrar may require.

(iv) This form of transfer must be accompanied by such documents, evidence or information as the Registrar may require.

(v) Where the transferor is a corporation, this form of transfer shall be executed under its common seal or under the hand of two of its officers duly authorised in writing.

Part 3:
Form of election to purchase

If you the Holder want to elect to have this Note purchased by the Issuer, tick the box: ☐

If you want to elect to have only part of this Note purchased by the Issuer, state the amount: ________ (£1,000 or an integral multiple thereof).

If you want to elect to have the purchase price transferred into a bank account please provide the following details:

Name of Bank:

Address:

Account No:

If you want to elect to have the purchase price sent by cheque please provide the name of the person to whom the cheque should be made payable and the address to which it should be sent:

Name:

Address:

Dated: .... Your signature: ....

Part 4:
The Conditions

CLUBHAUS PLC

£15,000,000 Step Up Guaranteed Secured Subordinated PIK Notes due 2009

1. **Notes and Indenture**

This Note represents part of a duly authorised issue of Notes of the Issuer, designated as its Step Up Guaranteed Secured Subordinated PIK Notes due 2009 (the "**Notes**"), limited in aggregate principal amount to £15,000,000 (except for Notes issued in substitution for destroyed, lost or stolen Notes) issuable under an indenture dated 24th May, 1999 (the "**Principal Indenture**" and, the Principal Indenture as supplemented by a (First) Supplemental Indenture dated 20 December 1999, as further supplemented by a (Second) Supplemental Indenture dated 5 February 2002, as further supplemented by a (Third) Supplemental Indenture dated 11 April 2002 and as amended and restated (following a court order sanctioning a scheme of arrangement under the Companies Act 1985) on [●] 2002, the "**Indenture**"), between the Issuer, the Trustee and the Security Trustee. The terms of the Notes include those stated in the Indenture. The Notes are subject to all such terms, and Holders are referred to the Indenture for a statement of them. Each Holder, by accepting a Note, agrees to be bound by and subject to all of the terms and provisions of the Indenture and the Agency Agreement, in each case as the same may be amended from time to time.

Capitalised terms contained in this Note to the extent not defined herein shall have the meanings assigned to them in the Indenture.

2. **Interest**

(A) Clubhaus plc, a public limited company organised under the laws of England (the "**Issuer**"), promises to pay interest at the rate of (i) (subject to paragraph (B) of this Condition 2) 6.0 per cent. per annum in respect of the period commencing on (and including) the Amendment Date to (but excluding) 31 December 2002, (ii) (subject to paragraph (B) of this Condition 2) 8.0 per cent. per annum in respect of the period commencing on (and including) 31 December 2002 to (but excluding) 31 December 2003 and, (iii) thereafter, 12.0 per cent per annum, in each case on the principal amount of this Note in arrear on each of 31 December 2002, 31 December 2003 and, thereafter, semi-annually in arrear on 30 June and 31 December of each year until 31 December 2008 and, thereafter on the Maturity Date (each, an "**Interest Payment Date**"), and the first such payment (after the Amendment Date) will be made on 31 December 2002, in respect of the period from and including the Amendment Date to but excluding 31 December 2002. Interest on the Notes will accrue from and including the most recent date to which interest has been paid save in the case of the first Interest Payment Date (after the Amendment Date) when interest will accrue from and including the Amendment Date. If an Interest Payment Date falls on a day that is not a Business Day in London and the place of the specified office of the Principal Paying Agent, the

interest payment to be made on such Interest Payment Date will be made on the next succeeding Business Day with the same force and effect as if made on such Interest Payment Date, and no additional interest will accrue as a result of such delayed payment.

(B) Notwithstanding paragraphs (A)(i) and (A)(ii) of this Condition 2, the Issuer may elect in its discretion and in accordance with the terms of this paragraph (B) that it shall pay interest at the rate of 10.0 per cent. per annum (i) in respect of the period from (and including) the Amendment Date to (but excluding) 31 December 2002 and/or (ii) in respect of the period from (and including) the 31 December 2002 to (but excluding) 31 December 2003, in each case by issuing additional Notes (the "**Additional Notes**") in lieu of cash interest that would otherwise be due on the relevant Interest Payment Date. Any such election shall be made by the Issuer in accordance with the terms of clause 7.1(B)(iv) of the Indenture. In the event the Issuer so elects, on the relevant Interest Payment Date, the Issuer will issue to each Holder Additional Notes (dated the date of such Interest Payment Date) in a principal amount equal to the amount of interest due pursuant to this paragraph (B) but not paid on such Interest Payment Date. Such Additional Notes will have a maturity date, will bear interest and will be subject to terms and conditions identical to the Notes as set out herein (save for any payment obligations or other liabilities arising prior to the date of issue of such Additional Notes) and shall be consolidated and form a single series with the Notes. Each issue of Additional Notes will constitute full payment of the cash interest due to the extent of the nominal value of the Additional Notes issued. If the Company is required by law to withhold on account of tax any Additional Notes issued, it will do so and will tender such Additional Notes to the relevant tax authority in satisfaction of the tax or do such other things as required by law if the relevant tax authority is satisfied that it is not practical to withhold Additional Notes on account of such tax as aforesaid.

(D) Interest will be computed on the basis of a 360-day year of twelve months of 30 days each.

3. **Method of Payment**

(A) The interest payable on the Notes and punctually paid or duly provided for, on any Interest Payment Date will, as provided in the Indenture, be paid (or, in the case of Additional Notes, issued) to the person in whose name this Note is registered at the close of business on the regular record date, which shall be the fourteenth day (whether or not a Business Day) prior to such Interest Payment Date. Any such interest which is not punctually paid or duly provided for, and any interest payable on such defaulted interest (to the extent lawful), will forthwith cease to be payable to the Holder on such regular record date and shall be paid to the person in whose name this Note is registered at the close of business on a special record date for the payment of such defaulted interest to be fixed by the Issuer, notice of which shall be given to the Holder not less than 15 days prior to such special record date.

(B) Payment of the principal of, premium (if any), interest, Additional Amounts (if any) or any other amounts on this Note will be made by transfer to a sterling account designated by the payee, or, at the option of the Holder, by sterling cheque drawn on a branch of a bank in the United Kingdom, subject in all cases to any fiscal or other laws and regulations applicable in the place of payment, but without prejudice to the provisions under clause 11 of the Indenture and in the case of final payment in full, surrender of this Note at the specified office of the Paying Agent in New York or of the Paying Agent in Luxembourg.

4. Paying Agent, Registrar and Transfer Agents

Initially, Deutsche Bank Trust Company Americas, New York office will act as Principal Paying Agent and Registrar and Deutsche Bank Luxembourg S.A. will act as Paying Agent and Transfer Agent. The Issuer may change any Paying Agent, Registrar or Transfer Agent in accordance with the provisions of the Agency Agreement.

5. Additional Amounts

The Issuer will pay to the Holders of Notes such Additional Amounts as may become payable under clause 11 of the Indenture.

6. Optional Redemption

Subject to the terms of the Deed of Subordination, the Notes will be redeemable, at the Issuer's option, in whole at any time or in part from time to time (in a minimum principal amount of £1,000 and integral multiples thereof), upon not less than 30 nor more than 60 days' notice at their outstanding principal amount, *plus* accrued and unpaid interest thereon, if any, and Additional Amounts, if any, to the date of redemption.

7. Redemption for Taxation Reasons

Subject to the terms of the Deed of Subordination, the Issuer, at its option, may redeem the Notes in whole but not in part at any time upon giving not less than 30 nor more than 60 days' notice to the holders of Notes (which notice shall be irrevocable), at a redemption price equal to the principal amount thereof, together with accrued and unpaid interest to the date fixed by the Issuer for redemption (a "**Tax Redemption Date**") and all Additional Amounts, if any, then due and which will become due on the Tax Redemption Date as a result of the redemption or otherwise, if the Issuer determines that, as a result of:

(a) any change in, or amendment to, the laws or treaties (or any regulations or rulings promulgated thereunder) of the Relevant Taxing Jurisdiction affecting taxation which becomes effective on or after the Issue Date,

(b) any change in position regarding the application, administration or interpretation of such laws, treaties, regulations or rulings (including a holding, judgement or order by a court of competent jurisdiction or any change in any practice or concession of the

United Kingdom Inland Revenue regarding the foregoing), which change in position becomes effective on or after the Issue Date, or

(c) the issuance of Definitive Notes due to (x) DTC being at any time unwilling or unable to continue as or ceasing to be a clearing agency registered under the Exchange Act and a successor to DTC registered as a clearing agency under the Exchange Act is not able to be appointed by the Issuer within 120 days, or (y) the Book-Entry Depositary being at any time unwilling or unable to continue as a book-entry depositary and a successor Book-Entry Depositary is not able to be appointed by the Issuer within 120 days,

the Issuer is, or on the next Interest Payment Date in respect of the Notes would be, required to pay Additional Amounts, and the Issuer determines that such payment obligation cannot be avoided by the Issuer taking reasonable measures. Notwithstanding the foregoing, no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to make such payment or withholding if a payment in respect of the Notes were then due. Prior to the publication or, where relevant, mailing of any notice of redemption of the Notes pursuant to the foregoing, the Issuer will deliver to the Trustee an opinion of a tax counsel reasonably satisfactory to the Trustee to the effect that the circumstances referred to above exist. The Trustee shall accept such opinion as sufficient evidence of the satisfaction of the conditions precedent described above, in which event it shall be conclusive and binding on the Holders.

8. Purchase upon Occurrence of a Change of Control

If a Change of Control occurs, each Holder will have the right to require that the Issuer purchase all or any part (equal to £1,000 in principal amount or an integral multiple thereof) of such Holder's Notes pursuant to the Change of Control Offer as described in the Indenture, at a purchase price equal to the outstanding principal amount thereof *plus* accrued and unpaid interest, if any, and Additional Amounts, if any, to the Change of Control Payment Date.

9. Notice of Redemption

(A) Notice of redemption shall be valid if published in (for so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such Stock Exchange so require) a newspaper having a general circulation in Luxembourg (which is expected to be the *Luxemburger Wort*) and, shall also be mailed by first-class mail to each Holder (or the first named of joint Holders) of Notes to be redeemed at its address appearing in the register of Holders, in each case at least 30 but not more than 60 days before the redemption date. For so long as Notes are represented by one or both of the Global Notes, copies of any such notices to Holders shall (in addition to publication as described above) also be delivered to DTC, Euroclear and Clearstream, Luxembourg.

(B) If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. In the case of Definitive Notes, a new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the

original Note. Any such new Note will be delivered to the office of a Paying Agent or (at the risk and, if mailed at the request of the Holder otherwise than by ordinary uninsured mail, at the expense of the Holder) sent by mail to the Holder.

(C) On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption unless, upon due presentation, payment of the principal, premium or interest, if any, is improperly withheld or refused or unless default is otherwise made in respect of payment, in any of which events interest shall continue to accrue as provided in the Indenture.

10. Denominations; Transfer; Exchange

The Notes will be in registered form without coupons in denominations of £1,000 and integral multiples thereof. A Holder may transfer or exchange Notes in accordance with the Indenture and the Agency Agreement. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or by the Indenture or the Agency Agreement. The Registrar need not transfer or exchange any Notes during a period beginning at the opening of business on the day falling 15 days before the day Notes are selected for redemption and during such other periods as are provided for in the Indenture.

11. Redenomination in Euro

(A) The Issuer may, without the consent of the Holders of the Notes, on giving at least 30 days' prior notice to the Holders, DTC, the Trustee and the Paying Agents, designate a date (the "**Redenomination Date**"), being a date which falls on or after the date on which the U.K. participates in the third stage of European Economic and Monetary Union pursuant to the Treaty or otherwise participates in European Economic and Monetary Union in a manner with an effect similar to such third stage.

(B) With effect from the Redenomination Date, the Notes shall be deemed to be redenominated in Euro in the denomination of Euro 0.01 with a principal amount for each Note equal to the principal amount of that Note in pounds sterling, converted into Euro at the rate for conversion of pounds sterling into Euro established by the Council of the European Union pursuant to the Treaty (including compliance with rules relating to rounding in accordance with European Community regulations); *Provided That*, if the Issuer determines, with the agreement of the Trustee, that the then market practice in respect of the redenomination into Euro 0.01 of internationally offered securities is different from the provision specified above, such provisions shall be deemed to be amended so as to comply with such market practice and the Issuer shall promptly notify the holders of the Notes, the stock exchange (if any) on which the Notes may be listed and the Paying Agents of such deemed amendments.

12. **Purchases**

(A) The Issuer or any of its Subsidiaries may at any time purchase Notes in any manner and at any price. If purchases are made by tender, tenders must be available to all Holders alike.

(B) All Notes which are (a) redeemed or (b) purchased by or on behalf of the Issuer or any of its Subsidiaries, will forthwith be cancelled and accordingly may not be held, reissued or resold and shall not be regarded as outstanding for any purpose.

13. **Prescription**

Claims against the Issuer for the payment of principal of the Notes will become void unless the Notes are surrendered for payment within a period of ten years and claims against the Issuer for the payment of interest, Additional Amounts or any other amounts will become void for payment within a period of five years from the date on which the payment in respect thereof first becomes due or, if the full amount of the money has not been received by the Trustee or a Paying Agent on or prior to such due date, the date on which the full amount of such money having been so received, notice to that effect shall have been given to the Holders by the Trustee.

14. **Persons Deemed Owners**

The Issuer, the Trustee, the Security Trustee, the Paying Agents, the Registrar and the Transfer Agents may (except as ordered by a court of competent jurisdiction and otherwise to the fullest extent permitted by applicable laws) deem and treat the person in whose name the Definitive Note is registered as the absolute owner of such Note or principal amount, as the case may be, for all purposes (whether or not such Note or principal amount shall be overdue and notwithstanding any notice of ownership thereof or of trust or other interest with regard thereto, any notice of loss or theft thereof or any writing thereon), and the Issuer, the Trustee, the Paying Agents, the Registrar and the Transfer Agents shall not be liable for any losses that may result from so treating the registered Holder. All payments made to any such Holder of a Definitive Note shall be valid and, to the extent of the sums so paid, effective to satisfy and discharge the liability for the moneys payable in respect of such Note or principal amount, as the case may be.

15. **Discharge prior to Redemption or Maturity**

The Indenture will be discharged and cancelled except for certain clauses thereof, subject to the terms of the Indenture, upon the payment of all the Notes or upon the irrevocable deposit with the Trustee of cash in pounds sterling, non-callable U.K. or U.S. government obligations or a combination thereof sufficient for such payment or redemption.

16. **Amendments and Waivers**

Subject to certain exceptions, the Indenture, the Notes or the Security Documents may be modified or supplemented with the consent of the Holders of at least a majority in principal

amount of the Notes for the time being outstanding, and any past default or compliance with any provision may be waived with the consent of the Holders of at least a majority in principal amount of the Notes for the time being outstanding. Subject to certain exceptions, the Trustee may agree, without the consent of the Holders, to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation, partnership, trust or limited liability company of the obligations of the Issuer under the Indenture or the Security Documents, to provide for uncertificated Notes in addition to or in place of certificated Notes, to add Guarantees with respect to the Notes, to secure the Notes, to add to the covenants of the Issuer for the benefit of the Holders or to surrender any right or power conferred upon the Issuer, to make any change that does not adversely affect the rights of any Holder in any material respect.

17. Restrictive Covenants

The Indenture restricts, among other things, the ability of the Issuer or any of its Restricted Subsidiaries to permit any Liens to be imposed on their assets or to make certain payments and investments, restricts the ability of the Issuer to create or otherwise cause to exist encumbrances or restrictions on the abilities of its Restricted Subsidiaries to pay dividends or make other distributions, limits the Indebtedness which the Issuer and its Restricted Subsidiaries may Incur, limits the terms on which the Issuer and its Restricted Subsidiaries may engage in Asset Dispositions, limits the ability of the Issuer and its Restricted Subsidiaries to enter into certain transactions with Affiliates, to engage in mergers and consolidations, to issue Disqualified Stock or Preferred Stock, to transfer, convey, sell, lease or otherwise dispose of Capital Stock of any Restricted Subsidiary and/or to enter into certain Sale/Leaseback Transactions. The Issuer and its Subsidiaries are also obliged in certain circumstances to make an offer to purchase Notes with the Excess Proceeds of certain Asset Dispositions.

18. Successor Corporation

Pursuant to the Indenture, the ability of the Issuer to consolidate with, merge with or into or transfer their assets to another person is conditional upon certain requirements, including certain financial requirements applicable to the surviving person.

19. Defaults and Remedies

If an Event of Default shall occur, the principal amount and premium, if any, of all of the outstanding Notes, *plus* all accrued and unpaid interest, if any, and Additional Amounts, if any, to the date the Notes become due and repayable, may be declared due and repayable in the manner and with the effect provided in the Indenture.

20. Trustee and Security Trustee dealings with Issuer

The Indenture contains provisions:

(A) for the indemnification of each of the Trustee and Security Trustee and for its relief from responsibility, including provisions relieving it from taking action unless indemnified to its satisfaction; and

(B) pursuant to which each of the Trustee and Security Trustee is entitled, *inter alia*, (i) to enter into business transactions with the Issuer and/or any of its Subsidiaries and to act as trustee and security trustee for the holders of any other securities issued or guaranteed by, or relating to, the Issuer and/or any of its Subsidiaries, (ii) to exercise and enforce its rights, comply with its obligations and perform its duties under or in relation to any such transactions or, as the case may be, any such trusteeship without regard to the interests of, or consequences for, the Holders, and (iii) to retain and not be liable to account for any profit made or any other amount or benefit received thereby or in connection therewith.

21. Substitution

The Trustee may, without the consent of the Holders, agree with the Issuer to the substitution in place of the Issuer (or of any previous substitute under this Condition) as the principal debtor under the Notes and the Indenture of another company, being any Subsidiary of the Issuer, subject to (a) the Notes being unconditionally and irrevocably guaranteed by the Issuer, (b) the Trustee being satisfied that the interests of the Holders will not be materially prejudiced by the substitution, and (c) certain other conditions set out in the Indenture being complied with.

22. Notices

Notices to Holders shall be valid if published in (so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such Stock Exchange so require), a newspaper having a general circulation in Luxembourg (which is expected to be the *Luxemburger Wort*). Notices to Holders of Definitive Notes shall also be mailed by first class mail to each Holder (or the first named of joint Holders) at its address appearing in the registration books of the registrar other than in the case of a partial redemption of the Notes, when notice shall be so mailed only to each holder whose Notes are to be redeemed and a notice published as stated in the first sentence of this paragraph stating which Notes are to be redeemed.

Any such notice shall, in the case of Definitive Notes, be deemed to be given on the second Business Day in London after the date on which the notice was so mailed.

23. Authentication

This Note shall not be valid until the Principal Paying Agent signs the certificate of authentication for this Definitive Note.

24. Further Issues

Subject to the provisions of the Indenture, the Issuer may from time to time, without notice to or the consent of the Holders, create and issue further notes ranking *pari passu* with the Notes in all

respects (or in all respects except for the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes) and such further notes shall be consolidated and form a single series with the Notes and shall have the same terms as to status, redemption or otherwise as the Notes.

25. Guarantee

Pursuant to the Noteholders' Guarantee and Debenture, the Guarantors have jointly and severally unconditionally and irrevocably guaranteed the due and punctual payment of all sums from time to time payable in respect of the Notes. The guarantee contained in the Noteholders' Guarantee and Debenture constitutes direct, general and unconditional obligations of each Guarantor which will at all times rank at least *pari passu* with all other present and future unsecured obligations of each Guarantor, save as may be preferred by provisions of law that are both mandatory and of general application.

26. Security

Pursuant to the Security Documents, the obligations of the Issuer under the Notes and this Indenture and the obligations of the Guarantors in respect of their guarantee of the Notes are secured in favour of the Security Trustee for the benefit of the Holders by way of a second fixed charge and a floating charge over certain assets of the Issuer and each of the Guarantors.

27. Governing Law

This Note shall be governed by and construed in accordance with English law.

SCHEDULE 2:
GLOBAL NOTES

Part 1:
Forms of Global Note

"THIS NOTE EVIDENCED HEREBY HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, PRIOR TO THE EXPIRATION OF A RESTRICTED PERIOD (DEFINED AS 40 DAYS AFTER THE CLOSING DATE WITH RESPECT TO THE NOTES), AND WITHOUT PREJUDICE TO THE BEARER NATURE OF THIS NOTE, MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S OR (B) TO A PERSON WHOM THE SELLER REASONABLY BELIEVES TO BE A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT ("RULE 144A") IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, AND IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES."[5].

"THIS NOTE HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS NOTE NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

THE HOLDER OF THIS NOTE BY ITS ACCEPTANCE HEREOF (1) REPRESENTS THAT (A) IT IS A "QUALIFIED INSTITUTIONAL BUYER" AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT OR (B) IT IS NOT A U.S. PERSON AND IS ACQUIRING THIS NOTE IN AN "OFFSHORE TRANSACTION" PURSUANT TO RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (2) AGREES THAT IT WILL NOT PRIOR TO (X) THE DATE WHICH IS TWO YEARS (OR SUCH SHORTER PERIOD OF TIME AS PERMITTED BY RULE 144(k) UNDER THE SECURITIES ACT OR ANY SUCCESSOR PROVISION THEREUNDER) AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF (OR OF ANY PREDECESSOR OF THIS NOTE) OR THE LAST DAY ON WHICH CLUBHAUS PLC (THE "ISSUER") OR ANY AFFILIATE OF THE ISSUER WAS THE OWNER OF THIS NOTE (OR ANY PREDECESSOR OF THIS NOTE) AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAWS (THE "RESALE RESTRICTION TERMINATION DATE"), OFFER, SELL OR OTHERWISE TRANSFER THIS NOTE EXCEPT (A) TO THE ISSUER, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) FOR SO LONG AS THE NOTES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT, TO A PERSON IT REASONABLY BELIEVES TO BE A "QUALIFIED INSTITUTIONAL

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[5] To appear only on the International Global Note

BUYER" AS DEFINED IN RULE 144A THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT OR (E) PURSUANT TO ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND (3) AGREES THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS NOTE IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND, SUBJECT TO THE ISSUER'S AND PRINCIPAL PAYING AGENT'S RIGHT (I) PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSES (D) AND (E) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM, AND (II) IN EACH OF THE FOREGOING CASES, TO REQUIRE THAT A CERTIFICATION IN THE FORM APPEARING *IN THE AGENCY AGREEMENT IS COMPLETED AND DELIVERED BY THE TRANSFEROR TO* THE BOOK ENTRY DEPOSITARY OR THE PRINCIPAL PAYING AGENT AS THE CASE MAY BE. AS USED THEREIN, THE TERMS "OFFSHORE TRANSACTION," "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANINGS GIVEN TO THEM BY REGULATION S UNDER THE SECURITIES ACT."[6]

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[6] To appear only on the U.S. Global Note

INTERNATIONAL/U.S./UNRESTRICTED GLOBAL NOTE

CLUBHAUS PLC

(Incorporated with limited liability in England and Wales) (registered number 3125439).

£15,000,000 Step Up Guaranteed Secured Subordinated PIK Notes 2009

This Global Note is issued without interest coupons in respect of an issue of £15,000,000 aggregate principal amount of Notes (the "**Notes**"). The issue of the Notes was authorised pursuant to resolutions of the Board of Directors of Clubhaus PLC (the "**Issuer**") dated 14th May, 1999. The Notes are constituted by an Indenture dated 24th May, 1999 (the "**Principal Indenture**" and, the Principal Indenture as supplemented by a (First) Supplemental Indenture dated 20 December 1999, as further supplemented by a (Second) Supplemental Indenture dated 5 February 2002, as further supplemented by a (Third) Supplemental Indenture dated 11 April 2002 and as amended and restated (following a court order sanctioning a scheme of arrangement under the Companies Act 1985) on [●] 2002, the "**Indenture**") made between the Issuer and The Bank of New York as Trustee (the "**Trustee**" and the "**Security Trustee**"). References herein to the Conditions, or to a specific Condition, shall be to the Conditions (or that specific condition) attached hereto (the "**Conditions**"). Terms not defined herein have the meanings ascribed to them in the Indenture.

The aggregate principal amount from time to time of this Global Note shall be that amount (not exceeding £15,000,000) as shall be shown by the latest entry in the Schedule hereto, as completed in accordance with the terms of the Agency Agreement by or on behalf of the Principal Paying Agent upon the redemption or purchase and cancellation of Notes represented hereby or the exchange of this Global Note for Definitive Notes or Unrestricted Notes.

1. **Promise to pay**

Subject as provided in this Global Note, the Issuer promises to pay to the bearer upon presentation and surrender of this Global Note the principal amount of this Global Note (being at the date hereof £[ ],000,000 ([ ] MILLION POUNDS STERLING) on 1 June 2009 (or on such earlier date as the said principal amount may become repayable in accordance with the Conditions or the Indenture) and to purchase the Notes represented hereby on any Purchase Date and to pay interest at the rate of (i) 6.0 per cent. per annum in respect of the period commencing on (and including) the Amendment Date to (but excluding) 31 December 2002 (save for where the Issuer elects pursuant to, and in accordance with, paragraph (B) of Condition 2 to pay interest through payment in kind by way of the issuance of Additional Notes to the Holders, in which case the rate of interest shall be 10 per cent. per annum), such payment to be made on 31 December 2002, (ii) 8.0 per cent. per annum in respect of the period commencing on (and including) 31 December 2002 and to (but excluding) 31 December 2003 (save for where the Issuer elects pursuant to, and in accordance with, paragraph (B) of Condition 2 to pay interest through payment in kind by way of the issuance of Additional Notes to the Holders, in which case the rate of interest shall be 10 per cent. per annum), such payment to be made on 31 December 2003 and, thereafter (iii) 12.0 per cent. per annum, semi-annually on 30 June and 31 December of each year until (and including) 31 December 2008 and, thereafter, on the Maturity

Date, in each case on the principal amount of this Note payable in arrear, together with such premium and other amounts (if any) as may be payable under the Conditions and the Indenture, all subject to and in accordance with the Conditions and the provisions of the Indenture.

2. **Exchange for Definitive Notes and purchases**

This Global Note will be exchangeable (free of charge to the Holder except for the costs of postage and insurance) for Definitive Notes only:

(i) if The Depository Trust Company ("**DTC**") is unwilling or unable to act as depositary or ceases to be a clearing agency registered under the Exchange Act and, in either case, a successor depositary registered as a clearing agency under the Exchange Act is not appointed by the Book-Entry Depositary at the request of the Issuer within 120 days;

(ii) if an Event of Default under the Notes and the Indenture occurs and is continuing, upon the request by the Holder delivered in writing to the Issuer;

(iii) if the Issuer at any time in its sole discretion determines that the Global Notes (in whole but not in part) should be exchanged for Definitive Notes; or

(iv) if the Book-Entry Depositary is unwilling or unable to continue as Book-Entry Depositary and a successor book-entry depositary is not able to be appointed by the Issuer within 120 days.

Following the occurrence of:

(a) any of the events specified in sub-paragraphs (i), (ii), and (iv) above, the holder of this Global Note may give notice to the Issuer requesting the Issuer to exchange this Global Note for Definitive Notes on or after the Exchange Date (as defined below); and

(b) any of the events specified in sub-paragraphs (iii) above, the Issuer may give notice to the Trustee and the Holders, of its election to exchange this Global Note for Definitive Notes on or after the Exchange Date,

then the Issuer will following such request or election exchange this Global Note for Definitive Notes in registered form on or after the Exchange Date.

On or after the Exchange Date the holder of this Global Note may and, in the case of (iii) above, shall, surrender this Global Note to or to the order of the Principal Paying Agent. In exchange for this Global Note the Issuer will deliver, or procure the delivery of duly executed Definitive Notes in registered form in denominations of £1,000 each or any integral multiple thereof, in such name or names as the holder of this Global Note shall instruct the Issuer, in exchange for the whole or, in the case of (ii) above, the relevant part of this Global Note).

"**Exchange Date**" means a day specified in the notice requiring exchange falling not more than 30 days after that on which such notice is given; *Provided That*, if such date does not fall on a business day, the Exchange Date shall be the next date falling on a Business Day.

Upon:

(i) any exchange of a part of the [International/U.S.][7] Global Note for a part of this Global Note; or

(ii) any exchange of a part of this Global Note for a part of the [International/U.S.] Global Note; or

(iii) any exchange of a part of this Global Note for a part of the Unrestricted Global Note; or

(iv) any exchange of a part of this Global Note for Definitive Notes; or

(v) the purchase by or on behalf of the Issuer, or any Subsidiary of the Issuer and cancellation of a part of this Global Note in accordance with the Conditions and the Agency Agreement (as defined in the Indenture),

the portion of the principal amount hereof so exchanged or so purchased and cancelled shall be endorsed by or on behalf of the Principal Paying Agent on behalf of the Issuer on Part II of the Schedule hereto, whereupon the principal amount hereof shall be increased or, as the case may be, reduced for all purposes by the amount so exchanged or so purchased and cancelled and endorsed. Upon the exchange of the whole of this Global Note for Definitive Notes or for an Unrestricted Global Note, this Global Note shall be surrendered to or to the order of the Principal Paying Agent and cancelled and, if the holder of this Global Note requests, returned to it together with any relevant Definitive Notes.

3. Holder for all purposes

For so long as the Notes are represented by one or more Global Notes, the bearer of the relevant Global Note shall be treated as the holder of such Notes for all purposes (notwithstanding any notice of ownership thereof or of trust or other interest with regard thereto, any notice of loss or theft thereof or any writing thereon) of the Conditions and the Indenture.

4. Payments

Until the entire principal amount of this Global Note has been extinguished, this Global Note shall (subject as hereinafter and in the Indenture provided) in all respects be entitled to the same benefits as the Definitive Notes and shall be entitled to the benefit of and be bound by the Indenture. Payments of principal, premium (if any), interest and other amounts in respect of Notes represented by this Global Note will be made on the due date to the bearer thereof against

---

[7] delete as applicable

presentation for endorsement and, if no other payment falls to be made in respect of the Notes, surrender of this Global Note to the order of the Principal Paying Agent or such other Paying Agent as shall have been notified to the Holders for such purposes. Upon any payment of principal, premium or interest on this Global Note the amount so paid shall be endorsed by or on behalf of the Principal Paying Agent on behalf of the Issuer on Part I of the Schedule hereto.

Upon any payment of principal and endorsement of such payment on Part I of the Schedule hereto, the principal amount of this Global Note shall be reduced for all purposes by the principal amount so paid and endorsed.

All payments of any amounts payable and paid to the bearer of this Global Note shall be valid and, to the extent of the sums so paid, effectual to satisfy and discharge the liability for the moneys payable hereon and on the relevant Definitive Notes.

5. Transfers

This Global Note shall be transferable by delivery.

6. DTC

References herein to DTC shall be deemed to include references to any other clearing system approved by the Trustee on whose behalf this Global Note is held in addition to or substitution for DTC.

7. Authentication

This Global Note shall not be or become valid or obligatory for any purpose unless and until authenticated by or on behalf of the Principal Paying Agent.

8. Governing law

This Global Note shall be governed by and construed in accordance with English law.

Issued on ● 200●

CLUBHAUS PLC by
authorised signatory under its authority

By: ____________________ Director

Certificate of Authentication

This Note is authenticated by
or on behalf of the Principal Paying Agent
without recourse, warranty
or liability.

By: ______________________ Date:

as Principal Paying Agent
Authorised signatory

The Schedule

Part I
Payments of Principal, Premium and Interest

The following payments on this Global Note have been made:

Date made	Interest paid £	Premium Paid £	Principal paid £	Remaining principal amount of this Global Note following such payment £	Notation made on behalf of the Issuer

Part II

Exchanges and Purchases and Cancellations

The following exchanges of a part of this Global Note for a like part of another Global Note and of this Global Note for Definitive Notes and purchases and cancellations of a part of this Global Note have been made:

Date made	Part of principal amount of this Global Note exchanged[8] £	Part of principal amount of this Global Note purchased and cancelled £	Aggregate principal amount of this Global Note following such exchange or purchase and cancellation £	Notation made on behalf of the Issuer

[8] Part of principal amount of the International Global Note exchanged for a like part of the U.S. Global Note or vice versa or for a like part of the Unrestricted Global Note or of this Global Note for Definitive Notes

Part 2:
The Conditions

CLUBHAUS PLC

£15,000,000 Step Up Guaranteed Secured Subordinated PIK Notes due 2009

1. **Notes and Indenture**

This Global Note represents part of a duly authorised issue of Notes of the Issuer, designated as its Step Up Guaranteed Secured Subordinated PIK Notes due 2009 (the "**Notes**"), limited in aggregate principal amount to £15,000,000 (except for Notes issued in substitution for destroyed, lost or stolen Notes) issuable under an indenture dated 24th May, 1999 (the "**Principal Indenture**" and, the Principal Indenture as supplemented by a (First) Supplemental Indenture dated 20 December 1999, as further supplemented by a (Second) Supplemental Indenture dated 5 February 2002, as further supplemented by a (Third) Supplemental Indenture dated [●] 2002 and as amended and restated (following a court ordered scheme of arrangement under the Companies Act 1985) on [●] 2002, the "**Indenture**"), between the Issuer, the Trustee and the Security Trustee. The terms of the Notes include those stated in the Indenture. The Notes are subject to all such terms, and Holders are referred to the Indenture for a statement of them. Each Holder, by accepting a Note, agrees to be bound by and subject to all of the terms and provisions of this Indenture and the Agency Agreement, in each case as the same may be amended from time to time.

Capitalised terms contained in this Global Note to the extent not defined herein shall have the meanings assigned to them in the Indenture.

2. **Interest**

(A) Clubhaus plc, a public limited company organised under the laws of England (the "**Issuer**"), promises to pay interest at the rate of (i) (subject to paragraph (B) of this Condition 2) 6.0 per cent. per annum in respect of the period commencing on (and including) the Amendment Date to (but excluding) 31 December 2002, (ii) (subject to paragraph (B) of this Condition 2) 8.0 per cent. per annum in respect of the period commencing on (and including) 31 December 2002 and to (but excluding) 31 December 2003 and, (iii) thereafter, 12.0 per cent per annum, in each case on the principal amount of this Note annually in arrear on each of 31 December 2002, 31 December 2003 and, thereafter, semi-annually in arrear on 30 June and 31 December of each year until 31 December 2008 and, thereafter, on the Maturity Date (each, an "**Interest Payment Date**") and the first such payment (after the Amendment Date) will be made on 31 December 2002, in respect of the period from (and including) the Amendment Date to (but excluding) 31 December 2002. Interest on the Notes will accrue from (and including) the most recent date to which interest has been paid save in the case of the first Interest Payment Date (after the Amendment Date) when interest will accrue from (and including) the Amendment Date. If an Interest Payment Date falls on a day that is not a Business Day in London and the place of the specified office of the Principal Paying Agent, the interest payment to be made on such Interest Payment Date will be made on the next succeeding

Business Day with the same force and effect as if made on such Interest Payment Date, and no additional interest will accrue as a result of such delayed payment.

(B) Notwithstanding paragraphs (A)(i) and (A)(ii) of this Condition 2, the Issuer may elect in its discretion and in accordance with the terms of this paragraph (B) that it shall pay interest at the rate of 10.0 per cent. per annum (i) in respect of the period from (and including) the Amendment Date to (but excluding) 31 December 2002 and/or (ii) in respect of the period from (and including) the 31 December 2002 to (but excluding) 31 December 2003, in each case by issuing additional Notes (the "**Additional Notes**") in lieu of cash interest that would otherwise be due on the relevant Interest Payment Date. Any such election shall be made by the Issuer in accordance with the terms of clause 7.1(B)(iv) of the Indenture. In the event the Issuer so elects, on the relevant Interest Payment Date, the Issuer will issue to each Holder Additional Notes (dated the date of such Interest Payment Date) in a principal amount equal to the amount of interest due pursuant to this paragraph (B) but not paid on such Interest Payment Date. Such Additional Notes will have a maturity date, will bear interest and will be subject to terms and conditions identical to the Notes as set out herein (save for any payment obligations or other liabilities arising prior to the date of issue of such Additional Notes) and shall be consolidated and form a single series with the Notes. Each issue of Additional Notes will constitute full payment of the cash interest due to the extent of the nominal value of the Additional Notes issued. If the Company is required by law to withhold on account of tax any Additional Notes issued, it will do so and will tender such Additional Notes to the relevant tax authority in satisfaction of the tax or do such other things as required by law if the relevant tax authority is satisfied that it is not practical to withhold Additional Notes on account of such tax as aforesaid.

(C) Interest will be computed on the basis of a 360-day year of twelve months of 30 days each.

3. Method of Payment

Payment of the principal of, premium (if any), interest and Additional Amounts (if any), or any other amounts on this Global Note will be made against presentation and endorsement or, upon final payment in full, surrender of this Global Note at the specified office of the Paying Agent in New York or of the Paying Agent in Luxembourg by transfer to a sterling account designated by the payee, or, at the option of the bearer, by sterling cheque drawn on a branch of a bank in the United Kingdom, subject in all cases to any fiscal or other laws and regulations applicable in the place of payment, but without prejudice to the provisions under clause 11 of the Indenture.

4. Paying Agents

Initially, Deutsche Bank Trust Company Americas (formerly, "Bankers Trust Company") New York office (the "**Principal Paying Agent**") and Deutsche Bank Luxembourg S.A. (formerly, "Bankers Trust Luxembourg S.A.") will act as Paying Agents. The Issuer may change any Paying Agent in accordance with the provisions of the Agency Agreement.

5. **Additional Amounts**

The Issuer will pay to the Holders of Notes such Additional Amounts as may become payable under clause 11 of the Indenture.

6. **Optional Redemption**

Subject to the terms of the Deed of Subordination, the Notes will be redeemable, at the Issuer's option, in whole at any time or in part from time to time (in a minimum principal amount of £1,000 and integral multiples thereof), upon not less than 30 nor more than 60 days' notice at their outstanding principal amount, *plus* accrued and unpaid interest thereon, if any, and Additional Amounts, if any, to the date of redemption.

7. **Redemption for Taxation Reasons**

Subject to the terms of the Deed of Subordination, the Issuer, at its option, may redeem the Notes in whole but not in part at any time upon giving not less than 30 nor more than 60 days' notice to the holders of Notes (which notice shall be irrevocable), at a redemption price equal to the principal amount thereof, together with accrued and unpaid interest to the date fixed by the Issuer for redemption (a "**Tax Redemption Date**") and all Additional Amounts, if any, then due and which will become due on the Tax Redemption Date as a result of the redemption or otherwise, if the Issuer determines that, as a result of:

(a) any change in, or amendment to, the laws or treaties (or any regulations or rulings promulgated thereunder) of the Relevant Taxing Jurisdiction affecting taxation which becomes effective on or after the Issue Date'

(b) any change in position regarding the application, administration or interpretation of such laws, treaties, regulations or rulings (including a holding, judgement or order by a court of competent jurisdiction or any change in any practice or concession of the United Kingdom Inland Revenue regarding the foregoing), which change in position becomes effective on or after the Issue Date, or

(c) the issuance of Definitive Notes due to (x) DTC being at any time unwilling or unable to continue as or ceasing to be a clearing agency registered under the Exchange Act and a successor to DTC registered as a clearing agency under the Exchange Act is not able to be appointed by the Issuer within 120 days, or (y) the Book-Entry Depositary being at any time unwilling or unable to continue as a book-entry depositary and a successor Book-Entry Depositary is not able to be appointed by the Issuer within 120 days,

the Issuer is, or on the next Interest Payment Date in respect of the Notes would be, required to pay Additional Amounts, and the Issuer determines that such payment obligation cannot be avoided by the Issuer's taking reasonable measures. Notwithstanding the foregoing, no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to make such payment or withholding if a payment in respect of the Notes were then due. Prior to the publication or, where relevant, mailing of any notice of redemption of the Notes pursuant to the

foregoing, the Issuer will deliver to the Trustee an opinion of a tax counsel reasonably satisfactory to the Trustee to the effect that the circumstances referred to above exist. The Trustee shall accept such opinion as sufficient evidence of the satisfaction of the conditions precedent described above, in which event it shall be conclusive and binding on the Holders.

8. Purchase upon Occurrence of a Change of Control

If a Change of Control occurs, each Holder will have the right to require that the Issuer purchase all or any part (equal to £1,000 in principal amount or an integral multiple thereof) of such Holder's Notes pursuant to the Change of Control Offer as described in the Indenture, at a purchase price equal to the outstanding principal amount thereof *plus* accrued and unpaid interest, if any, and Additional Amounts, if any, to the Change of Control Payment Date.

9. Notice of Redemption

(A) Notice of redemption shall, be valid if published in (for so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such Stock Exchange so require) a newspaper having a general circulation in Luxembourg (which is expected to be the *Luxemburger Wort*) and, in the case of Definitive Notes, shall at least 30 but not more than 60 days before the redemption date. For so long as Notes are represented by one or both of the Global Notes, copies of any such notices to Holders shall (in addition to publication as described above) also be delivered to DTC, Euroclear and/or Clearstream, Luxembourg, as the case may be, for communication to the relative holders of the Book-Entry Interests.

(B) If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. In the case of Global Notes, the relevant Global Note(s) will be written down to reflect the redemption in whole or in part of the Notes represented thereby. Any such new Note will be delivered to the office of a Paying Agent or (at the risk and, if mailed at the request of the Holder otherwise than by ordinary uninsured mail, at the expense of the Holder) sent by mail to the Holder.

(C) On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption unless, upon due presentation, payment of the principal, premium or interest, if any, is improperly withheld or refused or unless default is otherwise made in respect of payment, in any of which events interest shall continue to accrue as provided in the Indenture.

10. Denominations; Transfer; Exchange

The Global Notes will represent the aggregate principal amount of all the Notes issued and not yet cancelled other than Definitive Notes. A Holder may transfer or exchange Notes in accordance with this Indenture and the Agency Agreement. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or by the Indenture or the Agency Agreement.

11. Redenomination in Euro

(A) The Issuer may, without the consent of the Holders of the Notes, on giving at least 30 days' prior notice to the Holders of the Notes, DTC, the Trustee and the Paying Agents, designate a date (the "**Redenomination Date**"), being a date which falls on or after the date on which the U.K. participates in the third stage of European Economic and Monetary Union pursuant to the Treaty or otherwise participates in European Economic and Monetary Union in a manner with an effect similar to such third stage.

(B) With effect from the Redenomination Date, the Notes shall be deemed to be redenominated in Euro in the denomination of Euro 0.01 with a principal amount for each Note equal to the principal amount of that Note in pounds sterling, converted into Euro at the rate for conversion of pounds sterling into Euro established by the Council of the European Union pursuant to the Treaty (including compliance with rules relating to rounding in accordance with European Community regulations); *Provided That*, if the Issuer determines, with the agreement of the Trustee, that the then market practice in respect of the redenomination into Euro 0.01 of internationally offered securities is different from the provision specified above, such provisions shall be deemed to be amended so as to comply with such market practice and the Issuer shall promptly notify the holders of the Notes, the stock exchange (if any) on which the Notes may be listed and the Paying Agents of such deemed amendments.

12. **Purchases**

(A) The Issuer or any of its Subsidiaries may at any time purchase Notes in any manner and at any price. If purchases are made by tender, tenders must be available to all Holders alike.

(B) All Notes which are (a) redeemed or (b) purchased by or on behalf of the Issuer or any of its Subsidiaries, will forthwith be cancelled and accordingly may not be held, reissued or resold and shall not be regarded as outstanding for any purpose.

13. **Prescription**

Claims against the Issuer for the payment of principal of, interest, Additional Amounts or any other amounts payable on the Notes will become void unless the Notes are presented or surrendered for payment within a period of ten years (in the case of principal) or five years (in the case of interest, Additional Amounts or any other amounts (if any)) from the date on which the payment in respect thereof first becomes due or, if the full amount of the money has not been received by the Trustee or a Paying Agent on or prior to such due date, the date on which the full amount of such money having been so received, notice to that effect shall have been given to the Holders by the Trustee.

14. **Persons deemed Owners**

The Issuer, the Trustee, the Paying Agents, the Registrar and the Transfer Agents may (except as ordered by a court of competent jurisdiction and otherwise to the fullest extent permitted by applicable laws) deem and treat the Holder of any Note or of a particular principal amount of the Notes as the absolute owner of such Note or principal amount, as the case may be, for all purposes (whether or not such Note or principal amount shall be overdue and notwithstanding any notice of ownership thereof or of trust or other interest with regard thereto, any notice of loss or theft thereof or any writing thereon), and the Issuer, the Trustee, the Paying Agents, the Registrar and the Transfer Agents shall not be liable for any losses that may result from so treating the bearer. All payments made to the bearer of a Global Note shall be valid and, to the extent of the sums so paid, effective to satisfy and discharge the liability for the moneys payable in respect of such Note.

15. **Discharge prior to redemption or maturity**

The Indenture will be discharged and cancelled except for certain provisions thereof, subject to the terms of the Indenture, upon the payment of all the Notes or upon the irrevocable deposit with the Trustee of cash in pounds sterling, non callable or U.K. or U.S. government obligations or a combination thereof sufficient for such payment or redemption.

16. **Amendments and Waivers**

Subject to certain exceptions, the Indenture or the Notes may be modified or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes for the time

being outstanding, and any past default or compliance with any provision may be waived with the consent of the Holders of at least a majority in principal amount of the Notes for the time being outstanding. Subject to certain exceptions, the Trustee may agree, without the consent of the Holders to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation, partnership, trust or limited liability company of the obligations of the Issuer under the Indenture, to provide for uncertificated Notes in addition to or in place of certificated Notes, to add Guarantees with respect to the Notes, to secure the Notes, to add to the covenants of the Issuer for the benefit of the Holders or to surrender any right or power conferred upon the Issuer, to make any change that does not adversely affect the rights of any Holder in any material respect.

17. Restrictive Covenants

The Indenture restricts, among other things, the ability of the Issuer or any of its Restricted Subsidiaries to permit any Liens to be imposed on their assets or to make certain payments and investments, restricts the ability of the Issuer to create or otherwise cause to exist encumbrances or restrictions on the abilities of its Restricted Subsidiaries to pay dividends or make other distributions, limits the Indebtedness which the Issuer and its Restricted Subsidiaries may Incur, limits the terms on which the Issuer and its Restricted Subsidiaries may engage in Asset Dispositions, limits the ability of the Issuer and its Restricted Subsidiaries to enter into certain transactions with Affiliates, to engage in mergers and consolidations, to issue Disqualified Stock or Preferred Stock, to transfer, convey, sell, lease or otherwise dispose of Capital Stock of any Restricted Subsidiary and/or to enter into certain Sale/Leaseback Transactions. The Issuer and its Subsidiaries are also obliged in certain circumstances to make an offer to purchase Notes with the Excess Proceeds of certain Asset Dispositions.

18. Successor Corporation

Pursuant to the Indenture, the ability of the Issuer to consolidate with, merge with or into or transfer their assets to another person is conditional upon certain requirements, including certain financial requirements applicable to the surviving person.

19. Defaults and Remedies

If an Event of Default shall occur, the principal amount and premium, if any, of all of the outstanding Notes, *plus* all accrued and unpaid interest, if any, and Additional Amounts, if any, to the date the Notes become due and repayable, may be declared due and repayable in the manner and with the effect provided in this Indenture.

20. Trustee and Security Trustee Dealings with Issuer

The Indenture contains provisions:

(A) for the indemnification of each of the Trustee and Security Trustee and for its relief from responsibility, including provisions relieving it from taking action unless indemnified to its satisfaction; and

(B) pursuant to which each of the Trustee and Security Trustee is entitled, *inter alia*, (i) to enter into business transactions with the Issuer and/or any of its Subsidiaries and to act as trustee and security trustee for the holders of any other securities issued or guaranteed by, or relating to, the Issuer and/or any of its Subsidiaries, (ii) to exercise and enforce its rights, comply with its obligations and perform its duties under or in relation to any such transactions or, as the case may be, any such trusteeship without regard to the interests of, or consequences for, the Holders, and (iii) to retain and not be liable to account for any profit made or any other amount or benefit received thereby or in connection therewith.

21. Substitution

The Trustee may, without the consent of the Holders, agree with the Issuer to the substitution in place of the Issuer (or of any previous substitute under this Condition) as the principal debtor under the Notes and the Indenture of another company, being any Subsidiary of the Issuer, subject to (a) the Notes being unconditionally and irrevocably guaranteed by the Issuer, (b) the Trustee being satisfied that the interests of the Holders will not be materially prejudiced by the substitution, and (c) certain other conditions set out in the Indenture being complied with.

22. Notices

(A) Notices to Holders shall, be valid if published in (*so* long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such Stock Exchange so require), be a newspaper having a general circulation in Luxembourg (which is expected to be the *Luxemburger Wort*). For so long as Notes are represented by one or both of the Global Notes, copies of such notices to Holders shall (in addition to publication as described above) also be delivered to DTC, Euroclear and Clearstream, Luxembourg.

(B) Any such notice shall, in the case of Definitive Notes, be deemed to be given on the second Business Day in London after the date on which the notice was so mailed.

23. Authentication

This Global Note shall not be valid until the Principal Paying Agent signs the certificate of authentication hereon.

24. Further Issues

Subject to the provisions of the Indenture, the Issuer may from time to time , without notice to or the consent of the Holders, create and issue further notes ranking *pari passu* with the Notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes) and such further notes shall be consolidated and form a single series with the Notes and shall have the same terms as to status, redemption or otherwise as the Notes.

25. Guarantee

Pursuant to the Noteholders' Guarantee and Debenture, the Guarantors have jointly and severally unconditionally and irrevocably guaranteed the due and punctual payment of all sums from time to time payable in respect of the Notes. The Guarantee contained in the Noteholders' Guarantee and Debenture constitutes direct, general and unconditional obligations of each Guarantor which will at all times at least rank *pari passu* with all other present and future unsecured obligations of each Guarantor, save as may be preferred by provisions of law that are both mandatory and of general application.

26. Security

Pursuant to the Security Documents, the obligations of the Issuer under the Notes and the Indenture and the obligations of the Guarantors in respect of their guarantee of the Notes are secured in favour of the Security Trustee for the benefit of the Holders by way of a second fixed charge and a floating charge over certain assets of the Issuer and each of the Guarantors.

27. Governing Law

This Note shall be governed by and construed in accordance with English law.

SCHEDULE 3:
PROVISIONS FOR MEETINGS OF HOLDERS

1. The following expressions have the following meanings:

"voting certificate" means a certificate in English issued by a Paying Agent and dated in which it is stated:

(a) that on that date Notes (represented by a Global Note and not being Notes in respect of which a block voting instruction has been issued and is outstanding in respect of the meeting specified in such voting certificate or any adjournment of it) were (to the satisfaction of such Paying Agent) held to its order or under its control and that such Notes will not cease to be so held until the earlier of:

(i) the conclusion of the meeting specified in such certificate or any adjournment of it (whichever is the later); and

(ii) the surrender of the certificate to the Paying Agent which issued it and

(b) that its bearer is entitled to attend and vote at such meeting or any adjournment of it in respect of the Notes represented by such certificate;

"block voting instruction" means a document in English issued by a Paying Agent and dated in which:

(a) it is certified that bearer Notes represented by a Global Note (not being Notes in respect of which a voting certificate has been issued and is outstanding in respect of the meeting specified in such block voting instruction or any adjournment of it) were (to the satisfaction of such Paying Agent) held to its order or under its control and that such Notes will not be released until the earlier of:

(i) the conclusion of the meeting specified in such document or any adjournment of it (whichever is the later) and

(ii) the surrender to the Paying Agent, not less than 48 hours before the time fixed for such meeting or adjournment, of the receipt for each such Note which is to be released to the Paying Agent which issued it or (as the case may require) the Notes ceasing with the agreement of the Paying Agent to be held to its order or under its control and the notification in accordance with paragraph 18 of such surrender by such Paying Agent to the Issuer,

(b) it is certified that each Holder of such Notes or a duly authorised agent on his behalf has instructed that Paying Agent that the votes attributable to his Notes so deposited should be cast in a particular way in relation to each resolution to be put to such meeting or any adjournment of it and that all such instructions are, during the period of

48 hours before the time fixed for such meeting or adjourned meeting, neither revocable nor subject to amendment,

(c) the aggregate principal amount of the Notes so held are listed, distinguishing with regard to each resolution between those in respect of which instructions have been so given (i) to vote for, and (ii) to vote against, the resolution, and

(d) a person named in such document (a "**proxy**") is authorised and instructed by that Paying Agent to vote in respect of the Notes so listed in accordance with the instructions referred to in (c) above as set out in such document.

"**Extraordinary Resolution**" means a resolution passed at a duly convened meeting of Holders held in accordance with this Indenture by a majority of at least 75% of the votes cast.

2. (A) A holder of a Note represented by a Global Note may obtain a voting certificate from a Paying Agent or require a Paying Agent to issue a block voting instruction in respect of such Notes by such Note being held (to the satisfaction of the Paying Agent) to its order or under its control not later than 48 hours before the time fixed for a meeting. Voting certificates and block voting instructions shall be valid until the relevant Notes are released pursuant to paragraph 1 and until then the holder of a voting certificate or (as the case may be) the proxy named in a block voting instruction shall, for all purposes in connection with any meeting of Holders, be deemed to be the holder of the Notes to which that voting certificate or block voting instruction relates and the Paying Agent with which (or to the order of which) such Notes have been deposited shall be deemed for such purposes not to be the holder of those Notes.

(B) (i) A Holder of a Definitive Note may by an instrument in writing (a "**form of proxy**") in the form available from the specified office of the Registrar in the English language signed by the holder or, in the case of a corporation, executed under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporation and delivered to the Registrar not later than 24 hours before the time fixed for any meeting, appoint any person (a "**proxy**") to act on his or its behalf in connection with any meeting or proposed meeting of Holders or any adjourned such meeting.

(ii) Any holder of a Definitive Note which is a corporation may, by delivering to the Registrar not later than 24 hours before the time fixed for any meeting a resolution of its directors or other governing body in the English language, authorise any person to act as its representative (a "**representative**") in connection with any meeting or proposed meeting of Holders or adjourned such meeting.

(iii) Any proxy appointed pursuant to sub-paragraph (i) above, or representative appointed pursuant to sub-paragraph (ii) above, shall, so long as such appointment remains in force, be deemed, for all purposes in connection with any meeting or proposed meeting or adjourned of Holders specified in such

appointment, to be the holder of the Definitive Notes to which such appointment relates and the holder of the Definitive Note shall be deemed for such purposes not to be the holder.

3. The Issuer or the Trustee may at any time convene a meeting of Holders. The Trustees shall, if it receives a written request by Holders holding at least 10% in principal amount of the Notes for the time being outstanding and is indemnified to its satisfaction against all costs and expenses, convene a meeting of Holders. Every such meeting shall be held at a time and place approved by the Trustee in writing.

4. At least 21 days' notice (exclusive of the day on which the notice is given and of the day of the meeting) shall be given to the Holders. A copy of the notice shall be given by the party convening the meeting to the other parties. The notice shall specify the day, time and place of meeting, be given in the manner provided in the Conditions and shall specify, unless the Trustee otherwise agrees in writing, the nature of the resolutions to be proposed and shall include a statement to the effect that (a) Notes represented by a Global Note may be held to the order or under the control of any Paying Agent for the purpose of obtaining voting certificates or appointing proxies until 48 hours before the time fixed for the meeting but not thereafter and (b) the holders of Definitive Notes may appoint proxies by executing and delivering a form of proxy in the English language to the specified office of the Registrar not later than 48 hours before the time fixed for the meeting or, in the case of corporations, may appoint representatives by resolution in the English language of their directors or other governing body and by delivery an executed copy of such resolution to the Registrar not later than 48 hours before the time fixed for the meeting but not thereafter.

5. A person (who may, but need not, be a Holder) nominated in writing by the Trustee may act as chairman of a meeting but if no such nomination is made or if the person nominated is not present within 15 minutes after the time fixed for the meeting the Holders present shall choose one of their number to be chairman, failing which the Issuer may appoint a chairman, The chairman of an adjourned meeting need not be the same person as the chairman of the original meeting.

6. At a meeting two or more persons present in person holding Notes or voting certificates or being proxies and holding or representing in the aggregate not less than 10% in principal amount of the Notes for the time being outstanding shall (except for the purpose of passing an Extraordinary Resolution) form a quorum for the transaction of business and no business (other than the choosing of a chairman) shall be transacted unless the requisite quorum is present at the commencement of business. The quorum at a meeting for passing an Extraordinary Resolution shall (subject as provided below) be one or more persons in person holding Notes or voting certificates or being proxies and holding or representing in the aggregate a clear majority in principal amount of the Notes for the time being outstanding, *Provided That* the quorum at a meeting the business of which includes any of the matters specified in the proviso to paragraph 19 shall be two or more persons present holding Notes or voting certificates or being proxies and holding or representing in the aggregate not *less* than 75% in principal amount of the Notes for the time being outstanding. The holder of a Global Note shall be treated as the two persons for the purposes of any quorum requirements specified in this Schedule 3.

7. If within 15 minutes (or such longer period, not exceeding 30 minutes as the chairman may decide) from the time fixed for a meeting a quorum is not present the meeting shall, if convened upon the requisition of Holders or if the Issuer and the Trustee agree, be dissolved. In any other case it shall stand adjourned to such date, not less than 14 nor more than 42 days later, and to such place as the chairman may decide. At such adjourned meeting two or more persons present in person holding Notes or voting certificates or being proxies (whatever the principal amount of the Notes so held or represented) shall form a quorum and may pass any resolution and decide upon all matters which could properly have been dealt with at the meeting from which the adjournment took place had a quorum been present at such meeting; *Provided That* at an adjourned meeting at which an Extraordinary Resolution is to be proposed for the purpose of effecting any of the modifications specified in the proviso to paragraph 19 the quorum shall be two or more persons so present holding Notes or voting certificates or being proxies and holding or representing in the aggregate not less than 25% in principal amount of the Notes for the time being outstanding.

8. The chairman may, with the consent of (and shall if directed by) a meeting, adjourn the meeting from time to time and from place to place but no business shall be transacted at an adjourned meeting which might not lawfully have been transacted at the meeting from which the adjournment took place.

9. At least 10 days' notice of a meeting adjourned through want of a quorum shall be given in the same manner as for an original meeting and such notice shall state the quorum required at the adjourned meeting pursuant to paragraph 7 above. No notice need, however, otherwise be given of an adjourned meeting.

10. Each question submitted to a meeting shall be decided in the first instance by a show of hands and in case of equality of votes the chairman shall both on a show of hands and on a poll have a casting vote in addition to the vote or votes (if any) which he may have as a Holder or as a holder of a voting certificate or as a proxy or as a representative.

11. Unless a poll is (before or on the declaration of the result of the show of hands) demanded at any meeting by the chairman, the Issuer, the Trustee or by one or more persons holding one or more Notes or voting certificates or being proxies and holding or representing in the aggregate not less than 2% in principal amount of the Notes for the time being outstanding, a declaration by the chairman that a resolution has been carried or carried by a particular majority or lost or not carried by any particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

12. Subject to paragraph 13 below, if a poll is demanded, it shall be taken in such manner and (subject as provided below) either at once or after such adjournment as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded as at the date of the taking of the poll. The demand for a poll shall not prevent the continuation of the meeting for the transaction of any business other than the question on which the poll has been demanded.

13. A poll demanded on the election of a chairman or on a question of adjournment shall be taken at the meeting without adjournment.

14. The Issuer and the Trustee (through their respective representatives) and their respective financial and legal advisers may attend and speak at any meeting of Holders. No one else may attend or speak at a meeting of Holders unless he is the holder of a Note or a voting certificate or is a proxy or a representative.

15. On a show of hands every person who is present in person and who produces a Note or voting certificate or is a proxy shall have one vote and on a poll every person who is so present shall have one vote in respect of each £1,000 principal amount of Notes so produced or represented by the voting certificate so produced or in respect of which he is a proxy. Without prejudice to the obligations of proxies, a person entitled to more than one vote need not use them all or cast them all in the same way.

16. A proxy need not be a Holder.

17. Each block voting instruction shall be deposited at such place as the Trustee shall designate or approve, at least 24 hours before the time appointed for holding the meeting or adjourned meeting at which the proxy named in the block voting instruction proposes to vote and in default the block voting instruction shall not be treated as valid unless the chairman of the meeting decides otherwise before the meeting or adjourned meeting proceeds to business. A notarially certified copy of each block voting instruction shall if required by the Trustee be produced by the proxy at the meeting or adjourned meeting but the Trustee shall not thereby be obliged to investigate or be concerned with the validity of, or the authority of, the proxy named in a block voting instruction.

18. A vote cast in accordance with the terms of a block voting instruction shall be valid even if the block voting instruction or form of proxy or any of the Holders' instructions pursuant to which it was executed has been previously revoked or amended, unless written intimation of such revocation or amendment is received from the relevant Paying Agent by the Issuer or the Trustee at its head office (or at such other place as the Trustee shall designate or approve) or by the chairman of the meeting in each case at least 24 hours before the time fixed for the meeting or adjourned meeting at which the block voting instruction is used.

19. A meeting of Holders shall, subject to the Conditions, this Indenture and the Security Documents, in addition to the powers given above, but without prejudice to any powers conferred on other persons by this Indenture, have power exercisable by Extraordinary Resolution:

(A) to sanction any proposal by the Issuer or the Trustee for any modification, abrogation, variation or compromise of, or arrangement in respect of, the rights of the Holders against the Issuer whether or not these rights arise under this Indenture

(B) to sanction the exchange or substitution for the Notes of, or the conversion of the Notes into, shares, notes, or other obligations or securities of the Issuer or any other entity

(C) to assent to any modification of this Indenture, the Notes or the Security Documents which shall be proposed by the Issuer, the Trustee or any Holders

(D) to authorise anyone to concur in and do anything necessary to carry out and give effect to an Extraordinary Resolution

(E) to give any authority, direction or sanction required to be given by Extraordinary Resolution

(F) to appoint any persons (whether Holders or not) as a committee or committees to represent the interests of the Holders and to confer upon them any powers or discretions which the Holders could themselves exercise by Extraordinary Resolution

(G) to approve a proposed new Trustee and to remove a Trustee or to approve a proposed new Security Trustee and to remove a Security Trustee

(H) to approve the substitution of any entity for the Issuer (or any previous substitute) as principal debtor under this Indenture and

(I) to discharge or exonerate the Trustee and/or Security Trustee and/or any Appointee from any liability in respect of any act or omission for which it may become responsible under this Indenture or the Notes,

Provided That the special quorum provisions contained in the proviso to paragraph 6 and, in the case of an adjourned meeting, in the proviso to paragraph 7 shall apply in relation to any of the matters specified in paragraph (B) or (C), any of the proposals listed in Clause 21.2(B) of the Indenture or any amendment to this proviso (each of which shall only be capable of being effected after having been approved by an Extraordinary Resolution).

20. An Extraordinary Resolution or other resolution passed at a meeting of Holders duly convened and held in accordance with this Indenture shall be binding on all the Holders, whether or not present at the meeting, and each of them shall be bound to give effect to it accordingly. The passing of a such resolution shall be conclusive evidence that the circumstances of such resolution justify the passing of it. The Issuer shall give notice of the passing of an Extraordinary Resolution to Holders within 14 days but failure to do so shall not invalidate the resolution.

21. Minutes shall be made of all resolutions and proceedings at every meeting and, if purporting to be signed by the chairman of that meeting or of the next succeeding meeting of Holders, shall be conclusive evidence of the matters in them. Until the contrary is proved every meeting for which minutes have been so made and signed shall be deemed to have been duly convened and held and all resolutions passed or proceedings transacted at it to have been duly passed and transacted.

22. Subject to all other provisions of this Indenture the Trustee may without the consent of the Holders prescribe such further regulations regarding the holding of meetings and attendance and

voting at them as the Trustee may in its sole discretion determine including (without limitation) such regulations and requirements as the Trustee thinks reasonable to satisfy itself that the persons who purport to make any requisition in accordance with this Indenture are entitled to do so and as to the form of voting certificates or block voting instructions so as to satisfy itself that persons who purport to attend or vote at a meeting are entitled to do so.

IN WITNESS whereof this Indenture has been executed as a Deed on the date stated at the beginning.

EXECUTED AS A DEED
by **CLUBHAUS PLC**
acting by:

....

Director Director/Secretary

EXECUTED AS A DEED)
by ....)
for and on behalf of)
THE BANK OF NEW YORK)
acting by)
under its authority)

CLUBHAUS
the **leisure** group

Report & Accounts
2001

CLUBHAUS
the **leisure** group

Contents

GOLF GYM SWIM AERO PULSE SOUL KIDS

Directors and Principal Advisers

Directors

Robert Bourne
Chairman

Charlie Parker
Managing Director

Rupert Horner
Finance Director

Guy Buckley
Chief Operating Officer

Alexander von Spoercken
German Director

Norman Riddell
Non-executive Director

Company Secretary

Rupert Horner

Head Office and Registered Office

Clubhaus PLC
Nizels Georgian House
Nizels Lane
Hildenborough
Kent
TN11 8NT
Tel: 01732 835 900
Fax: 01732 835 990
Registered number: 3125439

Auditors

Deloitte & Touche
Chartered Accountants
Hill House
1 Little New Street
London
EC4A 3TR

Nominated Advisor and Broker

KBC Peel Hunt Limited
62 Threadneedle Street
London
EC2R 8HP

Principal Bankers

Barclays Bank PLC
54 Lombard Street
London
EC3V 9EX

Registrars and Transfer Office

Capita IRG PLC
Balfour House
390/398 High Road
Ilford
Essex
IG1 1NQ

Chairman's Statement

Results

As shareholders will be aware from our announcement of the 21st November 2001 and from my comments at the Company's EGM on 7th January 2002, the results for the 9 months ended 30th September 2001 reflect the material write down of our fixed assets following an independent valuation performed by FPDSavills, Chartered Surveyors. The loss for the period was £102.3 million after exceptional items of £88.9 million and the net liabilities attributable to ordinary shareholders as at 30th September 2001 were £26. 7 million.

The valuation

As set out in the Interim Report sent to shareholders on 5th September 2001, the Board decided to commission an independent valuation of the Group's properties. The basis of the valuation was an Open Market Value of each property. The majority of the properties were valued by FPDSavills and one of the Group's properties was valued by Chesterton HMH. The valuations reflected the difficult trading conditions prevailing including the adverse weather and the effect of the foot and mouth disease during the period and the restricted number of purchasers for golf assets, particularly in Germany and France. Moreover, the German properties' valuation was particularly hard hit given the high rental commitments associated with the leasehold interests and the effect of the disappointing performance of the German economy on the ability to sell high priced memberships. The carrying value of the Group's property assets in France were written down significantly because the developer who had committed to purchase a number of plots defaulted on his contractual obligations, largely as a result of his inability to make onward sales. FPDSavills also attributed limited value to third party market perception of the development potential at various Group's sites which Clubhaus itself maybe able to realise. Whilst it is disappointing to report the material write down in values, the Board appreciates that one of the main priorities is to improve the Group's trading performance in order to restore as much of the lost value as possible.

Restructuring

As a consequence of the above, the Company initiated negotiations with its bankers, the holders of the Company's Senior Loan Notes and its preference shareholder with a view to restructuring the Group's balance sheet. I am pleased to be able to report that these negotiations have been successfully concluded. Full details of the proposed restructuring are included in circulars which are being sent to shareholders and bondholders today, and which also includes notification of the EGM to be convened at which Ordinary Shareholders will be asked to approve the proposals. It should be noted that if Ordinary Shareholders, the Preference Shareholder and Bondholders do not approve the proposals, then the Company will have to initiate insolvency proceedings. These financial statements have been prepared on the going concern basis as set out in note 1 to the accounts and the auditors' report draws attention to the inherent uncertainty surrounding the adoption of the going concern basis.

Effect of the restructuring and strategy

If the restructuring is successfully implemented, the Group will have a net asset position restored and will have a greatly reduced interest expense going forward. However, the Group will still have significant indebtedness and it will be necessary in the short term to continue the policy of disposing of non core assets, and restricting developments and acquisitions. The UK Country Clubs have continued to trade satisfactorily. The Board is of the opinion that this niche business offers an attractive investment opportunity and the Group's existing portfolio still has the potential for further health and fitness developments. Provided that

Chairman's Statement (CONTINUED)

the trading performance from the existing Country Clubs supports the case for further development, the Board will examine the possibilities of raising additional equity capital to allow the prudent further development and expansion of the Country Club business.

Annual General Meeting

The Annual General Meeting will be convened following the conclusion of the restructuring proposals.

Board Changes

If the restructuring proposals are implemented, the board of your Company will be reorganised as follows:

I will stand down as executive chairman of your company but will remain as non-executive chairman. As a consequence I will receive a reduced remuneration package.

Alexander von Spoercken and Guy Buckley will stand down as executive Directors of the Company. No compensation will be paid as a result of these resignations.

The directors are currently seeking to identify suitable candidates to strengthen the Board and expect to announce further changes during the course of the current calendar year.

People

I would like to join with my colleagues to thank all of the Clubhaus employees for their efforts during what has been a difficult time for the Group. The continued increase in members is testament to the high level of service that our staff provided during the period.

Conclusion

The period under review has clearly been highly unsatisfactory both for the Company and also for shareholders. The proposed restucturing will reestablish some positive value for shareholders and the Board's primary objective is to restore as much lost value to shareholders as possible.

Robert Bourne
Chairman

12th April 2002

Operating and Financial Review

Review of results

The following review covers the period ended 30th September 2001. Comparative figures are for the 12 months ended 31st December 2000 and as such, are not on a like for like basis.

Turnover

The Group's turnover was £27.1 million for the nine months ended 30th September 2001 (2000: £45.2 million).

The turnover was generated as follows:

	2001 Actual %	2000 Actual %
Membership subscriptions	**40**	27
Joining fees	**3**	17
Daily usage	**11**	12
Food and beverage	**25**	22
Retail	**7**	7
Other revenues	**14**	15
TOTAL	**100**	100

Membership Subscriptions. Membership subscriptions increased during the period, mainly driven by the increase in the number of members at the UK Country Clubs. Price rises were limited and the subscription increase was predominantly volume driven. There is still scope for further increases in the number of members which should allow further volume growth as well as price driven increases.

Joining Fees. The prior period benefited from some significant joining fee revenue which has not recurred during this period. The current reduced level of joining fees may continue as the Industry moves away from the joining fee model.

Daily Usage Fees. Daily usage decreased in absolute terms, reflecting poor weather and some disappointing sales of corporate and society golf. Steps have been implemented to try to increase the level of income generated from this side of the business in 2002.

Food and Beverage Sales and Retail sales. Sales were broadly similar to the prior year.

Other revenues. Other revenues consist of predominantly accommodation revenues from the developments at Hamburg, El Bosque, The Essex, the Fox Club and Meyrick Park together with sales of health and beauty treatments and products at the Group's "aura" facilities.

Administrative expenses. The main analysis of administrative expenses is included in the Notes to the Accounts. The figure for the period includes a number of exceptional items which have inflated the total figure. The current level of administrative expenses is at a reduced level and efforts will continue to take excess costs out of the system.

Operating and Financial Review (CONTINUED)

Exceptional items

The exceptional items are detailed in the Notes to the Accounts. The main items are as follows:

Following the valuation of the Group's property portfolio by independent valuers, a provision of £85.5 million has been expensed in the period to reduce the carrying value of the properties to their Open Market Value. The reasons for this write down are discussed in the Chairman's Statement.

A provision of £2.0 million has been made in total against certain of the Company's investments and loans, including Askfigaro which we have agreed to sell for a nominal amount.

The Company also incurred expenditure of £0.5 million on aborted transaction costs.

During the period, the Group disposed of three golf only sites for a total consideration of £8.6 million resulting in a loss on disposal of £1.6 million.

Net Interest Expense

Given the cessation of development activities as a result of the Company's financial difficulties, and the extent of the revaluation deficit recognised in the period the directors have reviewed their criteria for capitalising interest. As a result of this review they have concluded that under the revised criteria no interest falls to be capitalised for the period.

Conclusion

The trading performance of the Group was disappointing during the period under review, although the UK Country Clubs performed satisfactorily. The profit and loss account includes the significant reduction in property valuation. As set out in the Chairman's Statement, the Company has an agreement in principle to undertake a debt for equity swap which if implemented would reduce the indebtedness of the Group. The Group will continue to concentrate its efforts on improving the underlying trading performance of the Group's core clubs, disposing of non-core assets and examine ways to attract new equity into the Group.

DETAILS OF THE GROUP'S PROPERTIES

Club/Location

1. Benton Hall Golf Club, Essex
2. Castle Royle Health & Fitness, Berkshire
3. Chesfield Downs Golf Club, Hertfordshire*
4. El Bosque Golf & Country Club, Spain
5. The Essex Golf and Country Club, Essex
6. The Fox Club, London
7. Golf de la Forêt de Montpensier, France
8. Golfanlage Schloss Lüdersburg, Germany
9. Golfclub Schloss Nippenburg, Germany
10. Golfclub Hof Trages, Germany
11. Golfplatz Tutzing, Germany
12. Mapledurham Golf & Health Club, Berkshire
13. Mentmore Golf & Country Club, Bedfordshire
14. The Club at Meyrick Park, Bournemouth
15. Nizels Golf and Country Club, Kent
16. Seedy Mill Golf Club, Staffordshire
17. Three Rivers Golf & Country Club, Essex
18. The Tytherington Club, Cheshire
19. The Warwickshire, Warwickshire
20. Chartham Park, Sussex
21. Seeburg development, Germany

(As at 30th September 2001)

(*) Sold February 2002

Charlie Parker
Managing Director
12th April 2002

Biographies of Directors

Directors

Robert Bourne

(51) Chairman

Robert Bourne qualified as a Chartered Accountant in 1973 and was subsequently employed by IMG. Since 1979, he has been involved in commercial property, initially as Joint Chief Executive of Local London Group Plc, and from 1990 until February 1996 as Joint Chief Executive of The Ex-Lands PLC. He joined the Board on flotation and has been Chairman of Clubhaus since 1st May 1997.

Charlie Parker

(37) Managing Director

Charlie Parker qualified as a Chartered Accountant in 1989 with Touche Ross & Co. in London. He spent two years working for P&O in Sydney, Australia. In January 1993, he joined The Ex-Lands PLC with specific responsibility for the Clubhaus Group. He joined the Board on flotation and has been Managing Director of Clubhaus since 1st May 1997.

Rupert Horner

(39) Finance Director

Rupert Horner qualified as a Chartered Accountant in 1987 with KPMG in London. He has held a number of Executive Directorships including being Finance Director of Union Square PLC, PGA European Tour Courses PLC and Ferrum Holdings PLC. In addition he was a Director of Quinta do Lago SA, the golf and leisure development in Portugal from 1991 to 2001. He joined Clubhaus as finance director on 1st February 2001.

Guy Buckley

(53) Chief Operating Officer

Guy Buckley holds a MBA from Columbia University, New York and is a fellow of the Chartered Institute of Builders. He was previously president of Arnold Palmer Buckley Developments Inc. and was in charge of operations at IMG Developments Limited. He joined the Board on flotation and has been Chief Operating Officer since 1st May 1997.

Alexander von Spoercken

(54) German Director

Alexander von Spoercken has had a career in banking and holds a Master of Arts in Economics from the University of California. He has extensive experience in the financing, construction and management of golf course operations and has overall management responsibility for the Group's German operations. He joined the Board on flotation.

Norman Riddell

(54) Non-executive Director

Norman Riddell qualified as a research analyst before joining Britannia Arrow in 1979, where he became Managing Director in 1984. From 1986 to 1993, Norman was Chief Executive of Capital House, a subsidiary of the Royal Bank of Scotland Group. Norman became Chief Executive of INVESCO Europe Limited and a Director of AMVESCAP plc in 1993 and left in 1997 to establish Norman Riddell & Associates Limited. He is the Chairman and/or a Director of a number of public and private companies and joined the Board of Clubhaus on 25th August 1999.

CLUBHAUS
the **leisure** group

Contents of Accounts

PULSE SOUL KIDS TENNIS SQUASH RELAX STAY

Report of the Directors

Introduction

The Directors present their report and the audited consolidated accounts of the Group for the period ended 30th September 2001. These have been prepared in accordance with the accounting policies set out on pages 24 to 26 of these accounts.

Directors

The Directors who served throughout the period, except as noted, were as follows:

Robert Bourne	*(Chairman)*
Charlie Parker	
Guy Buckley	
Alexander von Spoercken	
Rupert Horner	*(Appointed 1st February 2001)*
Norman Broadhurst	*(Non-Executive Director. Resigned 30th September 2001)*
Norman Riddell	*(Non-Executive Director)*

Principal activities and review of the business

The principal activity of the Company is that of a holding company coordinating the activities of its subsidiary undertakings. The subsidiary undertakings own and operate leisure businesses and facilities in both the United Kingdom and Continental Europe.

A detailed review of the activities and the development of the Group during the period is set out in the Chairman's Statement on pages 2 and 3 and in the Operating and Financial Review on pages 4 to 6. The outlook for the Group is also considered in the Chairman's Statement on pages 2 and 3.

Results and Dividends

The results for the period are set out on page 19. The Directors have not recommended an ordinary dividend (2000: £nil) or a preference dividend (2000: 5p per share).

Change of year end

The Company has changed its year end to 30th September from 31st December. Consequently these accounts cover the nine month period ending 30th September 2001.

Report of the Directors (CONTINUED)

AIM Listing

Clubhaus PLC was listed on the AIM market in October 2001. This was considered appropriate given the market value of the Company at the time and having regard to the reduced costs involved in maintaining an AIM Listing compared to the Official List. AIM Listing disclosure rules have been adopted for the financial statements.

The Board

Following the appointment of Rupert Horner on 1st February 2001 the Board consisted of five Executive and two Independent Non-executive Directors and has met as required throughout the period. One of the Non-Executive Directors resigned on 30th September 2001. A formal schedule of matters reserved for the decision of the Board covers key areas of the Group's affairs including overall Group strategy, acquisition and divestment policy, approval of budgets, major capital expenditure projects and general treasury and risk management policies. Procedures have been established to enable Directors to obtain independent professional advice. The Board has delegated specific responsibilities to committees, as described below.

The Audit Committee

The Audit Committee during the period comprised two Directors, Norman Broadhurst (Chairman) and Norman Riddell. The Committee met twice during the period. The Committee reviews the Company's interim and annual financial statements before submission to the Board for approval. The Committee also recommends the appointment and reviews the fees of external auditors. Following Norman Broadhurst's departure on 30th September 2001 the Committee has had only one member. It is intended that an additional Committee Member will be appointed in due course.

The Remuneration Committee

The Remuneration Committee during the Period comprised two Directors, Norman Broadhurst and Norman Riddell (Chairman). The Committee met once during the period. On pages 13 to 15 of this Report and Accounts is the Report by the Board to the Shareholders on Directors' remuneration which includes the policies they apply on determining Directors' remuneration packages. Following Norman Broadhurst's departure on 30th September 2001 the Committee has had only one member. It is intended that an additional Committee Member will be appointed in due course.

Going concern

As described in the Chairman's Statement, the Company will have to initiate insolvency proceedings if the Restructuring Proposals which it is proposed will be considered by Ordinary Shareholders at the Company's EGM, and separately by the Preference Shareholder and Bondholders, are not approved and implemented. While the directors are presently uncertain as to the outcome of the Proposals, they have formed a judgement at the time of approving the financial statements that following approval of the Proposals and with the benefit of the new bank facilities which will become available to the Group and with the benefit of either proceeds from planned non-core asset disposals, the timing of which is inherently uncertain, or further equity capital that it is appropriate for the financial statements to be prepared on a going concern basis. Following the implementation of the Restructuring Proposals as set out in Note 1 to the accounts, the Group will need to make further disposals or raise further equity capital in order to comply with the banking facilities, which envisage a significant reduction in the indebtedness level of the Group post restructuring.

Report of the Directors (CONTINUED)

Directors and their interests in the share capital of the Company

The following Directors in office at 30th September 2001 held the following shares in the Company as notified on 8th April 2002. Details of Directors' options over ordinary shares are set out in the Report by the Board to the Shareholders on Directors' remuneration on pages 14 and 15.

	30th September 2001 Number of Ordinary Shares of 50p each	31st December 2000 Number of Ordinary Shares of 50p each
Alexander von Spoercken	**1,757,208**	1,757,208
Robert Bourne	**453,595**	453,595
Charlie Parker	**30,585**	30,585
Guy Buckley	**30,574**	30,574
Rupert Horner	**10,000**	10,000
Norman Riddell	**–**	–
	2,281,962	2,281,962

All interests of the Directors are owned beneficially by them or their families. No Director has any interest in the share capital of a subsidiary company during the period other than as disclosed in Note 36.

Charitable Donations

During the period the Group made no charitable donations (2000: £4,000) nor any political donations (2000: nil).

Employees

The Group's policy is to consult and discuss with employees, either individually and/or at meetings, matters likely to affect employees' interests. Information on matters of concern to employees is given through departmental meetings and staff briefings, information memos, circulating minutes of monthly management meetings, reports and press releases. All of these methods seek to achieve a common awareness on the part of all employees of the financial and economic factors affecting the Group's performance.

The Group's policy is to treat all applicants regardless of gender, ethnic or national origin or disability no less favourably than others. As such we will invite suitable disabled candidates for interview and ensure that they receive full and fair consideration based upon their ability to fulfil the requirements of a position. All disabled employees receive the same treatment as other employees with regard to training, career development and promotion. We would always seek to continue employment of employees who become disabled.

Report of the Directors (CONTINUED)

Substantial Shareholdings

As at 3rd April 2002 the Company had received notifications from the following institutions and individuals of interests of themselves and their clients of 3% or more of the issued ordinary share capital of the Company.

	Number of Ordinary Shares of 50p each	Percentage of Issued share Capital
Edinburgh Fund Managers Group plc	11,065,695	10.7
Paul Davidson	9,073,237	8.8
Electra Quoted Management Limited	5,976,577	5.8
Phillips & Drew Life Limited	4,462,716	4.3
Crown Sports PLC	4,100,000	4.0

Creditors payment policy

It is the Group's policy to ensure that all creditors are paid in accordance with their terms and conditions once a satisfactory service has been delivered. The total amount of trade creditors falling due within one year at 30th September 2001, represents 40 days (2000: 40 days) as a proportion of the total amount invoiced by suppliers during the year.

Auditors

A resolution to re-appoint Deloitte & Touche as auditors will be proposed at the Annual General Meeting.

Rupert Horner
Company Secretary

12th April 2002

Report by the Board to the Shareholders on Directors' Remuneration

The members of the Remuneration Committee during the period were Norman Broadhurst and Norman Riddell. Norman Broadhurst resigned on 30th September 2001.

Policy of the remuneration and incentivisation of executive Directors

The Group's policy is designed to ensure that individual rewards and incentives are aligned with the performance of the Company and the interests of shareholders. It is also designed to provide a competitive remuneration package which enables the Company to attract, retain and motivate high calibre executives.

Components of the executive Directors' remuneration

Salary

The level of the executive Directors salary is determined annually by the Remuneration Committee.

Discretionary bonus

Any bonus recommendation is based on the Committee's evaluation of an individual's contribution to the Group.

Taxable benefits

Taxable benefits include a company car or a car allowance and minor ancillary benefits.

Pensions

The Group operates a stakeholder pension scheme and also makes contributions to various external schemes on behalf of five Directors.

Directors' service contracts and management agreements

Norman Riddell & Associates Limited has entered into an agreement with the Company providing for remuneration of £20,000 per annum in respect of the services of Norman Riddell with termination by either party at will. There are no service contracts or management agreements with Directors of the Company under which the Directors of the Company are employed by the Company, or any of its subsidiaries, other than that which expire, or are determinable by the Company, within one year and without payment of compensation.

The unexpired term for the Directors is one year or less.

Report by the Board to the Shareholders on Directors' Remuneration (CONTINUED)

Remuneration payable during the period ended 30th September 2001

	Remuneration as Executives £'000	Fees as Directors £'000	Benefits in kind £'000	Discretionary bonus £'000	Pension contributions £'000	Total emoluments £'000	Prior year £'000
Executive Directors							
Robert Bourne	75	–	15	–	7	97	130
Charlie Parker	101	–	9	40	15	165	162
Alexander von Spoercken	75	–	7	–	12	94	122
Guy Buckley	86	–	11	20	13	130	139
Rupert Horner (appointed 1st February 2001)	77	–	2	–	8	87	–
Non Executive Directors							
Norman Broadhurst	–	15	–	–	–	15	20
Norman Riddell	–	15	–	–	–	15	20
	414	30	44	60	55	603	593

The discretionary bonuses were awarded to Charlie Parker and Guy Buckley at the Remuneration Committee held in March 2001, and related to the year ended 31st December 2000. There will be no discretionary bonuses in respect of the period ended 30th September 2001.

Share Schemes

The Company has two Executive Share Option Schemes. The terms of the Schemes are essentially the same except that the first Executive Share Option Scheme has as a limit over the number of options that may be granted the lower of £30,000 and four times salary, whereas the second Executive Share Option Scheme has as a limit of four times annual salary excluding options granted under the first scheme. The Company also has two individual share option agreements, the main terms of which are also set out below.

(a) Options granted under the Share Option Schemes

Name	Number of Ordinary Shares	Exercise Period From	Exercise Period To	Date Granted	Exercise Price
Alexander von Spoercken	344,370	14th Oct. 1999	14th Oct. 2006	14th Oct. 1996	75.5p
	150,000	28th Oct. 2000	28th Oct. 2007	28th Oct. 1997	81.0p
Charlie Parker	225,000	1st Mar. 1999	1st Mar. 2006	1st Mar. 1996	60.0p
	119,370	14th Oct. 1999	14th Oct. 2006	14th Oct. 1996	75.5p
	150,000	28th Oct. 2000	28th Oct. 2007	28th Oct. 1997	81.0p
Guy Buckley	200,000	1st Mar. 1999	1st Mar. 2006	1st Mar. 1996	60.0p
	144,370	14th Oct. 1999	14th Oct. 2006	14th Oct. 1996	75.5p
	150,000	28th Oct. 2006	28th Oct. 2007	28th Oct. 1997	81.0p
	1,483,110				

Report by the Board to the Shareholders on Directors' Remuneration (CONTINUED)

No options have been granted under the First and Second Executive Share Option Schemes since the year end. No options were exercised during the year. Options over 409,406 of Ordinary Shares are held by 17 employees, of these options none were granted during the year. Options over 505,000 were cancelled during the year. Options are granted at the discretion of the Remuneration Committee based on the underlying financial performance of the Company and the individual's contribution to that performance.

(b) Individual Share Option Agreements

The Company also has individual option agreements with one Director, Robert Bourne and one ex-Director whose options are on the same terms as Robert Bourne's. The option agreements provide for options to be granted to subscribe for ordinary shares representing 1/60th of the issued ordinary share capital of the Company.

Robert Bourne is entitled to the following options:

Number of Ordinary Shares	Date Granted and date exercisable from	Exercise Price
185,348	21st February 1996	122.0p
223,249	21st February 1996	72.5p
227,848	31st July 1996	68.0p
62,500	29th November 1996	82.5p
27,778	4th February 1997	87.5p
260,618	4th March 1997	87.5p
334,334	13th June 1997	83.5p
125,000	8th December 1997	81.5p
217,215	19th June 1998	89.0p
8,492	16th May 1999	77.5p
11,624	3rd February 2000	103.0p
34,696	5th May 2001	50.0p
1,718,702	–	

All of the above options expire on 21st February 2003.

Norman Riddell
Chairman of The Remuneration Committee

12th April 2002

Responsibilities of the Directors in Respect of the Preparation of the Accounts

The following statement, which should be read in conjunction with the auditors' statement on page 17 and 18, is made with a view to setting out for shareholders the respective responsibilities of the Directors and of the auditors in relation to the financial statements.

The Directors are required by the Companies Act 1985 to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Company and the Group at the end of the financial period and of the profit and loss of the Group for the financial period.

The Directors consider that in preparing the financial statements on pages 19 to 48, the Group has used suitable accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all applicable accounting standards have been followed.

The Directors have responsibility for ensuring that the Group keeps accounting records which disclose with reasonable accuracy the financial position of the Group and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The Directors have responsibility for the Group's system of internal financial controls and taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

By order of the Board

Charlie Parker
Managing Director

12th April 2002

Independent Auditors' Report to the Members of Clubhaus PLC

Deloitte & Touche
Chartered Accountants and Registered Auditors
Hill House
1 Little New Street
London EC4A 3TR

Telephone: National 020 7936 3000
International +44 20 7936 3000
Telex: 884739 TRLNON G
Fax (Gp. 3): 020 7583 8517
LDE: DX 599
www.deloitte.co.uk

Deloitte & Touche

Independent Auditors' Report to the Members of Clubhaus PLC

We have audited the financial statements of Clubhaus PLC for the nine month period ended 30th September 2001 which comprise the profit and loss account, the balance sheets, the cash flow statement, the statement of total recognised gains and losses, the reconciliation of movement in shareholders' funds, the accounting policies, and the related notes 1 to 37. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of directors and auditors

As described in the statement of Directors' responsibilities, the Company's Directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibility is to audit the financial statements in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We read the Directors' Report and the other information contained in the Annual Report for the above year as described in the contents section and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Deloitte Touche Tohmatsu

Aberdeen, Belfast, Birmingham, Bracknell, Bristol, Cambridge, Cardiff, Crawley, Edinburgh, Glasgow, Leeds, Leicester, Liverpool, London, Manchester, Milton Keynes, Newcastle upon Tyne, Nottingham, St Albans and Southampton.

Principal place of business at which a list of partners' names is available: Stonecutter Court, 1 Stonecutter Street, London EC4A 4TR.

Authorised by the Institute of Chartered Accountants in England and Wales to carry on investment business.

Independent Auditors' Report to the Members of Clubhaus PLC (CONTINUED)

Deloitte & Touche

Fundamental uncertainties

In forming our opinion, we have considered the adequacy of the disclosures made in Note 1 to the accounts, concerning the uncertainties as to the continuation of support by the Company's ordinary shareholders, preference shareholder, bondholders and bankers and the achievement of planed asset sales, the timing of which is inherently uncertain. In view of the significance of these uncertainties, we consider that they should be drawn to your attention, but our opinion is not qualified in this respect.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30th September 2001 and of the loss of the Group for the period then ended and have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche.

Deloitte & Touche
Chartered Accountants and Registered Auditors

12th April 2002

Consolidated Profit and Loss Account

	Notes	Period ended 30th September 2001 £'000	Year Ended 31st December 2000 £'000
Turnover	2	**27,074**	45,170
Cost of Sales	2	**(13,585)**	(16,604)
Gross Profit	2	**13,489**	28,566
Administrative expenses (excluding exceptional items)		**(19,030)**	(13,487)
Exceptional Administrative expenses	3	**(87,331)**	(18,547)
Total Administrative expenses	2	**(106,361)**	(32,034)
Operating Loss	2	**(92,872)**	(3,468)
Exceptional item – loss on disposal of fixed assets		**(1,587)**	-
Loss on ordinary activities before interest		**(94,459)**	(3,468)
Net interest payable	4	**(8,377)**	(6,345)
Loss on ordinary activities before taxation		**(102,836)**	(9,813)
Taxation on loss on ordinary activities	9	**571**	-
Loss on ordinary activities after taxation		**(102,265)**	(9,813)
Preference share dividend	10	**-**	(380)
Loss after dividends retained for the period/year	29	**(102,265)**	(10,193)
Loss per share – basic	12	**(99.9p)**	(10.1p)
Loss per share – diluted	12	**(99.9p)**	(10.1p)

All of the results for the period/year were derived from continuing operations.

Statement of Total Recognised Gains and Losses

	Period ended 30th September 2001 £'000	Year ended 31st December 2000 £'000
Retained loss for the financial period/year	**(102,265)**	(10,193)
Revaluation reserve movement of fixed assets	**(15,505)**	25,900
Foreign currency translation differences	**-**	179
Total recognised losses for the period/year	**(117,770)**	15,886

Reconciliation of Movement in Shareholders' Funds

	Period ended 30th September 2001		Year ended 31st December 2000	
	Group 2001 £'000	**Company 2001 £'000**	Group 2000 £'000	Company 2000 £'000
Opening shareholders' funds	**97,283**	**82,180**	84,305	85,348
Preference share dividend transferred to reserves from current liabilities	**380**	**380**	–	–
Retained loss for the financial period/year	**(102,265)**	**(106,433)**	(10,193)	(3,168)
Issue of ordinary shares net of expenses	**1,040**	**1,040**	680	680
Shares to be issued	**-**	**-**	(680)	(680)
Revaluation of fixed assets	**(15,505)**	**-**	25,900	–
Released to the profit and loss account as an exceptional item	**-**	**-**	(2,908)	–
Foreign currency translation differences	**-**	**-**	179	–
Closing shareholders' (deficit)/funds	**(19,067)**	**(22,833)**	97,283	82,180

Consolidated Balance Sheet

	Notes	30th September 2001 £'000	31st December 2000 £'000
Fixed assets			
Intangible assets – negative goodwill	13	–	(958)
Tangible assets	14	92,843	190,349
		92,843	189,391
Current assets			
Stocks	19	1,135	3,126
Debtors	20	4,269	12,326
Cash at bank and in hand		992	2,015
		6,396	17,467
Creditors: amounts falling due within one year	21	(58,308)	(16,748)
Net current (liabilities)/assets		(51,912)	719
Total assets less current liabilities		40,931	190,110
Creditors: amounts falling due after more than one year	22	(59,227)	(91,486)
Provisions for liabilities and charges	26	(581)	(1,152)
Net (liabilities)/assets		(18,877)	97,472
Capital and reserves			
Called up share capital	28	51,561	50,521
Other reserves	29	30,382	45,507
Profit and loss account	29	(108,610)	(6,345)
Equity shareholders' (deficit)/funds		(26,667)	89,683
Non equity preference shares	28	7,600	7,600
Total shareholders' (deficit)/funds		(19,067)	97,283
Equity minority interests		190	189
Shareholders' (deficit)/funds		(18,877)	97,472

The above financial statements were approved by the Board of Directors on 12th April 2002.

Rupert Horner **Charlie Parker**

Company Balance Sheet

	Notes	30th September 2001 £'000	31st December 2000 £'000
Fixed assets			
Tangible fixed assets	15	**424**	1,474
Investments	16	**31,264**	37,440
		31,688	38,914
Current assets			
Debtors	20	**46,045**	137,693
Cash at bank and in hand		**1**	1
		46,046	137,694
Creditors: amounts falling due within one year	21	**(42,665)**	(7,249)
Net current assets		**3,381**	130,445
Total assets less current liabilities		**35,069**	169,359
Creditors: *amounts falling due after more than one year*	22	**(57,902)**	(87,179)
Net (liabilities)/assets		**(22,833)**	82,180
Capital and reserves			
Called up share capital	28	**51,561**	50,521
Other reserves	29	**23,290**	22,910
Profit and loss account	29	**(105,284)**	1,149
Equity shareholders' (deficit)/funds		**(30,433)**	74,580
Non equity preference shares	28	**7,600**	7,600
Total shareholders' (deficit)/funds		**(22,833)**	82,180

The above financial statements were approved by the Board of Directors on 12th April 2002.

Rupert Horner

Charlie Parker

Consolidated Cash Flow Statement

	Notes	Period ended 30th September 2001 £'000	Year ended 31st December 2000 £'000
Net cash inflow from operating activities	31	**2,499**	7,799
Net cash outflow from returns on investments and servicing of finance	32	**(6,328)**	(9,233)
Tax paid		**(213)**	(1,108)
Net cash outflow from capital expenditure and financial investment	32	**(5,498)**	(19,838)
Acquisitions and disposals	32	**7,104**	(3,842)
Net cash inflow/(outflow) from investing activities		**1,606**	(23,680)
Net cash outflow before use of liquid resources and financing		**(2,436)**	(26,222)
Net cash inflow from financing	32	**3,369**	29,209
Increase in cash	34	**933**	2,987
Reconciliation of net cash flow to movement in net debt			
Increase in cash and overdrafts in year	34	**933**	2,987
Cash inflow from increase in debt and lease finance		**(3,369)**	(29,209)
Change in net debt resulting from cash flows		**(2,436)**	(26,222)
Loans and finance leases acquired with acquisitions		**(1,500)**	(3,000)
Other non-cash changes in loans		**(318)**	(161)
New finance leases		**(1,217)**	(1,205)
Movement in net debt		**(5,471)**	(30,588)
Opening net debt		**(95,623)**	(65,035)
Closing net debt	34	**(101,094)**	(95,623)

Accounting Policies

Accounting Policies

Accounting convention

The accounts are prepared under the historical cost convention as modified by the revaluation of tangible fixed assets and in accordance with applicable United Kingdom Accounting Standards. The principal accounting policies are set out below.

Basis of consolidation

The consolidated financial statements incorporate the accounts of the Company and all Group undertakings. Acquisitions are accounted for under the acquisition method of accounting and any goodwill relating to acquisitions prior to the implementation of FRS 10, being the excess or deficit respectively of the purchase price over the fair value of net assets of subsidiaries at the date of acquisition, has been taken directly to reserves in the year of acquisition. The results of companies acquired are included in the profit and loss from the date that control passes to the Company.

Fixed Assets

Intangible fixed assets - goodwill

For acquisitions of a business, (including an interest in an associated undertaking), following the implementation of FRS 10 "Goodwill and Intangible Assets", purchased goodwill is capitalised in the year in which it arises and amortised over its estimated useful life up to a maximum of 20 years. The directors regard 20 years as a reasonable maximum for the estimated useful life of goodwill since it is difficult to make projections exceeding this period. Capitalised purchased goodwill in respect of subsidiaries is included within intangible fixed assets.

Goodwill which arose on the acquisition of a business in periods prior to 1st January 1999 and which was written off to the profit and loss reserve as a matter of accounting policy remains eliminated in that reserve and will be charged or credited in the profit and loss account as appropriate on the subsequent disposal of the business to which it related.

Tangible fixed assets

Fixed assets, including interests in Country Clubs and Country Club developments, are included at valuation except for fixtures and equipment which are included at cost. Interest is capitalised during the development period. Valuations are performed in accordance with FRS 15 "Tangible Fixed Assets".

Depreciation is provided to write off the cost less the estimated residual value of tangible fixed assets on a straight line basis over their estimated useful lives, at the following annual rates:

Fixtures and equipment	20-33%
Golf course improvements	10%
Short leasehold property	over the period of the lease
Long leasehold property (more than 50 years)	2%
Freehold property excluding land	2%

Accounting Policies (CONTINUED)

Stocks

Stocks of golf products and food and beverages are stated at the lower of average cost and net realisable value. Cost is calculated on the basis of first in, first out and net realisable value is the estimated selling price less any costs of disposal. Real estate land which is likely to be disposed of in the short term is held as a current asset at lower of cost and net realisable value.

Development and project costs

Costs incurred on development and on special projects are held on the balance sheet as current assets until such time as the development is complete when the costs are reclassified as appropriate, or has been aborted in which case the costs are written off to the profit and loss account.

Foreign exchange

Monetary assets and liabilities denominated in foreign currencies are translated into sterling at rates of exchange quoted at the balance sheet date. Transactions denominated in foreign currencies are recorded in sterling at the rates ruling on the date of those transactions. Exchange differences arising in the ordinary course of trading are included in the profit and loss account.

For the purposes of consolidation, the balance sheets and profit and loss accounts of subsidiary undertakings denominated in foreign currencies are translated at the rates of exchange ruling on the balance sheet date. Exchange differences arising from the translation at the closing rates of the opening net assets of subsidiary undertakings denominated in foreign currencies are recorded as a movement on reserves.

Turnover

Turnover represents the amount receivable for annual membership subscriptions, sales of memberships, golf course revenues, sales of land with memberships adjoining golf courses, retail sales and other services supplied to third parties, excluding value added tax. Membership revenue is recognised evenly over the period of the membership year.

Leases

Where a lease is entered into which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a finance lease. The asset is recorded in the balance sheet as a tangible fixed asset and is depreciated over the shorter of its estimated useful life and the lease term. Future instalments under such leases, net of finance charges, are included in creditors.

All other leases are treated as operating leases and the rental is charged to the profit and loss account on a straight line basis over the life of the lease.

Taxation

The charge for taxation is based on the results for the year, which takes account of taxation deferred because of timing differences between the treatment of certain items for taxation purposes and the treatment under the Clubhaus Group's accounting policies. Deferred taxation is provided on the liability method in respect of the taxation effect of all timing differences, to the extent that it is probable that liabilities will crystallise in the foreseeable future.

Accounting Policies (CONTINUED)

Interest and interest rate SWAPs

Interest incurred on loans for financing projects is capitalised until the development is completed; all other interest is taken directly to the profit and loss account.

The only derivative instruments utilised by the Group are interest rate SWAPs. The Group does not enter into speculative derivative contracts. All such instruments are used for hedging purposes to alter the risk profile of an existing underlying exposure of the Group, in line with the Group's risk management policies. Payments and receipts on interest rate hedges are accounted for on an accruals basis over the lives of the hedges and are included within net interest payable in the profit and loss account. Termination payments are taken to the profit and loss account as they are incurred.

Pensions

The costs to the Group of contributions to private personal pension schemes is charged to the profit and loss account as incurred.

Investments

All investments held by both the company and the group are stated at cost less provisions for impairment.

Notes to the Accounts

1. Basis of Preparation

On 27th February 2002, the Company announced that it had reached an agreement in principle with the holders of the £60 million 12.875% Senior Notes due 2009 ("the Bondholders"), the holder of the 7,600,000 "B" redeemable preference shares of £1 ("the Preference Shareholder") and Barclays Bank Plc in relation to the proposed restructuring of the Company's balance sheet ("the Proposals").

The Proposals involve a Capital Reorganisation, a Debt for Equity Swap, a Preference Share Redesignation and a Scheme of Arrangement and provide, *inter alia*, for (i) the redemption of £45.0 million of the principal amount due to Bondholders and the payment of interest accrued on the Bonds but unpaid as at the date the Scheme of Arrangement becomes effective ("the Effective Date") of approximately £7.4 million both to be satisfied by the issue of 731,691,332 new Ordinary Shares credited as fully paid at approximately 7 pence per share, (ii) the reorganisation of the Preference Shares into 76,000,000 New Ordinary Shares and "B" Deferred Shares and (iii) the satisfaction of the unpaid preference dividend of £380,000 by the issue of 3,800,000 New Ordinary Shares credited as fully paid at 10 pence per share. In addition to the redemption of £45.0 million of principal amount due under the terms of the Bonds, it is proposed that the terms attaching to the remaining £15.0 million of Bonds will be amended to the Company's benefit. If implemented, these Proposals would allow the Group to establish a positive net asset position and significantly reduce the cash outflows associated with interest and dividend payments.

Subject to the satisfaction of all conditions precedent to the facility (including the Proposals being approved and the Scheme of Arrangement being approved and becoming effective), Barclays Bank plc has agreed to provide the Company with a new £41 million 7 year medium term loan facility and £1.3 million overdraft facility. £4 million of the term loan must be repaid by 31st December 2002. Quarterly capital repayments of £1,150,000 commence in May 2003. The Group's other bank facilities will remain unaffected as to quantum and tenure.

Full particulars of the Proposals including security for the remaining Bank loans and amendment to the existing share option arrangements are set out in circulars to Ordinary Shareholders and Bondholders dated 12th April 2002.

The Directors believe that if the Proposals are not implemented then the Group will continue to be in a position where, without the support of its Banks, Bondholders, Ordinary Shareholders and Preference Shareholder, it is unable to meet its financial commitments as they fall due and that the Company would therefore have to seek the appointment of an administrative receiver or pursue other insolvency proceedings. In such circumstances, Ordinary Shareholders would almost certainly receive no return whatsoever on their existing Ordinary Shares.

The Board believes that these Proposals are essential to allow the Company to continue trading and they are in the best interests of the Company and its shareholders as a whole. While the directors are presently uncertain as to the outcome of the Proposals, they have formed a judgement at the time of approving the financial statements that following approval of the Proposals and with the benefit of the new bank facilities which will become available to the Group and with the benefit of either proceeds from planned asset disposals, the timing of which is inherently uncertain, or further issues of equity capital that it is appropriate for the financial statements to be prepared on a going concern basis. The financial statements do not include any adjustments that might result if the Proposals are not approved.

Notes to the Accounts (CONTINUED)

2. Segmental Analysis of Turnover, Profit and Net Assets

	Europe Period ended 30th Sept 2001 £'000	Europe Year ended 31st Dec 2000 £'000	UK Period ended 30th Sept 2001 £'000	UK Year ended 31st Dec 2000 £'000	Total Period ended 30th Sept 2001 £'000	Total Year ended 31st Dec 2000 £'000
Turnover	**5,980**	14,038	**21,094**	31,132	**27,074**	45,170
Cost of Sales	**(3,436)**	(4,485)	**(10,149)**	(12,119)	**(13,585)**	(16,604)
Gross Profit	**2,544**	9,553	**10,945**	19,013	**13,489**	28,566
Administrative Expenses	**(49,598)**	(22,825)	**(56,763)**	(9,209)	**(106,361)**	(32,034)
Operating Loss	**(47,054)**	13,272	**(45,818)**	9,804	**(92,872)**	(3,468)
Loss on ordinary activities before interest	**(47,054)**	(13,197)	**(47,405)**	9,729	**(94,459)**	(3,468)
(Loss)/profit before taxation	**(47,278)**	(13,492)	**(55,558)**	3,679	**(102,836)**	(9,813)
Total Assets	**16,050**	51,417	**83,189**	155,441	**99,239**	206,858
Net (Liabilities)/Assets	**(23,049)**	24,228	**4,172**	73,244	**(18,877)**	97,472

3. Exceptional Items

Included within administrative expenses are the following Exceptional Items

	Period ended 30th September 2001 £'000	Year ended 31st December 2000 £'000
Relaunch and upgrading of facilities following development/acquisition	-	(680)
Write off of deferred expenditure	(190)	(296)
Abortive transaction costs	(491)	(577)
Impairment of investments and loans	(2,025)	(3,024)
Impairment of fixed assets	(78,963)	(16,878)
Impairment of property assets held as current assets	(6,582)	–
Release from the merger reserve	-	2,908
Release of negative goodwill	920	–
	(87,331)	(18,547)

4. Net Interest Payable

	Period ended 30th September 2001 £'000	Year ended 31st December 2000 £'000
Interest receivable	**12**	11
Interest payable and similar charges		
Interest payable on bank overdrafts and loans	**(2,190)**	(1,781)
Interest payable on Senior Notes	**(5,793)**	(7,725)
Other interest payable including finance lease interest	**(88)**	(98)
Less amounts transferred to additions to fixed assets	**-**	3,658
Amortisation of Senior Notes expenses	**(318)**	(410)
	(8,389)	(6,356)
Net interest payable	**(8,377)**	(6,345)

5. Remuneration of Directors

Disclosures on directors' remuneration payable, share option schemes and pension contributions can be found in the Report by the Board to the Shareholders on Directors' remuneration on pages 13 to 15 and form part of these audited financial statements.

6. Pensions

The Group makes pension contributions to various defined contribution pension schemes on behalf of the executive Directors. Under these arrangements, the Company made defined contributions totalling £58,000 (2000: £67,000). The assets of the schemes are held separately from those of the Group and are independently administered.

The Group also operates a Group Personal Pension Scheme open to all employees in accordance with stakeholder pension provisions. The Group makes voluntary contributions of a minimum of 3% for all qualifying employees. The scheme is administered independently of the Company.

Notes to the Accounts (CONTINUED)

7. Staff Numbers and Costs

Average number of employees, including part time employees:

	Period ended 30th September 2001 Number	Year ended 31st December 2000 Number
Head office including directors	**30**	33
Administration	**212**	197
Greenkeeping	**203**	219
Food and Beverage	**541**	465
Health and Fitness/Retail	**237**	219
	1,223	1,133

The payroll costs for these persons were as follows:

	Period ended 30th September 2001 £'000	Year ended 31st December 2000 £'000
Wages and salaries	**10,340**	12,916
Social security costs	**1,212**	1,373
Pension costs	**205**	232
	11,757	14,521

Notes to the Accounts (CONTINUED)

8. Loss on Ordinary Activities Before Taxation

	Period ended 30th September 2001 £'000	Year ended 31st December 2000 £'000
The loss on ordinary activities before taxation is stated after charging/(crediting):		
Depreciation on owned assets	**2,445**	2,846
Depreciation on assets held under finance leases	**409**	294
Goodwill amortisation	**(38)**	(51)
Operating lease payments – plant and machinery	**58**	167
– property	**1,123**	1,161
Remuneration by the Group to the auditors was as follows:		
Group audit fees	**154**	215
Company audit fees	**15**	15
Other services in the UK	**139**	125

9. Taxation on Loss on Ordinary Activities

	Period ended 30th September 2001 £'000	Year ended 31st December 2000 £'000
Corporation tax	**–**	(456)
Deferred taxation (credit)/charge	**(571)**	862
Overseas taxation	**–**	543
	(571)	949
Adjustments in respect of prior years	**–**	(949)
Tax (credit) in the period	**(571)**	–

The tax credit relates to a current period release from the deferred tax provision. Note 26 sets out details of the deferred tax position.

10. Preference Share Dividend

	Period ended 30th September 2001 £'000	Year ended 31st December 2000 £'000
Preference share dividend proposed	**–**	380

11. Loss Retained for the Period/Year

As a consolidated profit and loss account is published, a separate profit and loss account of the parent company is omitted from the Group accounts by virtue of the exemption granted by Section 230 of the Companies Act 1985. The loss for the parent company in the period was £106.4 million (2000: £2.8 million loss).

12. Loss Per Share

	Period ended 30th September 2001 £'000	Year ended 31st December 2000 £'000
Attributable loss for:		
Basic loss per share	**(102,265)**	(10,193)
Diluted loss per share	**(102,265)**	(10,193)
	Number	Number
Weighted average number of shares for basic and adjusted loss per share	**102,403,000**	100,976,138
Dilutive share options	**-**	-
Shares to be issued	**-**	-
Number of shares for loss per share	**102,403,000**	100,976,138
Basic loss per share	**(99.9p)**	(10.1p)
Dilutive loss per share	**(99.9p)**	(10.1p)

Attributable loss for basic and diluted earnings per share is based on loss on ordinary activities after taxation, minority interests and after preference share dividends in 2000.

13. Intangible Fixed Assets

The group	£'000
Cost	
At 1st January 2001	(1,009)
Released in period	1,009
At 30th September 2001	-
Accumulated amortisation	
At 1st January 2001	51
Charged in period	38
Released in period	(89)
At 30th September 2001	-
Net book value	
At 30th September 2001	-
At 31st December 2000	(958)

Intangible fixed assets consisted of negative goodwill which resulted from the acquisition of minority interests and which has been released in the period following the impairment of the attributable assets.

14. Tangible Fixed Assets

Group	Freehold property £'000	Long leasehold property £'000	Short leasehold property £'000	Fixtures and equipment £'000	Total £'000
Cost or valuation					
At 1st January 2001	113,193	72,775	10,768	13,114	209,850
Acquisitions	3,034	–	–	–	3,034
Additions	2,014	2,947	480	1,568	7,009
Disposals	(10,454)	(77)	–	(1,288)	(11,819)
Foreign exchange movement	–	–	–	–	–
Revaluation	(50,736)	(40,065)	(2,007)	(1,660)	(94,468)
At 30th September 2001	**57,051**	**35,580**	**9,241**	**11,734**	**113,606**
Depreciation					
At 1st January 2001	(9,801)	(3,129)	(670)	(5,901)	(19,501)
Charge for the period	(642)	(776)	(149)	(1,287)	(2,854)
Disposals	604	76	–	912	1,592
Foreign exchange movement	–	–	–	–	–
At 30th September 2001	**(9,839)**	**(3,829)**	**(819)**	**(6,276)**	**(20,763)**
Net book value at valuation					
At 30th September 2001	**47,212**	**31,751**	**8,422**	**5,458**	**92,843**
Tangible fixed assets	75,328	64,020	10,098	6,575	156,021
Assets held for resale	28,064	5,626	–	638	34,328
At 31st December 2000	**103,392**	**69,646**	**10,098**	**7,213**	**190,349**
Net book value at cost					
At 30th September 2001	**40,778**	**31,582**	**4,629**	**5,459**	**82,448**
At 31st December 2000	**84,892**	**68,046**	**4,298**	**7,213**	**164,449**

In the prior year, fixed assets were subdivided between fixed assets to be retained and fixed assets held for resale. This classification has not been adopted at 30th September 2001 because until the Company's restructuring plan is finalised it is not certain which assets are to be disposed of.

Included in the cost of fixed assets is a cumulative amount of £nil (2000: £3.9 million) of interest capitalised.

Included in freehold and long leasehold property is land of £44.5 million (2000: £95.7 million) which is not depreciated.

Included in the cost of fixtures and equipment are assets of £3.9 million (2000: £2.7 million) held under finance leases. The accumulated depreciation on these assets at 30th September 2001 was £1.5 million (2000: £1.1 million).

In accordance with the requirements of FRS 15 "Tangible Fixed Assets" the properties were valued as at 30th September 2001. The valuations were performed by FPD Savills, with the exception of the Spanish property, which was valued by Chesterton HMH, chartered surveyors, acting in the capacity of External Valuers. All such valuers are chartered surveyors, being members of the Royal Institution of Chartered Surveyors.

All properties were valued on the basis of Open market Value in accordance with the RICS Appraisal and Valuation Manual.

15. Tangible Fixed Assets Company

	Fixtures and equipment £'000
Cost	
At 1st January 2001	2,200
Additions	682
Disposals	(63)
Revaluation	(1,443)
At 30th September 2001	**1,376**
Depreciation	
At 1st January 2001	(726)
Charge for the period	(289)
Disposals	63
At 30th September 2001	**(952)**
Net book value	
At 30th September 2001	**424**
At 31st December 2000	1,474

16. Investments

Company	Investments in subsidiary undertakings £'000
At 1st January 2001	37,440
Provision for diminution in value	(6,176)
At 30th September 2001	**31,264**

17. Investments in Subsidiaries

The following are the Company's principal subsidiary companies as at 30th September 2001, the results of which are included in the consolidated financial statements.

Company	Nature of business	Country of incorporation and operation	Percentage of equity and votes held 2001	Percentage of equity and votes held 2000
†Clubhaus Operations Limited	Club operations	UK	100%	100%
†Clubhaus (Castle Royle) Limited	Club operations	UK	100%	100%
†Fox Club Limited	Club operations	UK	100%	100%
Clubhaus (The Essex) Limited	Club operations	UK	100%	100%
Stonevine Limited	Club operations	UK	100%	100%
Mentmore Golf and Country Club PLC	Club operations	UK	100%	100%
Clubhaus (Chartham Park) Limited††	Club operations	UK	100%	0%
Clubhaus Investments Limited	Holding Company	Jersey/UK	100%	100%
Golfplatz Trages GmbH	Club operations	Germany	100%	100%
Golfplatz Tutzing GmbH	Club operations	Germany	100%	100%
Golfanlage Schloss Lüdersburg	Club operations	Germany	64%	64%
NGH Lüdersburg Beteiligungs GmbH	Holding company	Germany	100%	100%
Nippenburg Golfclub GmbH	Club operations	Germany	99%	99%
†Operations El Bosque SA	Club operations	Spain	100%	100%
Société d'Exploitation du Centre de Sports et de Loisirs de Montpensier SA	Golf course investment and residential development	France	100%	100%

† Owned directly by the company.
†† Acquired in the period.

18. Acquisitions

	Tangible fixed assets and investments £'000	Current assets £'000	Bank loan £'000	Net assets/ (liabilities) acquired £'000
Fair value on acquisition				
Chartham Park Golf and Country Club	3,034	–	(1,500)	1,534

The purchase was funded from the group's cash reserves.

The acquisition has been accounted for using the acquisition method of accounting.

The purchase of Chartham Park Golf and Country Club was completed on 4th May 2001 at fair value. Comparative information is not available as the purchase of Chartham Park and Country Club was an asset purchased by Clubhaus (Chartham Park) Limited which was incorporated in April 2001. The acquisition contributed to the consolidated Group turnover of £0.57 million, gross profit of £0.29 million and operating profit of £0.15 million from the date of acquisition to the period end. As at 30th September 2001, the carrying value of the asset was written down to £2.75 million

19. Stocks

	Group 2001 £'000	Group 2000 £'000
Retail	**898**	913
Food and Beverage	**202**	217
Other Stocks	**35**	–
Real Estate land held for resale	**–**	1,996
	1,135	3,126

20. Debtors

	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000	Company 2000 £'000
Trade debtors	**1,888**	2,641	**–**	–
Amounts owed by group undertakings	**–**	–	**44,843**	135,506
Other debtors	**1,685**	5,066	**734**	1,676
Development and project expenditure	**–**	3,700	**–**	–
Prepayments and accrued income	**246**	469	**18**	61
Corporation tax recoverable	**450**	450	**450**	450
	4,269	12,326	**46,045**	137,693

Included within the Group debtors is £470,000 (2000: £3.86 million) in respect of debtors recoverable after more than one year.

21. Creditors: amounts falling due within one year

	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000	Company 2000 £'000
Bank loans and overdrafts	**43,369**	6,826	**34,951**	2,206
Obligations under finance leases	**814**	630	**802**	533
Trade creditors	**2,680**	2,384	**607**	636
Amounts owed to group undertakings	**–**	–	**832**	–
Taxation and Social security	**2,564**	1,512	**944**	688
Other creditors	**2,598**	39	**570**	–
Accruals and deferred income	**6,283**	4,977	**3,959**	2,806
Accrued preference dividend	**–**	380	**–**	380
	58,308	16,748	**42,665**	7,249

Bank loans and overdrafts are secured by fixed and floating charges over certain of the Group's fixed and current assets.

22. Creditors: amounts falling due after more than one year

	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000	Company 2000 £'000
Senior Notes	**56,751**	56,433	**56,751**	56,433
Bank loans	**-**	33,000	**-**	30,000
Obligations under finance leases	**1,151**	749	**1,151**	746
Advances from members	**965**	944	**-**	-
Other creditors	**360**	360	**-**	-
	59,227	91,486	**57,902**	87,179

The Senior Notes are shown net of the original costs of issue which are amortised over the original life of the loan in accordance with FRS 4 "Capital Instruments". The unamortised amount netted off the total liability as at 30th September 2001 was £3,249,000 (2000: £3,567,000).

Advances from members comprise sums advanced by members at two of the Group's golf courses. At one of the courses, members have in previous years paid life memberships which are released to the profit and loss account over 10 years. At the second club, members have made interest free loans which are repayable with one year's notice.

Terms of bank loans

The details of the Group's Senior Notes and bank loans at 30th September 2001:

(i) Senior Notes
Clubhaus PLC has £60 million 12.875% Senior Notes due 2009. The Notes are unsecured and rank equally with all existing and future unsecured senior debt. Interest on the Notes is payable on 1st June and 1st December of each year. The interest due on 1st December 2001 was not paid and consequently the Senior Note holders now have the right to seek immediate repayment of their principal.

(ii) A senior secured facility of £40 million entered into on 3rd July 2000 with Barclays Bank PLC. The facility was effectively an on demand facility as at 30th September 2001. £35.3 million was drawn down under this facility as at 30th September 2001 (2000: £33.0 million drawn down).

(iii) A secured overdraft facility of DM7.0 million (£2.3 million) is available from Sudwest Bank for the German operations, as at 30th September 2001, £2.2 million (2000: £2.2 million) was drawn down.

(iv) Various working capital overdraft arrangements are available from three separate banks in Germany. The total drawdown on these facilities was £0.6 million on 30th September 2001 (2000: £0.6 million).

(v) The Group has an unsecured overdraft facility of PTS193 million (£0.7 million) with HSBC, Madrid. As at 30th September 2001 PTS193 million (£0.7 million) (2000: £0.7 million) was drawn down.

(vi) A £3 million medium term loan facility entered into on 5th November 2000 with NatWest Bank PLC. The facility is for 10 years with a one year capital repayment holiday but due to cross default provisions this amount was effectively repayable on demand at 30th September 2001. As at 30th September 2001 the facility was fully drawn.

22. Creditors: amounts falling due after more than one year (continued)

(vii) A £1.5 million medium term loan facility entered into on 4th May 2001 with NatWest Bank PLC. The facility is for 10 years with a seventeen month capital repayment holiday but due to cross default provisions this amount was effectively repayable on demand at 30th September 2001. As at 30th September 2001 facility was fully drawn.

23. Financial Assets and Liabilities

The Group's exposure to movements in interest rates is managed by interest rate swaps.

The Group has defined financial assets and liabilities as those assets and liabilities of a financial nature namely cash, investments and borrowings. Short term debtors and creditors have been excluded as permitted by FRS 13 "Derivatives and Other Financial Instruments".

Financial assets

The currency and interest rate profile of the Group's financial assets which comprise cash and unlisted investments are:

	Cash 2001 £'000	Cash 2000 £'000
Sterling	**527**	407
Deutschmark	**265**	1,354
French Franc and Spanish Peseta	**200**	254
	992	2,015

Interest on short term deposits is at local bank deposit rates.

Financial liabilities

The currency and interest rate profile of the Group's financial liabilities and their maturity profile (together with that of the Company's) are:

			Fixed rate financial liabilities		
	Non-interest bearing financial liabilities 2001 £'000	**Floating rate financial liabilities 2001 £'000**	**Fixed rate financial liabilities 2001 £'000**	**Weighted average interest rate 2001 %**	**Weighted average duration 2001 years**
Sterling	**750**	**41,759**	**56,751**	**10**	**4.5**
Deutschmark	**215**	**2,936**	**-**	**5**	**-**
Other	**360**	**639**	**-**	**5**	**-**
	1,325	**45,334**	**56,751**	**10**	**4.4**

23. Financial Assets and Liabilities (continued)

				Fixed rate financial liabilities	
	Non-interest bearing financial liabilities 2000 £'000	Floating rate financial liabilities 2000 £'000	Fixed rate financial liabilities 2000 £'000	Weighted average interest rate 2000 %	Weighted average duration 2000 years
Sterling	729	37,695	56,433	10.5	6.4
Deutschmark	215	2,781	–	5.0	–
Other	360	729	–	5.0	–
	1,304	41,205	56,433	10.3	6.0

The interest rate on floating rate financial liabilities is approximately 6% (2000: 7.25%). The Group has £7.6 million (2000: £7.6 million) of preference shares in issue, details on these shares are given in note 28.

The maturity profile of financial liabilities at 30th September 2001 comprised:

Repayable	**Group 2001 £'000**	Group 2000 £'000	**Company 2001 £'000**	Company 2000 £'000
In one year or less or on demand	**44,183**	7,456	**35,753**	2,739
In more than one year, but less than two years	**905**	360	**690**	187
In more than two years, but less than five years	**1,571**	31,693	**462**	30,559
In more than five years	**56,751**	59,433	**56,751**	56,433
	103,410	98,942	**93,656**	89,918

The Group's undrawn committed borrowing facilities are summarised below:

	2001 £'000	2000 £'000
Expiring in:		
One year or less, or on demand	**4,700**	–
In more than one year, but less than two years	**–**	–
In more than two years	**–**	10,000
	4,700	10,000

Notes to the Accounts (CONTINUED)

23. Financial Assets and Liabilities (continued)

The book and fair values of financial assets and liabilities are as follows:

	Book value 2001 £'000	**Fair value 2001 £'000**	Book value 2000 £'000	Fair value 2000 £'000
Cash	**992**	**992**	2,015	2,015
Bank loans and overdrafts	**(43,369)**	**(43,369)**	(39,826)	(39,826)
Senior Notes	**(56,751)**	**(19,614)**	(56,433)	(63,713)
Obligations under finance leases	**(1,965)**	**(1,965)**	(1,379)	(1,379)
Other creditors falling due after more than one year	**(1,325)**	**(575)**	(1,304)	(486)
Preference Shares	**(7,600)**	**(7,600)**	(7,600)	(7,600)
	(111,010)	**(73,123)**	(106,542)	(113,004)

Fair value has been calculated by taking the market value for the Senior Notes. Other liabilities are not quoted and with the exception of advances from members all liabilities carry a commercial rate of interest and have therefore been included at par in the fair value column.

The Group had at 30th September 2001 two interest rate SWAP agreements. At 3rd April 2002, it would have cost approximately £0.4 million to close the positions out. The loss on the open positions is not provided for in these financial statements.

24. Obligations Under Finance Leases

At 30th September 2001 the following commitments to payments existed in respect of finance leases:

	Group 2001 £'000	Group 2000 £'000	**Company 2001 £'000**	Company 2000 £'000
Minimum lease payments payable:				
Within one year	**814**	630	**802**	533
Within two to five years	**1,151**	749	**1,151**	746
	1,965	1,379	**1,953**	1,279

25. Operating Lease Commitments

As at 30th September 2001, the following commitments to payments during the next year in respect of other operating leases:

	Group 2001 £'000	Group 2000 £'000
Leases which expire:		
Within one year	44	22
Within two to five years	89	121
Over five years	1,524	1,462
	1,657	1,605

26. Provisions for Liabilities and Charges

The amounts of deferred taxation provided and the full potential amount which could be provided are as follows:

Group	2001 Amount provided £'000	2001 Full potential £'000	2000 Amount provided £'000	2000 Full potential £'000
Accelerated capital allowances	581	576	1,159	1,343
Gain deferred by roll-over relief	–	164	–	164
Other timing differences	–	–	(7)	(158)
Tax losses in UK	–	(3,369)	–	(1,183)
	581	(2,629)	1,152	166

In addition to the potential liabilities described above, a tax liability of approximately £2.2 million (2000: £21.5 million) may arise if certain of the Group's golf courses were sold at the net amount at which they are stated in the financial statements.

Also the Group potentially has tax losses in Germany of approximately £13.0 million (2000: £12.7 million) which should be available to offset against future trading revenue in those countries.

	Group £'000
Movement	
As at 31st December 2000	1,152
Released during the period	(571)
At 30th September 2001	**581**

The Company had provisions for deferred taxation of £nil (2000: £nil) at 30th September 2001.

27. Foreign Exchange Rates

The following foreign exchange rates have been applied:

	30th September 2001	31st December 2000
German Deutschmark	£1 = 3.14	£1 = 3.10
French Franc	£1 = 10.53	£1 = 10.50
Belgian Franc	£1 = 64.77	£1 = 64.20
Dutch Guilder	£1 = 3.54	£1 = 3.50
Spanish Peseta	£1 = 267.14	£1 = 264.70

28. Called Up Share Capital

	30th September 2001 £'000	31st December 2000 £'000
Authorised		
Equity share capital		
129,000,000 (2000: 129,000,000) ordinary shares of 50p each	64,500	64,500
Non-equity share capital		
8,000,000 (2000: 8,000,000) "B" redeemable preference shares of £1 each	8,000	8,000
Allotted and fully paid		
Equity share capital		
103,122,833 (2000: 101,041,105) fully paid ordinary shares of 50p each	51,561	50,521
Non-equity share capital		
7,600,000 (2000: 7,600,000) "B" redeemable preference shares of £1 each	7,600	7,600

Movement in share capital during the period ended 30th September 2001

	Preference No '000	Ordinary No '000	Ordinary £ '000
At 1st January 2001	7,600	101,041	50,521
Issued as settlement of deferred consideration on 5th May 2001	–	2,082	1,040
At 30th September 2001	**7,600**	**103,123**	**51,561**

The rights attached to the ordinary shares and "B" redeemable preference shares are as follows:

Income

The holders of ordinary shares are entitled *pari passu* amongst themselves, after payment of the preference dividend and any arrears thereof in full, to any dividends declared or paid by the Company. The holders of the "B" redeemable preference shares are entitled to a fixed cumulative dividend of 5% per annum (net) on the amount paid up on the "B" redeemable preference shares.

28. Called Up Share Capital (continued)

Capital distribution

On a distribution, or in the event of a winding up of the Company, the remaining net assets of the Company are applied first in paying to the holders of the "B" redeemable preference shares the arrears of any preference dividend, secondly in paying the amounts paid up on the "B" redeemable preference shares, and thereafter in distributing the balance to the ordinary shareholders in proportion to the amounts paid up.

Redemption

The "B" redeemable preference shares can be redeemed at par at any time in whole or in part at the option of the Company but in any event not later than 31st December 2003 or, if earlier, in the event of an offer being made for the whole of the issued ordinary share capital of the Company which is accepted by over 50% of the holders of the ordinary shares. It is envisaged that as part of the proposed restructuring referred to in the Chairman's Statement that the preference shares will be converted into new ordinary shares.

Votes of Members

Ordinary Shares

Every holder of Ordinary Shares present in person shall, on a show of hands, have one vote and every member present in person, or by proxy on a poll, shall have one vote for every share held.

"B" Redeemable Preference Shares

The holders of "B" Redeemable Preference Shares shall not be entitled to vote on any resolution at a general meeting of the Company, except on any resolution which is proposed that the Company be voluntarily wound up and for the appointment of liquidators for the purposes of winding up, or any resolution which alters or varies any of the rights or privileges attaching to the "B" Redeemable Preference Shares.

Variation of Rights

All of the rights attached to any Class of shares may, subject to Section 127 of the Companies Act 1985, be varied or abrogated either with consent in writing of the holders of at least three quarters of the issued shares of that class or with the sanction of an extraordinary resolution passed at a meeting of the holders of the issued shares of that Class.

Changes in Capital

(i) The Company may, by ordinary resolution, consolidate its Ordinary Shares into shares of larger nominal amount. The Company may, by ordinary resolution, sub-divide its Ordinary Shares into shares of smaller nominal amount. The Company may, by ordinary resolution, increase its capital by the creation of new shares and may also, by ordinary resolution, cancel any unissued shares not taken by any person.

(ii) The Company may, by special resolution, reduce its share capital, any capital redemption reserve fund and any share premium account in any manner authorised by law and, subject to the provisions of the Act, may purchase its own shares.

(iii) All the issued Ordinary Shares are in registered form and are freely transferable by transfer in the usual or common form or in such other form as shall be approved by the directors.

(iv) The Board may decline to register a transfer of a share which is not a fully paid share, provided that the restrictions are not such as to prevent the dealings in shares from taking place on an open and proper basis.

28. Called Up Share Capital (continued)

Warrants

There are no outstanding warrants in issue.

Options

Details of options held over the Ordinary Shares of the Company are detailed on pages 14 to 15 of these accounts.

Unissued Share Capital

At 30th September 2001 the Company had authorised but unissued share capital of 25,877,167 (2000:27,958,895) ordinary shares of 50 pence each. Of these shares, 5,329,920 are reserved for option holders.

29. Reserves

Group	Other £'000	Share premium £'000	Merger reserve £'000	Foreign exchange translation £'000	Revaluation reserve £'000	Total other reserves £'000	Profit and loss account £'000
At 1st January 2001	–	22,910	412	(3,715)	25,900	45,507	(6,345)
Preference share dividend	380	–	–	–	–	380	–
Revaluation of fixed assets	–	–	–	–	(15,505)	(15,505)	–
Loss retained for the period	–	–	–	–	–	–	(102,265)
At 30th September 2001	**380**	**22,910**	**412**	**(3,715)**	**10,395**	**30,382**	**(108,610)**

The cumulative amount of goodwill and costs written off to the merger reserve amounts to £5,193,000 (2000: £5,193,000).

Company	Other reserve £'000	Share premium £'000	Total other reserves £'000	Profit and loss account £'000
At 1st January 2001	–	22,910	22,910	1,149
Loss retained for the period	–	–	–	(106,433)
Preference share dividend	380	–	380	–
At 30th September 2001	380	22,910	23,290	(105,284)

30. Capital Commitments

	Group 2001 £'000	Group 2000 £'000
Capital commitments contracted but not provided	**1,918**	500

31. Reconciliation of Operating Profit to Net Cash Inflow from Operating Activities

	Group 2001 £'000	Group 2000 £'000
Operating (loss)	**(92,872)**	(3,468)
Non Cash Exceptional Items	**86,877**	16,636
Depreciation and amortisation	**2,854**	3,140
(Increase)/decrease in stocks held for resale	**(5)**	363
Decrease/(Increase) in debtors	**2,017**	(5,994)
Increase/(Decrease) in creditors and deferred income	**3,628**	(2,878)
Net cash inflow from operating activities	**2,499**	7,799

32. Analysis of Cash Flow for Headings Netted in the Cash Flow Statement

	Period ended 30th September 2001 £'000	Year ended 31st December 2000 £'000
Returns on investments and servicing of finance		
Interest received	12	–
Interest paid	(6,252)	(8,748)
Interest element of finance lease payments	(88)	(98)
Preference dividends paid	–	(387)
Net cash outflow from returns on investment and servicing of finance	(6,328)	(9,233)
Capital expenditure and financial investment		
Payments to acquire tangible fixed assets	(5,498)	(19,838)
Net cash outflow from capital expenditure and financial investment	(5,498)	(19,838)
Acquisitions and disposals		
Cost of acquisitions	(3,034)	(3,842)
Disposal proceeds	8,638	–
Cash and overdrafts of business acquired	1,500	–
Net cash inflow/(outflow) from acquisitions and disposals	7,104	(3,842)
Financing		
Decrease in debt due within a year	–	(187)
Increase in debt due beyond a year	4,000	30,000
Capital element of finance lease rental payments	(631)	(604)
Net cash inflow from financing	3,369	29,209

Notes to the Accounts (CONTINUED)

33. Changes in Financing during the 21 months ended 30th September 2001

	Share Capital £'000	Share Premium £'000	Bank Loans £'000	Senior Notes £'000	Other £'000
At 1st January 2000	50,172	22,579	–	56,272	187
Arising on acquisition	–	–	3,000	–	–
Cash inflow/(outflow)	–	–	30,000	–	(187)
Other non cash changes	–	–	–	161	–
Shares issued for non cash consideration	349	331	–	–	–
As at 31st December 2000	50,521	22,910	33,000	56,433	–
Arising on acquisition	–	–	1,500	–	–
Cash inflow	–	–	4,000	–	–
Other non cash changes	–	–	–	318	–
Shares issued as deferred consideration	1,040	–	–	–	–
At 30th September 2001	**51,561**	**22,910**	**38,500**	**56,751**	**–**

34. Analysis of Net Debt

	At 1st January 2001 £'000	Cash Flow £'000	Other Non cash Changes £'000	Acquisitions (excluding cash and overdrafts) £'000	Reclassification £'000	**At 30th September 2001 £'000**
Cash	2,015	(1,023)	–	–	–	992
Overdrafts	(6,826)	1,956	–	–	–	(4,870)
	(4,811)	933	–	–	–	(3,878)
Debt within 1 year	–	–	–	–	(38,500)	(38,500)
Debt over 1 year	(89,433)	(4,000)	(318)	(1,500)	38,500	(56,751)
Obligations under finance leases	(1,379)	631	(1,217)	–	–	(1,965)
	(90,812)	(3,369)	(1,535)	(1,500)	–	(97,216)
Total net debt	(95,623)	(2,436)	(1,535)	(1,500)	–	(101,094)

Total net debt excludes non interest bearing advances from members.

35. Contingencies of the Company and the Group

The Company has given parent company guarantees to certain of its subsidiaries.

The Group has a contingent liability of approximately £5 million relating to certain lifetime members of Mentmore Golf & Country Club in the event of the closure of this club.

At 30th September 2001 and currently there are no material legal proceedings outstanding against the Group.

36. Related Parties

Property at Golfanlage Schloss Lüdersburg, Germany

One of the Directors, Alexander von Spoercken, is the owner of the property at which the old and new courses at Schloss Ludersburg golf club and 12 apartments are situated, in Hamburg, Germany. NGG Ludersburg Golfanlagen GmbH (an indirectly held subsidiary of Clubhaus PLC) leases these sites from Alexander von Spoercken under the terms of a limited personal servitude. The remaining term of both leases now extends to 84 years. NGG Ludersburg Golfanlagen GmbH pays an aggregate rent under the two leases of DM1,023,000 (£330,000) per annum. In addition, GSL – Golfanlage Schloss Ludersburg GmbH&Co.KG (an indirectly held subsidiary of Clubhaus PLC) leases a restaurant, some additional apartments and a conference room for an annual rent of DM 77,000 (£25,000). As at 30th September 2001 DM 210,519 (£68,000) was due to Alexander von Spoercken under basic lease agreements (31st December 2000: DM 285,581 (£92,000)). A total of DM 959,643 (£310,000) was paid in the period.

Land and Leisure Developments Limited

Land and Leisure Developments Limited ("Land and Leisure") is a company incorporated in Jersey which is controlled by a trust of which Guy Buckley, the Chief Operating Officer and Director, is one of the ultimate beneficiaries. Gerry Buckley, Guy Buckley's father, is a Director of Land and Leisure and Domaine des Princes. Land and Leisure has a 9.9% interest in Domaine des Princes, the balance of which is owned as to 41% by Clubhaus Investments Limited and as to 49% by other investors.

37. Post Balance Sheet Events

On 5th February 2002 the Group sold the assets of Chesfield Downs golf course for £3.9 million.

As set out in note 1, on 7th January 2002 the Group announced that it was in negotiations with its bankers, the holders of the company's senior loan notes and its preference shareholders with a view to restructuring the Group's balance sheet. Full particulars of the proposals are set out in a circular to shareholders which is being sent to all shareholders today.

WELCOME GOLF GYM SWIM AERO PULSE SOUL

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CLUBHAUS

Clubhaus Nizels Georgian House Nizels Lane Hildenborough Kent TN11 8NT **tel** +44(0)1732 835 900 **fax** +44(0)1732 835 990 **www.clubhaus.com**
Registered in England No 3125439